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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on July 6, 2018

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SAMOYED HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

902/903, B4, Kexing Science Park
No. 15 Keyuan Road, Science and Technology Park
Nanshan District, Shenzhen
People's Republic of China
+86 755 8695 7589
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephanie Tang, Esq. Shearman & Sterling LLP 12/F, Gloucester Tower The Landmark 15 Queen's Road Central Central, Hong Kong +852-2978-8000	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Ordinary Shares, par value $0.00001 per share(1)	$	$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(2)
Includes            ordinary shares that are issuable upon the exercise of the underwriter's over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2018

American Depositary Shares

Samoyed Holding Limited

Representing Ordinary Shares

        Samoyed Holding Limited is offering            American depositary shares, or ADSs. [The selling shareholders identified in this prospectus are offering an additional            ADSs.] Each ADS represents            ordinary shares, par value US$0.00001 per share. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

        This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate the initial public offering price of our ADSs will be between US$            and US$            per ADS. We will apply to list the ADSs on the            under the symbol "            ."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in the ADSs involves risks. See "Risk Factors" beginning on page 21.

PRICE US$                        PER ADS

	Price to public	Underwriting discounts and commissions	Proceeds before expenses to company	[Proceeds before expenses, to the selling shareholders]

Per ADS	US$	US$	US$	US$

Total	US$	US$	US$	US$

        We [and the selling shareholders] have granted the underwriters the right to purchase up to            additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs to purchasers on                    , 2018.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

Prospectus dated                    , 2018.

[Page intentionally left blank for graphics]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs. In addition, this prospectus contains information from a report prepared by Oliver Wyman Consulting (Shanghai) Limited, or Oliver Wyman, a third-party market research firm. Oliver Wyman was commissioned by us to provide information on China's credit card repayment market, which is a subset of China's financial services market.

Our Mission

        Our mission is to be the most trusted lifetime financial partner to credit-proven millennials in China.

Our Value Propositions

        Our value to customers: Trusted, smart and affordable financial solutions.

        Our value to financial institution partners: Innovative technology solutions to gain access to and better serve credit-proven millennials across China.

Overview

        We are the only loan facilitator in China focused on facilitating credit card balance transfer products with a weighted average APR lower than 18.25%, the annual interest rate cap for credit cards set by the PRC regulators, according to Oliver Wyman. We also ranked third in terms of number of registered users as of 2017 among the credit card repayment facilitators in China, according to Oliver Wyman. We believe we are the first company to facilitate balance transfer products through a purely online platform in China.

        We are a leading financial technology service company in China redefining credit card experiences. We were established in 2015 by a group of well-respected veterans with extensive experience in China's consumer finance industry. We work with financial institutions to provide credit services to credit-proven millennials, who are existing credit card holders and have been approved by our credit assessment system for having prime credit. We believe our services represent smarter and more affordable financing alternatives for our customers. We also provide financial institutions with access to high-quality consumer finance assets with lower risk profiles than traditional bank installment assets, while enhancing their operational efficiency and risk management capabilities through our proprietary artificial intelligence-based technology solutions.

        We strategically focus on credit-proven millennials in China, especially individuals born in the 1980s and 1990s who already have a credit card, which comprises 80% of our customers with an approved credit line, as of March 31, 2018. Unlike in the United States, credit card penetration in China is still comparatively low, making credit-proven millennials who already have established credit history with banks a cohort with prime credit quality and low delinquency rates. They are well-educated and at an early stage of their career with high potential for income growth. They have strong consumption demand but need access to credit due to inadequate savings. They also care about their credit record, which generally reduces their deliquency rate. These characteristics drive millennials to demand more financial and credit services that are not only accessible but also offer a better customer experience and lower costs, which traditional financial institutions have difficulties in providing. We address this demand by providing our customers with more flexible and affordable financing options. We also help traditional financial institutions overcome technological and geographical barriers to cost-effectively serve customers across China, without having to invest significant time and resources to attain sufficient scale to access high-quality low-risk assets. In 2017 and the three months ended March 31, 2018, the weighted average APR for our credit services was 17.0% and 20.3%, respectively. As a result, we have established a barrier of entry in the form of competitive pricing in the balance transfer product segment we serve by optimizing costs at every stage of our operations, including customer acquisition, funding, risk management and collection.

        We currently facilitate three credit services for our customers:

  •
  Credit card balance transfer—Our primary credit service is credit card balance transfer, which extends credit to finance our customers' repayment of their credit card bills. Credit card balance transfer represented 74.7% and 48.7% of our total loan facilitation volume in 2017 and the three months ended March 31, 2018. Credit card balance transfer services facilitated on our platform feature a principal amount ranging from RMB3,000 (US$478.3) to RMB30,000 (US$4,782.7) with a flexible term of three, six or 12 months, and a competitive effective APR ranging from 10.07% to 24.00% with a weighted average APR of 15.1% and 15.4% in 2017 and the three months ended March 31, 2018, respectively, which is lower than the APR offered by banks in China for similar products. We offer the lowest weighted average APR among credit card repayment facilitators in China, according to Oliver Wyman.

  •
  Cash advance—To complement our credit card balance transfer and meet our customers' varied financial needs, we also offer cash advance which shares the credit line with credit card balance transfer. Our cash advance features a term of three, six or 12 months, and an effective APR ranging from 15.73% to 24.00% with a weighted average APR of 20.7% both in 2017 and the three months ended March 31, 2018, which is lower than the APR offered by banks in China for similar products.

  •
  Credit loans—Our credit loans feature a term of 12 months and a larger principal amount between RMB20,000 (US$3,188.5) and RMB50,000 (US$7,971.2), and an effective APR ranging from 24.00% to 36.00% with a weighted average APR of 27.8% and 28.4% in 2017 and the three months ended March 31, 2018.

        The credit services facilitated by us are primarily provided through our proprietary mobile application platform Shengbei, which provides our users with a superior streamlined user experience, processing substantially all loan applications instantaneously and disbursing any funds within approximately two minutes.

        We cooperate with financial institutions to facilitate loan transactions for our customers. We provide our financial institution partners with integrated technology-driven solutions across the entire credit transaction process. With these solutions, our partners can expand their customer base using our cost-efficient customer acquisition systems while obtaining improved and stable asset quality through our risk-management solutions. Our solutions provide our partners with immediate access to our customers and allocate assets according to financial institutions' different risk-return parameters. Despite our limited operating history in China's online consumer finance market, leveraging our track record of low delinquency rates, long-standing relationship and trust with our financial institution partners and our commitment to compliance, we are rapidly migrating to a non-guarantee loan facilitation model. Under this model, we facilitate loan transactions for financial institution partners for a service fee, without taking credit risk on transactions. This model enables collaborative risk management with financial institution partners and frees us from providing any guarantee in the form of risk reserve deposit, guarantee or insurance payment for any loan delinquencies. We have established partnerships with 16 financial institutions, including commercial banks, consumer finance companies, trust companies and microlending companies. We will continue to build up our financial institution partner base.

        We strategically optimize our customer acquisition channels to reach a broad customer audience, while maximizing the cost-effectiveness of our customer acquisition efforts. Our customer acquisition efforts have translated into a substantial increase in the number of users registered on our platform from 6.4 million as of December 31, 2016 to 17.0 million as of December 31, 2017, and further increased to 20.5 million as of March 31, 2018. We believe we are one of the few market players who are able to perform our credit assessment without needing historical customer behavior data (such as shopping patterns on e-commerce platforms, etc.). This frees us from the need to accumulate behavioral data on customers for a period of time before being able to assess their credit. We believe this enhances the accuracy of our models and allows us to maintain asset quality, while reducing the susceptibility of our results to fraud. For customers that we acquire but who do not meet our credit assessment criteria, we provide tailored third-party credit-related recommendation services to them based on their credit assessment results. We also provide our customers with access to a variety of customized credit card offers, insurance products and wealth management products offered by third-party financial services providers. For our recommendation services, we do not take any credit risk and charge our third-party financial services providers a recommendation fee, which allows us to monetize our user traffic and effectively offset our customer acquisition costs.

        We have integrated advanced technologies in every aspect of our business operations, which has enabled us to effectively provide credit-proven millennials with a superior user experience and to work with financial institutions under a service model without taking credit risk. We have established a full matrix of proprietary technology systems, which we call "Seven Swords" that are applied across our entire business process, covering customer acquisition, fraud detection, credit assessment, post-facilitation management, cooperation with financial institutions and customer servicing. By processing and analyzing customer data aggregated during the whole transaction process, the "Euler" customer acquisition channel monitoring system enables us to continuously optimize our customer acquisition strategies, budgets and procedures by anticipating customer behaviors. Leveraging our artificial intelligence capabilities, we have distilled over 2,600 features from customer data and developed a comprehensive set of proprietary models, including our "Orion" anti-fraud model, "DNA" credit scoring model, "LBSRM" geographical location model and "Alpha S" credit decision bot, all of which buttress our ability to offer enhanced risk management solutions to our financial institution partners.

        We have experienced robust growth since the commencement of our operations, as illustrated by the charts below:

Accumulated Registered Users	Average Number of Monthly Active Users

Number of Transactions	Loan Facilitation Volume

Accumulated Active Borrowers

        Our net operating revenue increased from RMB53.0 million in 2016 to RMB240.4 million (US$38.3 million) in 2017, representing a 353.5% increase. Our net operating revenue increased from RMB33.4 million for the three months ended March 31, 2017 to RMB95.2 million (US$15.2 million) for the three months ended March 31, 2018, representing a 185.2% increase. Our net loss decreased from RMB94.0 million in 2016 to RMB67.0 million (US$10.7 million) in 2017, representing a 28.7% decrease. Our net loss was RMB28.6 million for the three months ended March 31, 2017 and our net profit was RMB1.3 million (US$0.2 million) for the three months ended March 31, 2018.

Industry Overview

        The consumption ability of people in China has been increasing rapidly. This growth in expenditure has been supported by increasing leverage on borrowing, evidenced by a CAGR of 27% in the outstanding balance of personal consumption loans in China from 2011 to 2017, which was significantly higher than the CAGR of 9% in China's real disposable income during the same period, according to Oliver Wyman. This phenomenon has led to a rapid increase in China's personal debt-to-income ratio from 5.9% in 2011 to 18.1% in 2017. However, this ratio is still far behind that of the United States which reflects significant growth opportunity for China's personal lending market. Individuals born between 1980 and 1999, also known as millennials, prominently exhibit these behavioral patterns in China. In particular, millennials have higher levels of education, are more prevalent amongst white-collar occupations, have higher spending propensities, generally have inadequate savings, and have higher propensities to use financial service products, especially through online channels. These factors are expected to translate into higher demand by millennials for financial services, particularly, credit card and credit card repayment services.

        China's credit card loans market is expected to grow at a CAGR of 25% from RMB5.6 trillion (US$0.9 trillion) in 2017 to RMB16.7 trillion (US$2.7 trillion) in 2022 in terms of outstanding loan balance, being the fastest growing segment within the personal credit market. The characteristics of China's credit card market are significantly different from that of the United States. Credit cards are prevalent in the United States, with approximately 66% of the adult population (defined as age 15 or above) holding credit cards as of 2017, as compared to 21% in China. In 2017, each person in the United States owned 2.0 credit cards on average, compared to only 0.6 credit cards in China. As a result, owning a credit card in China is a good indicator of creditworthiness, whereas in the United States, credit card ownership has penetrated into almost all social and economic classes. Furthermore, due to low credit card penetration, there is still significant demand for cash advances in China.

        In addition, credit cards are more often perceived as a pure payment and transaction tool in China. Going forward, as more people use their credit card as a credit instrument, interest bearing assets are expected to take a larger percentage of total credit card outstanding balance. Interest-bearing balance is expected to increase from RMB2.0 trillion (US$318.9 billion) in 2017, representing 36% of total balance, to RMB7.9 trillion (US$1.3 trillion) in 2022, representing 47% of total balance.

        A number of key factors are critical to successfully operating in China's credit card repayment facilitation market, which include:

  •
  Technology-enabled risk management;

  •
  Technology-enabled operations with high efficiency; and

  •
  Diversified funding sources.

Our Competitive Strengths

        We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

  •
  The lowest APR credit card balance transfer facilitator in China;

  •
  Experienced management team with exceptional industry knowhow;

  •
  Technology-enabled platform with proven results;

  •
  Unique and efficient technology-based customer acquisition and retention model; and

  •
  Rapidly transitioning to asset-light service model with financial institution partners.

Our Strategies

        We intend to achieve our goals by pursuing the following strategies:

  •
  Create value for customers' lifetime needs through broadening service offerings;

  •
  Expand our customer base and enhance our brand recognition;

  •
  Nurture deep partnerships with financial institutions; and

  •
  Continue to invest in data and technology.

Our Challenges

        The successful execution of our strategies is subject to risks and uncertainties related to our business, including those relating to:

  •
  our limited operating history in China's evolving and emerging online consumer finance market;

  •
  our ability to maintain or increase the amount of transactions facilitated through our mobile application platform, provide a high-quality customer experience, attract new customers, retain existing customers, or increase customer activity;

  •
  the uncertainties of the laws and regulations governing the online consumer finance industry;

  •
  our ability to secure additional funding for our customers when needed from current or new financial institution partners on terms acceptable to us, or at all;

  •
  our ability to maintain low and stable delinquency and default rates for transactions facilitated by us;

  •
  our ability to service the transactions we facilitate and the success of our collection process

  •
  our ability to maintain relationships with our financial institution partners and third-party financial service providers or develop new ones;

  •
  our ability to retain our management team and key employees;

  •
  our ability to compete effectively; and

  •
  our ability to promote and maintain our brand and reputation.

Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and our variable interest entities.

(1)
Major persons or entities that beneficially own Samoyed Internet Finance's equity interests include affiliates of our principal shareholders, TL Development Limited, TLJC Development Limited, TLZX Development Limited, YIL Samoyed Ltd and YH Argo (BVI) Limited. For a description of our principal shareholders, see "Principal Shareholders."

        PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our PRC subsidiary Samoyed Information Technology Co., Ltd., with our variable interest entities, namely, Shenzhen Samoyed Internet Finance Service Co., Ltd. and Shenzhen Wuyu Technologies Services Co., Ltd., the shareholders of our variable interest entities to obtain effective control over the variable interest entities.

        We currently conduct our business through our variable interest entities based on these contractual arrangements, which allow us to:

  •
  exercise effective control over our variable interest entities;

  •
  receive substantially all of the economic benefits from our variable interest entities; and

  •
  have an exclusive option to purchase all or part of the equity interests in our variable interest entities when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. See "Corporate History and Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

Corporate Information

        We were incorporated as an exempted company under the laws of Cayman Islands and we conduct our business through our subsidiaries and variable interest entities and their subsidiaries in China. For a further description of our corporate history and restructuring, see "Corporate History and Structure." Our principal executive offices are located at 902/903, B4, Kexing Science Park, No. 15 Keyuan Road, Science and Technology Park, Nanshan District, Shenzhen, People's Republic of China. Our telephone number is +86-755 8695 7589. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our agent for service of process in the United States is        .

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website address is www.smyfinancial.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.07 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "average funding cost" refers to the weighted total interest charged by our financial institution partners (weighted by each of the financial institution partners' contribution to the total amount of credit extended) for a given period divided by the total amount of credit extended by our financial institution partners;

  •
  "ADSs" refers to our American depositary shares, each of which represents                ordinary shares;

  •
  "APR" or "effective APR" refers to the percentage number that represents the actual annualized cost of borrowing, including interest and service fees but excluding late payment charges, over the term of a loan calculated using the internal rate of return methodology;

  •
  "CAGR" refers to compound annual growth rate;

  •
  "charge-off rate" refers to the total loan principal for all loans of a customer for which any installment repayment is over 210 calendar days past due as of a particular date, divided by the total outstanding balance of all loans assuming that no loans are charged off; credit loans are not included in the charge-off rate calculation;

  •
  "China" or the "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "credit approval rate" refers to the number of users with an approved credit line, divided by the accumulated number of registered users or loan applications received;

  •
  "customers" refers to users who have been approved a credit line (in the case of our credit services) or who have been successfully recommended a third-party financial service (in the case of our recommendation services);

  •
  "monthly active users" refers to users who used our Shengbei mobile application at least once during a given month;

  •
  "M1+ collection rate" refers to the total amount of any installment repayment that is over 30 calendar days past due as of a particular date but are eventually collected, divided by the total amount of any installment repayment that is over 30 calendar days past due as of such date;

  •
  "M3+ delinquency rate by balance" refers to the total outstanding balance for all loans of a customer for which any installment repayment is over 90 calendar days past due as of a particular date, divided by the total outstanding balance of all loans. Credit loans and loans that have been charged-off are not included in the M3+ delinquency rate calculation;

  •
  "M3+ delinquency rate by vintage" refers to (i) the total amount of all loans facilitated in a vintage that become over 90 calendar days past due, less (ii) the total recovered amount for all loans in the same vintage, divided by (iii) the total amount of initial principal for all loans facilitated in such vintage. Credit loans are not included in the M3+ delinquency rate by vintage calculation;

  •
  "MGM" refers to our Member-Get-Member customer referral program;

  •
  "operating cost per transaction" refers to the aggregate of facilitation and servicing expenses, sales and marketing expenses and general and administrative expenses in a given period divided by the number of loan facilitations in such period;

  •
  "Samoyed Holding Limited," "we," "us," "our company" and "our" refer to Samoyed Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entities;

  •
  "ordinary shares" refers to our ordinary shares of par value US$0.00001 per share, and upon and after the completion of this offering are to our ordinary shares, each of par value US$0.00001 per share;

  •
  "our variable interest entities" for the purpose of this prospectus refers to Shenzhen Wuyu Technologies Services Co., Ltd., or Wuyu Technologies, and Shenzhen Samoyed Internet Finance Service Co., Ltd., or Samoyed Internet Finance;

  •
  "RMB" and "Renminbi" refer to the legal currency of China;

  •
  "US$," "U.S. dollars," "$" and "dollars" refer to the legal currency of the United States;

  •
  "users" refers to individuals who have registered an account on our platform Shengbei; and

  •
  "weighted average APR" refers to the average APR of credit drawdowns weighted by loan volume that are facilitated by us in the specified period.

        Our reporting currency is the Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this prospectus were made at the rate of RMB6.2726 to US$1.00, the noon buying rate on March 30, 2018, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 29, 2018, the noon buying rate for Renminbi was RMB6.6171 to US$1.00.

        In addition, unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders]	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full)
Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs representing ordinary shares in full).
The ADSs	Each ADS represents ordinary shares of par value US$0.00001 per share.
The depositary will hold the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

[Directed Share Program

At our request, the underwriters have reserved up to            % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Use of proceeds

We expect that we will receive net proceeds of approximately US$                 million from this offering, or approximately US$                 million if the underwriters exercise their option to purchase additional ADSs from us in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for:

•

customer acquisition and brand building;

•

talent acquisition;

•

techonology infrastructure;

•

strategic acquisitions or investments; and

•

general corporate purposes.

Accordingly, our management will have discretion in the application of net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds.

In the event that the initial public offering price per ADS is not finally determined to be US$                , the amount of proceeds for each use set out above will be adjusted on a pro rata basis. See "Use of Proceeds" for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Depositary
Lock-up

[We, our directors and executive officers, all of our existing shareholders and certain of our incentive shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions.] The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See "Shares Eligible for Future Sale" and "Underwriting."

Listing	We intend to apply to have the ADSs listed on the under the symbol " ." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on, 2018.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

        The number of ordinary shares that will be outstanding immediately after this offering:

  •
  is based upon 569,175,086 ordinary shares outstanding as of the date of this prospectus (assuming the automatic conversion of all convertible redeemable preferred shares into            ordinary shares); and

  •
  assumes no exercise of the underwriter's option to purchase additional ADSs representing ordinary shares.

Summary Consolidated Financial Data and Operating Data

        The following summary consolidated financial data for the years ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the three months ended March 31, 2017 and 2018 and as of March 31, 2018 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

        Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our summary consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

	For the year ended December 31,			For the three months ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Summary Consolidated Statement of Comprehensive Loss Data:
Operating revenue:
Loan facilitation service fees	31,644	86,439	13,780	12,251	53,823	8,581
Post-facilitation management service fees	3,843	16,073	2,562	2,415	4,788	763
Financial guarantee income	5,658	43,284	6,900	5,645	9,553	1,523
Recommendation fees	11,072	87,434	13,939	12,420	24,648	3,929
Other revenue	567	2,318	370	342	877	140
Net interest income	237	19,854	3,165	300	17,956	2,863
Less: Loan provision losses	—	(14,972)	(2,387)	—	(16,453)	(2,623)

Net operating revenue	53,021	240,430	38,330	33,373	95,192	15,176

Operating expenses:
Facilitation and servicing expenses	(42,023)	(83,757)	(13,353)	(19,143)	(21,632)	(3,449)
Guarantee loss	(14,020)	(47,632)	(7,594)	(8,752)	(8,810)	(1,404)
Sales and marketing expenses	(50,285)	(97,873)	(15,603)	(16,709)	(35,741)	(5,698)
General and administrative expenses	(40,725)	(75,258)	(11,998)	(17,407)	(21,075)	(3,359)

Total operating expenses	(147,053)	(304,520)	(48,548)	(62,011)	(87,258)	(13,910)
Other expenses:
Interest expense on convertible loans	—	(2,265)	(361)	—	(4,456)	(710)
Fair value change of derivatives	—	(684)	(109)	—	(2,145)	(342)

(Loss)/profit before income tax expense	(94,032)	(67,039)	(10,688)	(28,638)	1,333	214
Income tax expense	—	—	—	—	—	—

Net (loss)/profit	(94,032)	(67,039)	(10,688)	(28,638)	1,333	214
Accretion on convertible redeemable preferred shares to redemption value	(5,843)	(21,282)	(3,393)	(1,415)	(5,914)	(943)

Net loss attributable to ordinary shareholders	(99,875)	(88,321)	(14,080)	(30,053)	(4,581)	(729)

        The following table presents our summary consolidated balance sheet data as of December 31, 2016 and 2017 and as of March 31, 2018.

	As of December 31,			As of March 31,
	2016	2017		2018
	RMB	RMB	US$	RMB	US$
	(in thousands)
				(unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	35,984	70,324	11,211	16,063	2,561
Restricted cash	56,761	126,554	20,176	280,695	44,749
Loan receivable, net	—	1,214,036	193,546	1,045,867	166,736
Total assets	149,896	1,577,393	251,474	1,587,247	253,044
Funding debt	—	1,249,849	199,255	1,262,027	201,197
Total liabilities	47,289	1,446,825	230,658	1,455,346	232,017
Total mezzanine equity	147,643	233,925	37,293	239,839	38,236
Total shareholders' (deficit)	(45,036)	(103,357)	(16,478)	(107,938)	(17,209)

        The following table presents our summary consolidated statements of cash flow data for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

	For the year ended December 31,			For the three months ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Summary Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(98,392)	(99,257)	(15,824)	(47,937)	108,105	17,234
Net cash (used in)/provided by investing activities	(3,672)	390	62	(19,425)	(225)	(36)
Net cash (used in)/provided by financing activities	184,500	203,000	32,363	45,000	(8,000)	(1,275)
Net (decrease in)/increase in cash and cash equivalents	82,436	104,133	16,601	(22,362)	99,880	15,923

Key Operating and Financial Metrics

        We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of or for the year ended December 31,		As of or for the three months ended March 31,
	2016	2017	2018
Accumulated number of registered users(1) (in thousands)	6,406	17,027	20,464
Accumulated number of users with approved credit line(2) (in thousands)	446	889	997
Average number of monthly active users over the period (in thousands)(3)	751	1,739	3,066
Average number of loan transactions per customer for the last twelve months(4)	2.6	3.8	3.9
Number of loan facilitations(5) (in thousands)	749	1,977	567
Accumulated amount of total approved credit line(6) (RMB in millions)	3,084	9,002	11,812
Loan facilitation volume(7) (RMB in millions)	2,767	7,664	2,956
Credit card balance transfer	2,749	5,726	1,441
Cash advance	18	1,355	681
Credit loans	—	583	834
Outstanding principal balance(8) (RMB in millions)	1,434	3,348	4,194
Credit card balance transfer	1,419	2,276	2,232
Cash advance	15	545	832
Credit loans	—	527	1,129
Weighted average APR(9)	14.5%	17.0%	20.3%
M3+ delinquency rate by balance(10)	0.42%	0.82%	1.20%
Charge-off rate(11)	0.04%	1.07%	1.49%

(1)
Accumulated number of registered users represents number of individuals who have registered with us on a cumulative basis.

(2)
Accumulated number of users with approved credit line represents number of individuals who have an credit line approved by us on a cumulative basis.

(3)
Monthly active users represent users who have used our Shengbei mobile application at least once during a given month.

(4)
Average number of loan transactions per customer represents average number of credit drawdowns facilitated by us to each customer for the last twelve months ended on the specified date.

(5)
Loan facilitations represent the total number of credit drawdowns that are facilitated by us in the specified period.

(6)
Accumulated amount of total approved credit line represents the aggregate principal amount of credit lines that have been approved by us to the customers (including increase in credit lines for existing customers) on a cumulative basis.

(7)
Loan facilitation volume represents the aggregate principal amount of credit drawdowns that are facilitated by us in the specified period.

(8)
Outstanding principal balance represents the aggregate principal amount of credit drawdowns that are facilitated by us and have not been repaid as of the specified date.

(9)
Weighted average APR represents the average APR of credit drawdowns weighted by loan volume that are facilitated by us in the specified period.

(10)
M3+ delinquency rate by balance represents the total outstanding balance for all loans of a customer for which any installment repayment is over 90 calendar days past due as of a particular date, divided by the total outstanding balance of all loans. Credit loans and loans that have been charged-off are not included in the M3+ delinquency rate calculation.

(11)
Charge-off rate represents the total loan principal for all loans of a customer for which any installment repayment is over 210 calendar days past due as of a particular date, divided by the total outstanding balance of all loans assuming that no loans are charged off. Credit loans are not included in the charge-off rate calculation.

LETTER FROM CHAIRMAN JIANMING LIN

Perseverance Is Not Only A Choice But More of A Belief

        In 2003, when China's credit card industry was just beginning, I, along with my founding partners, joined China Merchant Bank's credit card center and began our careers in the financial industry. Our 15 years of experience in the credit card industry allows us to thoroughly understand how credit card companies in China operate. The entire operating model of the credit card industry can be boiled down to two forms of "subsidies". First is the subsidy that revolvers (credit card users who are unable to pay off their entire credit card statement balance by the due date) are providing to transactors (credit card users who always pay off their entire credit card statement balance by the due date). Transactors are able to benefit from essentially free credit when they use their credit card. They do so at the expense of revolvers, who are charged a high APR to roll over the balance on their credit card. Second is the subsidy that creditworthy revolvers are providing to revolvers with poor credit. Card users with poor credit are able to "free ride" on creditworthy users, since credit card companies do not distinguish among its users and offer them the same APR. As a result of these two forms of "subsidies", millennials who are creditworthy revolvers are poorly served financially as they are forced to pay a high APR to access credit while having others free ride on their creditworthiness. We believe that, with the help of technology, we have revamped the business model of credit card companies and improved overall efficiency in the industry to alleviate millennials' financial burden.

        Today, the Samoyed Financial we established is quickly becoming a trusted lifetime financial partner to credit-proven millennials in China. Our unwavering philosophy is to use the most efficient financial technology to provide our customers with financial services that are friendly, approachable and closely tailored to their credit and financial condition, to turn financial services into something that is "cozier". As participants and witnesses to the development of China's credit card and consumer finance industry, we understand that financial services are inherently with risk. As we disrupt financial services with technology, we constantly remind ourselves that we must not stray away from the fundamentals of risk management. We firmly believe that China's consumer finance industry will develop in the direction of "cozy" financial services. Grounded in this belief, we have been able to resist the temptation of adopting a high APR and high-risk business model. To persevere has been difficult, but to make this choice was easy.

        As the regulatory environment continues to mature, China's internet finance industry has at last returned to the rightful path of compliant innovation. Our belief has allowed us to consistently operate on this path since our inception, to endure the tests of successive regulatory changes, and to continue achieving growth that is healthy and sustainable.

        Socrates sacrificed his life to defend the principle that "abiding by the law is justice," and we hope to defend "cozy finance" as a principle while operating our business successfully. We plan to leverage innovation in financial technology to reduce costs and enhance customer experience. Through our Orion model, we hope to manage risk to a minimal level. Through our Euler system, we seek to acquire prime customers with high efficiency and low cost. Through systems integration with our financial institution partners, we provide them with efficient access to our prime customer assets. Through our artificial intelligence-technology enhanced Alpha S system, we seek to drastically lower our labor costs. By enhancing efficiency at every stage of our business, we have established a virtuous cycle: we offer low APR products that attract prime customers, which in turn provide high-quality assets to our financial institution partners which reduce their risk. With lower risk, our financial institution partners can continue providing low-cost funding, which allows us to continue facilitating products with low APR. Through this business model, we have earned the trust of millions of users and, we believe, have created immense socio-economic value.

        We cannot be more grateful to our investors, who have stood by us from the beginning and have not questioned our resolve. We are confident that more will join us in our exciting journey to create a "cozier" financial ecosystem.

Jianming Lin

Chairman

RISK FACTORS

        Investing in our ADSs involves a high degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ADSs. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

         We have a limited operating history in China's online consumer finance market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects. Our historical financial and operating performance may not be indicative of our future results of operations.

        China's online consumer finance industry is new and may not develop as rapidly as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. Attracting and retaining customers and financial institution partners are critical to increasing the loan facilitations on our platform. Potential customers may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. In addition, our business has grown substantially in recent years, but our past growth rates and historical financial and operating performance may not be indicative of our future growth or results of operations. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects.

        We launched our mobile application platform Shengbei in 2015 and have a limited operating history. As our business develops, to meet the latest market trends, or in response to competition, we may continue to introduce new services and solutions or make adjustments to our existing services and solutions, or make adjustments to our business model in general. For example, in addition to credit services, we have also begun offering recommendation services on our mobile application platform. We intend to develop and expand into new non-credit services in the future. There is no assurance that these new services would be successful or that we would be able to optimize the mix of such services to maximize our margins. Furthermore, we may implement more stringent customer qualifications to reduce the delinquency rates of transactions facilitated by us, which may negatively affect the growth of our loan facilitation volume. We may seek to expand our prospective customer base, which may result in higher delinquency rates of transactions facilitated by us. In addition, we rely on our financial institution partners to fund the transactions that we facilitate. Our ability to continuously cooperate with financial institution partners who offer low cost funds is critical to our business. Inability to successfully achieve any of these initiatives or any significant change to our business model not achieving expected results may have a material and adverse impact on our financial condition and results of operations.

        You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

  •
  navigate economic conditions and fluctuations;

  •
  navigate an evolving regulatory and competitive environment;

  •
  attract new and retain customers;

  •
  increase the amount of transactions through our mobile application platform;

  •
  offer personalized and competitive credit services and solutions and non-credit services and optimize the mix of such services;

  •
  effectively maintain and enhance our financial and risk management controls and procedures;

  •
  improve our operational efficiency;

  •
  diversify our financial institution partners who fund the transactions that we facilitate;

  •
  continue to scale our technological infrastructure to support growth of our mobile application platform and higher transaction volume;

  •
  constantly monitor and upgrade the security of our systems and protect the confidentiality of the information provided and utilized on our mobile application platform;

  •
  operate without being adversely affected by negative publicity, if any, about the industry in general and our company in particular;

  •
  minimize risk of litigation, regulatory and administrative proceedings, claims of intellectual property infringement, privacy infringement and other claims; and

  •
  attract, retain and motivate qualified management members and employees.

         If we are unable to maintain or increase the volume of loan transactions and recommendation services facilitated through our mobile application platform or if we are unable to provide a high-quality customer experience, attract new customers, retain existing customers, or increase customer activity, our business and results of operations will be adversely affected.

        We have experienced rapid growth in the volume of loan transactions facilitated on our platform. To continue to grow our business, we must continue to increase the volume of loan transactions and recommendation services facilitated on our mobile application platform, by retaining existing customers and attracting a large number of new customers who meet the qualifications of our financial institution partners and also generally increasing customer activity on our mobile application platform. The overall volume of loan transactions and recommendation services and the number of customers we have may be affected by several factors, including our brand recognition and reputation, the interest rates and credit limits offered to customers relative to market rates and limits, the effectiveness of our risk control, the repayment behavior of customers on our mobile application platform, the efficiency of our mobile application platform in engaging prospective customers, our ability to continue to offer recommendation services, the quality of our customer experience overall, the macroeconomic environment and other factors. We receive on a day-to-day basis a large amount of loan applications, however a large amount of applications do not meet our minimum criteria. If there are insufficient qualified loan requests, our financial institution partners may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient financial institution partner commitments, customers may be unable to meet their borrowing needs through our mobile application platform and may turn to other sources.

        In connection with the introduction of new services and solutions or in response to general economic conditions and risk appetite changes of our financial institution partners, we may also impose more stringent customer qualifications to ensure the quality of loans on our mobile application platform, which may negatively affect the growth of loan facilitation volume. If any of our current customer acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers, and may even lose our existing customers to our competitors.

        If we are unable to effectively manage our growth, control our expenses or implement our business strategies, we may be unable to maintain a high-quality customer experience or increase customer activity on our mobile application platform, which in turn may affect our ability to maintain our customer base or amount of loan transactions and recommendation services facilitated on our platform.

In addition, any negative publicity or poor feedback regarding our customer service may harm our brands, reputation and customer loyalty and in turn cause us to lose customers and market share. As a result, if we are unable to continue to maintain or enhance our customer experience and provide a high-quality customer service, and to attract and retain qualified customers and sufficient commitments from financial institution partners, we might not be able to increase our loan facilitations and recommendation service usage and operating revenue as we expect, and our business, financial condition and results of operations may be adversely affected.

         The laws and regulations governing the online consumer finance industry in the PRC are rapidly evolving and subject to further change and interpretation. If our business practices or the business practices of our financial institution partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

        The PRC government's regulatory framework governing the online consumer finance industry in which we operate is rapidly evolving and is subject to further change and interpretation. Our business may be subject to a variety of laws and regulations in the PRC that involve financial services, including consumer finance, small credit, and private lending. The application and interpretation of these laws and regulations are ambiguous, particularly in the new and rapidly-evolving online consumer finance industry in which we operate, and may be interpreted and applied inconsistently between the different government authorities. However, if the PRC government adopts a stringent regulatory framework for the online consumer finance industry in the future, and subject market participants such as our company to specific requirements (including without limitation, capital requirements, reserve requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. The existing and future rules, laws and regulations can be costly to comply with and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities.

        As of the date of this prospectus, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry and microcredit companies in China. However, to the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Furthermore, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry. In addition, new and more stringent PRC laws and regulations regarding the online consumer finance industry may be promulgated during the offering period, which may materially and adversely affect the completion of this offering.

        We cooperate with our financial institution partners, whose compliance with PRC laws and regulations may affect our business. Our collaboration with financial institution partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such financial institution partners. Nonetheless, we cannot assure you that the business operations of our financial institution partners currently are or will be in compliance with the relevant laws and regulations, and in the event that our financial institution partners do not operate their businesses in accordance with the relevant laws and regulations, they will be exposed to various regulatory risks and accordingly, our business, financial condition and prospects would be materially and adversely affected.

  Regulations Related to Loan Facilitation and Intermediation

        In December 2017, the National Internet Finance Rectification Office, or the Internet Finance Rectification Office, and the National Online Lending Rectification Office, or the Online Lending

Rectification Office, jointly released the Notice on Regulating and Rectifying "Cash Loan" Business, or the Circular 141, which requires financial institutions that cooperate with third parties to engage in lending businesses (i) not to outsource any core business of lending (including credit assessment and risk control), (ii) not to accept any credit enhancement, whether or not in a disguised form (including commitment to taking default risks) provided by any third parties with no guarantee approval or license, and (iii) must require and ensure that no interests or fees are collected from borrowers by such third parties. Due to the lack of further interpretation and implementation rules of the Circular 141, it is unclear whether our cooperation with financial institutions would be subject to such provisions under the Circular 141. If any of our institutional funding partners' cooperation arrangements with us, in particular the third-party guarantee and direct guarantee loan facilitation models, is deemed non-compliant with Circular 141, we may need to suspend or terminate such cooperation arrangement or to find alternate funding sources for our customers, which may be costly and take time and may impair our ability to facilitate loans for our customers on our platform. If that were to occur, our business, financial condition and results of operations would be materially and adversely affected. We have proactively adjusted our cooperation model with our financial institution partners by having them charge customers directly for any fees and pay certain service fees to us. Furthermore, we have begun steadily migrating to a non-guarantee loan facilitation model, where our financial institution partners will bear the credit risk in the event of customer defaults and we undertake no obligation to provide make-up payments for loans facilitated by us through any form of risk reserve deposit, insurance or guarantee. However, we cannot assure you that our interpretation of the relevant regulations will be the same as that of authorities, or that our solutions, including the ways the fees are charged, will be compliant. Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, even if we implement any specific measures, we cannot assure you that the adjusted business model will be in full compliance with existing and future laws and regulations, nor can we assure you that we would not be required to make further change to our business in the future. If any of the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

        In July 2015, the Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines, were jointly released by ten PRC regulatory agencies. The Internet Finance Guidelines set out the regulatory framework and some basic principles on regulating the online consumer finance business in the PRC. The Internet Finance Guidelines specify that the China Banking Regulatory Commission, or the CBRC, now merged into the China Banking and Insurance Regulatory Commission, or the CBIRC, will have primary regulatory responsibility for the online consumer finance businesses in China, which as currently used in the Internet Finance Guidelines is interpreted as businesses conducted via the Internet by consumer finance companies. Pursuant to the Pilot Measures for the Administration of Consumer Finance Companies released by the CBRC in November 2013, or the Pilot Consumer Finance Measures, consumer finance companies in the PRC refer to non-banking financial institutions as approved by the CBRC that do not engage in taking public deposits from individual lenders and provide individual borrowers with consumer loans pursuant to the principles that such loans be small amount in nature and widely dispersed to various borrowers. However, the Internet Finance Guidelines and the Pilot Consumer Finance Measures do not explicitly provide guidance or requirements on other forms of online consumer finance business conducted by participants other than the CBRC-approved consumer finance companies as defined in the Pilot Consumer Finance Measures, including, for example, our business. Therefore, it is currently uncertain whether our business practice is subject to the relevant rules regarding online consumer finance companies provided under the Internet Finance Guidelines and consumer finance companies provided under the Pilot Consumer Finance Measures. Given the evolving regulatory environment of the consumer finance industry, we cannot rule out the possibility that the CBIRC or other government authorities will issue new regulatory requirements to institute a new licensing regime covering our industry. If such a license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any new licenses or other regulatory approvals in a timely manner, or at all, which would materially and adversely affect our business and impede our ability to continue our operations.

        In addition, in August 2016, the CBRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security of China and the Office for Cyberspace Affairs jointly promulgated the Interim Online Lending Information Intermediary Measures for Administration of the Business Activities of Online Lending Information Intermediary Institutions, or the Interim Online Lending Information Intermediary Measures, which set out certain rules to regulate the business activities of online lending information intermediary institutions. The Interim Online Lending Information Intermediary Measures define "online lending" as direct lending between peers, which can be natural persons, legal persons or other organizations, through Internet platforms, and "online lending information intermediary institutions" as financial information intermediaries that are engaged in lending information business and directly provide peers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation between borrowers and lenders for them to form direct peer-to-peer lending relationships. The Interim Online Lending Information Intermediary Measures are only applicable to private lending transactions according to relevant interpretations by the China Banking Regulatory Commission. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions within the meaning of the Private Lending Judicial Interpretation issued by the Supreme People's Court of the PRC in August 2015. Therefore, facilitation of loans funded directly by such licensed financial institutions is not subject to the regulation set forth in the Interim Online Lending Information Intermediary Measures.

        We do not engage in loan facilitation between peers. While we facilitate transactions that are directly funded by certain financial institution partners, such companies are financial institutions licensed by financial regulatory authorities to lend. As such, we do not consider ourselves as an "online information intermediary institution" regulated under the Interim Online Lending Information Intermediary Measures. However, we cannot assure you that the CBIRC or other PRC governmental agencies would not expand the applicability of the Interim Online Lending Information Intermediary Measures and/or otherwise regard us as an online lending information intermediary institution. As a provider of online credit services and solutions, our business shares certain similarities with those of peer to peer platforms. In the event that we are deemed as an online lending information intermediary institution by the PRC regulatory authorities in the future, we may have to register with local financial regulatory authorities and apply for telecommunication business operation licenses if required by the competent authorities, and our current business practices may be considered to be in violation of the Interim Online Lending Information Intermediary Measures. Accordingly, we may face administrative orders to make rectification, receive administrative warnings or criticism notices, monetary penalties up to RMB30,000 and other penalties, and our business, results of operations and financial position could be materially and adversely affected.

        Given the above, there is substantial uncertainty as to the competent governmental authority that directly regulates our business activities. Although we have been in frequent communications with regulatory authorities to clarify the relevant regulatory requirements and to ensure our full compliance with the laws and regulations, there is no assurance that these authorities are the competent regulatory authorities that regulate our business activities, or that any other regulatory authority would not issue regulations covering our business activities. It is also possible that new laws and regulations may be adopted, or existing laws and regulations may be interpreted in new ways, which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would increase our operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations.

  Regulations Related to Asset Management Business

        In April 2018, the People's Bank of China, China Banking and Insurance Regulatory Commission, China Securities Regulatory Commission, and the State Administration of Foreign Exchange, or SAFE, jointly issued the Guiding Opinions on Regulating the Asset Management Business of Financial Institutions, or the Asset Management Rules, which provides, among others, a series of new and more strict rules for financial institutions to operate "asset management business", which refers the financial service whereby financial institutions accept the entrustment by investors to invest and manage the investors' assets entrusted thereto. In some cases we facilitate credit services to customers through trusts we establish in collaboration with trust companies, and each trust has a specified term and typically a fixed rate of return on the investment entitled to investors. The practice of the trust companies, as financial institutions, under such arrangements might be deemed as operating asset management business under the Asset Management Rules, we cannot assure you that the trust companies' practices under our cooperation arrangements with them are and will be in full compliance with the Asset Management Rules. In the event such trust companies do not operate their businesses in accordance with the Asset Management Rules, we may need to suspend or terminate our cooperation with them and find alternate compliant trust companies, which may be costly and time-consuming and may impair our ability to facilitate loans on our platform. Moving forward, we would also cooperate with compliant trust companies, when may limit the sources of funding available to us.

         Our business may be adversely affected if we are unable to secure additional funding for our customers when needed from current or new financial institution partners on terms acceptable to us, or at all.

        We collaborate with financial institution partners to fund credit drawdowns we facilitate. Our current financial institution partners include commercial banks, consumer finance companies, trust companies and insurance companies. We have entered into cooperation agreements with our financial institution partners to facilitate credit services to our customers. We also facilitate credit services to customers through trusts we establish in collaboration with trust companies. The transaction volume of credit services we facilitate on our mobile application platform has increased from approximately RMB2,767 million in 2016 to RMB7,664 million (US$1,221.8 million) in 2017, and was RMB2,956 million (US$471.3 million) for the three months ended March 31, 2018. We expect that our funding arrangements will continue to evolve as we explore new sources of funding as well as new risk sharing or transfer arrangements. There can be no assurance that our cooperation with new financial institution partners will meet our expectations, in particular, on terms acceptable to us, or the expectations of customers.

        The availability of funding from financial institution partners depends on many factors, some of which are out of our control, including regulatory or other limitations. In order to access funding from certain of our financial institution partners under our third-party and direct guarantee facilitation models, we are at times required to (i) maintain a risk reserve deposit with the financial institution partner, (ii) pay for credit guarantee insurance that provides credit enhancement from a licensed third-party insurance company, or (iii) pay for guarantees from a licensed third-party financing guarantee company. There can be no assurance that we would be able to continue to pay such deposits or obtain such credit guarantee insurance or guarantees from current and future insurance companies or financing guarantee companies on terms acceptable to us, or at all, including as a result of new regulatory or other limitations. In addition, certain of the commitments under our cooperation agreements with our financial institution partners may be terminated or adjusted at the discretion of our partners. In the event there is a sudden or unexpected shortage of funds from our financial institution partners or if our financial institution partners have determined not to continue to collaborate with us, whether resulting from our inability to obtain credit enhancement insurance or not, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all.

        Although we are steadily migrating to a non-guarantee loan facilitation model, there can be no assurance that our cost of funding will not increase in the future. Furthermore, historically our composition of financial institution partners has changed and we expect that such composition will continue to change as we continue to diversify. When we change our financial institution partners, we are required to expend significant resources to negotiate our cooperation agreements with them, and there can be no assurance that we can obtain funding on terms acceptable to us. While we have managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of financial institution partners and any such financial institution partner determines not to collaborate with us or limits the funding that is available or we are otherwise forced to change the composition of our financial institution partners, our business, financial condition, results of operations and cash flow may be materially and adversely affected. Since inception, we have from time to time experienced, and may in the future experience, constraints on the availability of funds from our financial institution partners. Such constraints have affected and may continue to affect user experience, including by limiting our ability to approve new credit applications or resulting in us having to curtail the amount that can be drawn down by customers under their existing credit limits. Such limitations have in turn restrained, and may continue to restrain, the growth of our business. Any prolonged constraint as to the availability of funds from our financial institution partners may also harm our reputation or result in negative perception of the credit services and solutions we offer, thereby decreasing the willingness of prospective or existing customers to seek credit services and solutions from us or to draw down on their existing credit.

         Certain of our business arrangements may not comply with PRC regulations relating to financing guarantee.

        The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, on August 2, 2017 which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, "financing guarantee" refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and "financing guarantee companies" refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the relevant authorities, no entity may operate a financing guarantee business without such approval. If any entity violates these regulations and operates a financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

        On April 2, 2018, CBIRC, the National Development and Reform Commission, or NDRC, and the MIIT, together with several other governmental authorities, jointly adopted the Administrative Measures for the Financing Guarantee Business Permit, Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, Administrative Measures for the Asset Percentages of Financing Guarantee Companies and Guidelines on business cooperation between banking financial institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules, which further stipulates that "financing guarantee business" under the Four Supporting Measures of the Financing Guarantee Rules, among other things, includes "guarantee business related to loans", which refers to the activities whereby a guarantor provides guarantee for the loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit and other forms of debt financing.

        We enter into cooperation agreements with our financial institution partners to facilitate credit services to our customers. See "Business—Our Financial Institution Partners—Cooperation Models with Financial Institutions." Under our third-party guarantee loan facilitation model, our financial institution partners enter into arrangements with licensed third-party insurance companies and financing guarantee companies to insure or guarantee against the risk of defaults of loans facilitated on our platform. As part of such arrangements, we are obligated to pay relevant costs for procuring such credit guarantee insurance and guarantees, and to compensate third-party insurance companies and financing guarantee companies for any repayment of delinquent amounts they make to the relevant financial institution partner in the event of customer defaults. Under our direct guarantee loan facilitation model, we are obligated to repay the full delinquent amount to the relevant financial institution or trust that we have established in collaboration with trust companies in the event of customer defaults. In certain cases, we are also required to maintain a risk reserve deposit equal to an agreed amount or a fixed percentage of the total credit line committed by such financial institution or the total investment amount in the trust. The financial institution has a right to be compensated by using the deposit amount for any delinquent repayments of loans facilitated on our platform and we are required to replenish any reductions. If we fail to replenish the deposit amount in a timely manner, the financial institution may suspend or terminate its partnership with us and, in certain cases, may also apply service fees we are entitled to receive under other loans extended by such partner to replenish any shortfall in the risk reserve deposit. In addition, under the direct guarantee loan facilitation model with trusts, we may also subscribe to the subordinated tranches of the trusts with our own capital to provide an alternative form of guarantee to the trust investors subscribing to the senior tranches of the trusts and the trust companies establishing the trusts. No payments are made to the subordinated tranche until the senior tranche units are fully paid. For the year ended December 31, 2017 and the three months ended March 31, 2018, approximately 92.4% and 49.2% of our credit services were facilitated under these two models, respectively, and as of December 31, 2017 and March 31, 2018, the outstanding principal balance of loans facilitated under these two models was approximately RMB2,821 million (US$449.7 million) and RMB2,350 million (US$374.6 million), respectively, representing 84.3% and 56.1% of our total outstanding principal balance, respectively.

        Due to the lack of further interpretations and the fact that the Four Supporting Measures of the Financing Guarantee Rules are newly adopted, the exact scope and application of "operating financing guarantee business" under such regulations are still unclear. There is still uncertainty as to whether we would be deemed to operate financing guarantee business because of our current arrangements with financial institution partners. As of the date of this prospectus, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with financial institution partners. If we are no longer able to collaborate with financial institution partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected. We have proactively made a series of adjustments to our cooperation arrangements with our financial institution partners. On January 26, 2018, we and our Chairman Jianming Lin entered into a share purchase agreement with Hunan Huixin and its shareholders, to acquire 95% and 5% of the share capital of Hunan Huixin, respectively. Hunan Huixin possesses an approval to operate financing guarantee business within Hunan Province, which will expire on August 18, 2021 and can be extended subject to certain administrative conditions. Going forward, for all the transactions facilitated under the direct guarantee loan facilitation model, we intend to guarantee such transactions through Hunan Huixin subject to its capacity under its leverage ratio. However, pursuant to the Financing Guarantee Rules and other laws and regulations applicable to financing guarantee companies, the outstanding amounts of the guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and only in certain limited circumstances will the upper limit be allowed to be raised to fifteen times. In light of such restrictions, we cannot assure you that Hunan Huixin will always have sufficient capacity to cover all the guarantee liabilities as envisaged under the direct guarantee loan facilitation model and we intend to inject capital into Hunan Huixin before it guarantees any loans. If a financing guarantee company is found to violate the aforementioned limit, it may be required to take rectification measures, or may be subject to fines, confiscation of illegal income, or in certain cases, its approval to operate financing guarantee business may be revoked. In addition, where a financing guarantee company plans to set up branches across provinces, it should obtain an approval to operate financing guarantee business from the competent local government authority in the place of such branch. Due to the lack of detailed interpretation of the applicable laws and regulations, there is uncertainty as to whether Hunan Huixin should set up branches outside Hunan Province as a result of its operation through the internet as envisaged under our cooperation arrangements with financial institutions that are established in various provinces in China. We cannot assure you the relevant approvals to set up such branches outside Hunan Province will be obtained in a timely manner, or at all, if Hunan Huixin is required to obtain such approvals. Currently, all of our financial institution partners are not based in Hunan. We are in the process of discussing with our partners as to whether any adjustments to our cooperation arrangements would be necessary for us to guarantee loans extended by them. Due to the aforementioned restrictions and uncertainties, it is uncertain whether our measures will be sufficient to ensure full compliance with the existing or future regulatory requirements. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be required in the future by the relevant governmental authorities to make rectifications. We cannot assure you that we would be able to take such rectification measures in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

         If we are unable to maintain low and stable delinquency and default rates for transactions facilitated by us, and there is an increasing incident of non-payment, our business and results of operations and our reputation may be materially and adversely affected. Further, historical delinquency and default rates may not be indicative of future results.

        We may not be able to maintain low and stable delinquency and default rates for transactions facilitated by us, or such delinquency and default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual customers. The M3+ delinquency rate by balance of credit card balance transfer and cash advance facilitated by us was 0.42%, 0.82% and 1.20% as of December 31, 2016 and 2017 and March 31, 2018, respectively. The charge-off rate of credit card balance transfer and cash advance facilitated by us was 0.04%, 1.07% and 1.49% as of December 31, 2016 and 2017 and March 31, 2018, respectively. Introduction of new credit services and solutions or the wider utilization by customers of certain of our existing credit services that has longer durations, including credit loans, may also have a material adverse impact as to the delinquency and default rates for transactions facilitated by us. In addition, we may broaden our prospective customer base from time to time as we enhance our credit assessment model to include prospective customers in new customer groups, which may result in us experiencing higher delinquency and default rates for new customer groups as we test and refine our credit assessment model. As a result of such changes, we may be unable to maintain low and stable delinquency and default rates for transactions facilitated by us in the future.

        Although credit facilitated by us is funded directly by our financial institution partners, in certain cases under our direct guarantee loan facilitation business model, we are obligated to repay the full delinquent amount to the relevant financial institution in the event of customer defaults. In certain cases, we are also required to maintain a risk reserve deposit equal to an agreed amount or a fixed percentage of the total credit line committed by such financial institution or the total investment amount in the trust. The financial institution has a right to be compensated by using the deposit amount for any delinquent repayments of loans facilitated on our platform and we are required to replenish any reductions. Under our third-party guarantee loan facilitation model, we are obligated to pay relevant costs for procuring third-party credit guarantee insurance and guarantees, and to compensate third-party insurance companies and financing guarantee companies for any repayment of delinquent amounts they make to the relevant financial institution partner in the event of customer defaults. If we were to experience a significant increase in delinquency or default rate, our financial institution partners could terminate their cooperation with us and, in certain cases, may also apply service fees that we are entitled to receive under other loans extended by such partner to replenish any shortfall in the risk reserve deposit. Furthermore, as our service fees are typically set as the total amount of interest received by the financial institution in connection with the loans we facilitate less a fixed percentage of the principal amount of such loans, we would be unable to receive our service fees in the event that our customer defaults on the interest on their loan. If the delinquency and default rates were to increase or become unstable, the reputation of our risk management system and trust with our financial institution partners would also be affected. If any of the foregoing were to occur, our results of operations, financial position and liquidity and our reputation will be materially and adversely affected.

        In addition, as a result of our variable interests in trusts we have established in collaboration with trust companies, we consolidate the assets, liabilities, results of operations and cash flows of such trusts. Under our agreements with such trusts, we agree to absorb any losses sustained by such trusts for any defaulted loans. Loans extended by such consolidated trusts are recorded on our balance sheets as loans receivable, net of provision for loan losses. As of December 31, 2017 and March 31, 2018, we recorded loans receivable, net of provision for loan losses of RMB1,214.0 million (US$193.5 million) and RMB1,045.9 million (US$166.7 million), respectively, and maintained a provision for loan loss of RMB15.0 million (US$2.4 million) and RMB16.5 million (US$2.6 million), respectively. Although we have maintained a provision for loan losses at a level we consider adequate to provide for any losses that can be reasonably anticipated, there can be no assurance that our provision is adequate to cover any losses our consolidated trusts may sustain from any loan defaults. If any of the loans extended by our consolidated trusts were to default and our provision for loan loss is insufficient to cover any such losses, we may be required to impair the loan receivables and our business and results of operations may be materially and adversely affected.

        Furthermore, our business model depends on maintaining stable and predictable delinquency and default rates for the transactions facilitated by us, a variable that is part of our "DNA" credit scoring model. Due to our limited operating history, we have limited amount of information to assess the overall delinquency and default rate of transactions facilitated by us, so our model may inaccurately predict future delinquency and default rates of transactions facilitated by us under certain circumstances. For instance, after initial credit is extended, a customer's risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured by our credit scoring model in a timely manner. Our credit scoring may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by customers and external data sources may be incorrect or obsolete. As a result, there may be a mismatch between our prediction and the actual delinquency and default rate that would cause the pricing of our services to be inaccurate, which may negatively affect our loan pricing and approval process, resulting in misclassified loans or incorrect approvals or denials of credit applications by us and our financial institution partners. If any of the foregoing were to occur in the future, the number of transactions facilitated by us would fall and our business and results of operations and our reputation with our financial institution partners may be materially and adversely affected.

         We rely on our proprietary models and systems and our flagship mobile application platform to service our users and customers and our financial institution partners. If our credit assessment system or our mobile application platform fails to perform effectively, such failure may materially and adversely impact our operating results.

        The success of our online mobile application platform relies heavily on our ability to detect, assess and control credit risk. Credit limits for our customers are determined and approved by our financial institution partners based on risk assessment conducted by our proprietary credit assessment system. We have stringent risk management protocols in place to effectively assess prospective customers' credit risk and minimize the risk of non-payment. From the point of receiving customer applications we request for the prospective customers' personal information supported by documentation, and we verify the data using internal and external sources. We conduct social network analysis through our anti-fraud model and geographical location model based on data provided by our customers or we have obtained from third-party sources to analyze customers' personal relationships to detect fraudulent applications. Our credit scoring model consolidates and processes the information and produces a credit score. Such models and systems use big data-enabled technologies, such as artificial intelligence and machine learning, which takes into account transactions that we have processed as well as credit analysis and data from multiple external sources. While we rely on big data analytics to refine our models and systems, there can be no assurance that our application of such technology will continue to deliver the expected benefits.

        The information and data we use may not be sufficient to allow us to adequately capture a prospective customer's credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. In addition, as we have a limited operating history, we may not have accumulated sufficient credit analysis and data to optimize our model and system. Even if we have sufficient credit analysis and data, such data and credit assessment models and systems might not be effective as we continue to increase the amount of transactions, expand the customer base and broaden our customer engagement efforts through different channels in the future. We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode the confidence of our financial institution partners in our mobile application platform and risk management system and therefore harm our reputation and adversely affect our business and results of operations.

        The software and algorithms we use for our anti-fraud model, credit scoring model, mobile application platform and other internal systems are highly technical and complex. These algorithms and software are essential to our smooth operation and risk management and credit assessment processes. We and our service providers constantly monitor, maintain and update them. However, if our models, systems or platform contains errors, bugs, programming or other errors, or system failures, if our models and systems are ineffective or if the credit analysis and data we obtained are incorrect or outdated, our credit assessment could be negatively affected, resulting in incorrect approvals or denials of credit applications or mispriced credit services by our financial institution partners. Our users and customers may also experience problems on our mobile application platform, and we may have trouble running our systems and programs for our business and operations. We may be unable to launch our new services, solutions or upgrades, and our ability to protect user and customer confidential information as well as our own intellectual property may be compromised. In addition, if we are unable to effectively and accurately assess the credit profiles of customers appropriately, we may either be unable to provide effective credit assessment solutions to our financial institution partners, affecting their ability to offer attractive interest rates and credit limits to our customers, or be unable to maintain low and stable delinquency and default rates of transactions facilitated by us. Our proprietary credit assessment system may fail to perform effectively and our risk and credit assessment may not be able to provide more predictive assessments of future customer behavior and result in better evaluation of our customer base when compared to our competitors. If any of the foregoing were to occur, our brand and reputation could be harmed, and could cause loss to our customers or financial institution partners, and expose us to liability for damages, adversely affecting our business and results of operations.

         Our business depends on our ability to service the transactions we facilitate and the success of our collection process.

        We have implemented payment and collection policies and practices designed to optimize regulatory compliant repayment, while also providing superior customer experience. After a loan is approved and disbursed to a customer, we continue to monitor the customer's credit profile and predict potential delinquency. We monitor the delinquency rate of each risk profile level in real time, and allocate resources to collection in advance according to the quantity and performance of outstanding loans. We use technology to optimize collection efficiency and improve collection outcomes. We determine collection priorities among customers and assign collectors with different level of experience based on estimated collection difficulty. The majority of our collection activities are done through automated processes by digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails. If a loan remains overdue after three months, we then outsource loan collection to third-party contractors to optimize collection efficiency. Despite our servicing and collection efforts, we cannot assure you that we will be able to collect payments on the transactions we facilitate as expected.

        In addition, we aim to control delinquency by utilizing and enhancing our credit assessment system rather than relying on collection efforts to maintain healthy credit performances. As such, our collection team may not possess adequate resources and manpower to collect payment on and service the transactions we facilitated. As the amount of transactions facilitated by us increases in the future, we may devote additional resources into our collection efforts. However, there can be no assurance that we would be able to utilize such additional resources in a cost-efficient manner.

        Moreover, the current regulatory regime for debt collection in the PRC remains unclear. Although we aim to ensure our collection efforts comply with the relevant laws and regulations in the PRC and we have established strict internal policies that our collections personnel do not engage in aggressive practices, we cannot assure you that such personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from customers, lead to a decrease in the willingness of prospective customers to apply for and utilize our credit or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

         Our business relies on financial institution partners and third-party financial service providers. If we cannot continue to maintain relationships with our financial institution partners and third-party financial service providers or develop new ones, our business may suffer.

        Our financial institution partners provide funding for the transactions that we facilitate for our credit services. Our third-party financial service providers provide us with third-party financial services that we recommend to our customers. We also provide risk management solutions and system integration solutions to our financial institution partners. Therefore, our relationships with various financial institution partners and third-party financial service providers are integral to the smooth operation of our business and provision of services on our mobile application platform and crucial to our success.

        Most of our agreements with our financial institution partners and third-party financial service providers are non-exclusive and do not prohibit our partners from cooperating with our competitors or from offering competing services. If our financial institution partners are dissatisfied with our solutions, they may terminate their relationship with us and switch to our competitors. As financial institutions, our financial institution partners and third-party financial service providers that provide our customers with financial services recommended by us are subject to oversight by the PBOC and/or other regulatory authorities and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. If they are unable to comply with these requirements, they may be exposed to various regulatory risks and penalties, including revocation of their license to operate, and they may be required to terminate their business with us. As a result our business, financial condition and prospects would be materially and adversely affected.

        In addition, our financial institution partners and third-party financial services providers may not meet the standards we expect under our agreements, or disagreements or disputes may arise between us and our partners and providers. There can be no assurance that we can maintain relationship with our existing financial institution partners and third-party financial service providers on commercially reasonable terms. We may also fail to develop new relationships with additional financial institution partners and third-party financial service providers. Moreover, we have seen financial services providers, such as our financial institution partners and third-party financial service providers, increasingly rely on their own online and technology capabilities to serve online and mobile users in recent years. If our financial institution partners and third-party financial services providers themselves become our competitors, our operations may be disrupted and we may need to arrange for substantially similar arrangements with other partners.

         Our recommendation of third-party financial services to users may not be effective, which will result in dissatisfaction from both users and third-party financial service providers.

        We may not be able to recommend suitable third-party financial services for our users due to various reasons. Our third-party service recommendation system may fail to function properly. The data provided to us by our users, third-party financial service providers and third-party data partners may not be accurate or up to date. If users are recommended financial services but cannot ultimately obtain approval from third-party financial service providers, they may consider our platform and our credit assessment to be ineffective or consider our credit assessment system to be inaccurate or faulty. At the same time, third-party financial service providers may be dissatisfied with us for not effectively helping them acquire customers. After a customer is successfully approved for a third-party financial product or service, the customer may become dissatisfied with the financial product or service provided by the third-party financial service provider, or the third-party financial service provider may have difficulty collecting repayments from the customer. Both the customer and third-party financial service provider may associate their dissatisfaction and subsequent difficulties with our platform as the transaction was initiated on our platform. Customers may consequently be reluctant to continue to use our platform and third-party financial service providers may be hesitant to continue to partner with us. As a result, our business, reputation, financial performance and prospects will be materially and adversely affected.

         We have limited control over the product and service quality of certain of our financial institution partners and third-party financial service providers.

        As customers access financial products through our mobile application platform, they may have the impression that we are at least partially responsible for the quality of these products and services. Although we have undertaken certain diligence before cooperating with financial institution partners and we have established standards to screen third-party financial service providers before listing their products or services on our platform, we have limited control over the quality of the financial products and the services provided by certain of our financial institution partners and third-party financial service providers. In the event that a customer is dissatisfied with a financial product or the service of a financial institution partner or third-party financial service provider, we do not have any means to directly make improvements in response to customer complaints. Due to the large number of financial products and services listed on and referred by our mobile application platform and the extensiveness of our third-party financial service provider network, it is difficult for us to monitor and ensure the product and service quality of third-party financial service providers on our mobile application platform at any given time. If customers become dissatisfied with the financial products available on our mobile application platform or the services of our financial institution partners or third-party financial service providers, our business, reputation, financial performance and prospects could be materially and adversely affected.

         We are reliant on our core senior management team and our innovative corporate culture is important to our business. If one or more key executives were unable or unwilling to continue in their present positions or if we fail to maintain our culture, our business and results of operations may be adversely affected.

        Our business, corporate strategies and future performance depends on our core senior management team comprising our directors, executive officers and other key personnel. In particular, Mr. Jianming Lin, our co-founder and Chairman, and Mr. Debin Tang, our co-founder and Chief Executive Officer, are critical to our management, business operations and overall corporate strategies. If we fail to retain Mr. Lin and Mr. Tang or any of our key personnel, or if they are unable or unwilling to continue in their present position due to any reason, we will have to go through a difficult process of replacement. The replacement process will necessarily involve significant time and expenses and may adversely affect our business and results of operations and our business objectives may not be achieved at the pace we expected, or at all.

        Our corporate culture fosters innovation, a collegiate environment of team effort and encourages creativity, which is important to our business and development of our service and solution upgrades. If we fail to maintain these valuable aspects of our culture during the course of our adaptation into a public company and building the relevant infrastructure, our future success and strategic goals may be affected. Furthermore we may be unable to retain and attract talent, leading to a negative impact on our business and corporate objectives.

         Our current level of service fee and recommendation fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

        We earn a substantial majority of our revenues from the service fees that we collect through our financial institution partners on the loans facilitated through our mobile application platform and the recommendation fees that we charge our third-party financial service providers for referring our users to their services. Under our current cooperation agreements with our financial institution partners, we receive a service fee typically set as the total amount of interest received by the financial institutions in connection with the loans we facilitate less a fixed percentage of the principal amount of such loans. For recommendation services, we charge third-party financial service providers recommendations fees, which are typically set as a fixed amount for each completed application or a click-through to a third-party platform. These fee rates may also be affected by a change over time in the mix of the types of services we provide to our customers, the macroeconomic factors, such as prevailing interest rates, as well as the competition in the online consumer finance industry. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

         If the operations of our third-party service providers are materially and adversely affected in any way or we cannot continue to maintain relationships with them, our business may suffer.

        Third parties supply us with external data including credit histories, government data, social media data and blacklists, as well as big data analyses. In particular, we rely on our financial institution partners to provide us with their analysis output based on data from PBOC credit reports of our prospective customers. Furthermore, third-party service providers maintain our security systems, ensuring confidentiality of data and prevention of malicious attacks. In addition, we rely on third parties for secure fund management and online payment and settlement services. Therefore, the uninterrupted and effective operations of our various third-party service providers and our relationships with them are integral to the smooth operation of our business and mobile application platform. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms or if they themselves become our competitors, or if their operations are interrupted or are materially and adversely affected for any reason, our operations may be disrupted. In addition, our third-party service providers may not meet the standards we expect under our agreements, or disagreements or disputes may arise between us and the third-party service providers. If any of the above were to occur, there is no assurance that we would be able to find alternative third-party service providers at reasonable costs, or at all, as a result, our business and results of operations may be adversely affected.

        We cooperate and rely on third-party payment agents to facilitate and service loans, collect transaction fees and ensure compliance with the relevant PRC laws and regulations that may be applicable to our business. Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment agents have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If our third-party payment agents were to suspend, limit or cease their operations, or if our relationships with our third-party payment agents deteriorates or they were to otherwise terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our or other third-party payment agents or the industry in general may also adversely affect financial institution partners' or customers' confidence and trust in the use of third-party payment agents to carry out the payment and custodial functions in connection with the facilitation of loans on our mobile application platform. If any of these were to happen, the operation of our mobile application platform could be materially impaired and our results of operations would suffer.

         If our brand or reputation is harmed in any way, including any negative publicity about us, our financial institution partners, third-party providers and the overall industry, in particular in relation to any misconduct, errors and system failure, our business and operating results may be materially and adversely affected. We may be unable to maintain our reputation and increase recognition of our brand without incurring significant expenditures.

        We are exposed to the risk of negativity publicity about us, our financial institution partners, third-party providers and the overall consumer finance industry in China. Negative press about the quality of loans and services, effectiveness, reliability and credibility of our mobile application platform, our proprietary credit assessment system, our ability to manage and resolve customer complaints, privacy and security measures and practices, litigation, regulatory landscape and the user experience on our mobile application platform, even if inaccurate, may lead to an adverse impact on our reputation and the use of our mobile application platform, which would harm our business and operating results. The PRC government has recently instituted general regulations and specific rules, including the Internet Finance Guidelines and Online Lending Information Intermediaries Measures and Circular 141, to develop a more transparent regulatory environment for the consumer finance industry. See "Regulation—Regulations Related to Loans Facilitation and Intermediation." Many companies in China's consumer finance industry have not been fully compliant with these regulations, which have adversely impacted the reputation of China's consumer finance industry as a whole. In addition, particularly in the last year, there have been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the consumer finance industry in China. If any of the foregoing were to continue to occur, the PRC government may introduce additional regulations to regulate the online consumer financing industry, heighten regulatory scrutiny or limit further the scope of business of companies currently operating in the consumer finance industry, including us. Furthermore, a significant amount of our loan facilitation volume is facilitated through trusts established in collaboration with trust companies. If this model becomes widely adopted, the PRC government may also introduce additional regulations to regulate this funding model. There is no assurance that we would be able to comply with such regulations or that we would be able to absorb any costs associated with complying with such regulations. If customers and financial institution partners associate our Company with any failed companies in our industry, our reputation may be similarly harmed and customer confidence on our mobile application platform may be adversely affected. Misconduct by our employees or our financial institution partners, failures by us, our financial institution partners or our third-party service providers to meet expected standards, and inability to completely protect customer confidential information and compliance failures and claims may also cause harm to our reputation and brand. Negative publicity about our financial institution partners can also affect our business and results of operations in a material manner if we rely on them or if customers and financial institution partners associate our Company with them.

        Our brand and reputation are integral to our online acquisition of customers, and we intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our multi-channel mobile application platform and introduction of new services. The success of our marketing efforts and user experience on our mobile application platform are integral to our ability to attract new and retain repeat customers. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to maintain our reputation and increase recognition of our brand without incurring significant expenditures to sustain or grow our existing customer base. If we are unable to maintain our reputation and increase recognition of our brand without incurring significant expenditures, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

         If our current services and solutions are insufficiently attractive to our prospective and existing customers and our financial institution partners, become obsolete or fail to satisfy the demands of prospective and existing customers or financial institution partners, our business and results of operations will be materially affected.

        Our services and solutions require significant expense and resources to develop and market. They also may not receive sufficient market acceptance for a variety of reasons:

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  our estimate of market demand may not be accurate so that we may not be able to launch services and solutions to align with and meet specific market demands or there may not be sufficient market demand for the services and solutions;

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  changes on our mobile application platform, including the introduction of new services and functions, may alter the demand of existing services by existing customers;

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  defects, errors or failures on our mobile application platform;

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  any negative publicity or news about our services on our mobile application platform;

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  delays in launching any new services and solutions; and

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  competing services and solutions by our competitors.

        If our current services and solutions do not attain sufficient market acceptance, become obsolete or otherwise fail to satisfy the demands of prospective and existing customers and our financial institution partners, we may be unable to compete in the intense consumer finance industry and our target market. Our market share may decline and negatively affect our business and results of operations.

         We may fail to develop and improve our mobile application platform and services and solutions.

        The attractiveness of our mobile application platform and services to prospective and existing customers and our technology-based solutions to financial institution partners depend on our ability to innovate. To remain competitive, we intend to expand our offering of services and solutions to prospective and existing customers to cater to their different financing needs. We also intend to expand our customer base to meet the different needs of financial institution partners and offer different risk-based returns to our financial institution partners. We also plan to enhance the capabilities of our online mobile application platform to incorporate new features and optimize the customer experience. We intend to continue to enhance and improve our data analytical capabilities, platform interface and technology infrastructure.

        These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, new content, services, solutions and technologies developed and introduced by competitors could render our content, services and solutions obsolete if we are unable to update or modify our own technology. Developing and integrating new content, services, solutions and technologies into our existing platform and infrastructure could be expensive and time-consuming. Furthermore, any new features and functions may not achieve market acceptance. We may not succeed in incorporating new technologies, or may incur substantial expenses in order to do so. If we fail to develop, introduce, acquire or incorporate new features, functions or technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

         If we are unable to protect the confidential information of our users and adapt to the regulatory framework as to protection of such information, our business, reputation and operations may be adversely affected.

        Our mobile application platform collects, stores and processes certain personal and other sensitive data from our users. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. Outside parties may also attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users' data. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential users information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, any inability to protect confidential information of our users and funding partners could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

        We also face indirect technology, cybersecurity and operational risks relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, our financial institution partners, our third-party financial service providers and our third-party online payment service providers who manage accounts for certain customer funds. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Although our agreements with our financial institution partners, our third-party financial service providers and our third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such partners or providers could, among other things, adversely affect our ability to serve our customers, and could even result in misappropriation of funds of our customers and financial institution partners. If that were to occur, we, our financial institution partners, our recommendation service provider and third-party payment service providers could be held liable to customers and financial institution partners who suffer losses from the misappropriation.

        Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and financial institution partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

        The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of "privacy" and "trade secret" remain relatively ambiguous under PRC law, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses. As a result of the uncertainty, there is no assurance that our use of customer data complies with these regulations. In addition, the PRC Network Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information services providers among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. While we have adopted comprehensive measures to comply with the applicable laws, regulations and standards, there can be no assurance that such measures will be effective. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system or the methods and scope of our information collection and usage. We cannot assure you that our existing user information collection, usage and protection systems and technical measures will be considered sufficient and/or compliant under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations relating to data collection, usage and protection, we would be subject to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, financial condition and results of operations would be adversely affected. See "Regulations—Regulations Relating to Internet Information Security and Privacy Protection" for further details.

         We face intense competition and, if we do not compete effectively, our results of operations could be harmed.

        The online consumer finance industry in China is highly competitive and we compete with other online consumer finance service providers, in particular, other credit card installment loan providers. Our competitors may operate different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their offerings. Our competitors may also have longer operating history, more extensive customer bases or financial institution partnerships, greater brand recognition and brand loyalty and broader relationships with service providers than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our competitors. Our competitors may be better at developing new services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. Furthermore, although the barriers to entry are high in the segment of the online consumer finance industry in which we operate, more players may enter this market and increase the level of competition. We anticipate that more established Internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may also enter the market in the future. In response to competition and in order to grow or maintain the amount of transactions facilitated to customers, we may have to charge a lower service fee to our financial institution partners so that they would provide a lower interest rate to our customers, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our credit services and solutions could stagnate or substantially decline, which could harm our business and results of operations.

        With respect to financial institution partners, we compete with other loan facilitation and origination services and platforms, and also other investment products and asset classes, such as equities, bonds, investment trust products, insurance products, bank savings accounts and real estate. If a substantial number of our institution financial institution partners choose other loan facilitation and origination services or platforms or investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

         We incurred net losses in the past and may incur net losses in the future.

        We had net losses of RMB94.0 million and RMB67.0 million (US$10.7 million) in 2016 and 2017, respectively. We had net losses of RMB28.6 million for the three months ended March 31, 2017 as compared to net profit of RMB1.3 million (US$0.2 million) for the three months ended March 31, 2018. We had accumulated deficits of RMB114.4 million, RMB189.3 million (US$30.2 million) and RMB193.9 million (US$30.9 million) as of December 31, 2016 and 2017 and March 31, 2018, respectively. We cannot assure you that we will be able to continue to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract customers and financial institution partners and further enhance and develop our services and solutions, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency or default rates of the transactions facilitated may be higher than expected, which may lead to lower than expected service fees and/or interest income and additional expenses and/or interest expense. Furthermore, we adopted an equity incentive plan in June 2018 and may adopt other share incentive plans in the future, which will result in significant share-based compensation expenses to us. We generate a substantial majority of our total revenues from service fees we charge our financial institution partners. Any material decrease in our service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

         We do not prohibit our customers from incurring other debt or impose financial covenants on customers during the term of the loan, which will increase the risk of non-payment on our loans.

        Subsequent to our assessment, a prospective customer may:

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  become delinquent in payment obligations;

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  default on a pre-existing debt obligation;

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  commit to further indebtedness; and/or

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  experience events bringing about adverse financial effects.

        We do not prohibit our customers from incurring additional indebtedness, nor do we impose any financial covenants on the customers during the term of the loan. Further we have no means to independently determine whether a prospective customer has outstanding loans on other consumer finance platforms. We are faced with the risk that customers borrow money from our mobile application platform to pay off loans on other consumer finance platforms, creating a snowball effect of debt. Any additional indebtedness may impair the customer's ability to observe his or her payment obligations on the transactions we facilitated. If a customer becomes insolvent or bankrupt or otherwise run into financial distress, any unsecured loan (including those obtained through our mobile application platform) will rank pari passu to each other and the customer may cherry-pick among his or her creditors and our financial institution partners may suffer losses. Our financial institution partners may lose their confidence in us and our reputation and business may be adversely affected.

         Fluctuations in interest rates could negatively affect the amount of transactions facilitated by us and cost of capital for funds provided to customers.

        All credit facilitated by us are under service fee arrangements. If prevailing market interest rates rise, the cost of capital for funds for our financial institution partners will increase. As a result, our financial institution partners may increase the interest rates they provide to our users or may force us to reduce the service fees we charge. If our users decide not to utilize our credit services because of such an increase in interest rates, our ability to retain existing customers, attract or engage prospective customers as well as our competitive position may be severely limited. If we are forced to reduce our service fees, our business, results of operations, liquidity, profitability and financial condition would be adversely affected. We cannot assure you that we will be able to effectively manage such interest risk at all times. If we are unable to effectively manage such an increase, our business, profitability, results of operations, liquidity and financial condition could be materially and adversely affected. If prevailing market interest rates decrease and our financial institution partners fail to adjust the interest rate they offer to our users accordingly, prospective customers may take advantage of the lower interest rates offered by other parties. As a result, any fluctuation in the interest rate environment may discourage users from making credit applications on our platform or utilize their approved credit, which may adversely affect our business, results of operations, liquidity, profitability and financial condition.

         Misconduct and errors by our employees and our third-party service providers could cause a material adverse effect on our business and reputation. In particular, any failure by us, financial institution partners or our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

        Our employees and third-party service providers are integral to our business operations, as they handle and process a large number of increasingly complex and differentiated loan transactions which include confidential information. If any such information were leaked to unintended recipients due to human error, theft, malicious sabotage or fraudulent manipulation, we may be subject to liability for loss of such information. Further, if any of our employees or third-party service providers absconded with our proprietary data or know-how in order to compete with us, our competitive position may be materially and adversely affected.

        Any misappropriation fraudulent misuse of funds by any of our employees or third-party service providers in contravention of our protocols and policies may lead to regulatory and disciplinary proceedings involving us. We may be perceived to have facilitated or participated in the misappropriation or fraudulent misuse of funds and we could be subject to liability, damages, penalties and suffer reputational damage. It is impossible to completely identify and eradicate all risks of misconduct or human errors, and our precautionary measures may not be able to effectively detect and prevent such risks from happening.

        We have adopted various policies and procedures, such as internal controls and "know-your-customer" procedures, for anti-money laundering purposes. The Internet Finance Guidelines purport, among other things, to require internet finance service providers, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Internet Finance Guidelines and whether online consumer finance service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations are not specified. Any new requirement under anti-money laundering or anti-terrorism financing laws could increase our costs, and may expose us to potential sanctions if we fail to comply.

        In addition, we rely on our financial institution partners and our third-party service providers, in particular payment companies that handle the transfer of funds between customers and lenders, to have their own appropriate anti-money laundering and anti-terrorism financing policies and procedures. Certain of our financial institution partners and the payment companies are subject to anti-money laundering obligations under applicable anti-money laundering and anti-terrorism financing laws and regulations and are regulated in that respect by the People's Bank of China. If any of our financial institution partners or our third-party service providers fail to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as those that arise from any failure of other consumer finance platforms to detect or prevent money laundering and terrorism financing activities, could compromise our image or undermine the trust and credibility we have established.

        If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected. Our ability to attract new and retain existing customers and financial institution partners and operate our online mobile application platform as an ongoing concern may be impaired.

         If we do not find available sources of liquidity for our capital and financing needs or there is a mismatch between our cash flows and our cash needs, our business and operations may be materially and adversely affected.

        We may experience unexpected changes in business conditions, creating additional capital and financing needs. We believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least 12 months following this offering. However, we may need additional sources of liquidity if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or otherwise. If our available cash and cash equivalents on hand are insufficient to cover our expected cash requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. We cannot guarantee that financing will be available to us under terms acceptable to us, or at all. Furthermore, we depend on our service fees as our primary cash flow to fund our business. If our service fees are otherwise delayed or we are unable to receive our service fees from our financial institution partners, there could be a mismatch between our cash flow and our cash requirements, which could materially and adversely affect our financial position and liquidity.

        The incurrence of indebtedness would result in increased fixed obligations and could result in covenants restricting our operations. It could further lead to a number of risks that could adversely affect our operations or financial conditions:

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  default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

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  acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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  our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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  diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

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  creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

         If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

        Before this offering, we were a private company of limited resources. Our internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in our financial statements. Our ability to comply with applicable financial reporting requirements and regulatory filings in a timely manner may be impaired. Our independent registered public accounting firm has not conducted an attestation of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one "material weakness" in our internal control over financial reporting. As defined in the standards established by the Public

Company Accounting Oversight Board of the United States, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to our lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (i) formalize and carry out key controls over financial reporting, (ii) properly address complex accounting issues and (iii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Subsequent testing by us or our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

        Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. However, as an "emerging growth company" as defined in the JOBS Act, we may choose to not comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act as to the effectiveness of our internal controls over financial reporting until such time that we cease to be an "emerging growth company," although we will still be required to implement and maintain internal control over financial reporting and include the management assessment in our annual reports under Section 404. To comply with Section 404, we may incur substantial costs, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission (SEC) or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our ADSs.

         We may not be able to completely prevent fraudulent activity on our mobile application platform, which may have a material adverse effect on our brand, reputation, business and results of operations.

        Customers supply a variety of information to us through our mobile application platform. We do not verify all the information we receive from customers, and such information may be inaccurate, incomplete or fraudulently provided. For example, we often do not verify a customer's home ownership status or intended use of loan proceeds, and the customer may use loan proceeds for other purposes with increased risk than as originally provided. Moreover, inaccurate, misleading or incomplete customer information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See "Regulations—Regulations Relating to Online Consumer Lending—Regulations on Loans between Individuals."

        We collect third-party data from and cross-check information gathered against the PBOC credit report analysis output provided by our financial institution partners and data from mobile application platforms, credit bureaus, data vendors, industry forums and big data analytics companies. If the data points from which our credit assessment system derives the credit score and grade are inaccurate, incomplete, fraudulently provided or outdated, as we do not have the means to verify the third party data we obtain, the outcome may not accurately reflect the credit risk of the customer. Such inaccurate, incomplete or fraudulently provided customer credit information could adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

        Fraudulent activity on our online mobile application platform, including organized fraud schemes and impostor customers fraudulently inducing lenders to lend capital, could lead to regulatory intervention, cause a material damage to our brand, reputation and market share, and require us to take extra anti-fraud measures. The occurrence of fraudulent activity will cause us to incur costs and divert management attention and our financial institution partners and third-party financial service providers could also seek to terminate their relationships with us. If any of the foregoing were to occur, our business and results of operations could be affected. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot assure you that we will not experience any fraudulent activities in the future which may cause harm to our business or reputation. We believe our risk management system has stringent controls and checks in place to minimize the incidence of fraud on our mobile application platform. However, we have limited resources, and our technology and risk management system may not be able to completely prevent and detect all potential fraudulent activities.

         If the Internet infrastructure or telecommunications network is affected by any disruptions including natural and man-made disasters such as fires, power outages, floods, strikes, terrorism and other catastrophic events causing disruptions, our online mobile application platform will be adversely affected.

        We heavily rely on the Internet infrastructure and telecommunications network in China for our operations and the smooth running of our online mobile application platform. A significant event or disaster, natural or man-made, including among others, fires, power outages, floods, strikes, terrorist attacks, coups d'etat or other catastrophic events or problems, may adversely affect our servers, data centers, and our offices. Our business may be disrupted and we may lose critical data or experience interruptions, delays and compromising of our business operations and services. Our financial institution partners, our third-party financial service providers and our other third party data suppliers and service providers, including in particular our third-party payment agent, may also be similarly affected and may not be able to provide our customers and us with the support needed. In particular, if our disaster recovery plans prove to be ineffective or inadequate, the aforementioned risks will be further worsened. We do not currently serve network traffic equally from each of our data centers. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the users on our mobile application platform, such users may experience severe issues accessing the loan products and services.

        Our operations, customer service, reputation and ability to attract new and retain customers depend on the reliable and satisfactory performance of our technology and network infrastructure. Much of our system hardware and "cloud" system we are developing is hosted in facilities located in Shenzhen that are partially owned by us and operated by our third-party vendors. If these third party vendors fail to protect their and our systems in their facilities from any of the aforementioned disruptions and there is a lapse of service or damage to our system hardware, we may experience interruptions in our service and may have to incur extra costs for replacement of facilities.

        Furthermore, almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

        In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

         We may be required to obtain additional value-added telecommunication business licenses.

        PRC regulations impose sanctions for engaging in internet information services of a commercial nature without having obtained an internet content provider license, or the ICP license, and sanctions for engaging in the operation of online data processing and transaction processing without having obtained a VATS license for online data processing and transaction processing, or ODPTP license (ICP and ODPTP are both sub-sets of value-added telecommunication business). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. Nevertheless, the interpretation of such regulations and PRC regulatory authorities' enforcement of such regulations in the context of online consumer finance industry remains uncertain, it is unclear whether online consumer finance service provider like us are required to obtain an ICP license or ODPTP license, or any other kind of value-added telecommunication business licenses. We currently conduct our business through our variable interest entity Samoyed Internet Finance, and Samoyed Internet Finance has not obtained an ICP license to date. Our variable interest entity Wuyu Technologies has obtained an ICP license. We have not obtained any ODPTP license to date. Given the uncertainty relating to the interpretation of the applicable laws and regulations and the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require Samoyed Internet Finance to obtain an ICP license, or require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

         Our loan facilitation services may constitute provision of intermediary service, and our agreements with financial institution partners and customers may be deemed as intermediation contracts under the PRC Contract Law.

        Under the PRC Contract Law, if an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused. See "Regulations—Regulations Related to Loans and Intermediation." Therefore, if we fail to provide material information to financial institution partners, or if we fail to identify false information received from customers or others and in turn provide such information to financial institution partners, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or supervision of our employees, or to accurately detect and prevent fraud due to ineffectiveness of our fraud detection tools, we could be held liable for damages caused to financial institution partners as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements with financial institution partners and customers, we could also be held liable for damages caused to customers or financial institution partners pursuant to the PRC Contract Law. On the other hand, we do not assume any liability solely on the basis of failure to correctly assign a credit limit to a particular customer in the process of facilitating transactions, as long as we do not conceal any material fact intentionally or provide false information, and are not found to be at fault otherwise. However, due to the lack of detailed regulations and guidance in the area of online consumer finance platforms and the possibility that the PRC government authority may promulgate new laws and regulations regulating online consumer finance platforms in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the online consumer finance industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with ours.

         We may be held liable for information or content displayed on, retrieved from or linked to our mobile application platform, which may materially and adversely affect our business and operating results.

        We offer consumer finance services on our mobile application platform, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and effective in August 2016. According to the APP Provisions, the providers of mobile application platforms shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile application platforms to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile application platforms complies with the requirements of the APP Provisions at all times. If our mobile application platforms were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile application platforms from the relevant mobile application platform store, which may materially and adversely affect our business and operating results.

         We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.

        Our protection of our intellectual property is crucial to our success and future growth, as we rely on a combination of copyrights, trade secrets, trademarks and other rights to protect our know-how, proprietary technology, processes and other intellectual property. The protective measures we take may not be sufficient to prevent theft, infringement or unauthorized use. We may not be fully aware of other parties' intellectual property rights involved in our systems, applications and technology. If the proprietary technologies that are crucial for our credit scoring models, credit assessment system, risk management system and our mobile application platform are infringed or used without authority by our competitors or other parties, our competitive advantage could be adversely reduced. We may have to bring lengthy and costly litigation and take time-consuming measures in order to protect our intellectual property rights, diverting our management's attention from our business operation. If any of the foregoing were to occur, our brand, reputation and business may be negatively impacted.

         Third parties may engage us in lengthy and expensive litigation, which may disrupt and affect our business.

        In our intensely competitive industry, we may be challenged by third parties, including competitors as well as other entities or individuals. We may have to incur significant time and costs in dealing with any claims or litigation, and if they are successful, we may be subject to substantial damages, royalty payments, restrictions from conducting our business and other stringent requirements unfavorable to our business and operations. We may also be required to indemnify other parties or pay settlement costs, and to obtain licenses, modify applications or refund fees, each of which may be expensive and time consuming. Such processes may create a distraction for our management which could affect our business operations.

         We compete for talented and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

        Competition for our employees including systems engineers, financial officers and marketing professionals is intense. Our business and success relies on the efforts and standard of work of our employees. If we are unable to attract, motivate and retain talented and trained employees, or if we are unable to continue to provide attractive compensation packages, our business and operations may be adversely affected and our intended levels and rates of growth may be impended.

        We invest significant time and expense in the training and development of our employees. Failure to retain our existing employees will incur further significant costs to find suitable replacements and a duplication of effort for their training, which may affect our operations and our quality of service to customers may be compromised, resulting in a material adverse effect on our business and results of operations.

         We do not have business insurance coverage.

        Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

         Customer growth and activity on mobile devices depends upon effective use of mobile operating system, networks and standards, which we do not control.

        Our credit services are offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our credit services into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have customers utilize our credit services on mobile devices. We are further dependent on the interoperability of providing our credit services on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our credit services or give preferential treatment to competing products could adversely affect the usability of our credit services on mobile devices. In the event that it is more difficult for our customers to access and utilize our credit services on their mobile devices, or if our users choose not to access or utilize our credit services on their mobile devices or to use mobile operating systems that do not offer access to our credit services, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

         From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

        We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our credit services and solutions and better serve customers and enhance our competitive position. These transactions could be material to our financial condition and results of operations, if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

        Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

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  difficulties in retaining, training, motivating and integrating key personnel;

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  diversion of management's time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

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  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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  difficulties in retaining relationships with customers, financial institution partners, employees and other partners of the acquired business;

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  risks of entering markets in which we have limited or no prior experience;

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  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

        We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

         Certain data and information in this prospectus was obtained from external third parties and we have not independently identified them.

        In this prospectus we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant Oliver Wyman. Such external sources of statistical data include projections based on numerous assumptions. China's financial services market, especially the credit card repayment segment, and the overall credit industry, may not grow at the projected rate provided by these external sources, or at all. The performance of the overall industry and segment affects our business and market price of our ADSs, especially if they fail to grow at the projected rate. Further, the new and constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context.

If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.

        We have not independently verified data and information obtained from third party external sources, and the method of collection and methodologies employed by such third parties may differ from ours. In addition, these industry reports and publications generally include a disclaimer that the information therein is believed to be reliable but which accuracy and completeness cannot be guaranteed.

         Broader macro, political and socio-economic factors affecting market conditions can materially and adversely affect our business and operating results.

        General economic, macro, political and socio-economic factors beyond our control may deter users' interest in seeking loans through our mobile application platform. Such factors include the general interest rate ecosystem, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our mobile application platform will necessarily decline and our revenues and operating results may be adversely affected.

        We cannot guarantee that economic conditions will remain favorable for our business or industry and that demand and supply for consumer loans such as those we primarily facilitate over our mobile application platform will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our growth and revenue will be negatively impacted.

         We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology mobile application platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide our services and solutions.

        Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or any other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

        Our headquarters is located in Shenzhen and Shanghai, where most of our directors and management and a significant portion of our employees currently reside. Most of our system hardware and back-up systems are hosted in leased facilities located in Shenzhen. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Shanghai and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Shanghai or Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

RISKS RELATED TO OUR CORPORATE STRUCTURE

         If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

        Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Shenzhen Samoyed Information Technology Co., Ltd., or Samoyed Information Technology, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through Shenzhen Wuyu Technologies Services Co., Ltd., or Wuyu Technologies, and Shenzhen Samoyed Internet Finance Service Co., Ltd., or Samoyed Internet Finance, our consolidated VIEs, and their subsidiaries. Samoyed Information Technology has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. In addition, pursuant to the resolutions of all shareholders of Samoyed Holding Limited and the resolutions of the board of directors of Samoyed Holding Limited, the board of directors of Samoyed Holding Limited or any officer authorized by such board shall cause Samoyed Information Technology to exercise Samoyed Information Technology's rights under the power of attorney agreements entered into among Samoyed Information Technology, our consolidated VIEs and the shareholders of our consolidated VIEs and Samoyed Information Technology's rights under the exclusive option agreements between Samoyed Information Technology and our consolidated VIEs. As a result of these resolutions and the provision of unlimited financial support from the Company to our consolidated VIEs, Samoyed Holding Limited has been determined to be most closely associated with our consolidated VIEs within the group of related parties and was considered to be the primary beneficiary of our consolidated VIEs and its subsidiaries. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

        If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down our services;

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  discontinuing or restricting our operations in China;

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  imposing conditions or requirements with which we may not be able to comply;

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  requiring us to change our corporate structure and contractual arrangements;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs' business and operations; and

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition." Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders."

         Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

         We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see "Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders." All of our revenue are attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See "—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

         The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

         PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our consolidated VIEs, or to make additional capital contributions to our PRC subsidiary.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

         If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

        We have three major types of chops—corporate chops, human resources chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use human resources chops for documents relating to human resources. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

RISKS RELATED TO PRC LAWS REGULATING OUR BUSINESS AND INDUSTRY

         Changes in China's macro-economic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations.

        All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations are affected significantly by the political, economic and social climate in China and continuously by the economic performance of China as a whole.

        The Chinese economy is unique from the economies of most developed countries in many respects, the more salient aspects include the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still state-owned. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting the monetary policy, and determining the different levels of treatment accorded to different industries and companies in accordance with national development policy.

        While the Chinese economy has experienced significant growth over the past decades, the growth rate has had sporadic bursts, across geographically and among various sectors ad industries. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China's economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and solutions and materially and adversely affect our business and results of operations.

         A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

        The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economic growth since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

         Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

        The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to lenders under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

         Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

        The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

        Among other things, the draft Foreign Investment Law purports to introduce the principle of "actual control" in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as "controlled" by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the "restriction category" that could appear on any such "negative list." In this connection, "control" is broadly defined in the draft law to cover any of the following summarized categories:

  •
  holding 50% or more of the voting rights or similar rights and interests of the subject entity;

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  holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders' meeting or other equivalent decision making bodies; or

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  having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters.

        Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list" purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

        The VIE structure has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. For any companies with a VIE structure in an industry category that is in the "restriction category" that could appear on any such "negative list," the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        The MOFCOM completed the solicitation of comments on this draft in February 2015, and indicated in March 2017 that it had revised the proposed Foreign Investment Law based on public comments and was cooperating with the Legislative Affairs Office of the State Council and the Law Committee of National People's Congress for the legislative deliberation of the revised draft Foreign Investment Law. It was reported in November 2017 that after considering the public comments, a draft was produced for further review. However, the revised draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to the enactment timetable and the final content of the Foreign Investment Law.

        There are significant uncertainties as to how the control status of our consolidated VIEs would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIEs would be on the to-be-issued "negative list" and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated VIEs were deemed as an FIE under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the "restricted" category on the to-be-issued "negative list," such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final "negative list" would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

        In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information-reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

         We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and pay any dividends to our shareholders.

        We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Shenzhen Samoyed Information Technology Co., Ltd. to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See "—Risks Related to Our Corporate Structure—Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

        Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

         PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

        Any loans to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange.

        We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by or registered with the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt funds and the funds from oversea public offerings. Also, Circular 16 allows enterprises to use their foreign exchange capitals under their capital account as stipulated by the relevant laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE's approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering and the concurrent private placement to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and the concurrent private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

         Fluctuations in exchange rates could have a material adverse effect on the value of your investment.

        Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

        The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. It is difficult to predict any trend of appreciation or depreciation of RMB against the U.S. dollar and when and how the relationship between the RMB and the U.S. dollar may change again. There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

         Governmental control of currency conversion may limit our ability to utilize our operating revenues effectively, pay dividends to our shareholders and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have, including any dividends to our shareholders. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

         Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

         The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

        Our PRC counsel, Fangda Partners, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC's approval is not required for the listing and trading of our ADSs on            in the context of this offering, given that: (i) the PRC subsidiary was established by means of direct investment rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiary, the VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules.

        However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC's opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC's approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

         The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

         PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

        SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. See "Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents."

        If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine up to 30% of the total amount of foreign exchange remitted overseas or into the PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

        We have requested PRC residents holding direct or indirect interest in our Cayman Islands holding company to our knowledge to make the necessary applications, filings and amendments as required by applicable foreign exchange regulations. We are committed to complying with and to ensuring that our Shareholders who are subject to the regulations will comply with the relevant SAFE rules and regulations. All of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. Furthermore, due to the inherent uncertainty in the implementation of the regulatory requirements by PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. We cannot assure you that SAFE or its local branches will release explicit requirements or interpret the relevant PRC and regulations otherwise. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary's ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

        As there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

         Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. See "Regulation—Regulations Related to Stock Incentive Plans." We adopted an equity incentive plan in June 2018, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See "Management—Equity Incentive Plan." We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

        The State Administration of Taxation, or the SAT, has also issued relevant rules and regulations concerning employee share incentives. Under these rules and regulations, our employees working in the PRC will be subject to PRC individual income tax upon exercise of the share options or grant of the restricted shares. Our PRC subsidiary has obligations to file documents with respect to the granted share options or restricted shares with relevant tax authorities and to withhold individual income taxes for its employees upon exercise of the share options or grant of the restricted shares. If our employees fail to pay or we fail to withhold their individual income taxes according to relevant rules and regulations, we may face sanctions imposed by the competent governmental authorities.

         We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiary and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of March 31, 2018. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

        Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

         If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the Enterprise Income Tax Law of the People's Republic of China, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in Circular 82 may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Taxation—China." However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources.. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

         Failure to renew our preferential tax treatment qualification could affect our results of operations.

        One of our variable interest entities in China, Samoyed Internet Finance, is qualified as a National High- and New-tech Enterprise and as a result, enjoys a preferential enterprise income tax rate of 15%. The National High- and New-tech Enterprise qualification is re-assessed by the relevant authorities every three years. The current qualification held by Samoyed Internet Finance will expire on October 31, 2020. Failure to renew such preferential tax treatment qualification could affect our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Results of Operations—Taxation—China."

         We may not be able to obtain certain benefits under a relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns at least 25% of a PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Tax Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments.

        In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. Accordingly, Samoyed (Hong Kong) Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Shenzhen Samoyed Information Technology Co., Ltd., our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

         We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source ("SAT Circular 37"), which became effective on December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as private equity financing transactions, share exchange, offshore restructuring or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of the shares or investments in other non-PRC resident companies or other taxable assets by us. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT

Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with Bulletin 7 and SAT Circular 37, or to establish that our company should not be taxed under Bulletin 7 and SAT Circular 37, which may have a material adverse effect on our financial condition and results of operations.

        The PRC tax authorities have the discretion under Bulletin 7 and SAT Circular 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7 and SAT Circular 37, our income tax costs associated with such transactions will be increased, which may have a material adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

         The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

         Proceedings instituted by the SEC against the "big four" PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the "big four" accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

        In February 2015, the Chinese affiliates of the "big four" accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms' audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings).

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

RISKS RELATED TO OUR ADSs AND THIS OFFERING

         An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        Our ADSs have been approved for listing on        . Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

         The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies' securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

  •
  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new products, services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

  •
  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

         If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

         The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                    ADSs

(equivalent to                    ordinary shares) outstanding immediately after this offering, or                    ADSs (equivalent to                    ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, [we and our officers, directors and existing shareholders] have agreed not to sell any ordinary shares or ADSs for         days after the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

        We adopted an equity incentive plan in June 2018, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See "Management—Equity Incentive Plan." We intend to register all ordinary shares that we may issue under this equity incentive plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in "Underwriting" and "Shares Eligible for Future Sale". If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under an equity incentive plan would dilute your percentage ownership if you purchase ADSs in this offering.

         Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

         Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$                    per ADS. This number represents the difference between the assumed initial public offering price of US$                    per ADS, the midpoint of the estimated range of the offering price, and our pro forma as adjusted net tangible book value per ADS of US$                    as of March 31, 2018, after giving effect to this offering, at the assumed initial public offering price of US$                    per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

         We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

         We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

        Depending upon the value of our assets, which is determined in part by the market value of our ADSs, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. [Based on the projected composition of our assets and income, including goodwill, taking into account the expected proceeds from this offering and projections as to the market price of our ADSs following the offering, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2018 or the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.]

        A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Additionally, although the law in this regard is unclear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2018 or any future taxable year. The determination of whether we will become a PFIC will also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering.

        If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—U.S. Federal Income Tax Considerations") holds ADSs or ordinary shares, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent any such distribution is treated as an "excess distribution" under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC, unless the U.S. Holder makes certain elections, for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. U.S. Holders are urged to consult their tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see "Taxation—U.S. Federal Income Tax Considerations—PFIC Rules."

         Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We have adopted amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering. Our amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

         Our corporate actions will be substantially controlled by our Chairman, Mr. Jianming Lin, and our Chief Executive Officer, Mr. Debin Tang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

        Our Chairman, Mr. Jianming Lin, and our Chief Executive Officer, Mr. Debin Tang, exert strong influence on our board of directors, management and Company affairs and strategy. They play an integral role in Company decisions and formulating our corporate strategies. As of the date of this prospectus, Mr. Jianming Lin and Mr. Debin Tang, beneficially own an aggregate of 46.6% of our share capital. Upon the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, our executive officers and directors, together with our existing shareholders, will beneficially own approximately        ordinary shares, or approximately        % of our outstanding ordinary shares.

        Accordingly, Mr. Lin and Mr. Tang will have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

  •
  the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

  •
  any determinations with respect to mergers or other business combinations;

  •
  our disposition of substantially all of our assets; and

  •
  any change in control.

        These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. This concentration in control will limit your ability to influence corporate matters and may discourage potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

        In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see "Principal Shareholders."

         You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies. Our directors will have discretion under our post-offering amended and restated memorandum and articles of association we expect to adopt and will become effective immediately prior to the completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

         Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States.As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforcement of Civil Liabilities."

         We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material non-public information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of                    . Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

         The rights to pursue claims against the depositary, and the voting rights, of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.

        As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the underlying ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will use its best endeavors to vote the underlying ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the ordinary shares from the ADR facility and become the registered holder of such ordinary shares prior to the applicable record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is                     days. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying ordinary shares represented by your ADSs from the ADR facility and become the registered holder of such ordinary shares prior to the record date of the general meeting to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will use its best endeavours to notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

         The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the underlying ordinary shares represented by your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of the foregoing is that if you do not give proper or timely voting instructions to the depositary as to how to vote at shareholders' meetings, a discretionary proxy to vote the ordinary shares represented by your ADSs will be given to a person designated by us, except under the circumstances described above. This may make it more difficult for shareholders and holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

         You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities which are represented by your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impracticable for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

         You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

         You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, or on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

         We will incur significantly increased costs and devote substantial management time as a result of the listing of our ADSs.

        We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the                    , including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Regulations". Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial condition and results of operations;

  •
  the expected growth of the credit card repayment and consumer finance industry in China;

  •
  our expectations regarding demand for and market acceptance of our services;

  •
  our plans to invest in our platform;

  •
  our relationships with our financial institution partners;

  •
  our relationships with third-party financial service providers;

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Oliver Wyman. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the new and rapidly changing nature of the online financial services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$                         million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                        per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$                        per ADS would increase (decrease) the net proceeds to us from this offering by US$                         million, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our shares, retain talented employees by providing them with equity incentives and enable access to the public equity markets for us and our shareholders. We plan to use the net proceeds of this offering for the following purposes:

  •
  customer acquisition and brand building;

  •
  talent acquisition;

  •
  techonology infrastructure;

  •
  strategic acquisitions or investments; and

  •
  general corporate purposes.

        Accordingly, our management will have discretion in the application of net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, which may delay or prevent us from providing the proceeds of this offering to our PRC subsidiary. See "Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

        [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

 DIVIDEND POLICY

        Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We have never declared or paid cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

        We are a holding company incorporated as an exempted company in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See "Risk Factors—Risks Related to PRC Laws Regulating Our Business And Industry—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and pay any dividends to our shareholders."

        If we pay any dividends, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary will then pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 EXCHANGE RATE INFORMATION

        Our reporting currency is the RMB because our business is mainly conducted in China and all of our revenues are denominated in RMB. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

        The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your reference and convenience. Unless otherwise stated, all translations of RMB into U.S. dollars in this prospectus were made at the rate of RMB6.2726 to US$1.00, the noon buying rate on March 30, 2018, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On June 29, 2018, the noon buying rate for RMB was RMB6.6171 to US$1.00.

	Certified exchange rate
Period	Period-End	Average(1)	High	Low
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9850	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850

(1)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

CAPITALIZATION

        The following table sets forth cash and cash equivalents, as well as our capitalization, as of March 31, 2018 as follows:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect the automatic conversion of all our issued and outstanding preferred shares Series A-1 to Series A-8 on one-for-one basis into our ordinary shares immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect the (i) automatic conversion of all our issued and outstanding preferred shares Series A-1 to Series A-8 on one-for-one basis into our ordinary shares immediately upon the completion of this offering; and (ii) sale of                    ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                    per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        You should read this table together with the consolidated financial statements and related notes, and the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included in this prospectus.

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
	(unaudited)
Cash and cash equivalents	16,063	2,561	16,063	2,561
Mezzanine equity:
Convertible redeemable Series A-2 to A-7 preferred shares (US$0.00001 par value; 143,382,500 shares authorized; 143,382,500 shares issued and outstanding on an actual basis; none outstanding on a pro forma basis)	(239,839)	(38,236)	—	—

Total mezzanine equity	(239,839)	(38,236)	—	—

Shareholders' deficit:
Ordinary shares (US$0.00001 par value; 4,779,964,000 shares authorized; 269,139,086 shares issued and outstanding on an actual basis; 489,175,086 shares outstanding on pro forma basis)	(17)	(2)	(31)	(4)
Non-redeemable preferred shares (US$0.00001 par value; 76,653,500 shares authorized; 76,653,500 shares issued and outstanding on an actual basis; none outstanding on a pro forma basis)	(85,926)	(13,699)	—	—
Additional paid-in capital	—	—	(325,751)	(51,933)
Accumulated deficit	193,881	30,910	193,881	30,910

Total shareholders' deficit/(equity)	107,938	17,209	131,901	21,027

Total capitalization	(115,838)	(18,496)	(115,838)	(18,496)

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2018 was approximately US$                     million, or US$                    per ordinary share as of that date and US$                    per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$                    per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after March 31, 2018, other than to give effect to (i) the sale of the ADSs offered in this offering at the assumed initial public offering price of US$                    per ADS, the midpoint of the estimated range of the offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and [(ii) the exercise of options to subscribe                    ordinary shares by                    under our share incentive plan,] our pro forma as adjusted net tangible book value as of March 31, 2018 would have been approximately US$                     million, or US$                    per ordinary share and US$                    per ADS. This represents an immediate increase in net tangible book value of US$                    per ordinary share and US$                    per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                    per ordinary share and US$                per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
(US$)
Assumed initial public offering price	$	$
Net tangible book value as of March 31, 2018	$	$
Pro forma as adjusted net tangible book value after giving effect to this offering	$	$
Amount of dilution in net tangible book value to new investors in this offering	$	$

        A US$1.00 change in the assumed public offering price of US$                    per ADS would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$                     million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                    per ordinary share and US$                    per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                    per ordinary share and US$                    per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriter.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share (in US$)
				Amount (in US$ thousands)				Average Price Per ADS (in US$)
	Number	Percent			Percent
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        [In addition, the discussion and tables above exclude 10,824,914 ordinary shares reserved for future issuance under our 2018 Equity Incentive Plan, which may be granted as options, restricted shares or restricted share units.]

 ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Some of our directors and executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Fangda Partners, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits underlying the dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other certain form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

 CORPORATE HISTORY AND STRUCTURE

        Shenzhen Samoyed Internet Finance Service Co., Ltd., or Samoyed Internet Finance, was established in the PRC in May 2015. Since its incorporation, Samoyed Internet Finance had completed several rounds of equity financing and raised funding from various investors.

        To facilitate our financing and listing opportunities outside China, we went through a series of transactions from November 2017 through April 2018 to form our offshore holding structure, or the Restructuring. In November 2017, we incorporated Samoyed Holding Limited, or Samoyed Cayman, under the laws of the Cayman Islands as our offshore holding company, and subsequently we established a wholly-owned subsidiary in the British Virgin Islands, Samoyed Technologies Holdings Limited, or Samoyed BVI. In November 2018, Samoyed (HK) Limited, or Samoyed HK, was incorporated in Hong Kong as a wholly-owned subsidiary of Samoyed BVI. Shenzhen Samoyed Information Technology Co., Ltd., or Samoyed Information was established in March 2018 as a wholly-owned subsidiary of Samoyed HK in the PRC.

        In April 2018, Samoyed Information entered into a series of contractual agreements with Samoyed Internet Finance and its shareholders. Samoyed Internet Finance has been treated as a variable interest entity of Samoyed Information since April 2018. In April 2018, Samoyed Information entered into a series of contractual agreements with Shenzhen Wuyu Technologies Services Co., Ltd, or Wuyu Technologies, a company owned by Mr. Debin Tang, our Chief Executive Officer, and Mr. Jianming Lin, our Chairman, in the PRC, and the shareholders of Wuyu Technologies such that Wuyu Technologies has been treated as a variable interest entity of Samoyed Information since April 2018. See "Corporate History and Structure—Contractual Arrangement with Our Variable Interest Entities." We currently operate our business in China through Samoyed Internet Finance and Wuyu Technologies. Concurrently with our Restructuring, Samoyed Cayman completed a new round of equity financing with PAG amounting to RMB200 million in consideration.

        On January 26, 2018, we and our Chairman Jianming Lin entered into a share purchase agreement with Hunan Huixin and its shareholders, to acquire 95% and 5% of the share capital of Hunan Huixin, respectively. Hunan Huixin possesses an approval to operate financing guarantee business within Hunan Province, which will expire on August 18, 2021 and can be extended subject to certain administrative conditions.

Corporate Structure

        The following diagram illustrates our corporate structure as of the date of this prospectus, including our principal subsidiaries and our variable interest entities.

(1)
Major persons or entities that beneficially own Samoyed Internet Finance's equity interests include affiliates of our principal shareholders, TL Development Limited, TLJC Development Limited, TLZX Development Limited, YIL Samoyed Ltd and YH Argo (BVI) Limited. For a description of our principal shareholders, see "Principal Shareholders."

Contractual Arrangement with Our Variable Interest Entities

        PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through Samoyed Information, with our variable interest entities, the shareholders of our variable interest entities to obtain effective control over our variable interest entities.

        We currently conduct our business through our variable interest entities based on these contractual arrangements, which allow us to:

  •
  exercise effective control over our variable interest entities;

  •
  receive substantially all of the economic benefits from our variable interest entities; and

  •
  have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities in our consolidated financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements in relation to our wholly-owned subsidiary, Samoyed Information, and our variable interest entities.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

        Share Pledge Agreements.    Pursuant to the share pledge agreements, the shareholders of our variable interest entities have pledged all of their equity interest in our variable interest entities as a continuing first priority security interest, as applicable, to respectively guarantee our variable interest entities' performance of their obligations under the exclusive business cooperation agreements between our variable interest entities and Samoyed Information. If our variable interest entities or any of their shareholders breach their contractual obligations under these agreements, Samoyed Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Samoyed Information's rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable variable interest entities and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of our variable interest entities agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Samoyed Information. Samoyed Information is entitled to collect all dividends declared by our variable interest entities. Each share pledge agreement will remain effective until the applicable variable interest entity discharge all their obligations under the exclusive business cooperation agreements. We have registered pledges of equity interest in Samoyed Internet Finance and Wuyu Technologies with the competent local office of the administration for market regulation in accordance with the PRC Property Rights Law.

        Power of Attorney.    Pursuant to each power of attorney, each shareholder of our variable interest entities has irrevocably appointed Samoyed Information to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder's meetings, appoint directors and executive officers and sell or dispose all or part of the equity interests owned by such shareholder in our variable interest entities. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the applicable variable interest entity.

Agreements that Allow Us to Receive Economic Benefits from our Variable Interest Entities

        Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, Samoyed Information has the exclusive right to provide each of our variable interest entities and their subsidiaries with business support, technical and consulting services and other services. In exchange, Samoyed Information is entitled to receive a service fee from each of our variable interest entities on a semi-annual basis and in an amount equal to all of its net income. Samoyed Information owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its determination.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, our variable interest entities and each of their shareholders have irrevocably granted Samoyed Information an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder's equity interests in the applicable variable interest entities. As for the equity interests in a variable interest entity, the purchase price should be equal to the minimum price as permitted by PRC law. Without Samoyed Information's prior written consent, each variable interest entity and its shareholders have agreed that such variable interest entity shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investment and etc. No variable interest entity shall declare or distribute dividends to any of its shareholders without the prior written consent of Samoyed Information. Each agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its election.

        In the opinion of Fangda Partners, our PRC legal counsel:

  •
  the ownership structures of Samoyed Information and our variable interest entities in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

  •
  the contractual arrangements among Samoyed Information, each of our variable interest entities and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

        However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. Given there are still substantial uncertainties with respect to the enactment timetable and the final content of the Foreign Investment Law, we cannot rule out the possibility that the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Relating to Our Corporate Structure."

 SELECTED CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following selected consolidated financial data for the years ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data for the three months ended March 31, 2017 and 2018 and as of March 31, 2018 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus.

        Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our selected consolidated statements of comprehensive loss for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

	For the year ended December 31,			For the three months ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Selected Consolidated Statement of Comprehensive Loss Data:
Operating revenue:
Loan facilitation service fees	31,644	86,439	13,780	12,251	53,823	8,581
Post-facilitation management service fees	3,843	16,073	2,562	2,415	4,788	763
Financial guarantee income	5,658	43,284	6,900	5,645	9,553	1,523
Recommendation fees	11,072	87,434	13,939	12,420	24,648	3,929
Other revenue	567	2,318	370	342	877	140
Net interest income	237	19,854	3,165	300	17,956	2,863
Less: Loan provision losses	—	(14,972)	(2,387)	—	(16,453)	(2,623)

Net operating revenue	53,021	240,430	38,330	33,373	95,192	15,176

Operating expenses:
Facilitation and servicing expenses	(42,023)	(83,757)	(13,353)	(19,143)	(21,632)	(3,449)
Guarantee loss	(14,020)	(47,632)	(7,594)	(8,752)	(8,810)	(1,404)
Sales and marketing expenses	(50,285)	(97,873)	(15,603)	(16,709)	(35,741)	(5,698)
General and administrative expenses	(40,725)	(75,258)	(11,998)	(17,407)	(21,075)	(3,359)

Total operating expenses	(147,053)	(304,520)	(48,548)	(62,011)	(87,258)	(13,910)
Other expenses:
Interest expense on convertible loans	—	(2,265)	(361)	—	(4,456)	(710)
Fair value change of derivatives	—	(684)	(109)	—	(2,145)	(342)

(Loss)/profit before income tax expense	(94,032)	(67,039)	(10,688)	(28,638)	1,333	214
Income tax expense	—	—	—	—	—	—

Net (loss)/profit	(94,032)	(67,039)	(10,688)	(28,638)	1,333	214
Accretion on convertible redeemable preferred shares to redemption value	(5,843)	(21,282)	(3,393)	(1,415)	(5,914)	(943)

Net loss attributable to ordinary shareholders	(99,875)	(88,321)	(14,080)	(30,053)	(4,581)	(729)

        The following table presents our selected consolidated balance sheet data as of December 31, 2016 and 2017 and as of March 31, 2018.

	As of December 31,			As of March 31,
	2016	2017		2018
	RMB	RMB	US$	RMB	US$
	(in thousands)
				(unaudited)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	35,984	70,324	11,211	16,063	2,561
Restricted cash	56,761	126,554	20,176	280,695	44,749
Loan receivable, net	—	1,214,036	193,546	1,045,867	166,736
Total assets	149,896	1,580,001	251,474	1,587,247	253,044
Funding debt	—	1,249,849	199,255	1,262,027	201,197
Total liabilities	47,289	1,446,825	230,658	1,455,346	232,017
Total mezzanine equity	147,643	233,925	37,293	239,839	38,236
Total shareholders' (deficit)	(45,036)	(103,357)	(16,478)	(107,938)	(17,209)

        The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018.

	For the year ended December 31,			For the three months ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Selected Consolidated Statements of Cash Flow Data:
Net cash (used in)/provided by operating activities	(98,392)	(99,257)	(15,824)	(47,937)	108,105	17,234
Net cash (used in)/provided by investing activities	(3,672)	390	62	(19,425)	(225)	(36)
Net cash (used in)/provided by financing activities	184,500	203,000	32,363	45,000	(8,000)	(1,275)
Net (decrease in)/increase in cash and cash equivalents	82,436	104,133	16,601	(22,362)	99,880	15,923

Key Operating and Financial Metrics

        We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of or for the year ended December 31,		As of or for the three months ended March 31,
	2016	2017	2018
Accumulated number of registered users(1) (in thousands)	6,406	17,027	20,464
Accumulated number of users with approved credit line(2) (in thousands)	446	889	997
Average number of monthly active users over the period (in thousands)(3)	751	1,739	3,066
Average number of loan transactions per customer for the last twelve months(4)	2.6	3.8	3.9
Number of loan facilitations(5) (in thousands)	749	1,977	567
Accumulated amount of total approved credit line(6) (RMB in millions)	3,084	9,002	11,812
Loan facilitation volume(7) (RMB in millions)	2,767	7,664	2,956
Credit card balance transfer	2,749	5,726	1,441
Cash advance	18	1,355	681
Credit loans	—	583	834
Outstanding principal balance(8) (RMB in millions)	1,434	3,348	4,194
Credit card balance transfer	1,419	2,276	2,232
Cash advance	15	545	832
Credit loans	—	527	1,129
Weighted average APR(9)	14.5%	17.0%	20.3%
M3+ delinquency rate by balance(10)	0.42%	0.82%	1.20%
Charge-off rate(11)	0.04%	1.07%	1.49%

(1)
Accumulated number of registered users represents number of individuals who have registered with us on a cumulative basis.

(2)
Accumulated number of users with approved credit line represents number of individuals who have an credit line approved by us on a cumulative basis.

(3)
Monthly active users represent users who have used our Shengbei mobile application at least once during a given month.

(4)
Average number of loan transactions per customer represents average number of credit drawdowns facilitated by us to each customer for the last twelve months ended on the specified date.

(5)
Loan facilitations represent the total number of credit drawdowns that are facilitated by us in the specified period.

(6)
Accumulated amount of total approved credit line represents the aggregate principal amount of credit lines that have been approved by us to the customers (including increase in credit lines for existing customers) on a cumulative basis.

(7)
Loan facilitation volume represents the aggregate principal amount of credit drawdowns that are facilitated by us in the specified period.

(8)
Outstanding principal balance represents the aggregate principal amount of credit drawdowns that are facilitated by us and have not been repaid as of the specified date.

(9)
Weighted average APR represents the average APR of credit drawdowns weighted by loan volume that are facilitated by us in the specified period.

(10)
M3+ delinquency rate by balance represents the total outstanding balance for all loans of a customer for which any installment repayment is over 90 calendar days past due as of a particular date, divided by the total outstanding balance of all loans. Credit loans and loans that have been charged-off are not included in the M3+ delinquency rate calculation.

(11)
Charge-off rate represents the total loan principal for all loans of a customer for which any installment repayment is over 210 calendar days past due as of a particular date, divided by the total outstanding balance of all loans assuming that no loans are charged off. Credit loans are not included in the charge-off rate calculation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed "Selected Consolidated Financial Information" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the only loan facilitator in China focused on facilitating credit card balance transfer products with a weighted average APR lower than 18.25%, the annual interest rate cap for credit cards set by the PRC regulators, according to Oliver Wyman. We also ranked third in terms of number of registered users as of 2017 among the credit card repayment facilitators in China, according to Oliver Wyman. We believe we are the first company to facilitate balance transfer products through a purely online platform in China.

        We are a leading financial technology service company in China redefining credit card experiences. We work with financial institutions to provide credit services to credit-proven millennials, who are existing credit card holders and have been approved by our credit assessment system for having prime credit. We provide them with access to high-quality consumer finance assets with lower risk profiles than traditional bank installment assets, while enhancing their operational efficiency and risk management capabilities through our proprietary artificial intelligence-based technology solutions.

        We strategically focus on credit-proven millennials in China. In 2017 and the three months ended March 31, 2018, the weighted average APR for credit services facilitated by us was 17.0% and 20.3%, respectively. We have established a barrier of entry in the form of competitive pricing in the balance transfer product segment we serve by optimizing costs at every stage of our operations, including customer acquisition, funding, risk management, payment, collection and operations.

        We currently facilitate three credit services for our customers: (i) credit card balance transfer, which is our primary product to finance our customers' repayment of their credit card bills; (ii) cash advance and (iii) credit loans. The credit services facilitated by us are provided primarily through our proprietary online mobile application platform Shengbei, which provides our users with a superior streamlined user experience, processing substantially all loan applications instantaneously and disbursing any funds within approximately two minutes.

        Despite our limited operating history in China's online consumer finance market, leveraging our track record of low delinquency rates, long-standing relationship and trust with our financial institution partners and our commitment to compliance, we are rapidly migrating to a non-guarantee loan facilitation model. Under this model, we facilitate loan transactions for financial institution partners for a service fee, without taking credit risk on transactions. This model enables collaborative risk management with financial institution partners and frees us from providing any guarantee in the form of risk reserve deposit, guarantee or insurance payment for any loan delinquencies. We have established partnerships with 16 financial institutions, including commercial banks, consumer finance companies, trust companies and microlending companies. We will continue to build up our financial institution partner base.

        We have experienced robust growth since the commencement of our operations, as illustrated by the charts below:

Accumulated Registered Users	Average Number of Monthly Active Users

Number of Transactions	Loan Facilitation Volume

        Our net operating revenue increased from RMB53.0 million in 2016 to RMB240.4 million (US$38.3 million) in 2017, representing a 353.5% increase compared to our net operating revenue in 2016. Our net operating revenue increased from RMB33.4 million for the three months ended March 31, 2017 to RMB95.2 million (US$15.2 million) for the three months ended March 31, 2018, representing a 185.2% increase. Our net loss decreased from RMB94.0 million in 2016 to RMB67.0 million (US$10.7 million) in 2017, representing a 28.7% decrease compared to our net loss in 2016. Our net loss was RMB28.6 million for the three months ended March 31, 2017 and our net profit was RMB1.3 million (US$0.2 million) for the three months ended March 31, 2018.

Key Factors Affecting Our Results of Operations

Economic Conditions and Regulatory Environment in China

        The demand for online personal financial services is dependent upon the overall economic conditions in China. China's rapid economic growth, the increasing private consumption levels and desire to innovate by traditional financial institutions have created a large unmet demand for personal financial services, especially credit services. With the rapid penetration of internet and mobile devices, China's online consumer finance market has experienced significant growth. The growth of our business will depend in part on the continuation of these trends. In particular, we believe the number of credit-proven millennials in China, which comprise our target customer base, will continue to grow as a result of China's overall economic growth and the growth of the online consumer finance market.

        The regulatory environment for China's online consumer finance industry is rapidly evolving. Recently, PRC regulatory authorities, including the CBIRC and the People's Bank of China, have issued guidelines and policy directives relating to the online consumer finance industry. Although we believe our business model has been affected to a lesser extent than that of other online consumer finance companies in the past, as our business is focused on facilitating loan product with relatively low APRs and is not dependent on peer-to-peer funding, we have had to make adjustments to our operations from time-to-time in response to changes in regulations. In the future, we may make or be required to make further adjustment in our operations in response or to comply with any relevant future PRC laws and regulations. These changes may have an impact on our future financial results, although we believe our management's insight in China's online consumer finance industry and regulatory environment will help us minimize such impact. While new laws and regulations or changes to existing laws and regulations could make facilitating credit to borrowers more difficult or expensive, or making such credit products more difficult for borrowers or financial institution partners to accept or on terms less favorable to us, these events could also provide new product and market opportunities. See "Risk Factors—Risks related to our Business and Industry—The laws and regulations governing the online consumer finance industry in the PRC are rapidly evolving and subject to further change and interpretation. If our business practices or the business practices of our financial institution partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected."

Product Mix

        Our profitability largely depends on our ability to continually optimize our product mix. As each of our credit and recommendation services vary in their profit margin, our profitability will depend on the product mix we are able to achieve. In the years ended December 31, 2016 and 2017 and in the three months ended March 31, 2018, credit service revenues represented 79.1%, 63.6% and 74.1% of our net operating revenue, respectively and recommendation service revenue represented 20.9%, 36.3% and 25.9% of our net operating revenue, respectively. We commenced our business by offering credit card balance transfer services in 2015. To address the diverse consumption needs of our customers, we began facilitating cash advance in the fourth quarter of 2016 and credit loans in the fourth quarter of 2017. In the year ended December 31, 2017 and the three months ended March 31, 2018, credit card balance transfer, cash advance and credit loans represented 74.7%, 17.7% and 7.6%, and 48.7%, 23.0% and 28.2% of our loan facilitation volume, respectively. In 2017 and the three months ended March 31, 2018, the weighted average APR of credit card balance transfer, cash advance and credit loans facilitated by us was 15.1%, 20.7% and 27.8%, and 15.4%, 20.7% and 28.4%, respectively. In 2017 and the three months ended March 31, 2018, the weighted average APR of our credit card balance transfer and cash advance facilitated by us, considered on an aggregate basis, was 16.09% and 17.09%, respectively. We typically charge a higher service fee rate for cash advance and credit loans as compared to credit card balance transfer, as we expect the low APR for our credit card balance transfer will continue to attract credit-proven customers. Therefore, a change in the mix of credit services we facilitate would affect our profitability. We expect that a substantial proportion of our loan facilitation volume will continue to be credit card balance transfer. Meanwhile, we aim to continue to optimize our mix of credit services by increasing the proportion of our customers eligible for cash advance and credit loans to increase our profitability while maintaining our asset quality. As of March 31, 2018, 47.0% of our customers with an approved credit line are eligible for cash advance. We intend to continue to increase this percentage by allowing more qualified borrowers to be eligible for the product to maximize our profitability.

        Apart from credit services facilitated by us, we also provide tailored third-party credit-related recommendation services to users who do not meet our credit assessment criteria, as well as other third-party non-credit recommendation services to all of our users. Our recommendation service revenues grew from RMB11.1 million in 2016 to RMB87.4 million (US$13.9 million) in 2017, and from RMB12.4 million for the three months ended March 31, 2017 to RMB24.6 million (US$3.9 million) for the three months ended March 31, 2018. An increase in our recommendation services would also lead to more customers and cross-selling, reducing our average customer acquisition cost. We believe that the continuous expansion of our service offerings will attract new customers, create additional revenue sources and enhance the overall appeal of our integrated platform.

Ability to Attract and Retain Customers Efficiently and Increase Customer Engagement

        Our revenue growth is dependent on our ability to attract customers in a cost-effective manner, retain existing customers as repeat customers and increase customer engagement. We believe our ability to continuously offer low-APR credit services is an important factor in attracting customers.

        Our ability to attract new customers in a cost-effective manner will also depend on the effectiveness of our sales and marketing efforts. We use various means to attract new customers, including application store search optimization, display advertising our Member-Get-Member, or MGM, program, and search engine marketing. We also leverage our proprietary Euler system to assess the cost-effectiveness of different sales and marketing channels on a real time basis and optimize our customer acquisition strategies.

        Once we successfully attract a customer to use our services, we further engage them and cross-sell other credit-related services and non-credit services to them. We believe our ability to successfully recommend such services affects our capability to diversify revenue sources and further monetize our customer base. We have focused on maintaining brand loyalty and have developed our customer retention program, Scenario—Transfer—Activation—Recovery (STAR) Program, to increase our ability to make personalized marketing campaigns to enhance customer retention. Furthermore, we believe the repeat borrowing behavior of our existing customers will be important to our future growth. Accordingly, we continuously re-evaluate their credit profiles and offer increased credit lines for customers with good repayment performance to encourage customer activity. Of all monthly active users on our platform in 2016, 2017 and the three months ended March 31, 2018, approximately 55.5%, 74.5% and 75.6%, respectively, were repeat customers who had successfully borrowed on our platform at least once since registration. In 2017 and the last twelve months ended March 31, 2018, our customers on average borrowed 3.8 and 3.9 times on our platform, respectively. We believe the continued growth in the number of repeat customers will depend on our ability to address the credit needs of our targeted customer cohort, the superior customer experience on our platform and the competitiveness of loan pricing.

Ability to Predict Credit Losses Accurately and Price Credit Appropriately

        Our ability to segment customers into appropriate risk profile levels impacts our ability to accurately predict credit losses, which in turn, affects our ability to offer appropriately differentiated pricing. In particular, our ability to differentiate between customer's credit quality has enabled us to be the only loan facilitator focused on facilitating balance transfer products with a weighted average APR lower than 18.25%.

        We take an advanced and customized credit risk management approach driven by our artificial intelligence and machine learning capabilities. We utilize our big-data analytic capabilities to integrate and analyze the increasing amount of data accumulated through our platform and sourced from third-party data providers to optimize our fraud detection, improve accuracy of our credit scoring models and enhance our collection effectiveness. Our approach allows us to consistently maintain a stable portfolio of good quality assets, which is instrumental in our ability to continue to attract low-cost funding from our financial institution partners and maintain their satisfaction and confidence in us.

Ability to Access Diversified and Scalable Funding

        The growth of our business is dependent on our ability to ensure that we have access to diversified funding sources and to secure scalable and stable funding for the transactions that we facilitate. With our access to multiple funding sources and the ability to allocate customer loan assets among our financial institution partners, we are not dependent on any particular financial institution partner, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. Working with a diversified array of financial institution partners enables us to efficiently secure a large amount of stable funding to support our growth while maintaining competitive overall funding costs. Furthermore, different financial institution partners will have different risk appetite allowing us to flexibly adjust our product mix. We have established partnership with 16 financial institution partners, including commercial banks, consumer finance companies, trust companies and microlending companies. As of March 31, 2018, our financial institution partners have provided credit lines in the aggregate of RMB4.9 billion (US$0.8 billion) for our loan facilitation, representing an increase of 40% as compared to December 31, 2017. The interest rates offered by our financial institution partners during any specific period may impact our customers' demand for the loans we facilitate, and in turn impact our profitability. Although interest rates are expected to increase in the near future, we do not think increase in interest rate will have a significant impact on our profitability as our pricing has already reflected such short-term increases and we believe our margins have been maintained at a market equilibrium.

        We currently utilize three funding cooperation models for our credit services: non-guarantee loan facilitation, third-party guarantee loan facilitation and direct guarantee loan facilitation. Under each of these models, we receive loan facilitation service fees and post-facilitation management service fees. Under the third-party guarantee and the direct guarantee loan facilitation models, we provide a guarantee, directly or indirectly, for any shortfalls as a result of loan delinquency. As a result, we derive financial guarantee income from such guarantee, which we record using the expected cost-plus-margin approach. Since November 2017, we have been rapidly migrating towards a non-guarantee loan facilitation model where financial institutions will bear the credit risk in the event of customer defaults and we undertake no obligation to provide make-up payments for loans facilitated by us through any form of risk reserve deposit, insurance or guarantee, which frees up cash for our working capital. Since the inception of this new cooperation model, the percentage of loans we facilitated under the non-guarantee loan facilitation model has steadily increased reaching approximately 50.8% of our credit services in the three months ended March 31, 2018. The outstanding principal balance of loans facilitated under this model increased from RMB527.3 million as of December 31, 2017 to RMB1,844.0 million (US$294.0 million) as of March 31, 2018. We receive solely service fees under this model without taking any credit risk, and expect to continue to transition to this model.

        For additional information as to the details of our collaboration with financial institution partners, see "Business—Our Financial Institution Partners."

Ability to Compete Effectively

        We compete for both customers and financial institution partners with a variety of players in the consumer finance industry, ranging from traditional financial institutions to emerging online finance providers and marketplaces. We must compete effectively in order to grow our mobile platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Credit Performance Data

Delinquency rate by balance

        As of December 31, 2016 and 2017 and March 31, 2018, the M3+ delinquency rate by balance of credit card balance transfer and cash advance facilitated by us was 0.42%, 0.82% and 1.20%, respectively. The increase in the M3+ delinquency rate by balance was primarily driven by the changes in our loan facilitation volume. The M3+ delinquency rate by balance is defined as the total outstanding balance for all loans (covering all vintages) of a customer for which any installment repayment is over 90 calendar days past due as of a particular date, divided by the total outstanding balance of all loans (covering all vintages). Credit loans and loan that have been charged-off are not included in the calculation. In 2016, as we were at an early stage of our business and had just begun facilitating loans, the proportion of loans in more recent vintages (and therefore with comparatively less delinquent loans due to their younger vintage) was higher as a percentage of total loans outstanding, resulting in a lower M3+ delinquency rate. In 2017 and the three months ending March 31, 2018, our operations grew and our total loans outstanding increased, resulting in a decrease in the proportion of loans in more recent vintages as a percentage of our total loans outstanding, which led to a higher M3+ delinquency rate.

        We expect that, as our operations achieve a certain scale, the vintage makeup of our total loans outstanding will stabilize and, as a result, our M3+ delinquency rate will experience less fluctuation. We have presented the delinquency rate by vintage below to illustrate the delinquency rate without the impact discussed above. As a result of recent regulatory changes, in particular the issuance of Circular 141, our delinquency has also been slightly impacted.

        As of December 31, 2016 and 2017 and March 31, 2018, the charge-off rate of credit card balance transfer and cash advance facilitated by us was 0.04%, 1.07% and 1.49%, respectively. Since the charge-off rate is defined as the total loan principal for all loans of a customer for which any installment repayment is over 210 calendar days past due as of a particular date, divided by the total outstanding balance of all loans assuming that no loans are charged off, we would expect the charge-off rate to gradually increase over time. This is because the total loan principal for all loans of a customer for which any installment repayment is over 210 calendar days past due will accumulate over time and increase as our loan facilitation volume increases, while the total outstanding balance of all loans will increase as we facilitate more loans but at the same time also decrease as the loans are repaid.

Delinquency rate by vintage

        The following charts show the historical M3+ delinquency rate by vintage for credit card balance transfer and cash advance facilitated through our platform as of March 31, 2018.(1)

M3+ delinquency rate by vintage of credit card balance transfer and cash advance

(1)
The delinquency rate by vintage is presented on an M3+ basis, which means that only loans that are more than 90 calendar days (equal to three months on book) past due within a particular vintage are taken into consideration. As a result, the charts shown begin on the 4th Month on Book. Between the 4th Month on Book and 15th Month on Book, as shown on the charts, there are 12 months, which corresponds to the maximum loan term of the credit services facilitated by us. For example, for a loan with a tenor of 12 months facilitated in March 2017 which would be included in the vintage curve of 1Q2017, it would take until June 2018 to show if it is M3+ delinquent, and June 2018 corresponds to the 15th month on book for the vintage curve of 1Q2017.

 M3+ delinquency rate by vintage of credit card balance transfer

M3+ delinquency rate by vintage of cash advance

Key Components of Results of Operations

Net operating revenue

        The following table sets forth the breakdown of our net operating revenue, both in absolute amounts and as a percentage of our net operating revenue, for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
Loan facilitation service fees	31,644	59.7	86,439	13,780	35.9	12,251	36.7	53,823	8,581	56.5
Post-facilitation management service fees	3,843	7.2	16,073	2,562	6.7	2,415	7.2	4,788	763	5.0
Financial guarantee income	5,658	10.7	43,284	6,900	18.0	5,645	16.9	9,553	1,523	10.0
Recommendation fees	11,072	20.9	87,434	13,939	36.4	12,420	37.2	24,648	3,929	25.9
Other revenue	567	1.1	2,318	370	0.9	342	1.0	877	140	0.9
Net interest income:
Interest income from convertible loans	—	—	—	—	—	—	—	65	10.4	0.1
Interest income from short-term investments	237	0.4	610	97.2	0.3	300	0.9	4	0.6	0.0
Interest income from loan receivable	—	—	56,540	9,014	23.5	—	—	44,673	7,122	46.9
Less: interest expense of funding debt	—	—	(37,296)	(5,946)	(15.5)	—	—	(26,786)	(4,270)	(28.1)
Sub-total	237	0.4	19,854	3,165	8.3	300	0.9	17,956	2,863	18.9
Less: Loan provision losses	—	—	(14,972)	(2,387)	(6.2)	—	—	(16,453)	(2,623)	(17.3)

Net operating revenue	53,021	100.0	240,430	38,330	100.0	33,373	100.0	95,192	15,176	100.0

        Our net operating revenue is composed of loan facilitation service fees, post-facilitation management service fees, financial guarantee income, recommendation fees, other revenue and net interest income, less loan provision losses.

  Loan facilitation service fees, post-facilitation management service fees and financial guarantee income

        At the inception of a loan, we calculate fees for each of facilitating loan origination and for providing ongoing monthly services. Loan facilitation service fees represent loan facilitation fees earned from institutional funding partners for facilitating loan origination, including referring users and providing transaction solutions. Post-facilitation management service fees represent service fees earned from account management services and collection services. In the case of loans facilitated under the third-party guarantee and direct guarantee facilitation models, we also provide guarantee services to financial institution partners from which we receive additional financial guarantee income. Financial guarantee income represents income received from guarantees provided, directly or indirectly, by us to cover any loss suffered by institutional funding partners when the customers default, under our third-party guarantee and direct guarantee facilitation models. For each of these fees, we estimate a standalone selling price for each of them based on an expected cost plus a margin approach. A portion of the total fees are first allocated to guarantee according to ASC 460 based on its fair value, and the remainder is then allocated to the loan facilitation and post-facilitation management services based on their relative fair values.

        We collect the entire amount of these fees as one combined service fee from our financial institution partners for our credit services, including credit card balance transfer, cash advance and credit loans. For credit card balance transfer and cash advance, such service fee is typically set as the difference between the interest paid by the customers and a fixed rate of return to the financial institutions. For credit loans, such service fee is typically set as the aggregate amount of a fixed percentage of interest paid by the customers and part of the service fee is contingent on the credit performance of the loan meeting pre-agreed requirements. Currently, we do not charge our customers any fees.

        See "—Critical Accounting Policies, Judgments and Estimates—Revenue recognition" for further information.

  Recommendation fees

        Recommendation fees represent fees earned from third-party financial service providers for our recommendation services, including online credit service providers, credit card issuers, insurance companies, wealth management providers and others. Recommendation fees for credit services are charged in one of the following manners: (i) on a per-action basis, where action is typically defined as a click-through to the third-party platform or a completed application, and (ii) at a fixed percentage of the principal amount of loans approved by third-party financial service providers which are providing credit-related services plus a variable service fee. Recommendation fees for credit card applications are charged on a per-success basis, where the success is typically defined as the issuance of a credit card. Recommendation fees for insurance products are charged either at a fixed amount for each customer recommended to the third-party platform, or at a fixed percentage of the insurance premium paid by the customers. Recommendation fees for wealth management products are charged at a fixed percentage of the assets under management of the investment options. We do not take any credit risk for our recommendation services.

        The following table sets forth the breakdown of our recommendation fees into fees from credit-related and non-credit recommendation services, in absolute terms and as a percentage of total recommendation fees, for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
Recommendation fees
Credit-related	11,072	100.0	76,012	12,118	86.9	12,104	97.6	18,435	2,939	74.8
Non-credit	—	—	11,422	1,821	13.1	315	2.5	6,213	990	25.2

Total	11,072	100.0	87,434	13,939	100.0	12,420	100.0	24,648	3,929	100.0

  Other revenue

        Other revenues include the overdue payment charges paid by customers.

  Net interest income

        Net interest income represents interest income, net of interest expense, received by trusts we establish in collaboration with trust companies. Interest income represents the income generated by interest charged for loans extended by such consolidated trusts to our customers, and interest income from short-term wealth management products. Interest expense represents payments to the investors of such consolidated trusts who have subscribed to the senior tranches of the trusts in exchange for a fixed rate of return on the investors' investment.

        We are considered as a primary beneficiary of such trusts and have consolidated the assets, liabilities, results of operations and cash flows of such trusts, as we direct the activities of these trusts and also have the right to receive benefits and the obligation to absorb losses from the trusts. We hold a variable interest in such trusts as we are entitled to the residual profits in such trusts after paying the principal and the pre-agreed return to fund investors and have agreed to underwrite the loans by matching credit needs from our customers with funds of the trust. We also direct the activities of the trusts.

        Under the direct guarantee and third-party guarantee loan facilitation models with trusts, we may also subscribe to the subordinated tranches of the trusts with our own capital to provide an alternative form of guarantee to the trust investors subscribing to the senior tranches of the trusts and the trust companies establishing the trusts. No payments are made to the subordinated tranche until the senior tranche units are fully paid. The assets of the trusts can only be used to settle obligations of such trust.

  Loan provision losses

        Loan provision losses represent provisions made on loans originated by our consolidated trusts, net of reversals. We maintain an allowance for loan losses adequate to provide for losses that can be reasonably anticipated, which we evaluate on a quarterly basis based on a variety of factors. See "—Critical Accounting Policies, Judgments and Estimates—Net loan receivables and provision for loan losses."

Operating expenses

        Our operating expenses consist of facilitation and servicing expenses, sales and marketing expenses, general and administrative expenses and guarantee loss. The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total operating expenses:

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
Facilitation and servicing expenses	42,023	28.6	83,757	13,353	27.5	19,143	30.9	21,632	3,449	24.8
Guarantee loss	14,020	9.5	47,632	7,594	15.6	8,752	14.1	8,810	1,404	10.1
Sales and marketing expenses	50,285	34.2	97,873	15,603	32.2	16,709	26.9	35,741	5,698	41.0
General and administrative expenses	40,725	27.7	75,258	11,998	24.7	17,407	28.1	21,075	3,359	24.1

Total operating expenses	147,053	100.0	304,520	48,548	100.0	62,011	100.0	87,258	13,910	100.0

Facilitation and servicing expenses

        Our facilitation and servicing expenses consist of costs associated with performing risk pricing, payment processing, debt-collection service, customer service, data processing and data analysis and salaries and benefits of employees who assist in loan facilitation.

Guarantee loss

        For each loan we facilitate where we provide a guarantee to our financial institution partners under our direct guarantee facilitation model and where a third-party provides a guarantee to our financial institution partners under our third-party guarantee facilitation model, we record the fair value of such guarantee liability at loan inception and recognize guarantee loss/income as needed. See "—Critical Accounting Policies, Judgments and Estimates—Financial guarantees."

Sales and marketing expenses

        Our sales and marketing expenses consists primarily of advertising and online marketing promotion expenses. The following table sets forth the breakdown of our sales and marketing expenses, in absolute terms and as a percentage of total sales and marketing expenses, for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
Sales and marketing expenses
Advertising and online marketing promotion	45,512	90.5	90,248	14,388	92.2	15,792	94.5	34,450	5,492	96.4
Staff cost	4,418	8.8	4,421	705	4.5	802	4.8	1,070	171	3.0
Branding	339	0.7	3,157	503	3.2	109	0.7	215	34	0.6
Depreciation	16	0.0	47	7	0.0	6	0.0	6	1	0.0
Total	50,285	100.0	97,873	15,603	100.0	16,709	100.0	35,741	5,698	100.0

General and administrative expenses

        Our general and administrative expenses consist primarily of research and development exepenses, salaries and benefits for general management, finance and administrative personnel, consulting fees, travel expenses, office and facilities expenses, information service expenses and other expenses. The following table sets forth the breakdown of our sales and marketing expenses, in absolute terms and as a percentage of total general and administrative expenses, for the periods presented:

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
General and administrative expenses
Research and development	18,628	45.7	30,630	4,883	40.7	4,907	28.2	7,767	1,238	36.9
Salary and benefits	11,636	28.6	19,432	3,098	25.9	3,139	18.0	4,748	757	22.5
Professional service fee	2,562	6.3	8,666	1,382	11.5	5,143	29.5	4,741	756	22.5
Travel expense	1,640	4.0	3,771	601	5.0	631	3.6	736	117.3	3.5
Office and facilities	3,087	7.6	5,499	877	7.3	2,044	11.7	2,572	410	12.2
Information service	1,339	3.3	3,461	552	4.6	753	4.3	189	30	0.9
Others	1,850	4.5	3,708	591	4.9	790	4.5	322	51	1.5
Total	40,742	100.0	75,168	11,984	100.0	17,407	100.0	21,075	3,360	100.0

Interest expense on convertible loans

        Interest expense on convertible loans represents accrued interest under a convertible loan with a principal amount of RMB100 million with compounding interest at 13% per year, extended to us in November 2017 under an investment agreement with a third-party investor. In May 2018, the holder of the convertible loan agreed to exercise its conversion option to convert the entire balance of the convertible loan into Series A-8 preferred shares. In addition, the holder paid an additional RMB100.0 million (US$15.9 million) in cash to exercise its warrants to subscribe for additional Series A-8 preferred shares.

Fair value change of derivatives

        Fair value change of derivatives represents changes in fair value of the warrant to subscribe additional preferred shares upon conversion of the convertible loan to preferred shares. We have adopted a discounted cash flow model to value the fair value of such component and make adjustment to its fair value at any given valuation date.

Changes in financial position

        As of December 31, 2017, our cash and cash equivalents was RMB70.3 million (US$11.2 million), representing an increase of RMB34.3 million (US$5.5 million) from RMB 36.0 million as of December 31, 2016. During 2017, we received proceeds of approximately RMB195.0 million (US$31.1 million) from issuance of ordinary shares, preferred shares and a convertible loan, which was partially offset by negative cash flows from operations of RMB99.3 million (US$15.8 million) and an increase in restricted cash by RMB69.8 million (US$11.1 million). The increase in restricted cash was a result of (i) an increase in cash received from financial institution partners or borrowers that have not yet been disbursed by our consolidated trusts of RMB45.9 million (US$7.3 million) attributed to cash repaid by borrowers to our consolidated trusts and (ii) an increase in security deposits set aside as requested by financial institution partners of RMB23.9 million (US$3.8 million), both of which are in line with the increase in loan facilitation volume in 2017.

        As of March 31, 2018, our cash and cash equivalents was RMB16.1 million (US$2.6 million), representing a decrease of RMB54.3 million (US$8.7 million) from RMB70.3 million (US$11.2 million) as of December 31, 2017 primarily due to an increase in restricted cash by RMB154.1 million (US$24.6 million), partially offset by positive cash flows from operations of RMB111.6 million (US$17.8 million). The increase in restricted cash was a result of an increase in cash received from financial institution partners or borrowers that have not yet been disbursed of RMB182.0 million (US$29.0 million) attributed to cash repaid to our consolidated trusts, partially offset by a decrease in security deposits set aside as requested by financial institution partners of RMB27.9 million (US$4.4 million), due to the change in the nature of the security deposit from being deposits set aside in accounts under our name (which we record as restricted cash) to accounts under the relevant financial institution partner's name (which we recorded as other assets).

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands.

Hong Kong

        Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

        Generally, our subsidiary, variable interest entities and their subsidiary in China, other than Samoyed Internet Finance, are subject to enterprise income tax on their taxable income in China at a rate of 25%. Samoyed Internet Finance qualified as a National High- and New-tech Enterprise and thus enjoyed a preferential income tax rate of 15% in 2016, 2017 and the three months ended March 31, 2018. The National High- and New-tech Enterprise qualification is re-assessed by the relevant authorities every three years. The current qualification held by Samoyed Internet Finance will expire on October 31, 2020. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        We are subject to VAT at a rate of 6% on the services we provide to our financial institution partners, third-party financial service providers and customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See "Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and pay any dividends to our shareholders."

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our net operating revenue for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the year ended December 31,					For the three months ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
						(unaudited)
Operating revenue:
Loan facilitation service fees	31,644	59.7	86,439	13,780	35.9	12,251	36.7	53,823	8,581	56.5
Post-facilitation management service fees	3,843	7.2	16,073	2,562	6.7	2,415	7.2	4,788	763	5.0
Financial guarantee income	5,658	10.7	43,284	6,900	18.0	5,645	16.9	9,553	1,523	10.0
Recommendation fees	11,072	20.9	87,434	13,939	36.4	12,420	37.2	24,648	3,929	25.9
Other revenue	567	1.1	2,318	370	0.9	342	1.0	877	140	0.9
Net interest income	237	0.4	19,854	3,165	8.3	300	0.9	17,956	2,863	18.9
Less: Loan provision losses	—	—	(14,972)	(2,387)	(6.2)	—	—	(16,453)	(2,623)	(17.3)

Net operating revenue	53,021	100.0	240,430	38,330	100.0	33,373	100.0	95,192	15,176	100.0

Operating expenses:
Facilitation and servicing expenses	(42,023)	(79.3)	(83,757)	(13,353)	(34.8)	(19,143)	(57.4)	(21,632)	(3,449)	(22.7)
Guarantee loss	(14,020)	(26.4)	(47,632)	(7,594)	(19.8)	(8,752)	(26.2)	(8,810)	(1,404)	(9.3)
Sales and marketing expenses	(50,285)	(94.8)	(97,873)	(15,603)	(40.7)	(16,709)	(50.1)	(35,741)	(5,698)	(37.5)
General and administrative expenses	(40,725)	(76.8)	(75,258)	(11,998)	(31.3)	(17,407)	(52.2)	(21,075)	(3,359)	(22.1)

Total operating expense	(147,053)	(277.3)	(304,520)	(48,548)	(126.6)	(62,011)	(185.8)	(87,258)	(13,910)	(91.7)
Other expenses:
Interest expense on convertible loans	—	—	(2,265)	(361)	(0.9)	—	—	(4,456)	(710)	(4.7)
Fair value change of derivatives	—	—	(684)	(109)	(0.3)	—	—	(2,145)	(342)	(2.3)

Loss before income tax expense	(94,032)	(177.3)	(67,039)	(10,688)	(27.9)	(28,638)	(85.8)	1,333	214	1.4
Income tax expense	—	—	—	—	—	—	—	—	—

Net loss	(94,032)	(177.3)	(67,039)	(10,688)	(27.9)	(28,638)	(85.8)	1,333	214	1.4
Accretion on convertible redeemable preferred shares to redemption value	(5,843)	(11.0)	(21,282)	(3,393)	(8.8)	(1,415)	(4.2)	(5,914)	(943)	(6.2)

Net loss attributable to ordinary shareholders	(99,875)	(188.3)	(88,321)	(14,080)	(36.7)	(30,053)	(90.1)	(4,581)	(729)	(4.8)

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Net Operating Revenue

        Net operating revenue increased by 185.2% from RMB33.4 million in the three months ended March 31, 2017 to RMB95.2 million (US$15.2 million) in the three months ended March 31, 2018.

  •
  Loan facilitation service fees, post-facilitation management service fees and financial guarantee income. The aggregated amount of loan facilitation service fees, post-facilitation management service fees and financial guarantee income increased by 236.0% from RMB20.3 million in the three months ended March 31, 2017 to RMB68.2 million (US$10.9 million) in the three months ended March 31, 2018. This growth was primarily driven by an increase in the volume of credit services facilitated by us (other than those facilitated through our consolidated trusts) from RMB1,270 million in the three months ended March 31, 2017 to RMB2,356 million (US$375.6 million) in the three months ended March 31, 2018, and to a lesser extent, an increase in service fee level as we started to facilitate credit loans in the fourth quarter of 2017, and we typically charge a higher rate of service fees for credit loans as compared to credit card balance transfer.

  •
  Recommendation fees.  Recommendation fees increased by 98.5% from RMB12.4 million in the three months ended March 31, 2017 to RMB24.6 million (US$3.9 million) in the three months ended March 31, 2018. This growth was attributed to an increase in credit-related recommendation fees of RMB6.3 million (US$1.0 million) in the three months ended March 31, 2018, representing an increase in 52.3% as compared to the three months ended March 31, 2017, and an increase in non-credit recommendation fees of RMB5.9 million (US$0.9 million) in the three months ended March 31, 2018, representing an increase in 1,872.4% as compared to the three months ended March 31, 2017. The increase in credit-related and non-credit recommendation fees was primarily driven by an increase in our recommendation service volume in the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. The increase in volume was primarily attributable to an increase in accumulated registered users as a result of an increase in our resources devoted to customer acquisition and continued efforts to increase the number of our recommendation service channels and optimize our recommendation service offerings. The increase in non-credit recommendation fees was also driven by our introduction of increasingly diversified non-credit recommendation services, such as insurance products, and partnerships with more third-party financial service providers for non-credit recommendation services.

  •
  Other revenue.  Other revenue increased by 156.4% from RMB0.3 million in the three months ended March 31, 2017 to RMB0.9 million (US$0.1 million) in the three months ended March 31, 2018, primarily as a result of the increase in the fees collected for late repayment of loans, which is in line with the growth in loan facilitation volume.

  •
  Net interest income.  Net interest income increased by 588.5% from RMB0.3 million in the three months ended March 31, 2017 to RMB18.0 million (US$2.9 million) in the three months ended March 31, 2018. This growth was primarily driven by us having started to facilitate loans through our consolidated trusts in the second quarter of 2017.

  •
  Loan provision losses.  We incurred loan provision losses of RMB16.5 million (US$2.6 million) in the three months ended March 31, 2018 in connection with credit services facilitated through trusts, which we began in the second quarter of 2017. See "Business—Our Financial Institution Partners—Cooperation Models with Financial Institutions" for further details.

Operating expenses

        Operating expenses increased by 40.8% from RMB62.0 million in the three months ended March 31, 2017 to RMB87.3 million (US$13.9 million) in the three months ended March 31, 2018, primarily as a result of an increase in sales and marketing expenses.

        Facilitation and servicing.    Facilitation and servicing expenses increased by 13.1% from RMB19.1 million in the three months ended March 31, 2017 to RMB21.6 million (US$3.4 million) in the three months ended March 31, 2018. The increase was primarily attributable to a RMB3.0 million (US$0.5 million) increase in collection expenses, in line with the growth in our loan facilitation volume and loans outstanding; partially offset by a RMB0.9 million (US$0.1 million) decrease in data processing and analysis expenses as we have begun to cooperate with new financial institution partners who bore the data processing and analysis expenses under our cooperation agreements with them.

        Guarantee loss.    Guarantee loss increased by 0.7% from RMB8.75 million in the three months ended March 31, 2017 to RMB8.81 million (US$1.40 million) in the three months ended March 31, 2018. The increase was in line with the increase in loan facilitation volume under our third-party and direct guarantee loan facilitation models in the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. We recognized additional contingent guarantee liability subsequent to initial recognition of RMB8.81 million for the three months ended March 31, 2018, as a result of (i) changes in our guarantee liability balance associated with loans facilitated under our direct and third-party guarantee loan facilitation model (excluding those facilitated through our consolidated trusts) and (ii) changes in the actual risk performance of loans facilitated by us under our direct and third-party guarantee loan facilitation models. For more details on how we record guarantee loss, see "Critical Accounting Policies, Judgment and Estimates—Financial Guarantee."

        Sales and marketing.    Sales and marketing expenses increased by 113.9% from RMB16.7 million in the three months ended March 31, 2017 to RMB35.7 million (US$5.7 million) in the three months ended March 31, 2018, representing an increase of 118.1% in advertising and online marketing expenses in connection with enhanced marketing efforts to acquire customers by expanding our marketing channels. Our staff cost increased by 33.4% from RMB0.8 million in the three months ended March 31, 2017 to RMB1.1 million (US$0.2 million) in the three months ended March 31, 2018 due to increased hiring of sales and marketing personnel. Our branding expenses increased by 97.2% from RMB0.1 million in the three months ended March 31, 2017 to RMB0.2 million (US$0.03 million) in the three months ended March 31, 2018 due to increased marketing activities relating to brand improvement.

        General and administrative.    General and administrative expenses increased by 21.1% from RMB17.4 million in the three months ended March 31, 2017 to RMB21.1 million (US$3.4 million) in the three months ended March 31, 2018. The increase was primarily attributable to (i) a RMB2.9 million (US$0.5 million) increase in research and development expenses as a result of an increase in salaries and personnel-related costs relating to research and development personnel, (ii) a RMB1.6 million (US$0.3 million) increase in salaries and personnel-related costs relating to non-research and development personnel as a result of an increase in the number and average salary of general and administrative personnel, and (iii) a RMB0.1 million (US$0.02 million) increase in travel expenses and a RMB0.5 million (US$0.1 million) increase in office and facilities expenses, both of which are in line with the increase in the number of personnel we hired in the three months ended March 31, 2018.

Other expenses

        We recognized interest expenses of RMB4.5 million (US$0.7 million) in the three months ended March 31, 2018 in connection with a convertible loan we issued to a third-party investor in November 2017 with a principal amount of RMB100.0 million (US$15.9 million).

        We recognized an increase in fair value of derivatives of RMB2.1 million (US$0.3 million) in the three months ended March 31, 2018 in connection with the fair value of a warrant we granted to the lender of the convertible loans to subscribe for up to RMB100.0 million (US$15.9 million) in our preferred shares upon conversion of the convertible loan into preferred shares. We use a discounted cash flow model to estimate the fair value of such warrant and record changes in the fair value in our results of operations. Key inputs used in the fair value measurements include weighted average cost of capital and expected growth rate, which are determined by our historical growth rate and adjusted by inputs that other market participants would use.

Income tax expense

        We did not incur any income tax expense in the three months ended March 31, 2017 and 2018, as a result of our loss before income tax expense in both periods.

Net (loss)/profit

        As a result of the foregoing, we recorded a net loss of RMB28.6 million in the three months ended March 31, 2017 and a net profit of RMB1.3 million (US$0.2 million) in the three months ended March 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Operating Revenue

        Net operating revenue increased by 353.5% from RMB53.0 million in 2016 to RMB240.4 million (US$38.3 million) in 2017.

  •
  Loan facilitation service fees, post-facilitation management service fees and financial guarantee income.  The aggregated amount of loan facilitation service fees, post-facilitation management service fees and financial guarantee income increased by 254.3% from RMB41.1 million in 2016 to RMB145.8 million (US$23.2 million) in 2017. This growth was primarily driven by an increase in the volume of credit services facilitated by us (other than those facilitated through our consolidated trusts) from RMB2,767 million in 2016 to RMB5,462 million (US$870.8 million) in 2017, and to a lesser extent, an increase in service fee level as we started to facilitate cash advance in the fourth quarter of 2016 and credit loans in the fourth quarter of 2017, and we typically charge a higher rate of service fees for these services as compared to credit card balance transfer. Our loan facilitation service fees from credit card balance transfer increased from RMB31.3 million in 2016 to RMB37.9 million (US$6.0 million) in 2017, commensurate with the increase in loan facilitation volume for credit card balance transfer (excluding loans that were facilitated through our consolidated trusts) from RMB2,749 million in 2016 to RMB3,584 million in 2017.

  •
  Recommendation fees.  Recommendation fees increased by 689.7% from RMB11.1 million in 2016 to RMB87.4 million (US$13.9 million) in 2017. This growth was primarily because we only launched our recommendation services in the third quarter of 2016, and had only recorded less than six months of recommendation fees in 2016. This growth also represented a result of an increase in resources devoted to customer acquisition and rapid expansion of credit-related recommendation service channels, which resulted in an increase in 586.5% increase in our recommendation fees from credit-related recommendation services, from RMB11.1 million in 2016 to RMB76.0 million (US$12.1 million) in 2017. We also began recommending non-credit financial services, which contributed RMB11.4 million (US$1.8 million) of recommendation fees in 2017.

  •
  Other revenue.  Other revenue increased by 308.8% from RMB0.6 million in 2016 to RMB2.3 million (US$0.4 million) in 2017, primarily as a result of the increase in the fees collected for late repayment of loans, which is in line with the growth in loan facilitation volume.

  •
  Net interest income.  We had net interest income of RMB19.9 million (US$3.2 million) in 2017, because we started to facilitate credit services through trusts established in collaboration with trust companies in 2017.

  •
  Loan provision losses.  We incurred loan provision losses of RMB15.0 million (US$2.4 million) in 2017 in connection with credit services facilitated through trusts. In 2017, the volume of credit services facilitated through trusts amounted to RMB2,202 million (US$351.1 million), substantially all of which relate to credit card balance transfer. See "Business—Our Financial Institution Partners—Cooperation Models with Financial Institutions" for further details.

Operating expenses

        Operating expenses increased by 107.1% from RMB147.1 million in 2016 to RMB304.5 million (US$48.5 million) in 2017 with increases in all four categories of operating expenses.

        Facilitation and servicing.    Facilitation and servicing expenses increased by 99.3% from RMB42.0 million in 2016 to RMB83.8 million (US$13.4 million) in 2017. The increase was primarily attributable to (i) a RMB12.4 million (US$2.0 million) increase in salaries and personnel-related costs as we increased the headcount and salary level of facilitation and servicing personnel; (ii) a RMB10.7 million (US$1.7 million) increase in collection expenses; (iii) a RMB7.7 million (US$1.2 million) increase in data processing and analysis expenses and (iv) a RMB3.9 million (US$0.6 million) increase in credit assessment and risk-based pricing expenses. These increases reflected the significant growth in the volume of credit facilitation and in loan servicing requirements.

        Guarantee loss.    Guarantee loss increased by 239.7% from RMB14.0 million in 2016 to RMB47.6 million (US$7.6 million) in 2017. The increase was in line with the increase in loan facilitation volume under our third-party and direct guarantee loan facilitation models in 2017. We recognized additional contingent guarantee liability subsequent to initial recognition of RMB47.6 million in 2017, as a result of (i) changes in our guarantee liability balance associated with loans facilitated under our direct and third-party guarantee loan facilitation model (excluding those facilitated through our consolidated trusts) and (ii) changes in the actual risk performance of loans facilitated by us under our direct and third-party guarantee loan facilitation models. For more details on how we record guarantee loss, see "Critical Accounting Policies, Judgment and Estimates—Financial Guarantee."

        Sales and marketing.    Sales and marketing expenses increased by 94.6% from RMB50.3 million in 2016 to RMB97.9 million (US$15.6 million) in 2017. This increase was primarily attributable to an increase of RMB44.7 million, representing an increase of 98.3% in advertising and online marketing expenses in connection with enhanced marketing efforts to acquire customers by continuing to expand our marketing channels for our recommendation services, in particular our non-credit recommendation services which we introduced in 2017. Our branding expenses increased by 731.3% from RMB0.3 million in 2016 to RMB3.2 million (US$0.5 million) in 2017 due to increased marketing activities relating to brand improvement.

        General and administrative.    General and administrative expenses increased by 84.8% from RMB40.7 million in 2016 to RMB75.3 million (US$12.0 million) in 2017. The increase was primarily attributable to (i) a RMB12.0 million (US$1.9 million) increase in research and development expenses as a result of an increase in (a) salaries and personnel-related costs for research and development personnel and (b) expenses in connection with the establishment of an artificial intelligence and data security department, (ii) a RMB7.8 million (US$1.2 million) increase in salaries and personnel-related costs relating to non-research and development personnel as a result of an increase in the number and average salary of general and administrative personnel, in particular personnel responsible for risk management, user experience and operations, (iii) a RMB6.1 million (US$1.0 million) increase in professional service fees as a result of an increase in financial consultant fees in 2017 and (iv) a RMB2.1 million (US$0.3 million) increase in travel expenses and a RMB2.4 million (US$0.4 million) increase in office and facilities expenses, both of which are in line with the increase in the number of personnel we hired in 2017.

Other expenses

        We recognized interest expenses of RMB2.3 million (US$0.4 million) in 2017 in connection with a convertible loan we issued to a third-party investor in November 2017 with a principal amount of RMB100.0 million (US$15.9 million).

        We recognized an increase in fair value of derivatives of RMB0.7 million (US$0.1 million) in 2017 in connection with the fair value of a warrant we granted to the lender of the convertible loans to subscribe for up to RMB100.0 million (US$15.9 million) in our preferred shares upon conversion of the convertible loan into preferred shares.

Income tax expense

        We did not incur any income tax expense in 2016 and 2017, as a result of our loss before income tax expense in both periods.

Net loss

        As a result of the foregoing, we recorded a net loss of RMB94.0 million and RMB67.0 million (US$10.7 million) in 2016 and 2017, respectively.

Liquidity and Capital Resources

        To date, we have financed our operations primarily through the issuance of preferred shares in private placement and the issuance of convertible loans. As of December 31, 2016 and 2017 and March 31, 2018, we had RMB36.0 million, RMB70.3 million (US$11.2 million) and RMB16.1 million (US$2.6 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        In 2016, we received proceeds of RMB38.4 million from the issuance of preferred shares of Samoyed Internet Finance, one of our consolidated variable interest entities, and RMB141.8 million from the issuance of mezzanine equity in the form of preferred shares of Samoyed Internet Finance.

        In 2017, we received proceeds of RMB20.0 million from the issuance of preferred shares of Samoyed Internet Finance and RMB65.0 million from the issuance of mezzanine equity in the form of preferred shares of Samoyed Internet Finance.

        As part of the Restructuring in April 2018, we issued redeemable convertible preferred shares to certain holders of such preferred shares in Samoyed Internet Finance. For a description of the terms of the redeemable convertible preferred shares we issued as part of the Restructuring, see "Description of Share Capital—Warrants and Preferred Shares."

        In November 2017, Samoyed Internet Finance entered into an investment agreement with a third-party investor to issue a convertible loan with a principal amount of RMB100.0 million (US$15.9 million) with a compound interest of 13% per year, maturing one year after the issuance date. Pursuant to the investment agreement, the holder of the convertible loan may (i) convert all or part of the outstanding principal of the loan into preferred shares of our company, or (ii) if the Restructuring is not completed within one year from the date of issuance, convert all or part of the outstanding principal into shares of Samoyed Internet Finance. The conversion price is determined based on a pre-money valuation of RMB1.25 billion (US$199.3 million). Upon conversion of the convertible loan into preferred shares of our company, the holder has a warrant to subscribe for up to RMB100.0 million (US$15.9 million) in preferred shares of our company, also based on a pre-money valuation of RMB1.25 billion (US$199.3 million). Upon maturity of the RMB100.0 million (US$15.9 million) convertible loan, if the conversion option has yet to be exercised, the holder has the option to extend the convertible loan by one more year and also subscribe for another RMB100.0 million (US$15.9 million) of convertible loan, with the same conversion term and conversion price as the first RMB100.0 million (US$15.9 million) convertible loan. In May 2018, the holder of the convertible loan agreed to exercise its conversion option to convert the entire balance of the convertible loan into Series A-8 preferred shares. In addition, the holder paid an additional RMB100.0 million (US$15.9 million) in cash to exercise its warrants to subscribe for additional Series A-8 preferred shares. For a description of the terms of preferred shares, see "Description of Share Capital—Warrants and Preferred Shares."

        Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See "Corporate History and Structure."

        Substantially all of our future revenues are likely to continue to be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

Cash Flows

        The following table sets forth the movements of our cash flows for the periods presented:

	For the year ended December 31,			For the three months ended March 31,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
				(unaudited)
Net cash (used in)/provided by operating activities	(98,392)	(99,257)	(15,824)	(47,937)	108,105	17,234
Net cash (used in)/ provided by investing activities	(3,672)	390	62	(19,425)	(225)	(36)
Net cash (used in)/provided by financing activities	184,500	203,000	32,363	45,000	(8,000)	(1,275)

Net (decrease in)/increase in cash and cash equivalents	82,436	104,133	16,601	(22,362)	99,880	15,923
Total cash and cash equivalents and restricted cash at beginning of the period	10,309	92,745	14,786	92,746	196,878	31,387

Total cash and cash equivalents and restricted cash at end of the period	92,745	196,878	31,387	70,384	296,758	47,310

Operating Activities

        Net cash provided by operating activities was RMB108.1 million (US$17.2 million) in the three months ended March 31, 2018. In the three months ended March 31, 2018, the difference between our net cash provided by operating activities and our net profit of RMB1.3 million (US$0.2 million) resulted primarily from provision for loan losses of RMB16.5 million (US$2.6 million) and guarantee loss of RMB8.8 million (US$1.4 million) and changes in certain working capital accounts. Change in the working capital accounts mainly included a decrease in loan receivables RMB151.7 million (US$24.2 million), partially offset by an increase in contract assets of RMB37.7 million (US$6.0 million) and an increase in prepaid expenses and other assets of RMB22.3 million (US$3.6 million). The decrease in loan receivables was mainly attributable to repayments by customers to our consolidated trusts. The increase in contract assets mainly related to an increase in guarantee liability, which was in line with the increase in the transaction volume under the third-party guarantee loan facilitation model, partially offset by a decrease in the transaction volume under the direct guarantee loan facilitation model. The increase in prepaid expenses and other assets was mainly attributable to increase in security deposit we have set aside as requested by certain of our financial institution partners held in the accounts under the relevant financial institution partner's name.

        Net cash used in operating activities was RMB99.3 million (US$15.8 million) in 2017. In 2017, the difference between our net cash used in operating activities and our net loss of RMB67.0 million (US$10.7 million) resulted primarily from guarantee loss of RMB47.6 million (US$7.6 million), provision for loan losses of RMB15.0 million (US$2.4 million) and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan receivable of RMB1,229.0 million (US$195.9 million), partially offset by an increase in funding debt of RMB1,249.8 million (US$199.2 million). The increases in loan receivable and funding debt were mainly attributable to our starting to facilitate credit services through consolidated trusts established in collaboration with trust companies in 2017.

        Net cash used in operating activities was RMB98.4 million (US$15.7 million) in 2016. In 2016, the difference between our net cash used in operating activities and our net loss of RMB94.0 million (US$15.0 million) resulted primarily from guarantee loss of RMB14.0 million (US$2.2 million) and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in contract assets of RMB30.5 million (US$4.9 million), partially offset by an increase in account payables of RMB13.3 million (US$2.1 million) and an increase in payroll and welfare payable of RMB10.4 million (US$1.7 million). The increase in contract assets mainly related to an increase in guarantee liability, which was in line with the increase in the transaction volume under third-party and direct guarantee loan facilitation models.

Investing Activities

        Net cash used in investing activities was RMB0.2 million (US$0.03 million) in the three months ended March 31, 2018, which was primarily attributable to purchase of computer and electronic equipment.

        Net cash provided by investing activities was RMB0.4 million (US$0.1 million) in 2017, which was attributable to the RMB5.0 million (US$0.8 million) proceeds we received from short-term investments associated with the sale of certain wealth management products, partially offset by cash used for purchase of property, equipment and software of RMB4.6 million (US$0.7 million).

        Net cash used in investing activities was RMB3.7 million (US$0.6 million) in 2016, which was attributable to cash used for purchase of property, equipment and software of RMB2.7 million (US$0.4 million) and a RMB1.0 million (US$0.2 million) purchase of wealth management products.

Financing Activities

        Net cash used in financing activities was RMB8.0 million (US$1.3 million) in the three months ended March 31, 2018, which was attributable to the repayment of a related party loan in January 2018. See "Related Party Transactions—Transactions with Shenzhen Tanglin."

        Net cash provided by financing activities was RMB203.0 million (US$32.4 million) in 2017, which was attributable to proceeds from issuances of convertible loans of RMB100.0 million (US$15.9 million), mezzanine equity of RMB65.0 million (US$10.4 million) in connection with certain redeemable Series A preferred shares, and ordinary shares of RMB30.0 million (US$4.8 million), and proceeds from a related-party loan provided by Shenzhen Tanglin. See "Related Party Transactions—Transactions with Shenzhen Tanglin."

        Net cash provided by financing activities was RMB184.5 million (US$29.4 million) in 2016, which was attributable to proceeds from issuances of mezzanine equity of RMB141.8 million (US$22.6 million) in connection with certain redeemable Series A preferred shares, and ordinary shares of RMB42.7 million (US$6.8 million).

Capital Expenditures

        We made capital expenditures of RMB3.0 million, RMB4.6 million (US$0.7 million) and RMB0.2 million (US$0.03 million) in 2016, 2017 and the three months ended March 31, 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of March 31, 2018:

	Total		Less than 1 year		1 - 3 years		3 - 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	8,496	1,354	3,691	588	4,805	766	—	—	—	—

        Operating lease obligations relate to leases for our office premises.

        Other than as shown above, we did not have any significant capital or other commitments, long-term obligations or guarantees as of March 31, 2018.

Off-Balance Sheet Arrangements

        We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from customers and distributions to certain financial institution partners. In certain cases, we are obligated to compensate the financial institution partners for the principal and interest repayment of loans in the event of a customer default. Therefore, we effectively provide guarantees to those funding partners against the credit risk and prepayment risk. See "—Critical Accounting Policies—Financial guarantee."

Holding Company Structure

        Samoyed Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIEs and their subsidiaries in China. As a result, Samoyed Holding Limited's ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

        Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and December 2017 were increases of 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        Our revenues and expenses are mainly denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

        The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People's Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People's Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$                 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.2726 for US$1.00 as of March 30, 2018 to a rate of RMB                 to US$1.00, will result in an increase of RMB                  million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.2726 for US$1.00 as of March 30, 2018 to a rate of RMB                to US$1.00, will result in a decrease of RMB               million in our net proceeds from this offering.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See "Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect the amount of transactions facilitated by us and cost of capital for funds provided to customers."

        After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

        We engage primarily in operating an online consumer finance company which facilitates loans for borrowers and financial institution partners. We determined that we are not the legal lender and legal borrower in the loan facilitation and post facilitation management processes. Therefore, we do not record loans receivable and payable arising from the loans between financial institution partners and borrowers. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of our activities and is recorded net of value-added tax ("VAT"). The two performance obligations are loan facilitation services and post-facilitation management services (e.g. cash processing and collection services).

        Revenue recognition policies for each type of service are discussed as follows:

Loans facilitation and post-facilitation management

        We charge fees for facilitating loan origination (covering matching of financial institution partners to borrowers and facilitating the execution of loan agreement between financial institution partners and borrowers), providing ongoing monthly services (covering account management services and collection services) and guarantee services to investors (covering the loss suffered by the financial institution partners in case when borrowers default). We determine the fees relating to loan facilitation, post-facilitation management services and guarantee services as one combined fee and collect such fees over the term of the loan. A portion of the total fees are first allocated to guarantee according to ASC 460 based on its fair value, and the remainder is then allocated to the loan facilitation and post-facilitation management services based on their relative fair values.

        On each scheduled repayment date (typically on a monthly basis), the borrowers would repay the financial institution partners directly the scheduled repayment amount, which includes our service fees for loan facilitation and post facilitation service as well as fees for the guarantee, where applicable. On a monthly basis, the financial institution partners would remit our services fees and guarantee fees, where applicable, received from borrowers for that month to us. We do not charge our customers service fees directly.

        We consider loan facilitation and post-facilitation management as two distinct performance obligations. Although we do not sell these services separately, we estimate the standalone selling price of each of these services using the "expected cost plus a margin" approach. Thus, all fees are allocated between loan facilitation and post-facilitation. In making such allocation, we consider the cost related to such services, profit margin, customer demand, effect of competition on services, default histories of the borrowers and other market factors. The fees allocated to loan facilitation are recognized as revenue upon execution of loan agreements between our financial institution partners and borrowers; the fees allocated to post-facilitation management services are recognized over the period of the loan.

Recommendation services

        We provide recommendation services by referring users to other third-party financial services providers for financial services, such as applications of credit cards, insurance packages and other financial services. These fees are recognized when we have fulfilled our performance obligation, for example, when the application has been completed, and are classified within recommendation fees in the consolidated statement of comprehensive income/ (loss).

Other revenue

        We also receive variable fees which are contingent on future events, such as charges of overdue payments. These variable fees are not recognized until the uncertainty associated with the variable consideration is resolved, which is when the overdue charges are collected.

Net loan receivables and provision for loan losses

        Loans receivable represents loans originated by trusts we have established in collaboration with trust companies, which is due from borrowers. We are considered a primary beneficiary of such trust and consolidate such trust's assets, liabilities, results of operations and cash flows. We hold a variable interest in such trusts as we are entitled to the residual profit in such trusts and we have agreed to underwrite the loans. We have determined that this represents a variable interest in a variable interest entity. Since the trust only invests in loans facilitated by us, we have the power to direct the activities of the trust. We have the obligation to absorb losses and the right to receive benefits from the consolidated trusts that could potentially be significant to the consolidated trusts. We have the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects our best estimate of the amounts that will not be collected.

        The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

        We write-off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The Company considers that it is unlikely that a loan receivable balance will be recoverable when it is overdue for more than 210 calendar days. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

Financial guarantee

        For the loans facilitated through our mobile application where we provide a guarantee to our financial institution partners, we are only obligated to provide payments to the guaranteed party solely in the event of borrowers' default. Accordingly, we account for such guarantee liabilities in accordance with ASC Topic 460 and measured such at fair value at inception. The guarantee liabilities are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each loan facilitated between the borrower and our financial institution partners is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as we are released from the underlying risk, i.e. is the loan is repaid by the borrower or when the financial institution partner is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts, measured using the guidance in ASC Topic 450, Contingencies.

        Subsequent to initial recognition, the guarantee liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. We follow ASC 460-10-35-1 to reduce the non-contingent component of the guarantee liability systematically over the term of the loan. With respect to the contingent component, we continue to evaluate based on an estimate of probable payout.

        As the fees attributable to the guarantee are collected over the term of the loan, rather than at inception, a contract asset is recognized at loan inception at its fair value on a loan-by-loan basis. The fair value is estimated based on the attributable fees to be received over the term of the loan, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan. By taking into account the risk of default in the fair value estimate, the receivable we record is representative of what is deemed to be collectible. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the guarantee receivable. If the carrying amounts of the guarantee receivable exceed the expected collections, an impairment loss is recorded for the guarantee receivable not recoverable as guarantee loss.

        On a loan-by-loan basis, we determine the amount of fees attributable to the guarantee required from a borrower based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one "material weakness" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified related to our lack of sufficient accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to (i) formalize and carry out key controls over financial reporting, (ii) properly address complex accounting issues and (iii) prepare and review consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

        We have taken initiatives to improve our internal control over financial reporting to address the material weakness that have been identified, including hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function. We also plan to take other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manuals, establishing an internal audit function, providing relevant training to our accounting personnel and upgrading our financial reporting system to streamline monthly and year-end closings and integrate financial and operating reporting systems.

        However, we cannot assure you that we will complete implementation of these measures in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Recently Issued Accounting Standards

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which amends guidance related to certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. We do not expect the update will have significant impact on our financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The new standard is effective for interim and annual periods beginning after December 15, 2018 and early adoption is permitted. We have not early adopted this update and it will become effective on January 1, 2020. We are currently evaluating the impact of this guidance on our financial statements.

        In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective for fiscal years beginning after December 15, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a group recognizes an allowance based on the estimate of expected credit loss. We are currently evaluating the impact of this new guidance on our financial position, results of operations and cash flows.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business ("ASU 2017-01"), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. We are currently evaluating the impact of this guidance on our financial statements.

OUR INDUSTRY

        We are a leading online loan facilitator focused on operating in China's credit card repayment market, which is a subset of China's financial services market. Since no reliable third-party data is publicly available for the credit card repayment or financial services industries in China, we have engaged Oliver Wyman, a leading global management consulting firm, to prepare an industry report that analyzes these industries. All the information and data presented in this section has been derived from Oliver Wyman's industry report unless otherwise noted. Oliver Wyman has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. Although the following discussion describes historical growth and includes projections for expected future growth, such future growth may not occur at the rates that are projected or at all.

China's Financial Services Market for Millennials

        The consumption ability of people in China has been increasing rapidly. This growth in expenditure has been supported by increasing leverage on borrowing, evidenced by a CAGR of 27% in the outstanding balance of personal consumption loans in China from 2011 to 2017, which was significantly higher than the CAGR of 9% in China's real disposable income during the same period, marking a departure from the traditional impression that China is a savings-led society. This phenomenon has led to a rapid increase in China's personal debt-to-income ratio from 5.9% in 2011 to 18.1% in 2017. However, this ratio is still far behind that of the United States which reflects significant growth opportunity for China's personal lending market.

Personal Debt-to-Income Ratio(a)

(a)
All personal debt excluding mortgage and personal operating loan divided by personal income

Source: Oliver Wyman analysis

        Individuals born between 1980 and 1999, also known as millennials, prominently exhibit the above behavioral patterns in China, and, in particular, have the following characteristics:

  •
  Higher levels of education and more prevalent in white-collar occupations.  Millennials in China are more educated, with 47% of post-80s population in urban areas having a college or post-graduate degree as of 2015. Coupled with China's rapid economic growth, this higher level of education has also given rise to a young white-collar demographic, with over 70% of millennials employed in white-collar occupations (e.g. government/ political officials, specialists, clerical jobs and tertiary sector jobs) in urban areas in China as of 2015. The total number of white-collar population of the millennials in China is estimated to grow from 211 million as of 2017 (15% of the total population) to 343 million by 2022 (22% of the total population), representing a CAGR of 10%. The rapid growth of the millennial-white-collar population is primarily driven by increased levels of urbanization and millennials entering the workforce.

    Higher levels of education and white-collar occupation are expected to translate to better creditworthiness.

Millennial White Collar Population

Source: Oliver Wyman analysis

  •
  Higher spending propensity.  Millennials in urban areas are expected to become the key driving force of the consumption expenditure in China's fast-growing consumer market. Overall urban millennial spending in China increased at a CAGR of 16% from 2011 to 2016, significantly higher than the CAGR of 10% for the overall spending. Spending by urban millennials is expected to exceed spending by the rest of the population over the course of 2016 to 2021.

Annual Expenditure of Urban Population by Age

Source: Oliver Wyman analysis

  •
  Inadequate savings.  On average, 28% of millennials in China have either no savings or savings of less than 25% of their monthly income in 2017, indicating that a considerable portion of the cohort tends to spend more than they save.

  •
  Higher propensity to use financial service products.  Millennials have higher propensities to use financial service products and are more receptive to online channels for such products. Millennials represented approximately 70% of credit card users in China as of 2016 and over 70% of online wealth management users as of 2017.

  •
  Higher propensity to use online channels.  Purchasing financial products through online channels has been increasingly popular amongst the younger generations in China. In 2016, 44% of consumers who purchase wealth management products online are between the ages of 25 and 30. As the millennials progress through their life-stages, they will increasingly demand more financial products online.

        Millennials are expected to increase their demand for financial services, driven by their expectations of significant increases in income and investible assets. As millennials progress in their lives, they seek to become more financially independent and to build a better credit record, translating into higher demand for different financial services, especially through online channels. Based on the above drivers, it is expected that the prime population of millennials will continue to consume a sizable proportion of consumer financial services in China.

China's Credit Card Market

        The outstanding balance of China's personal credit market size, including home mortgages, auto loans, personal business operation loans, personal consumption loans and credit card loans, was estimated to be approximately RMB42.3 trillion (US$6.7 trillion) as of 2017, and is expected to increase to approximately RMB71.8 trillion (US$11.4 trillion) by 2022. In particular, the credit card loans market is expected to grow at a CAGR of 25% over the same period from RMB5.6 trillion (US$0.9 trillion) in 2017 to RMB16.7 trillion (US$2.7 trillion) in 2022 in terms of outstanding loan balance, being the fastest growing segment within the personal credit market.

Outstanding Balance of Personal Credit Market in China

Source: Oliver Wyman analysis

        The characteristics of China's credit card market are significantly different from that of the United States. In the United States, credit cards are prevalent, with approximately 66% of the adult population (defined as age 15 or above) holding credit cards as of 2017, as compared to 21% in China. In 2017, each person in the United States owned 2.0 credit cards on average compared to only 0.6 credit cards in China. As a result, owning a credit card in China is a good indicator of creditworthiness, whereas in the United States, credit card ownership has penetrated into almost all social and economic classes. Furthermore, due to low credit card penetration, there is still significant demand for cash advance in China.

        In addition, credit cards are more often perceived as a pure payment and transaction tool in China. Going forward, as more people use their credit card as a credit instrument, interest bearing assets are expected to constitute a larger percentage of total credit card outstanding balance. Interest-bearing balance (including revolving balance, installment payment and cash advances) is expected to increase from RMB2.0 trillion (US$318.8 billion) in 2017, representing 36% of total balance, to RMB7.9 trillion (US$1.3 trillion) in 2022, representing 47% of total balance.

 Outstanding Balance of Credit Card Market in China

Source: Oliver Wyman analysis

Credit card repayment market in China

        As China's credit card market grows, the concept of credit card repayment has risen in popularity. One can repay the outstanding credit card balance in several installments either directly through the issuing bank of the credit card, or through facilitators with funding from other sources, such as financial institutions aside from the issuing bank of the credit card or through peer-to-peer platforms. According to Oliver Wyman, among various credit card repayment channels, demand potential for repayment with APR≤18.25% through facilitators represents the fastest growth from RMB119 billion (US$19.0 billion) in 2017 to RMB1,053 billion (US$167.9 billion) by 2022, representing a CAGR of 55%.

Demand Potential of Different Repayment Channels for Credit Card Interest Bearing Balance in China

Source: Oliver Wyman analysis

        A number of key factors are critical to successfully operating in China's credit card repayment facilitation market, which include:

  •
  Technology-enabled risk management.  Credit card repayment facilitators focus more on building their risk management systems, since their business model requires accurate pricing of the credit of their customers. Technology has enabled these players to achieve a much higher asset quality than traditional banks. The average non-performing loan ratio was approximately 1.5% for banks, while it was well below 1% for the best practice of non-bank players, as of 2017.

  •
  Technology-enabled operations with high efficiency.  Credit card repayment facilitators are utilizing many methods to streamline and automate the loan origination process, and build up a scalable platform with strong operational leverage, in order to be able to enjoy the economy of scale in the long run.

  •
  Diversified funding sources.  Credit card repayment facilitators need to ensure that they have access to continuous funding to support their loan facilitation activities. Furthermore, they should be able to identify, not only more, but also low-cost sources of funding to offer more affordable and personalized products to customers. Leading players have also been able to cooperate with a number of banks, consumer finance companies and other financial institutions to diversify their funding channels therefore maintain flexibility in the evolving regulatory environment.

Competitive landscape

        Both issuing banks of credit cards and credit card repayment facilitators compete in the credit card repayment market. Within the credit card repayment facilitation market, there are a number of players in China, with the top five players (in terms of number of registered users as of 2017) being KaKaDai, Xiaoying Card Loan, Shengbei, Huanbei and Tinihuan, among which Shengbei ranked third. However, Shengbei is the only player focused on facilitating credit card balance transfer products with a weighted average APR lower than 18.25%, while other players have a large majority of their products priced at an APR above 18.25%.

Loan facilitator model in China

        The loan facilitator model has been adopted to address the pain points of customers that financial institutions have difficulties addressing. Under this model, loan facilitators act as service providers, typically online, to financial institutions such as banks, consumer finance companies and trust companies, and are involved in various operation areas, such as connecting and referring borrowers, performing certain risk assessment, pricing and servicing loans, etc. In exchange for these services, the loan facilitators charge the financial institutions a service fee.

        Loan facilitators can provide key value-add that enables financial institutions to address the pain points for their customers:

  •
  Cost efficient means to access broader customer base.  Financial institutions usually rely on offline branches and sales persons to approach and manage customers, many with geographic limits. They lack cost-efficient access to retail customers who require only small-sized loans, and therefore cannot generate enough revenue to cover high customer acquisition costs incurred. Loan facilitators enable financial institutions to break geographical barriers through acquiring customers online, while reducing customer acquisition costs.

  •
  Enhanced technological capability to improve risk management and operational efficiency.  Financial institutions in China have limited access to borrower information since only a small portion of the population have credit records in the PBOC database, which has limited their credit risk assessment capabilities to serve broader retail customers. Loan facilitators typically accumulate data from various sources, and leverage big data analytics and proprietary risk models that are tailor-made to conduct credit risk assessment for loan applicants, recommend credit decisions to financial institutions and further unlock revenue opportunities for them.

  •
  Empower transformation of financial institutions.  Through their technological capabilities, loan facilitators can assist financial institutions in breaking through their legacy technologies and processes, by encouraging them to move their customer acquisition model from brick-and-mortar to online, and helping them access broader retail loan assets efficiently. Through this transformation, financial institutions can reach profitability without the need to reach scale, within a shorter time and with lower costs.

Online financial product recommendation service providers in China

        With the rise in online financial services and products in China, financial product recommendation service providers are becoming an established option that allow customers to conveniently explore and access a wide range of different financial service products from third-parties. Certain service providers have customized recommendations based on data collected from the customers with their approval. These platforms generate revenues from fees charged to product providers when they refer customers them.

        The following factors are crucial to successfully operating in China's online financial product recommendation service provider market:

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  Breadth of products provided;

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  Large and diverse source of traffic with low customer acquisition cost;

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  Data and technology-driven customer analysis customers segmentation and offering strategy;

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  Efficient cross-selling and customized product recommendation; and

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  Ability to adapt to customer needs and to maintain customer base.

        While ecosystem-backed platforms are still leading in number of registered users in the financial product recommendation service provider market due to their advantage in existing Internet ecosystems, major independent financial product recommendation service providers have also reached a user base of significant scale. Their main recommendation products include consumer loans, credit cards, insurance and wealth management products.

BUSINESS

Our Mission

        Our mission is to be the most trusted lifetime financial partner to credit-proven millennials in China.

Our Value Propositions

        Our value to customers: Trusted, smart and affordable financial solutions.

        Our value to financial institution partners: Innovative technology solutions to gain access to and better serve credit-proven millennials across China.

Overview

        We are the only loan facilitator in China focused on facilitating credit card balance transfer products with a weighted average APR lower than 18.25%, the annual interest rate cap for credit cards set by the PRC regulators, according to Oliver Wyman. We also ranked third in terms of number of registered users as of 2017 among the credit card repayment facilitators in China, according to Oliver Wyman. We believe we are the first company to facilitate balance transfer products through a purely online platform in China.

        We are a leading financial technology service company in China redefining credit card experiences. We were established in 2015 by a group of well-respected veterans with extensive experience in China's consumer finance industry. We work with financial institutions to provide credit services to credit-proven millennials, who are existing credit card holders and have been approved by our credit assessment system for having prime credit. We believe our services represent smarter and more affordable financing alternatives for our customers. We also provide financial institutions with access to high-quality consumer finance assets with lower risk profiles than traditional bank installment assets, while enhancing their operational efficiency and risk management capabilities through our proprietary artificial intelligence-based technology solutions.

        We strategically focus on credit-proven millennials in China, especially individuals born in the 1980s and 1990s who already have a credit card, which comprises 80% of our customers with an approved credit line, as of March 31, 2018. Unlike in the United States, credit card penetration in China is still comparatively low, making credit-proven millennials who already have established credit history with banks a cohort with prime credit quality and low delinquency rates. They are well-educated and at an early stage of their career with high potential for income growth. They have strong consumption demand but need access to credit due to inadequate savings. They also care about their credit record, which generally reduces their delinquency rate. These characteristics drive millennials to demand more financial and credit services that are not only accessible but also offer a better user experience and lower costs, which traditional financial institutions have difficulties in providing. We address this demand by providing our customers with more flexible and affordable financing options. We also help traditional financial institutions overcome technological and geographical barriers to cost-effectively serve customers across China, without having to invest significant time and resources to attain sufficient scale to access high-quality low-risk assets. In 2017 and the three months ended March 31, 2018, the weighted average APR for our credit services was 17.0% and 20.3%, respectively. As a result, we have established a barrier of entry in the form of competitive pricing in the balance transfer product segment we serve by optimizing costs at every stage of our operations, including customer acquisition, funding, risk management, payment, collection and operations.

        We currently facilitate three credit services for our customers:

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  Credit card balance transfer—Our primary credit service is credit card balance transfer, which extends credit to finance our customers' repayment of their credit card bills. Credit card balance transfer represented 74.7% and 48.7% of our total loan facilitation volume in 2017 and the three months ended March 31, 2018. Credit card balance transfer services facilitated on our platform feature a principal amount ranging from RMB3,000 (US$478.3) to RMB30,000 (US$4,782.7) with a flexible term of three, six or 12 months, and a competitive effective APR ranging from 10.07% to 24.00% with a weighted average APR of 15.1% and 15.4% in 2017 and the three months ended March 31, 2018, respectively, which is lower than the APR offered by banks in China for similar products. We offer the lowest weighted average APR among credit card repayment facilitators in China, according to Oliver Wyman.

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  Cash advance—To complement our credit card balance transfer and to meet our customers' varied financial needs, we also offer cash advance which shares the credit line with credit card balance transfer. Our cash advance features a term of three, six or 12 months, and an effective APR ranging from 15.73% to 24.00% with a weighted average APR of 20.7% both in 2017 and the three months ended March 31 ,2018, which is lower than the APR offered by banks in China for similar products.

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  Credit loans—Our credit loans feature a term of 12 months and a larger principal amount between RMB20,000 (US$3,188.5) and RMB50,000 (US$7,971.2), and an effective APR ranging from 24.00% to 36.00% with a weighted average APR of 27.8% and 28.4% in 2017 and the three months ended March 31, 2018.

        The credit services we facilitate are provided primarily through our proprietary mobile application platform Shengbei, which provides our users with a superior streamlined user experience, processing substantially all loan applications instantaneously and disbursing any funds within approximately two minutes.

        We cooperate with financial institutions to facilitate loan transactions for our customers. We provide our financial institution partners with integrated technology-driven solutions across the entire credit transaction process. With these solutions, our partners can expand their customer base using our cost-efficient customer acquisition systems while obtaining improved and stable asset quality through our risk-management solutions. Our solutions provide our partners with immediate access to our customers and allocate assets according to financial institutions' different risk-return parameters. Despite our limited operating history in China's online consumer finance market, leveraging our track record of low delinquency rates, long-standing relationship and trust with our financial institution partners and our commitment to compliance, we are rapidly migrating to a non-guarantee loan facilitation model. Under this model, we facilitate loan transactions for financial institution partners for a service fee, without taking credit risk on transactions. This model enables collaborative risk management with financial institution partners and frees us from providing any guarantee in the form of risk reserve deposit, guarantee or insurance payment for any loan delinquencies. We have established partnerships with 16 financial institutions, including commercial banks, consumer finance companies, trust companies and microlending companies. We will continue to build up our financial institution partner base.

        We strategically optimize our customer acquisition channels to reach a broad customer audience, while maximizing the cost-effectiveness of our customer acquisition efforts. Our customer acquisition efforts have translated into a substantial increase in the number of users registered on our platform from 6.4 million as of December 31, 2016 to 17.0 million as of December 31, 2017, and further increased to 20.5 million as of March 31, 2018. We believe we are one of the few market players who are able to perform our credit assessment without needing historical customer behavioral data (such as shopping patterns on e-commerce platforms, etc.). This frees us from the need to accumulate behavioral data on customers for a period of time before being able to assess their credit. We believe this enhances the accuracy of our models and allows us to maintain asset quality, while reducing the susceptibility of our results to fraud. For customers that we acquire but who do not meet our credit assessment criteria, we provide tailored third-party credit-related recommendation services to them based on their credit assessment results. We also provide our customers with access to a variety of customized credit card offers, insurance products and wealth management products offered by third-party financial services providers. For our recommendation services, we do not take any credit risk and charge our third-party financial services providers a recommendation fee, which allows us to monetize our user traffic and effectively offset our customer acquisition costs.

        We have integrated advanced technologies in every aspect of our business operations, which has enabled us to effectively provide credit-proven millennials with a superior user experience and to work with financial institutions under a service model without taking credit risk. We have established a full matrix of proprietary technology systems we call "Seven Swords" that are applied across our entire business process, covering customer acquisition, fraud detection, credit assessment, post-facilitation management, cooperation with financial institutions and customer servicing. By processing and analyzing customer data aggregated during the whole transaction process, the "Euler" customer acquisition channel monitoring system enables us to continuously optimize our customer acquisition strategies, budgets and procedures by anticipating customer behaviors. Leveraging our artificial intelligence capabilities, we have distilled over 2,600 features from customer data and developed a comprehensive set of proprietary models, including our "Orion" anti-fraud model, our "DNA" credit scoring model, "LBSRM" geographical location model and "Alpha S" credit decision bot, all of which buttress our ability to offer enhanced risk management solutions to our financial institution partners.

        We have experienced robust growth since the commencement of our operations, as illustrated by the charts below:

Accumulated Registered Users	Average Number of Monthly Active Users

Number of Transactions	Loan Facilitation Volume

 Accumulated Active Borrowers

        Our net operating revenue increased from RMB53.0 million in 2016 to RMB240.4 million (US$38.3 million) in 2017, representing a 353.5% increase compared to our net operating revenue in 2016. Our net operating revenue increased from RMB33.4 million for the three months ended March 31, 2017 to RMB95.2 million (US$15.2 million) for the three months ended March 31, 2018, representing a 185.2% increase. Our net loss decreased from RMB94.0 million in 2016 to RMB67.0 million (US$10.7 million) in 2017, representing a 28.7% decrease compared to our net loss in 2016. Our net loss was RMB28.6 million for the three months ended March 31, 2017 and our net profit was RMB1.3 million (US$0.2 million) for the three months ended March 31, 2018.

Our Strengths

        We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

The lowest APR credit card balance transfer facilitator in China

        We are an industry leader in providing credit card balance transfer services in China. According to Oliver Wyman, we are the only loan facilitator in China focused on facilitating credit card balance transfer products with a weighted average APR of less than 18.25%, the annual interest rate cap for credit cards set by the PRC regulators. In 2017 and the three months ended March 31, 2018, the weighted average APR for credit card balance transfer facilitated by us was 15.1% and 15.4%, respectively. We offer the lowest weighted average APR among credit card repayment facilitators in China, according to Oliver Wyman. We also ranked third in terms of number of registered users as of 2017 among the credit card repayment facilitators in China, according to Oliver Wyman. Since inception, we have accumulated over 20.5 million registered users, and have established partnerships with 16 licensed financial institutions.

        We strategically focus on credit-proven millennials in China, who are existing credit card holders and meet our credit assessment criteria for having prime credit. They are already served by traditional financial institutions and have an established credit history. However, they may not have sufficient credit lines on their credit cards from the issuing bank, and any credit card repayment product offered by the issuing bank would still take up these credit lines. We provide these customers with a balance transfer credit service that frees up their credit lines at the credit card issuing bank by repaying their credit card outstanding balance in advance. In addition to seeking credit accessibility, they also desire a better user experience in terms of convenience and lower costs in the form of lower APR. By leveraging our technological capabilities, we are able to provide them with an enhanced user experience, while also assessing their credit accurately and efficiently. Therefore, by possessing strong technology capabilities to deliver a superior user experience, exceptional risk management and competitive pricing, we have established a barrier of entry in the balance transfer product segment we serve.

Experienced management team with exceptional industry knowhow

        Our founders, Mr. Lin, our Chairman, and Mr. Tang, our CEO, are well-respected veterans of China's credit card industry and possess unique insight on how best to serve China's credit-proven population, and complementary experience to meet the needs of China's financial institutions. Our founders' vision in serving China's credit-proven millennials is firmly entrenched in our corporate DNA. Our founders are pioneers in China's credit card and consumer finance sector and have almost two decades of experience in this industry. They were instrumental in building up China Merchants Bank ("CMB")'s credit card business, which has been considered as one of the best credit card businesses in China, and founding Merchants-Union Consumer Finance Co., Ltd. ("MUCFC"), a joint venture between China Merchants Bank and China Unicom, specializing in online consumer finance and considered to be one of the most successful consumer finance companies in China.

        Our core team has worked with our founders for an average of more than 10 years, covering all parts of our operations. Together with our founders, they experienced China's offline-to-online transformation and credit cycle in China at both CMB and MUCFC, where they applied a unique combination of traditional and innovative consumer finance approaches in data analytics and risk modeling, in particular, modeling using PBOC credit data and mobile carrier data. Our team includes employees who joined us from leading technology companies in China including Baidu, Alibaba and Tencent, instilling us with an "internet thinking" culture and strong technology capabilities. Our team's complementary background contributes to our efficient and inclusive corporate culture.

        Our visionary founders have acute business acumen and in-depth understanding of the regulatory environment. With this as our foundation, we have been committed to compliance since inception and have proactively established our business to anticipate and flexibly adapt to regulatory changes, while focusing on disciplined and sustainable growth to serve the long term success of our customers and financial institution partners.

Technology-enabled platform with proven results

        We conduct all of our businesses online. Our technology-driven platform allows us to serve our customers in the most cost-efficient manner, and enables us to be one of the few companies in our industry to deliver a comprehensive set of automated solutions to our financial institution partners, supporting the entire credit transaction process, including customer acquisition, risk management and post-transaction management. Our platform is supported by a full matrix of technology-driven systems we call "Seven Swords" that provides us with competitive advantages in stability, speed and scalability. To maintain our competitive advantage, we prioritize research and development. We are one of the few companies in our industry to have been awarded the National High- and New-tech Enterprise certification.

        We use technologies to acquire and serve customers in the most cost-efficient manner. Our proprietary systems monitor and analyze cost-effectiveness of each of our customer acquisition channels on a real-time basis, which allow us to continuously optimize our customer acquisition strategies by anticipating customer behavior. Currently, we process more than 80% of customer enquiries with our intelligent chatbot system.

        We have developed a comprehensive risk management system consisting of several proprietary modules. Our "Orion" anti-fraud model allows us to analyze both personal and device signatures and profiles customer social network based on their contact information, allowing us to effectively detect fraudulent applications. Our "DNA" credit scoring model and "LBSRM" geographical location model analyze personal information to effectively identify the most indicative variables and synthesize them with geographical information for credit scoring. We have developed a PBOC credit report analysis model that is placed in the system of our partners. The model can efficiently distill effective features from PBOC credit reports issued by the Credit Reference Center of the PBOC to make accurate credit evaluations.

        We believe we are one of the few market players who are able to perform our credit assessment without needing historical customer behavioral data (such as shopping patterns on e-commerce platforms, etc.). This frees us from the need to accumulate behavioral data on customers for a period of time before being able to assess their credit. We are able to sustainably provide prime credit quality assets to our financial institution partners based on our credit assessment. We do not rely on third-party generated credit scores and have established our own models and systems to utilize only raw data that is used by traditional financial institutions. We believe this enhances the accuracy of our models and allows us to maintain asset quality, while reducing the susceptibility of our results to fraud. Since inception to March 31, 2018, our credit approval rate was 4.9% based on accumulated registered users, and 9% based on loan applications received. As of March 31, 2018, 67% of our accumulated customers with a credit line have drawndown at least once.

        When our credit scoring models generate an inconclusive result, we use our "Alpha S" credit decision bot, which is trained with machine-learning technologies and is able to make fast automated credit decisions almost as precise as our top credit approval staffs. The loans approved by Alpha S attained a delinquency rate lower than the average deliquency rate of loans approved manually by our credit approval officers. For post-transaction management, we apply intellectualized collection by predicting customer credit performance in advance and adopting differentiated collection methods for different categories of delinquent transactions. In 2017, our M1+ collection rate was 45.7%. We have consistently achieved robust credit performance by widely applying artificial intelligence-driven systems, predicting delinquency accurately and adjusting customer credit approval strategies for different cohorts in a timely manner. As of December 31, 2017 and March 31, 2018, our M3+ delinquency rate by balance was 0.82% and 1.20%, respectively.

        We leverage technology to deliver superior operational efficiency while expanding our business rapidly. As a purely online business, we are able to operate effectively with approximately 250 employees. Our operating cost per transaction decreased from RMB178 in 2016 to RMB130 (US$20.8) in 2017 and was RMB138 (US$22.0) in the three months ended March 31, 2018, respectively, which allows us to maintain our position as the only loan facilitator focused on facilitating credit card balance transfer products with a weighted average APR of less than 18.25%.

Unique and efficient technology-based customer acquisition and retention model

        Our customers enjoy a superior user experience. We process loan applications for virtually all of our new customers almost instantaneously, and the loans that we facilitate offer more competitive weighted average APR than both bank credit card installment rates and APRs offered on other online consumer finance platforms, according to Oliver Wyman. All of our services are easily and conveniently accessible anytime and anywhere through our Shengbei flagship mobile application platform, which has built broad brand recognition and strong reputation among customers.

        We are able to efficiently acquire customers through a hierarchical matrix of customer acquisition channels, including application store search optimization, our Member-Get-Member program, display advertising, search engine marketing, and through collaborations with leading Chinese Internet technology conglomerates in joint modelling for precision marketing. Our "Euler" customer acquisition channel monitoring system enables us to dynamically balance between volume and cost in customer acquisition. Leveraging the system's assessment, our small customer acquisition team of less than ten members is able to flexibly adjust customer acquisition strategies across more than 500 channels to maximize customer acquisition volume while minimizing cost. Our powerful customer acquisition abilities are evidenced by a substantial increase in new customers. The number of registered users on our platform on a cumulative basis increased from 0.2 million as of December 31, 2015 to 17.0 million as of December 31, 2017, and further increased to 20.5 million as of March 31, 2018, while the number of monthly active users increased from approximately 82,000 in December 2015 to 2.7 million in December 2017, and further increased to 3.3 million in March 2018.

        Our efficient customer acquisition model allows our financial institution partners to access our customers without having to invest significant time and cost themselves to attain sufficient scale to access high-quality low-risk assets. With competitive APRs, our credit card balance transfer service has become a powerful gateway for customer acquisition at competitive costs. For users that we acquire but who do not meet our credit assessment criteria, we provide tailored third-party credit-related recommendation services based on their credit assessment results, which allows us to monetize our user traffic and effectively offset our customer acquisition costs. In addition, we provide non-credit recommendation services to our users, including credit card offers, insurance products and wealth management products offered by third-party financial services providers, to further enhance customer experience, increase customer engagement, facilitate cross-selling and diversify our monetization opportunities by serving customers' evolving lifetime financial service needs. Our unique customer acquisition and retention model allows us to maintain our high-volume customer acquisition strategy that covers a broad range of users across the Internet, which we can easily scale as our customer volume grows. We attribute the success of our credit-related recommendation services to our prime customer cohort, rigorous risk management system, and stringent approval rate. Thus the users who do not meet our credit assessment criteria have the potential to be qualified customers for other customer finance platforms. The success of our non-credit recommendation services is mainly attributed to our extensive and expanding network of third-party service providers and intimate understanding of our users' needs. Leveraging the above, we are able to act as a cost-effective customer acquisition partner and recommend customers of quality to our third-party financial service providers.

        We have successfully expanded our customer base and continue to maintain a deeply engaged relationship with our customers. We have developed a customer retention program, STAR, which focuses on tailoring our services to customer needs, making personalized recommendations to our users, monitoring our user and customer activity, and performing tests and analysis to make predictions of user and customer activity. Based on this program, we can precisely understand the credit needs of our users and customers and optimize our customer's repeat borrowing and activity through targeted marketing campaigns. Our customers' repeat borrowing ratio, which represents the number of customers who have successfully borrowed on our platform at least once as a percentage of the number of all monthly active users during the relevant period, has improved from 55.5% in 2016 to 74.5% in 2017 and further improved to 75.6% in the three months ended March 31, 2018. In 2016 and 2017 and the last twelve months ended March 31, 2018, our customers on average borrowed 2.6, 3.8 and 3.9 times on our platform, respectively. We continue to monitor our users and, once our users meet our credit assessment criteria, we provide incentives to them to reapply for loans on our platform. We believe this strategy allows us to continue to engage and retain our customers, obtain and track customer data and maximize monetization of our customer base.

Rapidly transitioning to asset-light service model with financial institution partners

        We have established cooperation relationships with a number of financial institution partners, including commercial banks, consumer finance companies, trust companies and microlending companies. Our technology solutions enable traditional financial institutions overcome technological and geographical barriers and serve customers across China cost-effectively, while broadening their customer reach. We also help financial institutions better address customer demands, while our technology and risk management expertise ensures stable and improved asset quality.

        Leveraging our track record of low delinquency rates, long-standing relationship and trust with our financial institution partners and our commitment to compliance, we are rapidly migrating to a non-guarantee loan facilitation model. Under this model, we facilitate loan transactions for financial institution partners for a service fee, without taking credit risk on transactions. This asset-light model enables collaborative risk management with financial institution partners and frees us from providing any guarantee in the form of risk reserve deposit, guarantee or insurance payment for any loan delinquencies. The outstanding principal balance of loans facilitated under this model increased from RMB527.3 million as of December 31, 2017 to RMB1,844.0 million (US$294.0 million) as of March 31, 2018, and approximately 50.8% of our transaction volume in the three months ending March 31, 2018 was structured under this model.

        Our solutions are highly customized and can efficiently integrate with the systems of our financial institution partners, which are technically complex. We have been successful in maintaining high connection efficiency, evidenced by completing system integration within approximately 26 business days on average in 2017. Our expertise in technology and in-depth understanding of financial institutions' system structure and risk appetite enables us to provide customized solutions for system integration. Through our efforts, we have established ourselves as among the most popular balance transfer players for financial institution partners in China, according to Oliver Wyman.

        Our close relationships with financial institutions have secured competitive funding costs for our customers in a rising interest rate environment, allowing us to maintain our competitiveness. Prior to 2017, we primarily operated under the direct guarantee loan facilitation model and our financial institution partners were not required to bear any credit risks, and such risks were not included in the funding cost. During this period we experienced a decrease in our funding cost, as evidenced by the average funding cost as offered to our customers by our financial institution partners decreasing from 9.6% in the three months ended December 31, 2016 to 8.2% in the same period in 2017. Beginning at the end of 2017, we began migrating to a non-guarantee loan facilitation model, whereby our financial institution partners would bear the credit risks associated with the loans facilitated by us under this model and we were no longer required to bear such risks through providing a guarantee. For loans facilitated under the non-guarantee loan facilitation model, our financial institution partners increased the corresponding funding costs to include costs associated with bearing such credit risks. In the three months ended March 31, 2018, the average funding cost as offered to our customers by our financial institution partners was 8.3% under our direct and third-party guarantee loan facilitation models and 12.5% under our non-guarantee loan facilitation model, respectively. Despite the increase in funding cost associated with certain of the loan facilitated by us, we believe that our funding cost remains competitive as we are no longer required to bear credit risks associated with such loans.

OUR STRATEGIES

        We intend to achieve our goals by pursuing the following strategies, which we will continue to refine as our business evolves:

Expand our customer base and enhance our brand recognition

        We seek to expand our credit-focused customer base and increase our penetration in China's credit-proven population by offering personalized products and services and implementing targeted marketing. We will continuously optimize customer acquisition channels by strategically deploying marketing initiatives to reach a broader customer audience beyond customers who merely seek credit-focused products and services. We believe both these initiatives will allow us to strengthen our brand recognition, which will help us expand our transaction and recommendation volumes, and achieve economies of scale to lower our customer acquisition costs. As we obtain more customers from different facets of life, we would be able to access and analyze more information about our existing and new customers. This would facilitate customer conversion through improving the accuracy of our customer profiling and allow us to innovate new and improved product and service designs tailored to our customers. We believe our data insight and technology capabilities would further strengthen our ability to understand our customers, and therefore, our ability to provide customized recommendations for credit-related and non-credit products and services.

Create value for customers' lifetime needs through broadening service offerings

        We will continue to offer our customers more value and fulfill their lifetime needs both financially and beyond. Since our target customers are of prime credit quality and with high income potential, we intend to optimize our current service offering to further improve customer experience, and satisfy our customers' evolving lifestyle needs online. We strive to enrich our product recommendations and service offerings beyond credit to include wealth management, insurance, credit card management and daily life services to realize their long-term potential. For example, we are actively seeking to partner with insurance companies to co-design insurance products for our customers. We are also proactively exploring cross-selling opportunities among customers of different products and service lines.

        We believe credit-worthy millennials possess the highest potential and demand for improvements in financial services in China, and, as a cohort, are well characterized for cross-selling strategies. We plan to leverage our technology expertise to offer internet-based non-financial lifestyle services to the mass population, including value-added services in dining, entertainment, shopping and e-commerce, which will allow us to further monetize our customer acquisition capabilities and user traffic. We see these services as an extension of the financial services that we provide. Through these services, we would be able to obtain a wider variety of data on our customers, improving our understanding of their consumption preferences and financial needs, and to better tailor and recommend credit services for our users and customers. By generating synergies between financial services and internet lifestyle businesses, we will also strengthen customer loyalty and retention and further enhance their customer experience.

Nurture deep partnerships with financial institutions

        We intend to continue to nurture our long-standing partnerships with our financial institution partners and further build a financial institution partner ecosystem. We seek to expand coverage to include different types of financial institutions by better understanding their risk-return parameters. We will also optimize our cooperation models and provide innovative technology-based solutions to enhance and maximize value for financial institutions across the entire credit transaction process. Apart from our credit-oriented solutions, for financial institutions that already have substantial customer acquisition capabilities, we are exploring possibilities to provide targeted risk management and anti-fraud solutions to monetize our expertise and technology in these areas. We aim to assist our financial institution partners to achieve smarter asset allocation and more efficient use of capital, while further improving their access to a larger customer base and enhancing their risk management effectiveness. Since March 2018, we have also started working with a Chinese Internet bank to provide our customers with online bank account opening services. We believe such cooperation will enable banks to serve retail customers on a purely online platform without physical presence, and we plan to roll out this cooperation model with more banks in the future.

Continue to invest in data and technology

        We will continue to invest in data and technology, and strive to strengthen our data analytics and technology capabilities, which will enable us to provide a superior user experience, conduct effective risk management, and respond promptly to rising business opportunities. We will continue to implement our data strategy by establishing a proprietary "cloud" to increase data security and business stability while lowering long-term costs. We plan to foster the integration among technology, business and risk management while further exploring the application of artificial intelligence algorithms and blockchain, including to improve the efficiency of credit transaction processes with our financial institution partners and to automate loan collection within the consumer finance industry by maintaining a verifiable and reliable distributed ledger. For example, we have begun to cooperate with some of our financial institution partners to improve certain credit transaction processes with blockchain technology, such as for the verification and storage of information. We also intend to further leverage internet-based data in our models by cooperating with mobile carriers in data mining.

Our Business Model

        We facilitate credit services through a purely online platform to credit-proven millennials in China who are existing credit card holders. According to Oliver Wyman, we are the only loan facilitator in China focused on facilitating credit card balance transfer products with a weighted average APR of less than 18.25%, the annual interest rate cap for credit cards set by the PRC regulators. We focus on credit-proven millennials as our target prime borrower base. Within this target borrower base, we provide our credit services and implement differentiated, risk-based pricing to offer tailored credit lines and interest rates. Through our multi-stage credit assessment and risk management system, we accurately identify high-quality borrowers, and provide our target customers with more attractive terms than those offered by traditional financial institutions. As a result, we have amassed a large and rapidly growing base of high-quality customers. To monetize our strong user traffic, we also make personalized recommendations of third-party financial services to our users, including third-party credit-related recommendation services, specifically for users who are not yet eligible for credit services facilitated by us, and third-party non-credit recommendation services for all of our users. We believe our users are interested in exploring and using our platform because they can easily access flexible and affordable financial services with optimal user experience.

        All loans facilitated on our platform are directly funded by our financial institution partners with whom we have entered into cooperation agreements. For more details regarding these agreements, see "—Our Financial Institution Partners—Cooperation Models with Financial Institutions." We provide financial institutions with customized technology-driven solutions across the entire transaction process. We believe we are attractive to our financial institution partners because our solutions enable them to break through geographical limits associated with traditional financial institutions and expand their customer reach without having to invest significant time and resources to attain sufficient scale to access high-quality low-risk assets.

        For credit services facilitated by us, we generate revenue from service fees charged from financial institution partners for referring customers and providing transaction solutions. For credit card balance transfer and cash advance, such service fee is typically set as the difference between the interest paid by the customers and a fixed rate of return to the financial institutions. For credit loans, such service fee is typically set as the aggregate amount of a fixed percentage of interest paid by the customers and a contingent fee which is payable if the credit performance of the customers meets pre-agreed requirements. For recommendation services, we charge third-party financial service providers recommendation fees. Currently, we do not charge our customers any fee directly for any of our services. See "—Our Services for Customers" for further details.

        The table below illustrates the credit and recommendation services we provide, which of our users are eligible for such services, our cooperation partner for or provider of such services and the type of revenue generated from such services:

Services	Eligibility	Cooperation partner or provider	Revenue generated
Credit services	Users that meet our credit assessment criteria	Financial institution partners	For loans not facilitated through our consolidated trusts: Loan facilitation services, post-facilitation services and, where applicable, financial guarantee income

For loans facilitated through our consolidated trusts: Interest income

Recommendation services	Credit-related recommendation services: users that have completed our credit assessment process but do not meet our credit assessment criteria	Third-party financial service providers: other third party consumer finance platforms providing credit services	Recommendation fee
Non-credit recommendation services: all registered users

Third-party financial service providers: other non-credit financial services providers including credit card issuing banks, insurance companies and insurance brokerage firms, wealth management platforms, and internet banks

Recommendation fee

Our Customers

Our Target Customer Cohort

        We strategically target credit-proven millennials in China who are existing credit card holders. In China, credit-proven millennials have a better credit profile compared to the general population. They are well-educated and have strong consumption demand but need access to credit due to inadequate savings. As of March 31, 2018, approximately 49% of our users with an approved credit line (excluding those without degree information) have a college degree or above. They also care about their credit record, which generally reduces their delinquency rate. These characteristics drive millennials to demand more financial and credit services that are not only accessible but also offer a better user experience and lower costs, which traditional financial institutions have difficulties in providing. As of March 31, 2018, 80% of our customers with an approved credit line were born in the 1980s and the 1990s and already have a credit card. However, we do not facilitate any loans for customers below the age of 22. Our customers on average have a monthly income of between RMB6,000 to RMB20,000 (US$3,188.5). Although we target existing credit card holders, users who are not existing credit card holders are eligible to register on our platform Shengbei.

        We believe our target customer base is of prime credit quality because most of them already have an established credit history with commercial banks. We believe and they will continue to have stable credit needs to support the progressing of their personal life as well as the improvement of their lifestyle. In addition, we believe our target customers are tech savvy as they have grown up while internet and mobile technologies have proliferated in China, and have benefited from the ease and convenience provided by China's improving digital infrastructure. Therefore, we believe they are less reliant on financial services provided through traditional channels and are more open to seek online financial services, which can offer a more efficient and engaging customer experience.

        We have successfully accumulated a large customer base. As of December 31, 2017 and March 31, 2018, we had approximately 17.0 million and 20.5 million registered users, respectively. Among these registered users, approximately 9.1 million have submitted credit line applications and had their identities verified by us, and approximately 0.9 million and 1.0 million have obtained an approved credit line, respectively.

Customer Acquisition and Retention

Customer Acquisition

        We strategically optimize customer acquisition channels to reach our target customer audience. We attract customers through over 500 online channels, primarily including application store search optimization, our MGM program, display advertising and search engine marketing. We apply our advanced technologies to optimize the cost-effectiveness of our customer acquisition efforts. We have built a proprietary Euler system to monitor and analyze the cost-effectiveness of sales and marketing channels on a real time basis. By processing and analyzing user data aggregated during the whole transaction process, the Euler system enables us to continuously optimize our customer acquisition strategies, budgets and procedures by anticipating customer behavior. Our Euler system has enabled us to achieve a rapid growth in customer base with a marketing team of less than ten members. The number of users registered on our platform increased from approximately 6.4 million as of December 31, 2016 to approximately 17.0 million as of December 31, 2017, and further increased to 20.5 million as of March 31, 2018.

        As we precisely target prime customers for credit services facilitated by us, we reject credit service applications from users who do not meet our credit assessment criteria. To enhance user experience and monetize our strong user traffic, we recommend credit services from third-party providers to these users, allowing us to effectively offset our customer acquisition costs. In the course of reviewing prospective customers' credit service applications, we have gained valuable insights into their credit profile and financial service needs from various perspectives, which allow us to make personalized recommendations of third-party financial services tailored to address their needs. Third-party credit service providers also benefit from the cooperation with us, as our in-depth cooperation with them enables us to better understand their risk appetites and to refer users and customers properly selected to satisfy their requirements. For recommendation services, we do not take any credit risk.

        We are committed to building our brand. One of our major marketing initiatives is to continuously improve user experience on our mobile application platform Shengbei. Our credit card balance transfer services serve as a gateway to attract customers into our suite of services. Once customers enter our mobile application by utilizing the credit card installment credit services, we algorithmically recommend other services tailored to address their other financial service needs, and the customers are able to explore these recommended services. Our recommendation services enable us to increase customer engagement, facilitate cross-selling and diversify our monetization opportunities by serving customers' evolving lifetime financial service needs. To promote customer engagement, we also provide customers with credit card management services and access to our online community free of charge, which further helps us attract and retain customers and enhance customer experience.

        As a testament to our successful customer engagement initiatives, our monthly active users increased from approximately 82,000 in December 2015 to 2.7 million in December 2017, and further increased to 3.3 million in March 2018. To help us provide better recommendations, we track the nature of activities of our active users. In March 2018, out of the 3.3 million monthly active users, 1.3 million users used our credit-related recommendation services, while 0.8 million users used our non-credit recommendation services. For credit-related recommendation services, we consider a user to have used our services if the user has activated or made a loan application or made a repayment manually using our mobile application. For non-credit recommendation services, we consider a user to have used our services based on various actions, including if the user has clicked on a product recommendation, successfully submitted a credit card application, "checked-in" or clicked on particular pages on our mobile application etc. As a result, depending on the activity performed by the user, an active user could be counted as having used both our credit-related recommendation services and non-credit recommendation services. Furthermore, a user could be considered active (by using our mobile application at least once), but not be considered to have used either of the credit-related or non-credit recommendation services if the activity performed by the user does not fall into the delineated types of actions for either of the categories of services. For example, the user could have only browsed the products on our mobile application without clicking on a product recommendation.

        We also believe word of mouth is the most effective way of customer acquisition. We have established the MGM program where existing customers are encouraged to refer new customers to our platform. Under this program, for selected existing customers who have established a good credit history with us, and separate from the program, from time to time at our discretion, for new customers, we typically offer various incentives, including an incentive in the form of increased credit line (ranging from RMB50 (US$8.0) to RMB500 (US$79.7)), a small reduction in interest (either a one-time reduction or monthly reduction) or an electronic coupon (for example, discount coupon on third-party shopping platforms, mobile carrier stored value card or membership on video-on-demand sites), when a new customer successfully signs up on our platform (in the case of the MGM program, using the existing customer's referral code) and is granted a credit line. The aggregated increase in credit line awarded under the MGM program to a single existing customer may be up to RMB2,000 (US$318.8). We believe new customers referred by customers with good credit history with us are more likely to have good credit performance as our target customers are often socially connected. In 2016 and 2017, approximately 16.6% and 8.6%, respectively, of our new customers registered on our platform through the MGM program. As part of our customer acquisition activities, in addition to providing incentives, we also hold online marketing campaigns to enhance our brand awareness.

Customer Retention

        We have established a customer retention program, or the STAR Program, to manage customer relationships and cultivate customer loyalty. Our customer retention program features dedicated customer retention efforts comprising four aspects, i.e., scenario, transfer, activation and recovery:

  •
  Scenario.  We design services tailored to address the financial service needs of customers on our Shengbei platform in various life scenarios, thereby increasing customer retention and the frequency of transactions. We also provide reminder services to customers by sending reminder text messages and notifications on our mobile application when we anticipate such customers are more likely to need financial services, such as before the repayment deadline of their credit card bills.

  •
  Transfer.  For customers who are no longer eligible for credit services facilitated by us, we make personalized recommendations of third-party financial services to them, thereby transferring these customers to our recommendation services. This allows us to retain these customers and maximize the monetization of our strong user traffic.

  •
  Activation.  Leveraging our big data analytics capabilities, we predict the likelihood of drawdown by customers who have been approved with a credit line. For customers who are not anticipated to make drawdown requests within a certain period of credit line approval, we adopt targeted promotional activities to incentivize their initial drawdown, such as phone calls, text messages and notifications on our mobile application, and/or offering an increase in credit line.

  •
  Recovery.  We continuously track customer post-facilitation performance and risk profile, and predict the likelihood of repeat transaction by customers. We make targeted reminders to customers that are not expected to repeatedly use our services and provide customized coupons and increased credit line to activate these customers.

        We believe our STAR Program enables us to successfully retain our customers and to encourage our customers to repeatedly use our services. Of all monthly active users on our platform in 2016, 2017 and the three months ended March 31, 2018, approximately 55.5%, 74.5% and 75.6%, respectively, were repeat customers who had successfully borrowed on our platform at least once since registration. In 2016, 2017 and in the twelve months ended March 31, 2018, our customers on average borrowed approximately 2.6, 3.8 and 3.9 times on our platform, respectively.

        As an illustration of the success of our customer retention program, the following chart tracks the accumulated number of transactions and transaction volume for new customers that drew down on their credit line in January 2016.

Accumulated Transactions

Our Services for Customers

        We primarily facilitate three types of credit services to customers: (1) credit card balance transfer, (2) cash advance and (3) credit loans. We launched our Shengbei mobile application platform in 2015 to facilitate credit card balance transfer services for individuals to repay outstanding credit card balances. To address the diverse consumption needs of our customers, we began facilitating cash advances in the fourth quarter of 2016 and credit loans in the fourth quarter of 2017. All of the credit services facilitated by us are installment products, and for all of the credit services we do not allow for loan extensions.

        Apart from credit services facilitated by us, we also provide customized recommendations of third-party credit-related recommendation services to users who do not meet our credit assessment criteria, as well as other third-party non-credit recommendation services to all of our users. In March 2018, we also started working with a leading Chinese internet bank to provide our users with online bank account opening services.

        To promote customer engagement and enhance customer experience, we also provide users with credit card management services and access to our online community free of charge.

        To access our services, when our users register for their account on our mobile application, they enter into a registration agreement and a service agreement with us. The users also authorize us to undergo personal data searches and to use such data for credit assessment. We do not charge our customers under any of these agreements. For credit services facilitated by us, once the loan application is approved, the customer enters into a loan agreement with one of our financial institution partners. For recommendation services, the customers enter into agreements with our third-party financial service providers to access their services, and we do not enter into any separate agreement with the customers for these services.

Credit Services

        The below table sets forth the profile of the credit services facilitated by us for 2017 and the three months ended March 31, 2018 or as of December 31, 2017 and March 31, 2018.

	Credit card balance transfer	Cash advance	Credit loans
Credit line range	RMB3,000 - 30,000	RMB3,000 - 30,000	RMB20,000 - 50,000
Average loan size
For the year ended December 31, 2017	RMB3,658	RMB3,635	RMB15,134
For the three months ended March 31, 2018	RMB4,117	RMB4,384	RMB13,452
Loan term range	3, 6, 12 months	3, 6, 12 months	12 months
Weighted average loan term
For the year ended December 31, 2017	8.6 months	8.3 months	12 months
For the three months ended March 31, 2018	8.8 months	9.0 months	12 months
Effective APR range	10.07% - 24.00%	15.73% - 24.00%	24.00% - 36.00%
Weighted average APR:
For the year ended December 31, 2017	15.1%	20.7%	27.8%
For the three months ended March 31, 2018	15.4%	20.7%	28.4%
Loan facilitation volume:
For the year ended December 31, 2017	RMB5,726 million	RMB1,355 million	RMB583 million
For the three months ended March 31, 2018	RMB1,441 million	RMB681 million	RMB834 million
Outstanding balance:
As of December 31, 2017	RMB2,276 million	RMB545 million	RMB527 million
As of March 31, 2018	RMB2,232 million	RMB832 million	RMB1,129 million

Credit Card Balance Transfer

        We facilitate the extension of credit card balance transfer to our customers to finance repayment of credit card bills. Credit card balance transfer facilitated on our platform have a credit line ranging from RMB3,000 (US$478.3) to RMB30,000 (US$4,782.7) and a term of three, six or 12 months. The effective APR for credit card balance transfer currently ranges from 10.07% to 24.00%. For credit card balance transfer facilitated on our platform in 2017 and the three months ended March 31, 2018, the weighted average APR was 15.1% and 15.4%, which is lower than the annual interest rate cap for credit cards set by the PRC regulators.

        Our credit card balance transfer comprises unsecured lines of credit. Prospective customers complete an application on our mobile application and receive a decision on their credit line application and the applicable interest rate. When credit is drawn, the money is deposited by our financial institution partner directly into the customer's credit card account. For each customer, we assign a combined credit line for credit card balance transfer and cash advance, and the aggregate loan amount of credit card balance transfer and cash advance borrowed by the customer may not exceed such credit line. As of December 31, 2016 and 2017 and March 31, 2018, we had approximately 446,000, 889,000 and 997,000 customers with an approved credit line, respectively. In 2016, 2017 and the three months ended March 31, 2018, we facilitated approximately 0.7 million, 1.6 million and 0.3 million drawdowns of credit card balance transfer, respectively.

Cash Advance

        To complement our credit card balance transfer services and to meet our customers' varied financial needs, we offer cash advance which shares the customer's credit card balance transfer credit line. Our cash advance features a term of three, six or 12 months. The effective APR for cash advance currently ranges from 15.73% to 24.00%, which consists of an interest rate of 10.07% to 24.00%, and an upfront transaction fee payable to financial institutions of 5.54% to 6.86%. For cash advance facilitated on our platform in 2017 and the three months ended March 31, 2018, the weighted average APR was 20.7%.

        Cash advance is only available to certain customers, depending on our assessment of the customer profile and our financial institution partners' risk-and-return requirements. For eligible customers, our mobile application displays the option to draw cash advance. With respect to cash advance, our financial institution partners directly deposit the loan proceeds to customers' bank accounts, and we require the customers to select in their loan applications one of the following specified uses of loan proceeds permitted by regulators: renovation expenses, electric appliance purchases, marital expenses, education expenses, travel expenses or medical expenses. We track the frequency with which each permissible use is selected, however, we do not track performance of the loans based on the specified use of the loan proceeds. In 2017 and the three months ended March 31, 2018, we facilitated approximately 373,000 and 155,000 drawdowns of cash advance. As of March 31, 2018, 47.0% of our customers with an approved credit line are eligible for cash advance.

Credit Loans

        We began facilitating credit loans in October 2017, which feature a fixed term of 12 months and a credit line between RMB20,000 (US$3,188.5) and RMB50,000 (US$7,971.2). The effective APR for credit loans currently ranges from 24.00% to 36.00%. For credit loans facilitated on our platform in 2017 and the three months ended March 31, 2018, the weighted average APR was 27.8% and 28.4%, respectively.

        Credit loans are generally available to existing customers who have drawn down on their credit lines with us at least once. We recommend our customers who meet criteria set by our financial institution partners. For credit loans, our financial institution partners determine the loan amount and APR applicable to customers based on our suggestions, and we work with them to formulate and develop pricing rules and strategies. In 2017 and the three months ended March 31, 2018, we facilitated approximately 39,000 and 62,000 drawdowns of credit loans, respectively.

Recommendation Services

        We provide recommendation services by making personalized recommendations of third-party financial services to our users. These third-party financial service providers include online credit service providers, credit card issuers, insurance companies, wealth management product providers, internet banks and others, whose services cater to our users' diverse financial service needs. We provide our users with tailored access to credit card offers, credit services, insurance products and wealth management products offered on third-party platforms. Other than third-party credit-related recommendation services for which we only provide to users who do not meet our credit assessment criteria, we provide third-party non-credit recommendation services to all of our users. For all recommendation services, our third-party financial service providers determine whether to approve or decline any application for their services. We charge third-party financial service providers recommendation fees and do not take any credit risk.

  •
  Credit-related recommendation services.  While we target prime customers for credit-related services facilitated by us, to enhance user experience and monetize our strong user traffic, we also provide tailored third-party credit-related recommendation services to users who do not meet our credit assessment criteria. For these users, we show each of them an algorithmically tailored list of third-party credit-related services based on our understanding of the credit profile and financing needs of that user. Under each credit-related service, we list the name of the service provider and the key terms of the service, including the range of credit limits, interest rates and application requirements. Pursuant to the cooperation agreements with the third-party financial service providers providing credit-related services, we are responsible for recommending users, conducting initial qualification review of users, and directing users to the application portal for the products provided by these third-party financial service providers to qualified customers. The third-party financial service providers will decide whether to approve or decline the users' loan application by conducting an independent review and will provide funding to the customers directly. We charge third-party financial service providers which are providing credit-related services recommendation fees for recommending users. Recommendation fees are charged in one of the following manners: (i) on a per-action basis (approximately RMB8 to RMB16 per action), where action is typically defined as a click-through to the third-party platform or a completed application, and (ii) at a fixed percentage (approximately between three to six percent) of the principal amount of loans approved by third-party financial service providers which are providing credit-related services plus a variable service fee. Approximately 40% of the recommendation fees collected in connection with credit-related recommendation services were charged on a per-action basis. The term of the cooperation agreements is typically one year. The third-party financial service providers can unilaterally terminate the agreements if (i) we charge customers any fees for promoting products of such providers or (ii) the non-performing loan ratio of loans extended to customers recommended by us exceeds a certain level. As of March 31, 2018, we were helping 19 third-party online financial service providers market their credit-related services through our platform.

  •
  Credit card applications.  Based on our assessment of users' credit profiles and spending habits, we recommend credit cards that suit each users' credit needs and connect users with third-party credit card issuers. Our system features a convenient, simple and fast application process. Our H5 autofill technology enables an automated online application process where users' information is filled in credit card application forms automatically. Users are also able to complete credit card applications with multiple banks in one go. Through our platform, we provide credit card issuing banks with easy access to the large and fast-growing number of credit-proven millennials across China without significant offline sales and marketing costs. Recommendation fees are generally charged on a per-success basis, where the success is typically defined as either submission of application or the issuance of a credit card (approximately RMB70 to RMB160 per application or issuance). As of March 31, 2018, we were helping ten commercial banks in China market their credit cards on our platform.

  •
  Insurance products.  We help insurance providers in China to market their insurance products on our platform. Our mobile application displays links to insurance products provided by third-party insurance companies. Insurance products marketed through our platform primarily include health and travel insurance products. Recommendation fees are charged either at a fixed amount for each customer recommended to the third-party platform (approximately RMB5 to RMB7 per recommendation), or at a fixed percentage of the insurance premium paid by the customers (approximately 20 to 25 percent of the total premium). Approximately 90% of the recommendation fees collected in connection with insurance products were charged on a per recommendation basis. As of March 31, 2018, we are helping two insurance companies and four insurance brokerage firms market insurance products on our platform.

  •
  Wealth management products.  To help users achieve their diverse financial objectives, our platform also connects users to a number of investment options offered by third-party wealth management product providers. Investment options offered on our platform mainly include different mutual funds. Based on our user data, we analyze users' investment preferences and risk appetites, and provide them with customized recommendations among investment options. Payments between our customers and wealth management product providers are settled by third-party payment service providers, and we do not handle customers' funds. Recommendation fees are charged at a fixed percentage of the assets under management of the investment options. As of March 31, 2018, we are helping one wealth management product agent market wealth management products on our platform.

  •
  Online Bank Account Opening Services.  Since March 2018, we have started working with a leading Chinese internet bank to provide our customers with online bank account services. Through our mobile application, customers are able to apply to open an online bank account with such bank. We also plan to roll out more electronic banking services to customers, so that customers can complete various online banking transactions on our mobile platform, such as online payment, credit card bill repayment and subscription of online wealth management products. We charge the bank a service fee at a fixed amount for each approved electronic bank account application, and an incremental amount for each account with transactions.

        Our recommendation services have gained significant popularity. We attribute the success of our credit-related recommendation services to our prime customer cohort, rigorous risk management system, and stringent approval rate. Thus the users who do not meet our credit assessment criteria have the potential to be qualified customers for other customer finance platforms. The success of our non-credit recommendation services is mainly attributed to our extensive and expanding network of third-party service providers and intimate understanding of our users' needs. Leveraging the above, we are able to act as a cost-effective customer acquisition partner and recommend customers of quality to our third-party financial service providers.

        We have established a dynamic cooperation model with our providers, which is divided into three components: induction, improvement and elimination. Before cooperating with any provider, we assess the quality and compliance of the product provided by the provider, the provider's market reputation and its ability to perform its obligations to provide its services through our platform. As part of our induction process for new providers, we allow providers to pilot the marketing of their products on our platform in small volumes. Through this process, we collect data to assess the profitability of allowing them to remain on our platform, which allows us to eliminate unprofitable products and providers. Using the data collected from users and our customers, we continue to improve our service recommendation by providing targeted recommendations to our users and customers to increase the volume of successful recommendations, and to communicate with our providers when we believe adjustments should be made to our referral fees to maximize our profitability. Data collected through our recommendation services is also applied to our Euler system to assess the efficacy of our customer acquisition channels.

        Our revenue generated from recommendation services, or recommendation fees, increased from RMB11.1 million in 2016 to RMB87.4 million (US$13.9 million) in 2017, and from RMB12.4 million for the three months ended March 31, 2017 to RMB24.6 million (US$3.9 million) for the three months ended March 31, 2018. Recommendation fees as a percentage of our total net operating revenues represented 20.9%, 36.4% and 25.9% in 2016, 2017 and the three months ended March 31, 2018, respectively.

Other Services

        We also provide our users and customers with credit card management services and access to our online community free of charge, which helps attract and retain a broader customer base, increase customer engagement and enhance customer experience. These services are important drivers of user traffic to our platform.

Credit Card Management Services

        We provide a series of tools and services free of charge for users to manage their credit cards. Through our one-stop user-friendly interfaces, users are able to check their bills, apply for credit card balance transfer, check promotional deals and perform many other tasks.

        Our mobile application enables users to manage multiple credit cards in an easy and convenient manner. With a user's prior consent, transaction information from the user's various credit card accounts is automatically imported to and synchronized in the user's account on our platform. Our data-driven technology provides users with personalized features beyond basic account management. To enhance user experience, our mobile application also provides user's with information about offline local merchants and promotional coupons available for credit card holders.

Online Community

        To promote customer engagement and cultivate financial awareness and knowledge, we have built an online community on our Shengbei platform, with open forums for registered users to discuss, share and learn credit card and personal financial knowledge and experience. We allow users to create and join a variety of groups based on topics of interest, and provide interactive tools to facilitate conversations among community members.

Our Financial Institution Partners

        We cooperate with a diverse range of financial institutions. We had established partnership with 16 financial institution partners, including commercial banks, consumer finance companies, trust companies and microlending companies. The table below sets forth a breakdown of loan facilitation volume by type of financial institution partner for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in millions, except percentages)
Loan Facilitation Volume
Commercial Banks	1,090	39.4	3,320	529.3	43.3	773	123.2	26.2
Consumer Finance Companies	1,676	60.6	2,142	341.5	27.9	1,560	248.7	52.8
Trust Companies	—	—	2,202	351.1	28.7	600	95.7	20.3
Microlending Companies	—	—	—	—	—	22	3.5	0.8

Total	2,767	100.0	7,664	1,221.8	100.0	2,956	471.3	100.0

        We believe the low-cost funding provided by financial institutions enables us to facilitate low-APR credit services to our target customers. In addition, we are able to efficiently secure sizable funding through cooperation with financial institution partners without having to commit significant time and resources in sourcing and engaging with a large number of individual investors. Institutions that we cooperate with are also generally established and sophisticated, which provide funding stability. We believe financial institutions are interested in working with us because we have been committed to regulatory compliance since inception and that our technology solutions enable them to easily access without having to invest significant time and resources to attain sufficient scale to access high-quality low-risk assets and better serve quality customers across broader geographies that are compliant with regulations.

        As part of our efforts to obtain funding at competitive costs, we may also from time to time explore alternative funding initiatives to support our rapid business growth, including through standardized capital instruments such as the issuance of asset-backed securities.

Our Solutions for Financial Institutions

        We believe traditional financial institutions in China face a series of challenges in serving retail customers. They typically rely on offline branches and sales persons to approach and manage customers, which are labor-intensive and costly, and therefore only a few traditional financial institutions have invested significant resources to develop retail banking business. Most of the traditional financial institutions are less flexible to provide risk-based pricing to offer differentiated prices based on customers' risk profiles. Moreover, the process of product development of traditional financial institutions are complicated and time-consuming with large amount of manual effort, which makes it challenging to quickly respond to customer and market changes. Traditional financial institutions in China are also typically unable to achieve cost-effectiveness without a large scale of operations due to the significant amount of fixed expenses in connection with their operations.

        We help our financial institution partners overcome these challenges by providing them with integrated technology-driven solutions across the entire credit transaction process, primarily covering customer acquisition, risk management and post-facilitation management:

  •
  Customer acquisition solutions.  Our technology solutions enable financial institutions to efficiently expand their retail customer base and achieve cost-effectiveness without a large scale of operations. Our customer acquisition systems, which feature our proprietary Euler system, along with our intelligent asset allocation system provide our partners with immediate access to our customers, and match assets based on financial institutions' different risk-return parameters. See "—Customer Acquisition" and "—Our Technology and Data Insights—Big Data Analytics" for further details.

  •
  Risk management solutions.  Driven by artificial intelligence and machine-learning technologies, we provide comprehensive risk management solutions that help our financial institution partners maintain consistent asset quality. We have distilled over 2,600 features from customer data and developed a comprehensive set of proprietary models, including our "Orion" anti-fraud model, our "DNA" credit scoring model and "Alpha S" credit decision bot, which enable us to provide our financial institution partners with accurate credit assessments. See "—Risk Management" for further details.

  •
  Post-facilitation management solutions.  Supported by our built-in payment tracking and processing functionality, we help our financial institution partners monitor performance of outstanding loans on a real-time basis, and rapidly facilitate repayment settlements on a substantial scale. Our intellectualized collection system helps our financial institution partners optimize collection efficiency and improve collection outcomes. We predict customers' credit performance in advance and adopt differentiated collection methods for different groups of customers. See "—Our Technology and Data Insights—Big Data Analytics" for further details.

        Our solutions are highly customized and can efficiently integrate with the system of our financial institution partners, which are technically complex. We have been successful in maintaining high connection efficiency, evidenced by completing our system integration with our partners within approximately 26 business days on average in 2017. Our expertise in technology and in-depth understanding of financial institutions' system structure and risk appetite enable us to provide customized solutions for system integration.

        In addition, based on data on our users, we provide third-party financial service providers with cost-effective and targeted marketing solutions by making personalized recommendations of third-party financial services to our users.

Cooperation Models with Financial Institutions

        We enter into cooperation agreements with commercial banks and consumer finance companies to facilitate credit services to our customers. Pursuant to these agreements, we recommend customers who have been approved by our credit assessment process to these financial institution partners, which then decide whether to extend requested loans to the customers. We also provide these financial institution partners with pre-loan personal information collection, product promotion, and post-facilitation management and collection services. We charge commercial banks and consumer finance companies a service fee for providing these services. For credit card balance transfer and cash advance, such service fee is typically set as the difference between the interest paid by the customers and a fixed rate of return to the financial institutions. For credit loans, such service fee is typically set as the aggregate amount of a fixed percentage of interest paid by the customers and a contingent fee which is payable if the credit performance of the customers meets the pre-agreed requirements. In most cases, such service fee is adjustable based on the credit performance of our customers. The term of the cooperation agreements typically ranges from one to three years and is renewable by mutual negotiation. In certain cases, the financial institution partners have a right to unilaterally terminate the agreements if we charge our customers any fees or if, where applicable, we fail to replenish any shortfall of the risk reserve deposit within certain period of time. For more details, see "—Direct Guarantee Loan Facilitation."

        We also facilitate credit services to customers through trusts we establish in collaboration with trust companies. Each trust has a specified term (currently, ranging from 13 months to 24 months) and typically a fixed rate of return on the investment entitled to investors. Pursuant to the cooperation agreements with the trust companies, we are designated as the service provider for the trusts and the trust is identified as the lender under the borrowing agreement. If a credit application is approved by us and meet the risk management assessment by the trust company managing such trust, the credit drawdown will be funded from the trusts to the customer directly. Each of the trusts has its own funding criteria, including sizes and durations of the loans (which need not coincide with the term of the trust), location of borrowers, borrowers' age and minimum and maximum APRs. The borrower is required to repay the principal and financing service fees directly to the trust. Any principal repaid prior to the end of the specified term of the trust is remitted to the trust company's account which will be used for future lending. At the end of the specified term of the trust, the trust company remits to the investors an amount that reflects (i) the pre-agreed rate of return and (ii) funds initially provided by the investors. In addition, for certain of the trusts, we may also subscribe to the subordinated tranches of the trusts with our own capital to provide an alternative form of guarantee to the trust investors subscribing to the senior tranches of the trusts and the trust companies establishing the trusts. No payments are made to the subordinated tranche until the senior tranche units are fully paid. The trust company is responsible for administering the trust and is paid a service fee. Any remaining amount in the trust is retained by us.

        We currently utilize three funding cooperation models for credit services facilitated by us: non-guarantee loan facilitation, third-party guarantee loan facilitation and direct guarantee loan facilitation. The following table sets forth a breakdown of loan facilitation volume by cooperation model for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in millions, except percentages)
Loan Facilitation Volume
Non-guarantee Loan Facilitation	—	—	583	92.9	7.6	1,503	239.6	50.8
Third-Party Guarantee Loan Facilitation	—	—	366	58.3	4.8	1,045	166.6	35.4
Direct Guarantee Loan Facilitation	2,767	100.0	6,716	1,070.7	87.6	407	64.9	13.8	(1)

Total	2,767	100.0	7,664	1,221.8	100.0	2,956	471.3	100.0

Note:

(1)
Due to (a) certain legacy trusts previously established to facilitate loans under our direct guarantee loan facilitation model and (b) loans extended by a microlending company and a consumer finance company guaranteed by us, both of which we plan to transition to guarantees provided by Hunan Huixin, or to restructure them into loans under the non-guarantee loan facilitation model, by the second quarter of 2018.

        The following table sets forth a breakdown of outstanding principal balance by cooperation model as of December 31, 2016 and 2017 and March 31, 2018.

	As of December 31,					As of March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in millions, except percentages)
Outstanding Principal Balance
Non-guarantee Loan Facilitation	—	—	527	84.0	15.7	1,844	294.0	44.0
Third-Party Guarantee Loan Facilitation	—	—	333	53.1	10.0	1,160	184.9	27.7
Direct Guarantee Loan Facilitation	1,434	100.0	2,488	396.6	74.3	1,190	189.7	28.4

Total	1,434	100.0	3,348	533.7	100.0	4,194	668.6	100.0

Non-guarantee Loan Facilitation

        Under the non-guarantee loan facilitation model, our financial institution partners will bear the credit risk in the event of customer defaults and we undertake no obligation to provide make-up payments for loans facilitated by us through any form of risk reserve deposit, insurance or guarantee.

        We believe the non-guarantee loan facilitation model will enable us to achieve an asset-light and cost-effective business model and have been steadily migrating towards this model since November 2017. The success of our efforts to promote the non-guarantee loan facilitation model has been demonstrated by the rapid growth of transaction volume and outstanding balance under this structure. In the three months ended March 31, 2018, approximately 50.8% of our credit services were facilitated under this model. The outstanding principal balance of loans facilitated under this model increased from RMB527.3 million as of December 31, 2017 to RMB1,844.0 million (US$294.0 million) as of March 31, 2018.

        Our success in migrating towards this model is attributable to a track record of low delinquency rates as compared to traditional financial institutions, our long-standing cooperation relationship and trust with our financial institution partners, as well as our commitment to compliance. We believe this cooperation model demonstrates our financial institution partners' trust and confidence in the quality of loans facilitated by us and our risk management and technology capabilities.

Third-Party Guarantee Loan Facilitation

        Under the third-party guarantee loan facilitation model, our financial institution partners enter into arrangements with licensed third-party insurance companies and financing guarantee companies to protect them against the risk resulting from defaults of loans facilitated on our platform. As part of such arrangement, we are obligated to pay relevant costs for procuring such credit guarantee insurance and guarantees, and to compensate third-party insurance companies and financing guarantee companies for any repayment of delinquent amounts they make to the relevant financial institution partner in the event of customer defaults. In order to procure the credit guarantee insurance, we would typically prepay a certain percentage of the loans intended to be covered by the insurance as a fee to the third-party insurance company or financing guarantee company. To the extent such fees are prepaid to the third party insurance company or financing guarantee company, such fees are recorded as prepayment and charged to the income statement in the period when the cost is incurred. As long as the default rate of the loans covered by the insurance does not exceed a specified percentage, we are not required to pay the third-party insurance company or financing guarantee company additional amounts beyond the prepayment. If the default rate of the loans exceeds the specified percentage, and the prepayment made is insufficient to cover any losses, we are required to compensate for any difference between the loss sustained and the prepayment.

        Under this model, at our financial institution partner's request, we are required to provide notice to the relevant third-party insurance company or financing guarantee company of any delinquencies in any loan extended by such financial institution partner, ranging from a delinquency of one day to 75 calendar days. The delinquent amount is then confirmed between us, the financial institution partner and the relevant third-party insurance company or financing guarantee company in writing. Depending on the arrangement with the third-party insurance company or financing guarantee company, our financial institution partners would receive the insurance payment within approximately six working days from the date of the confirmation or the payments may be consolidated into monthly payments. Any remaining payments after deducting fees that the financial institution partner is entitled to under our cooperation agreement will be returned to us. If we or our financial institution partners collect any payments under any delinquent loans, we are required to return such payments to the third-party insurance company or financing guarantee company. In the three months ended March 31, 2018, approximately 35.4% of our credit services were facilitated under this model.

Direct Guarantee Loan Facilitation

        Under the direct guarantee loan facilitation model, we are obligated to repay the full delinquent amount to the relevant financial institution partner in the event of customer defaults. In certain cases, we are also required to maintain a risk reserve deposit equal to an agreed amount or a fixed percentage of the total credit line committed by such financial institution partner or the total investment amount in the trust. When any amounts under the loans extended become delinquent, we are required to pay such amounts to the financial institution partners either on the same day or the next day. In the case of our consolidated trusts, such amounts are paid on a monthly basis. We typically pay such amounts out of our working capital. Where we do not pay such amounts, the financial institution partner or the trust has a right to be compensated by using the deposit amount for any delinquent repayments of loans facilitated on our platform and we are required to replenish any reductions. If we fail to replenish the deposit amount in a timely manner, the financial institution partner may suspend or terminate its partnership with us and, in certain cases, may also apply service fees we are entitled to receive under other loans extended by such partner to replenish any shortfall in the risk reserve deposit. Any amounts that are collected from delinquent borrowers are returned to us. In the three months ended March 31, 2018, approximately 13.8% of our credit services were facilitated under this model due to (a) certain legacy trusts previously established to facilitate loans under this model and (b) loans extended by a microlending company and a consumer finance company guaranteed by us, both of which we plan to transition to guarantees provided by Hunan Huixin, or to restructure them into loans under the non-guarantee loan facilitation model, by the second quarter of 2018. As of the date of this prospectus, we and our Chairman have completed the acquisition of 95% and 5%, respectively, of the share capital of Hunan Huixin, which possesses a financing guarantee license. Going forward, for transactions facilitated under the direct guarantee loan facilitation model, our guarantee to our financial institution partners will be provided by Hunan Huixin, and we do not plan to provide guarantees through any other entity.

Our Loan Application and Approval Process

        We provide our prospective customers with a streamlined and user-friendly credit application process, enabled by an efficient credit assessment mechanism powered by our proprietary credit assessment model and an automated approval system. The entire process from initial application to disbursement of funds typically takes approximately two minutes.

Step 1: Initial Online Application

        A prospective customer must fill out an application form online and provide information, including, among others, a photo of the PRC identity card, mobile phone number and debit card or other bank card information. We use technologies such as face recognition in identity verification. The prospective customer also authorizes us to collect all data and make all inquiries necessary to verify identity and assess creditworthiness.

Step 2: Data Aggregation, Verification and Anti-Fraud

        Upon the prospective customer's submission of a completed application, the data is verified using internal and external sources. Our big data model compares the primary data collected against any credit history on our internal database, and externally, compares the data against information obtained from various sources, including data that we have obtained from third parties. We conduct social network analysis through our "Orion" anti-fraud model and "LBSRM" geographical location model based on data provided by the prospective customer or data we have obtained from third-party sources, such as recent phone call history, personal credit bureau data and government and other public records, to analyze prospective customers' social behavior to detect potential fraudulent applications.

Step 3: Credit Assessment

        We perform a screening of our prospective customers' creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add individuals to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system.

        Following a vigorous process of customer information verification, anti-fraud detection and blacklist screening, we then initiate a credit review using our core credit service system. Our "DNA" credit scoring model will generate a credit risk score for a prospective customer. See "—Risk Management—Credit Models" for more information relating to our credit models. Our system will automatically approve or decline certain credit line applications if the credit assessment results are above or below certain pre-set thresholds. For the remaining prospective customers, we initiate our credit line approval process using our "Alpha S" credit decision bot to automatically generate a decision on whether to extend credit. We will assign a personalized credit line and a suggested APR to each customer approved by our system. Approximately 90% of credit line applications on our platform were handled automatically in 2017. The remaining applications, which require additional information or verification, are forwarded to our credit assessment team for manual review. The manual review is generally completed within two hours. Following this review, our credit assessment team will either approve or decline the credit line application. We monitor and dynamically adjust credit approval rate based on market conditions and customer credit profiles to keep the quality of loans faciliated by us stable and optimal.

Step 4: Approval and Funding

        Once we approve a credit line application from a prospective customer, our system will then automatically generate a form of service agreement between the customer and us. Our customers authorize us to facilitate borrowing from our financial institution partners. Our intelligent asset allocation system connects our customers with the system of our financial institution partners through an automated process that allocates our customers' funding needs among our funding sources based on different risk-and-return parameters. The system also furnishes our financial institution partners with the basic information about the customer, together with the designated credit line and APR for credit card balance transfer and cash advance, and our suggested credit line and APR for credit loans.The financial institution will clear its internal risk management procedures and decide whether to approve or decline the loan application. Once the loan application is approved, the financial institution deposits the loan proceeds in the bank or credit card account designated in the customer's loan application. The relevant financial institution is identified as the lender under the borrowing agreement. The customer is required to make repayments and pay the loan facilitation fees on a set business day each month according to the terms of the borrowing agreement to the relevant financial institution. The financial institution will pay us service fee on a periodic basis.

Step 5: Servicing and Collection

        Upon loan facilitation, we establish a payment schedule with payment occurring on a set business day each month. Customers then make scheduled loan repayments to a bank account designated by the lending financial institution partner. Customers may either repay loans on our platform via third-party payment channels or authorize us to debit his or her bank account to make loan repayments. Repayments will be deposited to a custody account, and customers authorize us to debit the custody account for the transfer of loan repayments to the lending financial institutions. We check the balances in the custody account and reconcile the transactions against our records on a daily basis.

        After a loan is approved and disbursed to a customer, we continue to monitor the customer's credit profile and predict potential delinquency. We monitor the delinquency rate of each risk profile level in real time, and allocate resources to collection in advance according to the quantity and performance of outstanding loans. We have developed an intelligent collection system to optimize collection efficiency and improve collection outcomes. We determine collection priorities among customers and assign collectors with different level of experience based on estimated collection difficulty. The majority of our collection activities are done through automated processes by digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails. If a loan remains overdue after three months, we then outsource loan collection to third-party contractors to optimize collection efficiency. We carefully select third-party collection agencies and require them to strictly follow our collection guidelines and relevant regulatory requirements. We also deploy an intelligent chatbot system that utilizes predictive technologies to forecast customer enquiry volumes and automatically process enquiries. Currently, we process more than 80% of customer enquiries with our intelligent chatbot system.

Pricing Mechanism

        For credit balance transfer and cash advance, our credit lines and suggested APRs are determined based on credit assessments performed by our "DNA" credit scoring model and risk management system. Our credit scoring models take into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity, and generate a credit score for each prospective customer. A new credit score is generated each time a prospective customer applies for a loan, which determines the customer's credit line and suggested APR. Through monitoring the predictive accuracy of our credit scoring models, we evaluate the effectiveness and relevance of existing parameters while discovering new ones. Our credit scoring models are self-adaptive and we can continuously improve their predictive accuracy by monitoring post-facilitation loan performance. We also continuously track customers' repayment patterns and refine our service offering and pricing strategies, including re-evaluating their credit profiles and offering increased credit lines for customers with good repayment performance.

        For credit loans, we do not make specific risk-based pricing decisions for our financial institution partners, who will decide the loan amount and APRs based on our suggestions. We work with these financial institution partners to help them formulate and develop their pricing rules and strategies.

        Based on the credit scoring results, prospective customers who meet our risk tolerance threshold are categorized into eight risk profile levels with different pricing grades. Among the eight risk profile levels, Level I represents the lowest credit risk (lower risk of delinquency) and Level VIII represents the highest credit risk (higher risk of delinquency). The following tables present the average loan size, average effective APR for credit card balance transfer and cash advance, percentage of loan transaction volume, M3+ delinquency rate by balance and charge-off rate for each of the different risk profile level segments of our customers:

	In 2017				As of December 31, 2017
Risk Profile Level	Average Loan Size	Average Effective APR for Credit Card Balance Transfer	Average Effective APR for Cash Advance	Loan Transaction Volume	Total Volume Outstanding	M3+ Delinquency Rate by Balance	Charge-off Rate
	(RMB)	(%)	(%)	(%)	(RMB thousands)	(%)	(%)
I	5,079	10.13	16.35	0.01	247	0.00	0.00
II	6,828	11.06	17.28	2.56	83,816	0.39	0.51
III	4,944	12.92	19.16	17.82	487,620	0.71	1.12
IV	4,025	13.86	20.09	32.24	882,695	0.78	1.10
V	3,621	15.73	21.98	23.58	680,709	0.82	1.12
VI	3,149	17.61	24.00	19.34	496,247	1.29	1.36
VII(1)	3,623	21.50	24.00	2.40	116,859	0.22	0.00
VIII(1)	4,033	24.00	24.00	2.06	72,509	0.39	0.00

(1)
Level VII and Level VIII were new risk profile levels added in the second quarter of 2017. The delinquency rate and charge-off rate of these levels as of December 31, 2017 may not be indicative of actual loan performance as some of the loans facilitated under these categories were not yet due.

	In the Three Months Ending March 31, 2018				As of March 31, 2018
Risk Profile Level	Average Loan Size	Average Effective APR for Credit Card Balance Transfer	Average Effective APR for Cash Advance	Loan Transaction Volume	Total Volume Outstanding	M3+ Delinquency Rate by Balance	Charge-off Rate
	(RMB)	(%)	(%)	(%)	(RMB thousands)	(%)	(%)
I	4,390	10.04	16.33	0.01	234	0.00	0.00
II	7,834	10.95	16.75	2.50	101,810	0.66	0.62
III	6,977	12.78	18.58	16.73	526,674	0.96	1.47
IV	5,628	13.69	19.52	31.23	941,081	1.10	1.52
V	4,918	15.51	21.35	24.33	739,257	1.18	1.51
VI	4,534	17.34	24.00	18.94	510,127	1.78	2.17
VII	3,247	21.50	24.00	4.53	164,887	0.82	0.05
VIII	4,576	24.00	24.00	1.73	80,463	1.70	0.11

        We will continuously review and refine our segmented pricing from time to time, taking into consideration both customer credit risk and other factors, such as market interest rates and competition.

Our Technology and Data Insights

        Our technology is one of our core competitive advantages. It is fundamental to building our business model and helping us gain deep data insights about our users and customers. We have invested significantly in our technologies as we believe they are crucial to our business growth.

Technology Infrastructure

        Our technology infrastructure, which comprises a channel access layer, a business processing layer and a shared service layer, efficiently supports each key step in our business operations.

        The front-end user-facing channel access layer consists of a channel management module and a user traffic management module. The channel management module enables us to efficiently access a wide array of customer acquisition channels such as search engines and major mobile application stores. The user traffic management module is able to monitor the credit performance and activity levels of customers acquired through various channels on a real time basis and to analyze the cost-effectiveness against corresponding acquisition costs.

        The middle business processing layer covers the entire transaction processing and product development procedures. This layer consists of a credit information module, a funding access module, a product module and a basic business module. The credit information module enables us to access various third-party data sources to collect data necessary to verify identity and assess creditworthiness of prospective customers. The funding access module provides us with streamlined access to the systems of our financial institution partners to facilitate the matching of loan requests with funding based on financial institutions' different risk-return parameters. The product module enables us to complete data aggregation, fraud detection, credit assessment and risk pricing and provide credit decision in a short period of time, and also make personalized recommendation of third-party financial services to users that are not yet eligible for credit services facilitated by us. The basic business module conducts unified aggregation and analysis of user and customer data and optimizes customer retention and activation strategies.

        The back-end shared service layer develops services and tools that can be swiftly and flexibly mixed and matched with various services and solutions. This layer enables us to minimize the duplicate work involved in developing various services by combining, spinning off or re-arranging the relevant components. Supported by this shared service layer, we can quickly develop new services as well as upgrade existing services with new or improved functions catering to evolving customer needs.

Our "Seven Swords" Technology Systems

        Leveraging our modular-structured technology infrastructure, we have developed a full matrix of proprietary systems across our business operations. We refer to this comprehensive set of technology-driven systems as Seven Swords, each of which is designed to address key issues associated with one major aspect of our operations. Our Seven Swords systems are comprised of the following components, each of which is named after the unique attributes of each of the "Seven Swords":

  •
  "Attack" (Customer Acquisition).  Our Euler system monitors and analyzes the cost-effectiveness of sales and marketing channels on a real-time basis. By processing and analyzing user and customer data aggregated during the whole transaction process, the Euler system enables us to continuously optimize our customer acquisition strategies, budgets and procedures by anticipating customer behavior.

  •
  "Perseverance" (Core Credit Services).  The core credit service system enables us to design a wide array of attractive credit services to cater to our target customers' diverse needs. The system ensures automated transaction processing and accurate personalized risk-based pricing and credit line for credit services facilitated by us. We have developed over ten effective credit models. See "—Risk Management—Credit Models" for more information relating to our credit models.

  •
  "Sacrifice" (Automatic Credit Line Approval).  Leveraging our "Orion" anti-fraud model, "LBSRM" geographical location model, our "DNA" credit scoring model and "Alpha S" credit decision bot, our credit line approval system is able to automate most of our credit decisions. Approximately 90% of credit line applications on our platform were handled automatically in 2017. The loans approved by Alpha S attained a delinquency rate lower than the average deliquency rate of loans approved manually by our credit approval officers.

  •
  "Wisdom" (Intelligent Asset Allocation).  Our intelligent asset allocation system connects our customers' drawdown requests with our financial institution partners through an automated process that allocates qualified customer loan requests among our funding sources based on different risk-and-return parameters. Our financial institution partners can deploy their capital in a more cost-effective manner and gain access to customer loan assets with stable and predictable delinquency rates.

  •
  "Defense" (Collection).  Our intelligent collection system allows us to optimize collection efficiency and improve collection outcomes. We make predictions of customers' credit performance based on analysis of customer profiles, and categorize customers by estimated collection difficulty. We use these results to determine collection priorities among customers and assign collectors according to their experience levels. The majority of our collection activities are done through automated processes by digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails.

  •
  "Balance" (Pricing and Credit Line Management).  Our pricing and credit line management system continuously tracks customers' repayment performance and re-evaluates their credit profiles and dynamically adjusts credit line and pricing.

  •
  "Hope" (Third-party Service Recommendation).  Our third-party service recommendation system aggregates and analyzes user data and the financial service needs of our users from various perspectives, allowing us to make targeted and personalized recommendations of third-party financial services tailored to address their needs.

Big Data Analytics

        Over the years we have established a user-centric database with over 17 billion social based data points. We primarily gather user data from our mobile application platform, which we regard as the most relevant and reliable data source about our users. We also acquire data from third-party data providers. We have established cooperation with over 10 third-party data providers. In addition, we accumulate data on behavioral features from our users' social networks to supplement our analytics.

        We have extensively adapted various open source technologies to build our customized big data infrastructure and suit our own needs in terms of data security, data management and algorithmic computation. We have derived and applied more than 2,600 features in feature engineering. We use highly automated processes to collect and integrate user data. Data gathered on our mobile application can be consolidated with data from third-party data providers, allowing us to track specific user's various activities and enhancing user experience. User data is also seamlessly shared across different systems of our technology platform.

        We incorporate three types of variables into our credit assessment system: (i) variables including PBOC credit report analysis output from our financial institution partners, (ii) variables including user geographical location data and carrier data, and (iii) variables including social network data, online consumption level and credit repayment index. Continuously refined by machine learning algorithms and the high volume of transaction data we collect, our credit assessment systems analyze a large number of variables for each transaction and enable us to better differentiate between creditworthy borrowers and lower quality borrowers.

        Our social network model is capable of aggregating a user's social network information and grouping users with similar backgrounds and attributes. The social network is comprised of billions of nodes, each representing a user attribute, as well as connectors representing relationships among nodes. Our model is able to apply cluster and connectivity analysis to identify social groups within the network, which helps calculate the probability of collusion in fraudulent activities and other risks. Our social network model automatically updates in a continuously self-reinforcing manner based on new and changing data, which helps us make targeted service recommendations and achieve accurate real-time risk assessment.

        Empowered by our big data analytics capabilities, we are capable of continuously improving our models, creating new models and retiring old models based on insights observed through samples accumulated from our operation. Through analyzing the characteristics of specific data sets, we continuously iterate the principles underlying the models and produce better models.

Risk Management

Overall Risk Management Framework

        We have established a comprehensive and technology-driven risk management framework to manage risks across our operations. We follow the stringent and systematic risk management procedures adopted by traditional financial institutions while leveraging our proprietary big-data analytics capabilities to enhance our risk management efforts. Our risk management framework systematically covers credit risk, operational risks, compliance risks, reputational risks, technology risks and market risks, and we impose risk management requirements on all of our services throughout product development, customer acquisition, asset or credit approval, and post-facilitation monitoring and management.

Our Risk Management Teams

        Our founders and management team have significant experience in the credit industry with expertise in risk management, fraud detection and prevention. Their insights enable us to constantly refine our credit assessment models and risk management system and cultivate a strong risk management culture.

        Our risk management is performed by three dedicated teams with the support of other business departments. The three dedicated teams are primarily in charge of risk management policies formulation, data analysis and post-facilitation management, respectively. They regularly report to our Vice President of Risk Management and formulate risk management measures according to our business development plans. As of December 31, 2017, our risk management teams consisted of 81 employees, representing 32.7% of our workforce.

Credit Models

        Leveraging our artificial intelligence and machine learning capabilities, we have distilled over 2,600 features and developed a comprehensive set of proprietary credit models to make credit evaluations on each loan application made through our platform:

  •
  "Orion" Model.  An anti-fraud model that analyzes both personal signature and device signature, and profiles users' social network based on their contact information, allowing us to effectively detect fraudulent application.

  •
  "DNA" Model.  A credit scoring model that performs comprehensive multi-variable analysis on users' credit history, behavior and characteristics, transaction history and social network and assigns a credit score to each of our users. This model features multi-dimensional data analysis, automated real-time scoring, rigorous procedural framework and dynamic profile aggregation.

  •
  "LBSRM" Model.  A model that focuses on analysis of user characteristics across geographical locations to group users into different credit segment, which improves the accuracy of our anti-fraud assessment.

  •
  PBOC Credit Report Analysis Model.  The Credit Reference Center established by the People's Bank of China has been the only credit reporting system in China. With users' authorization, our financial institution partners have access to their information at the Credit Reference Center. We have developed a PBOC credit report analysis model jointly with our financial institution partners. This model is placed in the systems of our financial institution partners and enables them to efficiently distill effective features from credit report issued by Credit Reference Center and make credit evaluations based on a combination of features distilled from data obtained from other sources such as phone call history and online and social behavioral data. We do not receive any raw data from PBOC credit reports of our users, instead, our financial institution partners may provide us with their analysis output based on data from PBOC credit reports of our users. Our financial institution partners have direct write access to the PBOC credit database and will report delinquency events to the Credit Reference Center, which serves as a means to ensure that our customers take their repayment obligations seriously.

        We continuously train and iterate our models using newly acquired data. With our multi-dimensional user data and machine learning capabilities, we are able to improve our accuracy when assessing the creditworthiness of different prospective customers, which helps us enhance the effectiveness of our anti-fraud measures and credit line decision.

Intellectual Property and Data Policy

        We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. As of the date of this prospectus, we hold 13 registered copyrights for software or work of art, 18 registered domain names (including smyfinancial.com), and 97 registered trademarks in China. As of the date of this prospectus, we are in the process of applying for six copyrights for software or work of art and 11 trademarks in China.

        In addition to our intellectual property rights, we believe we maintain a competitive advantage over our peers through our industry knowledge and our constantly improving technology and know-how. We also enter into contracts with our employees and third-party partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology and intellectual property rights. For a description of the risks related to our intellectual property rights, please see "Risk Factors—Risks Related to Our Business and Industry—We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted."

        We have adopted a strict data privacy policy for protecting the confidential information of our users and business partners, as well as our own confidential information. This policy establishes safety protocols in connection with data use, and adopts data security measures, including, among other things, access control, network isolation, data encryption and disaster recovery. We require our third-party data sources to comply with regulatory or contractual requirements with respect to the data provided to us, and require each of our employees to agree in writing to abide by our data privacy policy.

Competition

        We are the only loan facilitator in China that focuses on facilitating credit card balance transfer products with a weighted average APR lower than 18.25%, according to Oliver Wyman. As evidenced by our unique market positioning and leadership, we believe that our ability to offer flexible and affordable financial services and customized technology-driven transaction solutions make us more attractive and efficient to both customers and financial institution partners, providing us with a competitive advantage.

        We face competition primarily from other loan facilitators who offer products similar to the ones we offer. To a lesser extent, we also compete with traditional financial institutions, such as issuing banks of credit cards, etc. We compete with our competitors mainly with respect to pricing and quality of services, customer base, technological capabilities, risk management and brand recognition.

        Furthermore, as our business continues to grow rapidly, we face significant competition for highly talented personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly talented employees.

Employees

        As of December 31, 2016 and 2017, we had a total of 190 and 248 employees, respectively. The following table sets forth the breakdown of our employees as of December 31, 2017 by function:

	As of December 31, 2017
Function	Number	% of Total
Risk Management	81	32.7
Sales and Marketing	73	29.4
Technology and Product Development	60	24.2
General and Administrative	34	13.7

Total	248	100.0

        As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time.

        We typically enter into standard employment and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities

        Our principal executive offices are located in Shanghai and Shenzhen, China. We leased office space with a total area of approximately 2,850 square meters as of December 31, 2017. We lease our premises from unrelated third parties under operating lease agreements.

Legal Proceedings

        We are currently not a party to any material legal, arbitration or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Loans Facilitation and Intermediation

        The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law requires that the interest rates charged under a loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Private Lending Judicial Interpretations issued by the Supreme People's Court of the PRC on August 6, 2015, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. When private loans between individuals are paid by wire transfer, the loan contracts between individuals came into effect upon the deposit of funds to the borrower's account. If either the lender or the borrower is not a natural person, the loan contracts become applicable effective upon establishment of the loan contract, unless otherwise agreed by the parties or otherwise provided by laws and administrative regulations. In the event that the loans are made through an online lending platform and the platform only provides intermediary services, the courts will dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online lending platform guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender's claim alleging that the online consumer service provider assumes the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower's request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will be void and will not be enforced by the courts.

        Pursuant to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners, certain of which are online lending information intermediaries, with individual borrowers may constitute intermediary service, and our service agreements with customers and financial institution partners may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client's interests, the intermediary may not claim for service fees and is liable for the damages caused.

        In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying "Cash Loan" Business, or the Circular 141, outlining general requirements on the "cash loan" business conducted by network microcredit companies, financial institutions and online lending information intermediaries. The Circular 141 sets forth several general requirements with respect to "cash loan" business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People's Court; (iii) all relevant institutions shall follow the "know-your-customer" principle and prudentially assess and determine the borrower's eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the "data-driven" risk management model; (v) financial institutions that cooperates with a third-party institution on carrying out loan business shall not outsource credit examination, risk control, or any other core business, and shall not accept any credit enhancement service, ultimate commitment or any other disguised credit enhancement service provided by any third-party institution which has not obtained any license or approval to provide guarantees, and shall require and ensure that such third-party institution shall not collect any interest or fee from any borrower. If any of our financial institution partners' cooperation arrangements with us, in particular the third-party guarantee and direct guarantee loan facilitation models, is deemed non-compliant with Circular 141, we may need to suspend or terminate such cooperation arrangement or to find alternate funding sources for our customers, which may be costly and take time and may impair our ability to facilitate loans for our customers on our platform. See "Risk Factors—Risks Related to Our Business and Industry—The laws and regulations governing the online consumer finance industry in the PRC are rapidly evolving and subject to further change and interpretation. If our business practices or the business practices of our financial institution partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected."

Regulations Related to Internet Information Security and Privacy Protection

        PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People's Congress, China's national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which was further amended on August 2009 and may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may shut down its websites and suggest the relevant authority to revoke its operating license if necessary.

        Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise provided by laws or regulations. And the Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect and use such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the relevant telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

        Pursuant to the Notice of the Supreme People's Court, the Supreme People's Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen's personal information: (i) providing a citizen's personal information to specified persons or releasing a citizen's personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen's consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen's personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen's personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

        In addition, according to the General Provisions of the Civil Law of the People's Republic of China promulgated on March 15, 2017, which became effective on October 1, 2017, the personal information of a natural person shall be protected. Any organization or individual needing to obtain the personal information of others shall legally obtain and ensure the security of such information, and shall not illegally collect, use, process, or transmit the personal information of other persons, nor illegally buy, sell, provide, or publish the personal information of other persons.

        The Guidelines on Promoting the Healthy Development of Internet Finance, or the Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard customer and transaction information. The Internet Finance Guidelines also prohibit Internet finance service providers from illegally selling or disclosing customers' personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People's Congress in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client's information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

        In November 2016, the Standing Committee of the National People's Congress promulgated the Network Security Law of the People's Republic of China, or the Network Security Law, which took effect as of June 1, 2017. The Network Security Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks is required to comply with the PRC Constitution and laws, abide by public order and cannot endanger network security or make use of networks to engage in unlawful activities such as endangering national security, economic order and social order, and infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of other people. The Network Security Law has reaffirmed the basic principles and requirements as specified in other existing laws and regulations on personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and internet service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the provisions and requirements under the Network Security Law may subject the Internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

        In providing our online consumer finance service, we collect certain personal information from borrowers, and also need to share the information with our business partners such as institutional funding partners for the purpose of facilitating credit to borrowers. We have obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting customers' personal information will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future.

Anti-money Laundering Regulations

        The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients' identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

        The Internet Finance Guidelines purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

Regulation Related to Foreign Investment Restrictions

        Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth "permitted" category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than online retail and mobile commerce) are restricted to foreign investment.

        According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

        In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises shall not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

Regulations Related to VATS

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the People's Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish "basic telecommunications services" from "VATS." VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

        The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, its business shall be suspended.

        In September 2000, the State Council issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Internet information service is a kind of information service categorized as a VATS in the current Telecom Catalogue attached to the Telecommunications Regulation as most recently updated in December 2015. Pursuant to these measures, "Internet information services" refers to the provision of information through the Internet to online users, and are divided into "commercial Internet information services" and "non-commercial Internet information services." A commercial Internet information services operator must obtain a VATS license for Internet information services, or the ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations in China, while the ICP license is not required if the operator will only provide Internet information on a non-commercial basis. According to the Administrative Measures on Telecommunications Business Operating Licenses, the ICP license has a term of five years and can be renewed within 90 days before expiration.

        In addition to the Telecommunications Regulations of the People's Republic of China and other regulations above, provision of commercial Internet information services on mobile Internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, which was promulgated by the State Internet Information Office on June 28, 2016. The information service providers of mobile internet applications are subject to requirements under the Administrative Provisions on Information Services of Mobile Internet Applications, including acquiring relevant qualifications required by laws and regulations and being responsible for management of information security.

Regulations Related to Intellectual Property Rights

        The Standing Committee of the National People's Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

        The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office, formerly known as the Trademark Office of the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

        Domain names are protected under the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a

"first-apply-first-registration" basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

        On June 29, 2007, the SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

        According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

        In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer requires the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations to qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

        On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiary and any violations of these circulars could result in severe monetary or other penalties.

        In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

        PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

        SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

        We adopted an equity incentive plan in June 2018, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See "Management—Equity Incentive Plan." However, any failure to complete the registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations Related to Dividend Distribution

        Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shenzhen Samoyed Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

        In March 2007, the National People's Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

        The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term "de facto management body" as the management body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

        According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of

Double Taxation and Tax Evasion on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as "beneficial owners" may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a "conduit company" from being considered as a "beneficial owner" and a "beneficial owner" analysis is required to be conducted on a case-by-case basis following the "substance-over-the-form" principle.

Value-Added Tax and Business Tax

        Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

        In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

        On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM's approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

        The Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

MANAGEMENT

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company
Jianming Lin	39	Director, Chairman
Debin Tang	43	Director, Chief Executive officer
Xiaojun Cai	33	Chief Financial Officer
Jiequn Tang	42	Director, Vice President
Tengji Shi	35	Director, Vice President
Junsheng Li	37	Director, General Manager of Operational Management Department
Bing Xiao	49	Director
Yixiu Hong	37	Director
Min Tian	39	Director
Zhan Kevin Xu	37	Director

        Mr. Jianming Lin is our co-founder and has served as our chairman and director since our inception. From January 2014 to May 2016, Mr. Lin served as department manager in Merchants-Union Consumer Finance Co., Ltd. From July 2002 to December 2013, Mr. Lin first served as senior manager of information technology development in China Merchants Bank and then as chief architect of credit card systems. From July 2001 to June 2002, Mr. Lin served as software engineer in software development center of Bank of China. Mr. Lin received his bachelor's degree in computer science and technology from Huazhong University of Science and Technology in 2001.

        Mr. Debin Tang is our co-founder and has served as our director since April 2018. From February 2014 to May 2016, Mr. Tang served as department manager in Merchants-Union Consumer Finance Co., Ltd. From July 2000 to January 2014, Mr. Tang worked at China Merchants Bank, and served as deputy manager in the marketing department of the credit card center of China Merchants Bank before joining Merchants-Union Consumer Finance Co., Ltd. Mr. Tang received his bachelor's degree in economic law from Northeast University of Finance and Economics in 1997 and master's degree from Renmin University of China in 2000.

        Mr. Xiaojun Cai has served as our chief financial officer since May 2018. From September 2015 to May 2018, Mr. Cai served as vice president and chief financial officer at MOLBASE. From June 2013 to September 2015, Mr. Cai served as vice president at Haitong Jihe Private Equity Investment Fund Management Company. From July 2007 to June 2013, Mr. Cai served as manager at KPMG, Shanghai Branch. Mr. Cai received his bachelor's degree in management from Shanghai University of Finance & Economics in 2007 and his master's degree in financial business administration (FMBA) from China Europe International Business School in 2016. Mr. Cai is also a Chartered Financial Analyst and a Certified Public Accountant in China.

        Mr. Jiequn Tang has served as our director since April 2018. Mr. Tang joined our Company in October 2015 and served as vice president. From December 2003 to September 2015, Mr. Tang worked at China Merchants Bank with multiple positions, including general manager of the Nanchang credit card branch of China Merchants Bank. From May 2002 to November 2003, Mr. Tang served as marketing director in the Shanghai Representative Office of Zhimei Banlv Co., Ltd. From November 2000 to April 2002, Mr. Tang served as customer relationship manager in Meikao Innovation Co., Ltd. From July 1998 to May 2005, Mr. Tang served as marketing assistant in Suntory (Shanghai) Marketing Service Co., Ltd. Mr. Tang received his bachelor's degree in economic management from Tongji University in 1998.

        Mr. Tengji Shi is our co-founder and has served as our director since April 2018. Mr. Shi joined our Company in June 2015 and served as vice president. From September 2014 to June 2015, Mr. Shi served as credit products director in Ping An Financial Technology Co., Ltd. From January 2013 to September 2014, Mr. Shi served as credit card product director in the retail banking products department of Standard Chartered Bank (China). From July 2007 to January 2013, Mr. Shi served multiple positions, including senior manager, in the marketing planning department of the credit card center of China Merchants Bank. From October 2006 to July 2007, Mr. Shi served as marketing assistant in China UnionPay Co., Ltd. From July 2004 to October 2006, Mr. Shi served multiple positions, including marketing specialist, in the credit card center of Industrial and Commercial Bank of China. Mr. Shi received his bachelor's degree in mechanics and economics from Peking University in 2004.

        Mr. Junsheng Li is our co-founder and has served as our director since April 2018. Mr. Li joined us in June 2015 and served as general manager of our operational management department. From July 2014 to May 2015, Mr. Li served as senior products manager in Merchants-Union Consumer Finance Co., Ltd. From July 2003 to June 2014, Mr. Li worked at China Merchants Bank and served as an architect of credit card system before joining Merchants-Union Consumer Finance Co., Ltd. Mr. Li received his bachelor's degree in mathematics from Sun Yat-sen University in 2003.

        Mr. Bing Xiao has served as our director since April 2018. From December 2002 to present, Mr. Xiao served as president of Fortune Venture Capital Co.Ltd. From December 2001 to December 2002, Mr. Xiao served as assistant general manager in Hunan Broadcasting and Television Media Co., Ltd. From July 1995 to December 2001, Mr. Xiao served as deputy general manager in China Travel Service (Hong Kong) Economic Development Co., Ltd. From August 1990 to September 1992, Mr. Xiao served in Hunan Provincial Economic Planning Commission. Mr. Xiao received his master's degree in finance from Jinan University in 1990. His business address is 23/F, East Zone of Shenzhen Special Zone Press Group Tower, Futian District, Shenzhen, PRC

        Mr. Yixiu Hong has served as our director since April 2018. From June 2011 to present, Mr. Hong served as investment executive director in Yonghua Capital Co., Ltd. From July 2009 to July 2011, Mr. Hong served as investment manager in Susquehanna Investment Management Consulting (Shanghai) Co., Ltd. From July 2007 to July 2009, Mr. Hong served as e-commerce director in Hezhong (China) Technology Co., Ltd. Mr. Hong received his bachelor's degree in computer science and technology and master's degree in security technology and engineering from University of Science and Technology of China in 2004 and 2007, respectively. His business address is Room 1505, Park Center, No. 1088, Fangdian Rd., Shanghai, PRC

        Ms. Min Tian has served as our director since April 2018. From June 2016 to present, Ms. Tian served as partner in Vision Plus Capital. From August 2010 to May 2016, Ms. Tian served as senior investment manager and vice president in GGV Capital. From January 2009 to August 2010, Ms. Tian served as project manager in Roland Berger Strategy Consultants. From July 2006 to December 2008, Ms. Tian served as senior consultant in Monitor Group. From July 2001 to August 2004, Ms. Tian served as auditor in PwC. Ms. Tian received her bachelor's degree in lighting engineering from Fudan University in 2001 and MBA from UCLA in 2006, respectively. Her business address is Room 1101, No. 67, Lane 1800, Dongfang Road, Pudong New District, Shanghai, PRC

        Mr. Zhan Kevin Xu has served as our director since May 2018. From September 2011 to present, Mr. Xu served as managing director in Pacific Alliance Group. From October 2009 to July 2011, Mr. Xu served as senior investment manager in Apax Partners LLP. From August 2007 to September 2009, Mr. Xu served as investment manager in TPG Capital. From December 2005 to July 2007, Mr. Xu served as analyst in Morgan Stanley. Mr. Xu received his bachelor's degree in electronic information engineering from Zhejiang University and master's degree in management science and engineering from Stanford University in 2003 and 2005, respectively. His business address is Unit 4703, Tower 2, Plaza 66, 1366 Nanjing Road West, Shanghai, PRC

Board of Directors

        Our board of directors will consist of                  directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

        We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of                    , and is chaired by                    .                    ,                     and                     each satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/ Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that                    qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee consists of                    ,                     and                    , and is chaired by                     .                    and                     satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of                    ,                    , and                     , and is chaired by                    .                    and                     satisfy the "independence" requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  selecting and recommending nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office and responsibilities of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

        Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated; (v) is prohibited by law from being a director, or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association, as amended and restated from time to time. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Confidentiality Agreements

        Prior to the completion of this offering, we plan to enter into new employment agreements with our senior executive officers to replace the employment agreements currently in effect. Pursuant to these new agreements, we will be entitled to terminate a senior executive officer's employment without remuneration for cause at any time for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer's employment by giving one month's prior written notice if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving one month's prior written notice. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products or services of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical applications and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

        We [have entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the twelve months ended December 31, 2017, we paid an aggregate of approximately US$0.7 million in cash to our executive officers and directors. We did not pay compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Incentive Plan

        On June 30, 2018, we adopted an equity incentive plan, or the 2018 Equity Incentive Plan, which allows us to grant options, restricted shares, restricted share units and local awards to our employees, directors and consultants. The following paragraphs summarize the principal terms of the 2018 Equity Incentive Plan.

Authorized Shares

        The maximum number of ordinary shares may be subject to awards pursuant to the 2018 Equity Incentive Plan is 10,824,914 initially. The aggregate number of ordinary shares available for issuance under the 2018 Equity Incentive Plan will be increased (i) on January 1 of the fiscal year immediately following the fiscal year in which an initial public offering of not less than 10% of our shares, or a Qualified IPO, is consummated, by an amount equal to 0.5% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding fiscal year, and (ii) on January 1 of each fiscal year during the period beginning with the second fiscal year following the fiscal year in which a Qualified IPO is consummated, by an amount equal to 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding fiscal year.

Administration

        The 2018 Equity Incentive Plan is administered by our board of directors or a committee of the board or officers to which the board delegates the authority to administer the 2018 Equity Incentive Plan. The administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant and the provisions and terms and conditions of each award. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrator will make adjustment with respect to the number and class of shares that may be delivered under the 2018 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2018 Equity Incentive Plan.

Awards under the Equity Incentive Plan

        Share Option.    Share options may be granted under the 2018 Equity Incentive Plan. The administrator determines the exercise price for each option award, which is stated in the award agreement and should in no case be lower than the par value of our ordinary shares. One-half of the shares subject to an option will vest on each of the first and second annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

        Restricted Shares.    A restricted share award agreement will specify restrictions on the duration of the restricted period and the number of shares granted. Restricted shares may not be sold, transferred or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us. Unless otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. One-half of the restricted shares will vest on each of the first and second annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

        Restricted Share Units.    Awards of restricted share units may be granted by the administrator. At the time of granting restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted and the terms and conditions on time and form of payment. Each restricted share unit, upon fulfilment of applicable conditions, represents a right to receive an amount equal to the fair market value of one share.

        Local Awards.    The administrator may cause any of our PRC subsidiaries or variable interest entities to grant local cash-settled awards in lieu of any other award under the 2018 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiary or variable interest entity. Each local award shall be linked to the fair market value of one share.

Change in Control

        In the event of a change in control, the administrator may provide for acceleration of awards, purchase of awards from holders or replacement of awards.

Term

        Unless terminated earlier, the 2018 Equity Incentive Plan will continue in effect for a term of ten years from the date of its adoption.

Amendment and Termination

        Subject to applicable shareholders approval and certain exceptions, the board of directors may at any time amend or terminate the 2018 Equity Incentive Plan.

Granted Options

        On June 30, 2018, we granted options to purchase 9,880,964 of our ordinary shares to our employees. As of the date of the prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 9,880,964, and none of the options granted has been exercised.

        The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Xiaojun Cai	Chief Financial Officer	*	RMB0.28	June 30, 2018	June 30, 2028

*
Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our ordinary shares prior to and immediately after the completion of this offering by:

  •
  each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

  •
  each director or executive officer;

  •
  [each selling shareholder]; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

        The percentage of beneficial ownership of our ordinary shares immediately after the completion of this offering is based on                ordinary shares that will be issued and outstanding, which includes (i) 569,175,086 ordinary shares outstanding as of the date of this prospectus (including the automatic conversion of all convertible redeemable preferred shares into              ordinary shares) and (ii)             ordinary shares in the form of ADSs issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
					Percentage of aggregate voting power
	Number	%(1)	Number	%(2)
Directors and Executive Officers:
Jianming Lin(3)	265,047,194	46.6
Debin Tang(3)	265,047,194	46.6
Xiaojun Cai	—	—
Jiequn Tang	—	—
Tengji Shi	—	—
Junsheng Li	—	—
Bing Xiao(4)	56,665,420	10.0
Yixiu Hong(5)	39,007,580	6.9
Min Tian	—	—
Zhan Kevin Xu(6)	80,000,000	14.1
All directors and executive officers as a group	440,720,194	77.4
Principal Shareholders:
TL Development Limited(7)	166,710,588	29.3
TLJC Development Limited(8)	98,336,606	17.3
Coastal Frontier International Limited(9)	80,000,000	14.1
TLZX Development Limited(10)	56,665,420	10.0
YIL Samoyed Ltd(11)	38,770,500	6.8

Notes:

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1) 569,175,086, which is the total number of ordinary shares outstanding as of the date hereof (assuming the automatic conversion of all convertible redeemable preferred shares into             ordinary shares), and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (1)                          , which is the total number of ordinary shares outstanding immediately after the completion of this offering, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days after the date of this prospectus.

(3)
Represents 265,047,194 ordinary shares, comprising (1) 166,710,588 ordinary shares held by TL Development Limited, a company limited by shares established in the British Virgin Islands, and (2) 98,336,606 ordinary shares held by TLJC Development Limited, a company limited by shares established in the British Virgin Islands. Mr. Jianming Lin and Mr. Debin Tang have shared voting power and shared investment power on these shares by virtue of their respective shareholding and directorship in TL Development Limited and by virtue of their directorship in TLJC Development Limited. TL Development Limited is further described in footnote 7. TLJC Development Limited is further described in footnote 8.

(4)
Represents 56,665,420 ordinary shares, comprising (1) 44,309,000 ordinary shares upon conversion of 44,309,000 Series A-3-1 preferred shares or Series A-3-2 preferred shares (if the applicable warrant is exercised), (2) 2,756,880 ordinary shares upon conversion of 2,756,880 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised), (3) 5,251,540 ordinary shares upon conversion of 5,251,540 Series A-6-1 preferred shares or Series A-6-2 preferred shares (if the applicable warrant is exercised), and (4) 4,348,000 ordinary shares upon conversion of 4,348,000 Series A-7-1 preferred shares or Series A-7-2 preferred shares (if the applicable warrant is exercised) that are held by TLZX Development Limited. For a description of the beneficial ownership of our ordinary shares held by TLZX Development Limited, please see footnote 10. Mr. Bing Xiao disclaims beneficial ownership of our ordinary shares held by TLZX Development Limited, except to the extent of his pecuniary interest in these shares.

(5)
Represents 39,007,580 ordinary shares, comprising (1) 3,821,835 ordinary shares upon conversion of 3,821,835 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised), 9,377,500 ordinary shares upon conversion of 9,377,500 Series A-5-1 preferred shares or Series A-5-2 preferred shares (if the applicable warrant is exercised) and 13,503,960 ordinary shares upon conversion of 13,503,960 Series A-6-1 preferred shares or Series A-6-2 preferred shares (if the applicable warrant is exercised) that are held by Shareholder A, (2) 4,689,000 ordinary shares upon conversion of 4,689,000 Series A-5-2 preferred shares held by Shareholder B, (3) 4,348,000 ordinary shares upon conversion of 4,348,000 Series A-7-2 preferred shares held by Shareholder C, (4) 2,513,296 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised) held by Shareholder D, and (5) 753,989 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised) held by Shareholder E. Mr. Yixiu Hong is jointly nominated as our director by Shareholder A, Shareholder B, Shareholder C, Shareholder D and Shareholder E. Mr. Yixiu Hong disclaims beneficial ownership of our ordinary shares held by Shareholder A, Shareholder B, Shareholder C, Shareholder D and Shareholder E, except to the extent of his pecuniary interest in these shares. Each of Shareholder A, Shareholder B, Shareholder C, Shareholder D and Shareholder E owns less than 5% of our ordinary shares.

(6)
Represents 80,000,000 ordinary shares upon conversion of 80,000,000 Series A-8 preferred shares held by Coastal Frontier International Limited. For a description of the beneficial ownership of our ordinary shares held by Coastal Frontier International Limited, please see footnote 9. Mr. Zhan Kevin Xu is nominated as our director by Coastal Frontier International Limited. Mr. Zhan Kevin Xu disclaims beneficial ownership of our ordinary shares held by Coastal Frontier International Limited, except to the extent of his pecuniary interest in these shares.

(7)
Represents 166,710,588 ordinary shares held by TL Development Limited, a company limited by shares established in the British Virgin Islands. Mr. Jianming Lin and Mr. Debin Tang have shared voting power and shared investment power on these shares by virtue of their respective shareholding and directorship in TL Development Limited. Mr. Jianming Lin and Mr. Debin Tang each owns 50% of the outstanding ordinary shares of TL Development Limited and are both directors of TL Development Limited. The registered address of TL Development Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)
Represents 98,336,606 ordinary shares held by TLJC Development Limited, a company limited by shares established in the British Virgin Islands. Mr. Jianming Lin and Mr. Debin Tang have shared voting power and shared investment power on these shares by virtue of their directorship in TLJC Development Limited. Mr. Jianming Lin and Mr. Debin Tang are both directors of TLJC Development Limited. There is no individual controlling shareholder of TLJC Development Limited. None of TLJC Development Limited's ultimate beneficial owners holds more than 20% of the outstanding ordinary shares of TLJC Development Limited. The registered address of TLJC Development Limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)
Represents 80,000,000 ordinary shares upon conversion of 80,000,000 Series A-8 preferred shares held by Coastal Frontier International Limited, a company limited by shares established in the British Virgin Islands. Coastal Frontier International Limited is wholly owned by PAG Growth I LP. The general partner of PAG Growth I LP is PAG Growth Capital GP I Limited, which is ultimately controlled by PAG Holdings Limited. PAG Holdings Limited has no individual controlling shareholder. The registered address of Coastal Frontier International Limited is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(10)
Represents 56,665,420 ordinary shares, comprising (1) 44,309,000 ordinary shares upon conversion of 44,309,000 Series A-3-1 preferred shares or Series A-3-2 preferred shares (if the applicable warrant is exercised), (2) 2,756,880 ordinary shares upon conversion of 2,756,880 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised), (3) 5,251,540 ordinary shares upon conversion of 5,251,540 Series A-6-1 preferred shares or Series A-6-2 preferred shares (if the applicable warrant is exercised), and (4) 4,348,000 ordinary shares upon conversion of 4,348,000 Series A-7-1 preferred shares or Series A-7-2 preferred shares (if the applicable warrant is exercised) that are held by TLZX Development Limited, a company limited by shares established in the British Virgin Islands. TLZX Development Limited is wholly owned by Mr. Bing Xiao. Mr. Bing Xiao has the sole voting power and the sole investment power with respect to 5,538,500 ordinary shares upon conversion of 5,538,500 Series A-3-1 preferred shares or Series A-3-2 preferred shares (if the applicable warrant is exercised) that are held by TLZX Development Limited. Shenzhen Fortune Chuangkun Equity Investment Limited Partnership, Xiamen Fortune Haixia Venture Capital Investment Management Co., Ltd and Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership, or collectively, Shenzhen Fortune Entities, through contractual arrangements with Mr. Bing Xiao, have the sole voting power and the sole investment power with respect to 38,770,500 ordinary shares upon conversion of 38,770,500 Series A-3-1 preferred shares or Series A-3-2 preferred shares (if the applicable warrant is exercised), 2,756,880 ordinary shares upon conversion of 2,756,880 Series A-4-1 preferred shares or Series A-4-2 preferred shares (if the applicable warrant is exercised) and 5,251,540 ordinary shares upon conversion of 5,251,540 Series A-6-1 preferred shares or Series A-6-2 preferred shares (if the applicable warrant is exercised), and 4,348,000 ordinary shares upon conversion of 4,348,000 Series A-7-1 preferred shares or Series A-7-2 preferred shares (if the applicable warrant is exercised) that are held by TLZX Development Limited, respectively. Shenzhen Fortune Entities are indirectly controlled by the State-owned Culture Assets Supervision and Administration Commission of Hunan Province, the PRC. The registered address of TLZX Development Limited is Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)
Represents 38,770,500 ordinary shares upon conversion of 38,770,500 Series A-1-1 preferred shares or Series A-1-2 preferred shares (if the applicable warrant is exercised) held by YIL Samoyed Ltd, a company limited by shares established in the British Virgin Islands. YIL Samoyed Ltd is indirectly controlled by Cheung Sik Sze. The registered address of YIL Samoyed Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

        As of the date of this prospectus, 2,513,296 of our outstanding ordinary shares on an as-converted basis are held by one record holder in the United States, representing 0.4% of our total outstanding shares on an as-converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

        PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through our variable interest entities based on a series of contractual arrangements. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with Our Variable Interest Entities."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances—Shareholders Agreement."

Transactions with Shenzhen Tanglin

        In November 2017, we entered into a loan agreement with Shenzhen Tanglin Investment Co., Ltd., or Shenzhen Tanglin, which is a shareholder of Samoyed Internet Finance, our consolidated VIE. Pursuant to the agreement, Shenzhen Tanglin provided us with a one-year, non-interest bearing loan of RMB8.0 million (US$1.3 million). We fully repaid this loan in January 2018.

Transactions with Shanghai Kunxi

        In each of 2016 and 2017, we paid services fees of RMB100,000 (US$15,942.4) to Kunxi Financial Services (Shanghai) Co., Ltd., or Shanghai Kunxi. Shanghai Kunxi is controlled by certain of our beneficial owners. Such amounts related to marketing services provided by Shanghai Kunxi to us.

        As of December 31, 2017, we had an amount due from Shanghai Kunxi of RMB2.97 million (US$0.5 million). Such amount represented the funds we prepaid to Shanghai Kunxi in connection with potential acquisitions to be made on behalf of us. As of December 31, 2017, no acquisition has been made and such amounts were recognized as amounts due from a related party.

Transactions with Shanghai Futong

        In 2016 and 2017, we paid services fees of RMB180,000 and RMB60,000 (US$9,565.4), respectively, to Shanghai Futong Information Technology Co., Ltd., or Shanghai Futong. Shanghai Futong is controlled by certain of our beneficial owners. Such amounts related to marketing services provided by Shanghai Futong to us.

Transactions with Shenzhen Nianlun

        In 2017, we paid services fees of RMB25,000 (US$3,985.6) to Shenzhen Nianlun Financial Services Co., Ltd., or Shenzhen Nianlun. Shenzhen Nianlun is controlled by certain of our beneficial owners. Such amounts related to marketing services provided by Shenzhen Nianlun to us.

Transactions with Wuyu Technologies

        In 2017, we paid services fees of RMB53,000 (US$8,449.4) to Wuyu Technologies, our consolidated VIE. Such amounts related to marketing services provided by Wuyu Technologies to us.

Transactions with Shanghai Xinheliangcheng

        In November 2017, we entered into a loan agreement with Shanghai Xinheliangcheng Information Technology Co., Ltd., or Shanghai Xinheliangcheng, which is a shareholder of Samoyed Internet Finance, our consolidated VIE. Pursuant to the agreement, we provided Shanghai Xinheliangchengwith a one-year, non-interest bearing loan of RMB2.0 million (US$0.3 million).

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital was US$50,000 divided into 4,534,251,500 ordinary shares of par value of US$0.00001 each, 38,770,500 Series A-1-1 convertible redeemable preferred shares of par value of US$0.00001 each, 38,770,500 Series A-1-2 convertible redeemable preferred shares of par value of US$0.00001 each, 5,274,500 Series A-2-3 convertible redeemable preferred shares of par value of US$0.00001 each, 44,309,000 Series A-3-1 convertible redeemable preferred shares of par value of US$0.00001 each, 44,309,000 voting Series A-3-2 convertible redeemable preferred shares of par value of US$0.00001 each, 50,024,000 Series A-4-1 convertible redeemable preferred shares of par value of US$0.00001 each, 45,804,000 Series A-4-2 convertible redeemable preferred shares of par value of US$0.00001 each, 8,000,000 Series A-4-3 convertible redeemable preferred shares of par value of US$0.00001 each, 9,377,500 Series A-5-1 convertible redeemable preferred shares of par value of US$0.00001 each, 14,066,500 Series A-5-2 convertible redeemable preferred shares of par value of US$0.00001 each, 18,755,500 Series A-6-1 convertible redeemable preferred shares of par value of US$0.00001 each, 42,199,500 Series A-6-2 convertible redeemable preferred shares of par value of US$0.00001 each, 8,696,000 Series A-7-1 convertible redeemable preferred shares of par value of US$0.00001 each, 17,392,000 Series A-7-2 convertible redeemable preferred shares of par value of US$0.00001 each and 80,000,000 Series A-8 convertible redeemable preferred shares of par value of US$0.00001 each.

        As of the date this prospectus, there were 269,139,086 ordinary shares and 300,036,000 convertible redeemable preferred shares issued and outstanding, and 10,824,914 ordinary shares are reserved for issuance pursuant to our equity incentive plan.

        Upon the closing of this offering, we will have            ordinary shares issued and outstanding (or            ordinary shares if the underwriters exercise in full the over-allotment option). All of our ordinary shares issued and outstanding prior the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital immediately prior to the completion of the offering will be US$            divided into            ordinary shares with a par value of US$0.00001 each.

        We have conditionally adopted amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and replace our current memorandum and articles of association in its entirety and our authorized share capital will be US$                divided into ordinary shares with a par value of US$0.00001 each. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

        General    All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our post-offering memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer or negotiable shares.

        Dividends    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders' vote, on a poll each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. [A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.]

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted under the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution is required for important matters such as a change of name or any amendment to our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares.

        General Meetings of Shareholders and Shareholder Proposals    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of the board. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting apart from those proposals put forward in requisitioned general meetings convened by such shareholders. However, these rights may be provided in a company's articles of association. [Our post-offering amended and restated memorandum and articles of association allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.]

        Transfer of Shares    Subject to the restrictions of our post-offering amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

        Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and(e) a fee of such maximum sum as                may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, [within two months] after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of                , be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board of directors may determine.

        Liquidation    On a return of capital on winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders on a pro rata basis in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability incorporated under the Companies Law, and under the Companies Law, the liability of our shareholders is limited to the amount, if any, unpaid on the shares respectively held by them. [Our post-offering amended and restated memorandum and articles of association contains a declaration that the liability of our shareholders is so limited.]

        Calls on Shares and Forfeiture of Shares    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders [at least 14 days] prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

        Redemption, repurchase and surrender of Shares    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Inspection of Books and Records    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Changes in Capital    Our shareholders may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

  •
  cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

        Issuance of Additional Shares    Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

        Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, conversion rights and voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Anti-Takeover Provisions    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Our post-offering memorandum and articles of association contains a declaration that the liability of our members is so limited.

        Register of Members    Under the Companies Law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our register of members will be immediately updated to record and give effect to the issue of shares by us to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Warrants and Preferred Shares

        General    As part of the Restructuring in April 2018, we issued Series A-1, A-2, A-3, A-4, A-5, A-6 and A-7 preferred shares to certain existing shareholders of Samoyed Internet Finance. In May 2018, we issued Series A-8 preferred shares to the holder of our convertible loan to convert the holder's entire balance of the convertible loan into such preferred shares and in settlement of its exercise of warrants to subscribe for additional Series A-8 preferred shares.

        Conversion rights    Each of the preferred shares is convertible, at the option of its holder, into our ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares, subject to adjustments in the event of (i) any subdivision of the outstanding ordinary shares by share splits, share dividends, combinations, recapitalization and similar events, (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance, (iii) the Company at any time or from time to time making, or filing a record date for the determination of holders of ordinary shares entitled to receive any distribution payable in securities or assets of the Company other than ordinary shares, or (iv) capital reorganisation, reclassification or otherwise (other than a subdivision or combination of shares provided for above) such that the ordinary shares issuable upon conversion of the preferred shares shall be changed into the same or a different number of shares or a different number of shares of any other class or classes or series of shares.

        The preferred shares will be automatically converted into ordinary shares upon the closing of a qualified initial public offering, which is defined as a firm underwritten public offering of the ordinary shares (or securities representing such ordinary shares) of our company on the Nasdaq Global Market System, the New York Stock Exchange, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange acceptable to certain holders of preferred shares, with an offering price (exclusive of underwriting commissions and expenses) that reflects the valuation of our company immediately prior to such offering being not less than RMB4.0 billion (US$637.7 million).

        Upon the consummation of this offering, we expect all of our preferred shares will be automatically converted into ordinary shares, and all warrants we granted to subscribe our preferred shares will expire.

        Dividend rights    The holder of preferred shares are entitled to dividend rights on an as-converted basis.

        Liquidation preference    In the event of liquidation, dissolution or winding up, either voluntarily or involuntarily, the holders of preferred shares will be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of our company to the holders of the ordinary shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the 100% of the original issue price. If the funds were insufficient to pay the full original issue price, then the entire assets and funds of our company legally available for distribution shall be distributed ratably among the holders of preferred shares in proportion to the amount each such holder is otherwise entitled to receive. After distribution or payment in full of such amounts, the remaining assets of our company available for distribution shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding preferred shares in proportion to the number of outstanding ordinary shares held by them (on an as-converted basis).
        Voting rights    The holder of preferred shares are entitled to the voting rights on an as-converted basis.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

        Mergers and Similar Arrangements    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures set out in the Companies Law, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholders upon a take-over offer. When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a take-over offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

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  an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;

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  an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

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  an act which constitutes a "fraud on the minority" where the wrongdoers are themselves in control of the company.

        Indemnification of Directors and Executive Officers and Limitation of Liability    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        Our post-offering amended and restated memorandum and articles of association will provide that our directors and officers shall be indemnified against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association will provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting apart from those proposals put forward in requisitioned general meetings convened by such shareholders. However, these rights may be provided in a company's articles of association. [Our post-offering amended and restated memorandum and articles of association will allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.] However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association will provide that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

        Cumulative Voting    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors    Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed by [ordinary resolution]. [A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.]

        Transactions with Interested Shareholders    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our Company are required to comply with the fiduciary duties which they owe to our Company under Cayman Islands law, including the duty to ensure that, in their opinion, any transactions entered into are bona fide in the best interests of our Company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Under the Companies Law of the Cayman Islands, a company may be wound up by either an order of the courts of the Cayman Islands or by [a special resolution] of its members, or if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specific circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution of our shareholders, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

        Variation of Rights of Shares    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of [two-thirds of the issued shares] of that class or with the sanction of a [special resolution] passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended by a special resolution.

        Inspection of Books and Records    Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

        Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

        Anti-takeover Provisions in Our Memorandum and Articles of Association    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

        Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Rights of Non-resident or Foreign Shareholders    There are no limitations imposed by our first amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of the major securities issuances by our company since its inception.

Ordinary Shares

        On November 10, 2017, we issued one ordinary share to Osiris International Cayman Limited for nominal consideration, which was transferred to TL Development Limited, or TL.

        On the same day, we issued 166,710,587 ordinary shares to TL, 98,336,606 ordinary shares to TLJC Development Limited, 4,091,892 ordinary shares to TLJL Development Limited, 5,538,500 ordinary shares to TLZX Development Limited, or TLZX, 4,220,000 ordinary shares to TLZL Development Limited, or TLZL, and 5,274,500 ordinary shares to TLZY Development Limited, or TLZY, respectively, at par value of US$0.00001 per share.

        On December 8, 2017, we issued 43,118,500 ordinary shares to TLZX at par value of US$0.00001 per share.

Preferred Shares

        As part of the Restructuring, we completed the re-designation of certain ordinary shares on April 20, 2018 as follows: (1) re-designation of 44,309,000 ordinary shares held by TLZX into Series A-3-1 preferred shares on a one-for-one basis; (2) re-designation of 4,348,000 ordinary shares held by TLZX into Series A-7-1 preferred shares on a one-for-one basis; (3) re-designation of 3,274,500 ordinary shares held by TLZY into Series A-2-3 preferred shares on a one-for-one basis; and (4) re-designation of 4,220,000 ordinary shares held by TLZL into Series A-4-1 preferred shares on a one-for-one basis. On the same day, we redeemed 2,000,000 ordinary shares from TLZY at par value of US$0.00001 per share and issued to TLZX a warrant to purchase 44,309,000 Series A-3-2 preferred shares for an exercise price per share of US$0.1457 and 4,348,000 Series A-7-2 preferred shares for an exercise price per share of US$0.3536.

        Subsequent to our re-designation of ordinary shares into preferred shares as described above, in connection with the Restructuring, we also issued certain number of preferred shares and warrants to various purchasers for the consideration as shown on the table below. None of the transactions set forth below involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
YIL Samoyed Ltd	April 20, 2018	38,770,500 Series A-1-1 preferred shares, a warrant to purchase 38,770,500 Series A-1-2 preferred shares for an exercise price per share of US$0.0793	388
Welight Capital L.P.	April 20, 2018	9,583,500 Series A-4-1 preferred shares, a warrant to purchase 9,583,500 Series A-4-2 preferred shares for an exercise price per share of US$0.1749	96
Success Auto Limited	April 20, 2018	26,374,500 Series A-4-1 preferred shares, a warrant to purchase 26,374,500 Series A-4-2 preferred shares for an exercise price per share of US$0.1749	264
Rongxin Assets (HK) Co., Limited	April 20, 2018	4,348,000 Series A-7-1 preferred shares, a warrant to purchase 4,348,000 Series A-7-2 preferred shares for an exercise price per share of US$0.3536	44
YX Venture II Holdings Limited	April 20, 2018	4,689,000 Series A-5-1 preferred shares, a warrant to purchase 4,689,000 Series A-5-2 preferred shares for an exercise price per share of US$0.3279	47
YX Fintech I Holdings Limited	April 20, 2018	4,348,000 Series A-7-1 preferred shares, a warrant to purchase 4,348,000 Series A-7-2 preferred shares for an exercise price per share of US$0.3536	44
YH Argo (BVI) Limited	April 20, 2018	7,089,120 Series A-4-1 preferred shares, 9,377,500 Series A-5-1 preferred shares, 13,503,960 Series A-6-1 preferred shares, a warrant to purchase 7,089,120 Series A-4-2 preferred shares for an exercise price per share of US$0.1749, 9,377,500 Series A-5-2 preferred shares for an exercise price per share of US$0.3279 and 13,503,960 Series A-6-2 preferred shares for an exercise price per share of US$0.3279	301
CITIC Capital GL Limited	April 20, 2018	23,444,000 Series A-6-1 preferred shares, 4,348,000 Series A-7-1 preferred shares, a warrant to purchase 23,444,000 Series A-6-2 preferred shares for an exercise price per share of US$0.3279 and 4,348,000 Series A-7-2 preferred shares for an exercise price per share of US$0.3536	279

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
TLZX Development Limited	April 20, 2018	2,756,880 Series A-4-1 preferred shares, 5,251,540 Series A-6-1 preferred shares, a warrant to purchase 2,756,880 Series A-4-2 preferred shares for an exercise price per share of US$0.1749 and 5,251,540 Series A-6-2 preferred shares for an exercise price per share of US$0.3279	81
Vision Plus Capital Fund LP	April 20, 2018	2,000,000 Series A-2-3 preferred shares, 8,000,000 Series A-4-3 preferred shares	US$ equivalent amount of RMB25,000,000 calculated based on the exchange rate as of the funding date
Coastal Frontier International Limited	May 4, 2018	80,000,000 Series A-8 preferred shares	US$ equivalent amount of RMB100,000,000 and exercise of conversion option to convert balance of convertible loan of RMB100,000,000

        The fair value of the Series A-1, A-2, A-4, A-5, A-6, A-7 preferred shares estimated at April 20, 2018 was US$0.37, US$0.37, US$0.37, US$0.39, US$0.39 and US$0.39, respectively. The fair value of the Series A-8 preferred shares estimated at May 4, 2018 was US$0.39.

        We adopted a two-step method to determine the fair value per share prices of the preferred shares issued in conjunction with the restructuring. In the first step, we estimated the total equity value of our company. For valuation dates where there were recent security transactions with respect to our company's equity between unrelated parties, we used a backsolve method to derive the implied total equity value of our company; otherwise, we applied the income approach / discounted cash flow, or DCF, method, based on contemporaneously projected cash flow using management's best estimate as of the valuation dates, to analyze the total equity value of our company. In the second step, based on the total equity value derived in the first step, we derived the fair value of each class of shares by adopting an equity allocation method, with reference to the "Practice Aid—Valuation of Privately Held Company Equity Securities Issued as Compensation" issued by the AICPA in 2013, to allocate equity value of our company between preferred shares and ordinary shares.

        Each warrant issued by us to a purchaser as described above is exercisable by such purchaser if certain conditions precedent are satisfied, which include among others, obtaining requisite governmental approvals in connection with the subscription of the preferred shares issuable under the warrant by such purchaser, and execution of the contractual arrangement with our variable interest entities and other documents as required for the Restructuring by such purchaser and its affiliates. Once these conditions precedents are satisfied, a warrant is exercisable by an eligible purchaser in whole at any time on or prior to the fortieth day following the first confidential submission of a draft of registration statement under the Securities Act of 1933, as amended, for the purposes of the initial public offering of our ordinary shares, or the warrant expiration date, which is extendable at the election of such purchaser under certain circumstances but shall be earlier than the working day immediately prior to the date of the prospectus. If any eligible purchaser elects to exercise its warrant on or prior to the warrant expiration date, we will cancel all the preferred shares held by such purchaser for no consideration and simultaneously issue relevant preferred shares in an amount equal to the cancelled preferred shares, or the warrant shares, to such eligible purchaser for the respective exercise price payable by such eligible purchaser as described above. Each purchaser that subscribes for the warrant shares will be entitled to the same rights and privileges as it was otherwise entitled to as an owner of the preferred shares that were cancelled upon its exercise of the warrant. None of the warrants may be transferred unless the prior written consent of TL is obtained or the transferee is an affiliate of the transferor.

        On June 30, 2018, upon the exercise of the applicable warrants by CITIC Capital GL Limited, we repurchased and cancelled 23,444,000 Series A-6-1 preferred shares and 4,348,000 Series A-7-1 preferred shares held by CITIC Capital GL Limited at par value of US$0.00001 per share, and simultaneously issued 23,444,000 Series A-6-2 preferred shares and 4,348,000 Series A-7-2 preferred shares to CITIC Capital GL Limited for a consideration of US$7,687,287.6 and US$1,537,452.8, respectively.

        On the same day, upon the exercise of the applicable warrant by Shanghai Yongyu II Equity Investment Limited Partnership, which was assigned the right to exercise that warrant granted to YX Venture II Holdings Limited, we repurchased and cancelled 4,689,000 Series A-5-1 preferred shares held by YX Venture II Holdings Limited at par value of US$0.00001 per share and simultaneously issued 4,689,000 Series A-5-2 preferred shares to Shanghai Yongyu II Equity Investment Limited Partnership for a consideration of US$1,537,523.1.

        On the same day, upon the exercise of the applicable warrant by Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership, which was assigned the right to exercise that warrant granted to YX Fintech I Holdings Limited, we repurchased and cancelled 4,348,000 Series A-7-1 preferred shares held by YX Fintech I Holdings Limited at par value of US$0.00001 per share and simultaneously issued 4,348,000 Series A-7-2 preferred shares to Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership for a consideration of US$1,537,452.8.

Shareholders Agreement

        We entered into our second amended and restated shareholders agreement on                , 2018, or the Shareholders Agreement, with certain of our shareholders.

        The Shareholders Agreement provides that our board of directors should consist of no more than nine directors, including five directors designated by the holders of a majority of the then issued and outstanding ordinary shares and four directors being designated by certain holders of our Series A preferred shares.

        Pursuant to the Shareholders Agreement, the Series A preferred shares will be automatically converted into ordinary shares upon the closing of a "qualified initial public offering", which is defined as a firm underwritten public offering of the ordinary shares (or securities representing such ordinary shares) of our company on the Nasdaq Global Market System, the New York Stock Exchange, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange acceptable to certain holders of Series A preferred shares, with an offering price (exclusive of underwriting commissions and expenses) that reflects the valuation of our company immediately prior to such offering being not less than RMB4.0 billion (US$637.7 million).

        Pursuant to the Shareholders Agreement, we have granted certain registration rights to holders of our registrable securities, which include our convertible redeemable preferred shares and ordinary shares converted from convertible redeemable preferred shares, for a period of up to five years from the closing of the offering. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

        Under the terms of the Shareholders Agreement among us and our existing shareholders, certain holders of our registrable securities, at any time from after the earlier of (i) the closing of this offering and (ii) the fourth anniversary of the date of the Shareholders Agreement, until the fifth anniversary of the closing of this offering, have the right to demand that we file a registration statement under the Securities Act covering the registration of all or part of their registrable securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Piggyback Registration Rights

        If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee benefit plan, corporate reorganization, demand registration or Form F-3 registration, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Such requests for registrations are not counted as demand registrations.

Form F-3 Registration Rights

        When eligible for use of form F-3, certain holders of our registrable securities then outstanding may request in writing that we effect a registration on Form F-3 so long, among other things, the gross proceeds of the securities to be sold under the registration statement equal or exceed US$1 million. We, however, are not obligated to effect a registration on Form F-3 if, among other things, we have already effected one registration within any six-month period preceding the date of the registration request. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period. Registration pursuant to Form F-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3 registration rights.

Expenses of Registration

        We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 registration, except that the requesting holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, unless subject to certain exception, if the registration request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered.

        The Shareholders Agreement also provides for certain other shareholders' rights, including information and inspection rights, right of first refusal, co-sale right and drag-along rights. Except for the registration rights, all the shareholders' rights under this agreement, including the abovementioned board representation right, will automatically terminate upon the completion of this offering if this offering meets the definition of a "qualified initial public offering" discussed above.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                    ordinary shares deposited with                    , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at                    . The principal executive office of the depositary is located at                    .

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS or (ii) indirectly through your broker or another financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or that other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or that other financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States. If that is not practical or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary either to distribute the foreign currency to the ADS holders or to hold the foreign currency for the account of the ADS holders, in which case it will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "—Fees and Expenses" and "—Payment of Taxes." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell any ordinary shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will, to the extent permissible by law, also represent the new ordinary shares. The depositary may also sell all or a portion of the ordinary shares that is has not distributed, and distribute the net proceeds in the same way as it does cash. Additionally, the depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

  •
  Elective Distributions in Cash or Shares If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash, in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares, in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. You may not be given the opportunity to receive elective distributions on the same terms and conditions as the holders of our ordinary shares.

  •
  Rights to Subscribe for Additional Shares If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and reasonably practicable to make the rights available, or if rights have been made available but have not been exercised and appear to be about to lapse, the depositary may, if it determines it is lawful and reasonably practicable to do so, endeavor to sell the rights and distribute the net proceeds, in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. The depositary will sell shares that would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash.

    The depositary may sell a portion of the distributed rights sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

    You may not be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  •
  Other Distributions Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is practicable. If the depositary cannot make a distribution in this way, it may endeavor to sell what we distributed and distribute the net proceeds in the same way as it does cash. If the depositary is unable to sell what we distribute, it may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses and any taxes and governmental charges in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's principal office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the Custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you by regular mail delivery or by electronic transmission. The materials will (i) describe the matters to be voted on and (ii) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For your voting instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of the deposit agreement, the deposited securities and our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner in which any vote is cast. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as the following:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares under the ADR facility).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock or share transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit under the ADR facility).

  •
  Fees and expenses incurred in connection with the issuance and/or delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs under the ADR facility.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians that hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate or withholding or other tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities, to the extent permitted by law, and each ADS will automatically represent its equal share of the new deposited securities.
Reclassify, split up, subdivide or consolidate any of the deposited securities	The depositary may deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell our assets, or take any similar action	If any securities received by the depositary may not be lawfully distributed to some or all holders of ADSs, the depositary may sell such securities and distribute the net proceeds in the same way it does cash.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted that would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else:

  •
  Collect distributions on the deposited securities.

  •
  Sell rights and other property.

  •
  Deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale.

        After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of the business of our company or matters relating to the ADSs or the deposit agreement.

        The depositary will maintain facilities in                    to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary as follows:

  •
  We and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct.

  •
  We and the depositary are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement.

  •
  We and the depositary are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement.

  •
  We and the depositary are not liable for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement.

  •
  We and the depositary have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party if in our or the depositary's opinion such proceeding may involve us or the depositary in expense or liability, unless satisfactory indemnity against all expenses and liabilities is furnished as often as may be required.

  •
  We and the depositary may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

  •
  We and the depositary disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any other person believed in good faith to be competent to give such advice or information.

  •
  We and the depositary disclaim any liability for any indirect, special, punitive or consequential damages for any breach of the terms of the deposit agreement or otherwise.

        The depositary and any of its agents also disclaim any liability for any of the following:

  •
  A failure to carry out any instructions to vote.

  •
  The manner in which any vote is cast.

  •
  The effect of any vote.

  •
  A failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement.

  •
  A failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof.

  •
  Any investment risk associated with the acquisition of an interest in the deposited securities.

  •
  The validity or worth of the deposited securities.

  •
  The creditworthiness of any third party.

  •
  Any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities. The depositary and its agents shall not be liable for any acts or omissions made by a successor depositary, provided that in connection with any issue out of which a potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In addition, the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require the following:

  •
  Payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary.

  •
  Satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement.

  •
  Compliance with applicable laws and governmental regulations, and such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable law, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except in the following instances:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

  (U)
  Before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate.

  (ii)
  The pre-release is fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate.

  (iii)
  The depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

        The deposit agreement provides that, to the extent available by the depositary, ADSs shall be evidenced by ADRs issued through DRS/Profile, unless certificated ADRs are specifically requested by the ADS holder. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. The Profile Modification System, or Profile, is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                ADSs outstanding, representing approximately            % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Our ADSs have been approved for listing on the            , but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

[Lock-Up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, not to (i) offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any of our ordinary shares or ADSs or securities that are convertible into or exercisable or exchangeable for our ordinary shares or ADSs, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any such transaction is to be settled by the issuance or delivery of our ordinary shares or ADS, or any other securities of our company, without the prior written consent of the representative of the underwriter, subject to certain exceptions.

        Furthermore, each of our directors, executive officers, existing shareholders and certain incentive shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.]

Regulation S

        Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

        We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an "offshore transaction" if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

        We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

        All of our ordinary shares outstanding prior to this offering and ordinary shares to be issued upon the completion of this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of our then total outstanding ordinary shares, in the form of ADSs or otherwise, which will equal            ordinary shares immediately after this offering; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

        Upon completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital—Registration Rights."

 TAXATION

        The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Fangda Partners, our special PRC counsel; and to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Shearman & Sterling LLP, our U.S. counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC controlled enterprise that is incorporated offshore is located in China. In 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

        According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

        We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" when applied to our offshore entities, we may be considered as a PRC resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources.

        If we are considered a "non-resident enterprise" by the PRC tax authorities, the dividends we receive from our PRC subsidiary will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Samoyed (HK) Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiary if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

        On February 3, 2015, the SAT issued Bulletin 7. Pursuant to Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. Bulletin 7 extends its tax jurisdiction to not only indirect transfers of equity interests but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Announcement 7 provides clearer criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Announcement 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as transferor, the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a

"substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a "reasonable commercial purpose" and was established for the purpose of reducing, avoiding or deferring PRC tax. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure's economic essence and duration and trading fungibility, etc. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. If an overseas holding company lacks a reasonable commercial purpose, gains derived from an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Administration of Taxation promulgated SAT Circular 37, which became effective on December 1, 2017, SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

U.S. Federal Income Tax Considerations

        The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); U.S. expatriates; holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value); investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; persons subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or ordinary shares being taken into account in an "applicable financial statement" (as defined in section 451 of the Code); investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

        In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

        The discussion below of U.S. federal income tax consequences applies to you if you are a "U.S. Holder." You are a U.S. Holder if you are a beneficial owner of our ADSs or ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

        [Except as described in "—PFIC Rules" below, this discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for any taxable year.]

ADSs

        If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

        Certain non-corporate recipients (including individuals) will be subject to tax at preferential tax rates applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) on which the dividend is paid is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. With respect to the first requirement above, relevant administrative guidance indicates that our ADSs will be readily tradable on an established securities market in the United States once they are listed on the            .

        In the event that we are deemed to be a PRC resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under "Taxation—People's Republic of China Taxation". If we are deemed to be a PRC resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

        For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under "Taxation—People's Republic of China Taxation". If we are treated as a PRC resident enterprise and PRC tax were imposed on any gain from your disposition of the ADSs or ordinary shares, you would be able to elect to treat the gain as PRC source income for foreign tax credit purposes if you are eligible for the benefits of the Treaty. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

        A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company's goodwill associated with active business activity is taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        [Based on the projected composition of our assets and income, we do not anticipate becoming a PFIC for our taxable year ending December 31, 2018 or the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years. The determination of whether we will become a PFIC will also depend on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Additionally, although the law in this regard is unclear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, contrary to our view, that we are not the owner of our VIEs for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2018 or any future taxable year.]

        If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

  •
  amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

  •
  amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

        A U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs, you will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction in each such year for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs in a year that we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in

"—Dividends") would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

        The mark-to-market election is available only for "marketable stock" which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter ("regularly traded") on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the                        , which is a qualified exchange for these purposes. If the ADSs are regularly traded, and the ADSs qualify as "marketable stock" for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

        Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ADSs or ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

        You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

        Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.
Total:

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$ per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter's name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

        The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC.

        We intend to apply for the listing of our ADSs on the        under the trading symbol "        ."

        [We and all directors and officers, all existing shareholders and [certain] option holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

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  offer, pledge, charge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

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  file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

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  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs, whether any such transaction described above is to be settled by the issuance or delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.]

        The restrictions described in the preceding paragraph are subject to certain exceptions.

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

        At our request, the underwriters have reserved up to            % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to some of our existing shareholders and business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

              (i)  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

             (ii)  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

            (iii)  person associated with the company under section 708(12) of the Corporations Act; or

            (iv)  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

  and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous

Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction;

(iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

        None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates.

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee,            listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
listing fee
Financial Industry Regulatory Authority Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

 LEGAL MATTERS

        We are being represented by Shearman & Sterling LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Jingtian & Gongcheng. Shearman & Sterling LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

 EXPERTS

        The financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11/F, PricewaterhouseCoopers center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, 200021, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

SAMOYED HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Samoyed Holding Limited

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Samoyed Holding Limited and its subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders' deficit, and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
The People's Republic of China
Shanghai
 May 7, 2018

We have served as the Company's auditor since 2018.

SAMOYED HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma As of December 31, (Unaudited)
	Note	2016	2017	2017	2017	2017
		RMB	RMB	US$	RMB	US$
				Note 2(e)		Note 19
Assets
Cash and cash equivalents	2(g)	35,984	70,324	10,809	70,324	10,809
Restricted cash (including cash and cash equivalents of the consolidated trust of nil and RMB42,091 as of December 31, 2016 and 2017, respectively)	2(h)	56,761	126,554	19,451	126,554	19,451
Short-term investments	2(i)	5,000	—	—	—	—
Property, equipment and software, net	5	2,193	5,184	797	5,184	797
Intangible assets, net	5	372	369	57	369	57
Account receivable, net of provision for loan losses of RMB2,293 and RMB18,633 as of December 31, 2016 and 2017, respectively	9	5,356	18,160	2,791	18,160	2,791
Contract assets	9	35,858	73,860	11,351	73,860	11,351
Loans receivable, net of provision for loan losses of nil and RMB14,972 as of December 31, 2016 and 2017, respectively	3	—	1,214,036	186,593	1,214,036	186,593
Deferred tax assets	11	—	—	—	—	—
Receivable from related parties	10	—	4,970	764	4,970	764
Prepaid expenses and other assets	4	8,372	63,936	9,827	63,936	9,827

Total assets		149,896	1,577,393	242,440	1,577,393	242,440

Liabilities, Mezzanine Equity and Shareholders' Deficit:
Account payable (including account payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB13,958 and RMB13,079 as of December 31, 2016 and 2017, respectively)		(13,958)	(13,079)	(2,010)	(13,079)	(2,010)
Funding debt (including funding debt of the consolidated variable interest entities ("VIEs") without recourse to the Company of nil and RMB1,249,849 as of December 31, 2016 and 2017, respectively)	6	—	(1,249,849)	(192,098)	(1,249,849)	(192,098)
Derivative liability (including derivative liability of the consolidated variable interest entities ("VIEs") without recourse to the Company of nil and RMB6,193 as of December 31, 2016 and 2017, respectively)		—	(6,193)	(952)	(6,193)	(952)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma As of December 31, (Unaudited)
	Note	2016	2017	2017	2017	2017
		RMB	RMB	US$	RMB	US$
				Note 2(e)		Note 19
Liabilities, Mezzanine Equity and Shareholders' Deficit (Continued)
Payroll and welfare payable (including payroll and welfare payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB12,851 and RMB21,915 as of December 31, 2016 and 2017, respectively)		(12,851)	(21,915)	(3,368)	(21,915)	(3,368)
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB22 and RMB2,424 as of December 31, 2016 and 2017, respectively)	11	(22)	(2,424)	(373)	(2,424)	(373)
Convertible loans (including convertible loans of the consolidated variable interest entities ("VIEs") without recourse to the Company of nil and RMB95,082 as of December 31, 2016 and 2017, respectively)	13	—	(95,082)	(14,614)	(95,082)	(14,614)
Financial guarantee liabilities (including financial guarantee liabilities of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB18,414 and RMB37,776 as of December 31, 2016 and 2017, respectively)	2(o)	(18,414)	(37,776)	(5,805)	(37,776)	(5,805)
Payable to a related party (including payable to a related party of the consolidated variable interest entities ("VIEs") without recourse to the Company of nil and RMB8,000 as of December 31, 2016 and 2017, respectively)	10	—	(8,000)	(1,230)	(8,000)	(1,230)
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB2,044 and RMB12,507 as of December 31, 2016 and 2017, respectively)	8	(2,044)	(12,507)	(1,922)	(12,507)	(1,922)

Total liabilities		(47,289)	(1,446,825)	(222,372)	(1,446,825)	(222,372)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,			Pro Forma As of December 31, (Unaudited)
	Note	2016	2017	2017	2017	2017
		RMB	RMB	US$	RMB	US$
				Note 2(e)		Note 19
Commitments and contingencies	16
Mezzanine equity
Convertible redeemable Series A-2 to A-7 preferred shares (US$0.00001 par value; 143,382,500 shares authorized as of December 31, 2016 and 2017, 113,586,750 shares and 143,382,500 shares issued and outstanding as of December 31, 2016 and 2017; none outstanding on a pro forma basis)	14	(147,643)	(233,925)	(35,954)	—	—

Total mezzanine equity		(147,643)	(233,925)	(35,954)	—	—

Shareholders' deficit:
Ordinary shares (US$0.00001 par value; 4,779,964,000 shares authorized as of December 31, 2016 and 2017, 264,959,370 shares and 269,139,086 shares issued and outstanding as of December 31, 2016 and 2017; 489,175,086 shares outstanding on a pro forma basis)	12	(17)	(17)	(3)	(31)	(5)
Non-redeemable preferred shares (US$0.00001 par value; 76,653,500 shares authorized as of December 31, 2016 and 2017, 67,957,500 shares and 76,653,500 shares issued and outstanding as of December 31, 2016 and 2017; none outstanding on a pro forma basis)	12	(65,926)	(85,926)	(13,206)	—	—
Additional paid-in capital		(3,414)	—	—	(319,837)	(49,158)
Accumulated deficit		114,393	189,300	29,095	189,300	29,095

Total shareholders' deficit		45,036	103,357	15,886	(130,568)	(20,068)

Total liabilities, mezzanine equity and shareholders' deficit		(149,896)	(1,577,393)	(242,440)	(1,577,393)	(242,440)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2016	2017	2017
		RMB	RMB	US$ Note 2(e)
Operating revenue:
Loan facilitation service fees	2(n)	31,644	86,439	13,285
Post-facilitation management service fees	2(n)	3,843	16,073	2,470
Financial guarantee income	2(n)	5,658	43,284	6,653
Recommendation fees	2(n)	11,072	87,434	13,438
Other revenue	2(n)	567	2,318	356
Interest income	2(n)	237	57,150	8,785
Interest expense	2(n)	—	(37,296)	(5,733)
Net interest income	2(n)	237	19,854	3,052
Less: Loan provision losses		—	(14,972)	(2,301)

Net operating revenue		53,021	240,430	36,953

Operating expenses:
Facilitation and servicing expenses	2(p)	(42,023)	(83,757)	(12,873)
Guarantee Loss	2(o)	(14,020)	(47,632)	(7,321)
Sales and marketing expenses	2(q)	(50,285)	(97,873)	(15,043)
General and administrative expenses	2(r)	(40,725)	(75,258)	(11,567)

Total operating expenses		(147,053)	(304,520)	(46,804)
Other expenses:
Interest expense on convertible loans		—	(2,265)	(348)
Fair value change of derivatives		—	(684)	(105)

Loss before income tax expense		(94,032)	(67,039)	(10,304)
Income tax expense	11	—	—	—

Net loss		(94,032)	(67,039)	(10,304)
Accretion on convertible redeemable preferred shares to redemption value	14	(5,843)	(21,282)	(3,271)

Net loss attributable to ordinary shareholders		(99,875)	(88,321)	(13,575)

Net loss		(94,032)	(67,039)	(10,304)
Foreign currency translation adjustment, net of nil tax		—	—	—

Comprehensive loss		(94,032)	(67,039)	(10,304)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted		266,608,491	266,711,416	266,711,416
Net loss per share attributable to ordinary shareholders
Basic and diluted		(0.37)	(0.33)	(0.05)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

			Non-redeemable preferred shares
	Ordinary shares
					Additional paid-in capital	Accumulated deficit	Total shareholders' deficit
	Share	Amount	Share	Amount
		RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2015	271,039,463	18	36,569,523	27,500	4,982	(20,361)	12,139

Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	(5,843)	—	(5,843)
Redesignation of ordinary shares to non-redeemable preferred shares	(11,151,070)	(1)	11,151,070	1	—	—	—
Capital contribution by shareholders	5,070,000	—	20,236,907	38,425	4,261	—	42,700
Net loss	—	—			—	(94,032)	(94,032)

Balance as of December 31, 2016	264,959,370	17	67,957,500	65,926	3,414	(114,393)	(45,036)

Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	(13,414)	(7,868)	(21,282)
Capital contribution by shareholders	4,179,716	—	8,696,000	20,000	10,000	—	30,000
Net loss	—	—	—	—	—	(67,039)	(67,039)

Balance as of December 31, 2017	269,139,086	17	76,653,500	85,926	—	(189,300)	(103,357)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

	Year Ended December 31, 2016	Year Ended December 31, 2017
	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net loss	(94,032)	(67,039)	(10,304)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loan loss provision	—	14,972	2,301
Guarantee loss	14,020	47,632	7,321
Depreciation and amortization	807	1,618	249
Fair value change of derivatives	—	684	105

	(79,205)	(2,133)	(328)

Changes in operating assets and liabilities:
Increase in prepaid expenses and other assets	(6,229)	(55,562)	(8,540)
Increase in receivable from related parties	—	(4,970)	(764)
(Increase)/decrease in intangible assets	(321)	2	0
Increase in accounts receivables	(5,332)	(12,804)	(1,968)
Increase in contract assets	(30,536)	(30,758)	(4,727)
Increase/(decrease) in accounts payables	13,337	(879)	(135)
Increase in payroll and welfare payable	10,363	9,064	1,393
(Decrease)/increase in other tax payable	(191)	2,402	369
Increase in accrued expenses and other liabilities	2,044	11,054	1,699
Increase in loan receivable	—	(1,229,008)	(188,895)
Increase in funding debt	—	1,249,849	192,098
Decrease in financial guarantee liabilities	(2,322)	(35,514)	(5,458)

Net cash (used in) operating activities	(98,392)	(99,257)	(15,256)

Cash flows from investing activities:
Purchase of PPE	(2,672)	(4,610)	(708)
(Purchase of)/proceeds from short term investments	(1,000)	5,000	768

Net cash (used in)/ generated by investing activities	(3,672)	390	60

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares	4,274	10,000	1,537
Proceeds from the issuance of preferred shares	38,426	20,000	3,074
Proceeds from the issuance of mezzanine equity	141,800	65,000	9,990
Proceeds from the issuance of convertible loans	—	100,000	15,370
Proceeds from related party loan	—	8,000	1,230

Net cash provided by financing activities	184,500	203,000	31,201

Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net increase in cash and cash equivalents	82,436	104,133	16,005
Total Cash and cash equivalents and restricted cash at beginning of year	10,309	92,745	14,255
Total Cash and cash equivalents and restricted cash at end of year	92,745	196,878	30,260

Supplemental disclosure of cash flow information
Cash paid for interest	—	27,993	4,302
Supplemental disclosure of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	5,843	21,282	3,271

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a)   Principal activities

        Samoyed Holding Limited (the "Company") is a holding company and with its consolidated subsidiaries and consolidated variable interest entities ("VIEs") (collectively referred to as the "Group") operates an online consumer finance company for borrowers and financial institution partners through its platform (www.smyfinancial.com) registered in the People's Republic of China (the "PRC" or "China").

        As of December 31, 2017, the Company's principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect ownership	Date of incorporation	Place of incorporation
Subsidiaries
Samoyed Technologies Holdings Limited	100%	November 16, 2017	British Virgin Islands
Samoyed (HK) Limited	100%	November 24, 2017	Hong Kong, China
Shenzhen Samoyed Information Technology Co., Ltd.	100%	March 14, 2018	Shenzhen, China
VIEs*
Shenzhen Samoyed Internet Finance Service Co., Ltd.	100%	May 26, 2015	Shenzhen, China
Shenzhen Wuyu Technologies Services Co., Ltd.	100%	December 12, 2016	Shenzhen, China

*
Controlled via contractual relationships

(b)   Reorganization

        Shenzhen Samoyed Internet Finance Service Co., Ltd. ("Shenzhen Samoyed") was established in the PRC and began operation in May 2015 by Mr. Tang Debin and Mr. Lin Jianming, (the "Funding Shareholders"). Subsequently Shenzhen Samoyed has completed several rounds of equity financing from third party investors.

        In April 2018, Shenzhen Samoyed completed a reorganization ("Reorganization") involving the following:

        Samoyed Holding Limited (the "Company") was incorporated the laws of the Cayman Islands as an offshore holding company.

        Samoyed Technologies Holdings Limited ("Samoyed BVI"), was incorporated as a wholly-owned subsidiary of the Company, and Samoyed (HK) Limited ("Samoyed HK") was incorporated as a wholly-owned subsidiary of Samoyed BVI. Shenzhen Samoyed Information Technology Co., Ltd. ("Samoyed Information") was established as a wholly-owned subsidiary of Samoyed HK in the PRC.

        Samoyed Information entered into a series of contractual agreements with Shenzhen Samoyed and its shareholders (further discussed in Note 2(b)) which resulted in Samoyed Information becoming the primary beneficiary of Shenzhen Samoyed.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization (Continued)

        Shenzhen Wuyu Technologies Services Co., Ltd. ("Shenzhen Wuyu") was established in the PRC. Samoyed Information entered into a series of contractual agreements with Shenzhen Wuyu and its shareholders such that Shenzhen Wuyu has been treated as a variable interest entity of Samoyed Information since April 2018.

        After the Reorganization, the original shareholders of Shenzhen Samoyed and Shenzhen Wuyu received ordinary shares and preferred shares of the Company by giving up their rights and obligations in Shenzhen Samoyed and Shenzhen Wuyu. The Reorganization was accounted for at historical costs. The assets and liabilities of Shenzhen Samoyed and Shenzhen Wuyu are consolidated in the Company's financial statements at carryover basis.

2. Summary of significant accounting policies

(a)   Basis of presentation

        The Group's consolidated financial statements for the years ended December 31, 2016 and 2017 are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates.

Liquidity

        The Group has been incurring losses from operations since its inception. Accumulated deficit amounted to RMB114,393 and RMB189,300 as of December 31, 2016 and 2017, respectively. The net cash used in operating activities was approximately RMB98,392 and RMB99,257 for the year ended December 31, 2016 and 2017, respectively. As of December 31, 2017, the Group had cash and cash equivalents of RMB70,324. Subsequent to year end, in April 2018, the Group has issued additional Series A-8 Preferred Shares for cash of RMB100,000. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. Based on the Group's operating plan, the existing cash and cash equivalents are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. Accordingly, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

(b)   Principle of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

        All transactions and balances among the Company, the VIEs have been eliminated upon consolidation.

        The Group became the primary beneficiary of Shenzhen Samoyed and Shenzhen Wuyu as a result of a series of contractual arrangements.

        A Summary of the VIE Arrangements is set forth below:

i)     VIE Agreements that give the Company effective control of VIEs and enable the company to receive substantially all of the economic benefits from the VIEs.

        Share Pledge Agreements.    Pursuant to the share pledge agreements, the shareholders of the Company variable interest entities have pledged all of their equity interest in the Company variable interest entities as a continuing first priority security interest, as applicable, to respectively guarantee the Company variable interest entities' performance of their obligations under the exclusive business cooperation agreements between the Company variable interest entities and Samoyed Information. If the Company variable interest entities or any of their shareholders breach their contractual obligations under these agreements, Samoyed Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Samoyed Information's rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable variable interest entities and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of the Company variable interest entities agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Samoyed Information. Samoyed Information is entitled to collect all dividends declared by the Company variable interest entities. Each share pledge agreement will remain effective until the applicable variable interest entity discharge all their obligations under the exclusive business cooperation agreements.

        Power of Attorney.    Pursuant to each power of attorney, each shareholder of the Company variable interest entities has irrevocably appointed Samoyed Information to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder's meetings, appoint directors and executive officers and sell or dispose all or part of the equity interests owned by such shareholder in the Company variable interest entities. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the applicable variable interest entity.

        Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, Samoyed Information has the exclusive right to provide each of the Company variable interest entities and their subsidiaries with technical support, consulting services and other services. In exchange, Samoyed Information is entitled to receive a service fee from each of the Company variable interest entities on a semi-annual basis and in an amount equal to all of its net income. Samoyed Information

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its determination.

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, the Company variable interest entities and each of their shareholders have irrevocably granted Samoyed Information an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder's equity interests in the applicable variable interest entities. As for the equity interests in a variable interest entity, the purchase price should be equal to the minimum price as permitted by PRC law. Without Samoyed Information's prior written consent, each variable interest entity and its shareholders have agreed that such variable interest entity shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investment and etc. No variable interest entity shall declare or distribute dividends to any of its shareholders without the prior written consent of Samoyed Information, and upon the request of Samoyed Information, each variable interest entity shall forthwith distribute all profits available for distribution to its shareholders.

        Each agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its election.

ii)    Consolidated trusts within Shenzhen Samoyed

        As part of the Group's efforts to develop new product offerings, the Group established a business relationship with trusts which were administered by a third-party trust company. The Group holds variable interest in the trust as the Group is entitled to the residual profit in the trust and the Group has agreed to underwrite the loans. The Company determined that this represents a variable interest in a variable interest entity. Since the trust only invests in loans suggested by the Group, the Group has power to direct the activities of the trust. The Group has the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As a result, the Group is considered as a primary beneficiary of the trust and consolidated the trust's assets, liabilities, results of operations and cash flows. As of December 31, 2017, the assets and liabilities included in the consolidated financial statements are restricted cash amounted to RMB42,091, loans receivable net of loan losses amounted to RMB1,214,036, other assets amounted to RMB10,386, prepaid expenses amounted to RMB1,896, interest payables amounted to RMB8,771, funding debt amounted to RMB1,241,078 and other liabilities amounted to RMB14,289. The net revenue for the year ended December 31, 2017 included in the consolidated statement comprehensive income (loss) is RMB4,272. The assets of the trust can only be used to settle obligations of the trust.

        The following table sets forth the assets, liabilities, results of operations and cash flows of Shenzhen Samoyed, Shenzhen Wuyu and their subsidiaries (including the consolidated trusts) if any,

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

which are included in the Group's consolidated financial statements. Transactions between the VIEs are eliminated in the balances presented below:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Cash and cash equivalents	35,984	70,324
Restricted cash	56,761	126,554
Short-term investments	5,000	—
Property, equipment and software, net	2,193	5,184
Intangible assets, net	372	369
Accounts receivable	5,356	18,160
Contract assets	35,858	73,860
Loans receivable, net of provision for loan losses	—	1,214,036
Receivable from related parties	—	4,970
Prepaid expenses and other assets	8,372	63,936

Total assets	149,896	1,577,393

Account payable	(13,958)	(13,079)
Funding debt	—	(1,249,849)
Derivative liability	—	(6,193)
Payroll and welfare payable	(12,851)	(21,915)
Taxes payable	(22)	(2,424)
Convertible loans	—	(95,082)
Financial guarantee liabilities	(18,414)	(37,776)
Payable to a related party	—	(8,000)
Accrued expenses and other liabilities	(2,044)	(12,507)

Total liabilities	(47,289)	(1,446,825)

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

	Year Ended December 31, 2016	Year Ended December 31, 2017
	RMB	RMB
Net operating revenue	53,021	240,430
Net loss	(94,032)	(67,039)

Net cash (used in) operating activities	(98,392)	(99,257)
Net cash (used in)/ provided by investing activities	(3,672)	390
Net cash provided by financing activities	184,500	203,000

Net increase in cash and cash equivalents	82,436	104,133
Total cash and cash equivalents and restricted cash at beginning of year	10,309	92,745

Total cash and cash equivalents and restricted cash at end of year	92,745	196,878

(c)   Use of estimates

        The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

        Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, financial guarantee liabilities, allowance for loan losses, determination of uncertain tax positions and accounting for convertible loans, convertible redeemable preferred shares and derivatives. Such accounting estimates are impacted significantly by judgments and assumptions used in the preparation of the Group's consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

(d)   Foreign currency and foreign currency translation

        The Group uses Renminbi ("RMB") as its reporting currency. The US$ is the functional currency of the Group's entities incorporated in Cayman Islands and Hong Kong, and the RMB is the functional currency of the Group's PRC subsidiaries.

        Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income/(loss).

        The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders' deficit on the

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Summary of significant accounting policies (Continued)

consolidated financial statements. The exchange rates used for translation on December 31, 2016 and 2017 were US$1.00=RMB6.9370 and RMB6.5342, respectively, representing the index rates stipulated by the People's Bank of China.

(e)   Convenience translation

        Translations of balances in the Group's consolidated balance sheet, consolidated statement of comprehensive income/(loss) and consolidated statement of cash flows from RMB into US$ as of and for year ended December 29, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

(f)    Certain risks and concentration

        As of December 31, 2016 and 2017, substantially all of the Group's cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable, loans receivable and contract assets are generally unsecured and denominated in RMB, and are derived from loans originated and revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2016 and 2017. No individual customer accounted for more than 10% of accounts receivable, loans receivable or contract assets as of December 31, 2016 and 2017.

(g)   Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(h)   Restricted cash

        Restricted cash represents: (i) cash received from financial institutional partners ("FIP") or borrowers that has not yet been disbursed or repaid, respectively, due to a settlement time lag. As of December 31, 2016 and 2017, the restricted cash related to cash not yet disbursed amounted to RMB6,744 and RMB52,607, respectively. (ii) security deposits set aside as requested by the FIP, amounted to RMB50,017 and RMB73,947 as of December 31, 2016 and 2017, respectively.

(i)    Short-term Investments

        Short-term investments mainly consist of investments placed with banks with original maturities between three months and one year and investments in money market funds. Interest earned is recorded as net interest income in the consolidated statements of comprehensive income/(loss) during the years presented.

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2. Summary of significant accounting policies (Continued)

(j)    Fair value measurement

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

        The three levels of inputs that may be used to measure fair value include:

        Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

        Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

        The Group's consolidated financial instruments consist principally of cash and cash equivalents, restricted cash, accounts receivable, contract assets, loans receivable, account payable, funding debt, convertible loans, payable to a related party, financial guarantee liabilities and derivatives. As of December 31, 2016 and 2017, the carrying values of the foregoing assets and liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

        On a recurring basis, the Group measures its short-term investments and derivative liability at fair value. Management is responsible for determining the fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Summary of significant accounting policies (Continued)

        The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—Money market funds	—	5,000	—	5,000

Total Assets	—	5,000	—	5,000

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Liabilities
Derivative liability	—	—	6,193	6,193

Total liabilities	—	—	6,193	6,193

        The Group values its short-term investment held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

        The derivative liability represents the fair value of warrant of the convertible loans, the determination of the fair value requires significant judgment and estimation. Changes in fair value are recorded in the consolidated statement of comprehensive income/(loss).

        The Group uses the discounted cash flow model to value these derivative liability at inception and subsequent valuation dates. The Group analyzes the fair value of this derivative liability by first defining the cash flows associated with the derivative liability and then considers the assumptions used in determining the cash flows from a market participant's perspective. This discounted cash flow model incorporates assumptions such as the expected growth rate, as well as weighted average cost of capital ("WACC"). The expected growth rate and WACC are determined based on the historical performance of the Group and adjusted by the inputs that other market participants would use. The Group classifies the valuation techniques that use these inputs as Level 3.

(k)   Loans receivable, net

        Loans receivable represents loan originated by the Group through the consolidated trusts (Note 3), which is due from the borrowers. The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company's best estimate of the amounts that will not be collected.

        The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based

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2. Summary of significant accounting policies (Continued)

on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

        The Group writes-off the loans receivable and the related allowance when management determines that repayment of a loan is not probable. The Company considers that it is unlikely that a loan receivable balance will be recoverable when it is overdue for more than 7 months. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

        Accrued interest income on loans receivable is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Loans receivable is placed on non-accrual status upon reaching 90 days past due and is fully impaired with allowances made.

(l)    Property, equipment and software, net

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Property, equipment and software are depreciated over the estimated useful lives of the assets using the straight-line method. The table below sets forth the estimated useful life:

Category	Estimated useful life
Office furniture and equipment	3 years
Computer and electronic equipment	3 years
Software	10 years
Leasehold improvements	useful life on contracts

        Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the consolidated financial statements and any resulting gain or loss is recognized in consolidated statement of comprehensive income/(loss).

(m)  Impairment of long-lived assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016 and 2017.

(n)   Revenue recognition

        The Group engages primarily in operating an online consumer finance company by providing an online platform which facilitates borrowers and financial institution partners. The Group determined that it is not the legal lender and legal borrower in the loan facilitation and post facilitation management processes. Therefore, the Group does not record loans receivable and payable arising from the loans between FIP and borrowers on its balance sheets. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

Group's activities and is recorded net of value-added tax ("VAT"). The two performance obligations are loan facilitation services and post-facilitation management services (e.g. cash processing and collection services).

        Revenue recognition policies for each type of service are discussed as follows:

Revenue from loans facilitation and post-facilitation management

        The Group charges fees at the inception of the loan for facilitating loan origination (covering matching of FIP to borrowers and facilitating the execution of loan agreement between FIP and borrowers) for providing ongoing monthly services (covering account management services and collection services) and guarantee services to FIP (covering the loss suffered by the FIP in case when borrowers default). The Group collects the entire fee relating to loan facilitation, post-facilitation management services and guarantee services as one combined fee. A portion of the total fees are first allocated to guarantee according to ASC 460 based on its fair value, and the remainder is then allocated to the loan facilitation and post-facilitation management services based on their relative fair values.

        The Group considers the loan facilitation and post-facilitation management as two distinct performance obligations. Although the Group does not sell these services separately, the Group estimated the stand alone selling price using the expected cost plus a margin approach. Thus, all fees are allocated among loan facilitation and post-facilitation. The Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, default histories of the borrowers and other market factors. The fees allocated to loan facilitation are recognized as revenue upon execution of loan agreements between FIP and borrowers; the fees allocated to post-facilitation management services are recognized over the period of the loan. Since the service fees are collected on a monthly basis over the term of the loan, a contract asset is recognized to the extent service is rendered prior to collection of fees.

        In addition, the Group also receives variable fees which are contingent on future events.

        For facilitated loans which the Group is entitled to variable fees from certain FIPs, such variable fee relates to ongoing service fees that the Company is entitled to and is included as part of the total transaction price to the extent that it is probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. Both the fixed consideration and variable consideration are considered in determining the total consideration.

        The Company estimates the variable fees based on the expected default rates of the loans facilitated at loan inception. The Group uses the actual historical default experiences by risk categories as well as the market and industry experiences when estimating a reasonable default rate of loans facilitated.

        The total consideration (including the variable fee) is then allocated to the guarantee services (if applicable) and the two performance obligation in accordance with ASC 606 as described previously.

        The other one is such as charges of overdue payments, these variable fees are not recognized until the uncertainty associated with the variable consideration is resolved, which is when the overdue

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

charges are collected. These fees are classified within other revenue in the consolidated statement of comprehensive income/(loss).

        For the year ended December 31, 2016 and 2017, revenues from loans facilitated by the company (other than those facilitated through the consolidated trusts(1)) by product offering for each of the periods presented as follows:

	Credit card balance transfer	Cash advances	Credit loans	Total
For the year ended December 31, 2016
Loan Facilitation	31,264	380	—	31,644
Post Loan Facilitation	3,826	17	—	3,843
Financial guarantee income	5,646	12	—	5,658

	40,736	409	—	41,145

For the year ended December 31, 2017
Loan Facilitation	37,908	35,155	13,376	86,439
Post Loan Facilitation	11,409	4,526	138	16,073
Financial guarantee income	34,491	8,793	—	43,284

	83,808	48,474	13,514	145,796

(1)
Excludes interest income and interest expense related to loans facilitated through the Company's consolidated trusts.

Revenue from recommendation services

        The Group provides recommendation services by referring users to other third-party financial services providers for financial services, such as applications of credit cards, insurance packages and other financial services. These fees are recognized when the Group has fulfilled its performance obligation, for example, when the application has been completed, and are classified within Recommendation Fees in the consolidated statement of comprehensive income/ (loss).

Incentives

        From time to time, the Company may at its discretion provides interest reduction coupon to borrowers on its platform which can be used by borrowers for their repayments of loans facilitated by the Company. The cost of such incentives are recorded as a reduction of revenue.

        For the year ended December 31, 2016 and 2017, total incentives paid to borrowers recorded as a reduction of revenue amounted to RMB0.2 million, RMB2.6 million, respectively.

Other revenue

        Other revenue includes the charges of overdue payments for certain arrangements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

Net interest income

        Interest income represents interest on loan receivable (Note 3) and short-term investments. Interest expense is accrued based on the expected rate of return during the contractual term of the funding debt. The table below sets forth the interest income and interest expense in the consolidated statement of comprehensive income/(loss) related to the loans originated by the Group recorded during the years ended December 31, 2016 and 2017 are as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB
Interest income from short-term investments	237	610
Interest income from loan receivable(1)	—	56,540
Less: Interest expense of funding debt	—	(37,296)

Net interest income	237	19,854

(1)
For the periods presented, substantially all of the loans which generated the interest income are credit card balance transfer.

Value added tax

        The Group is subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT and related surcharges are excluded from net revenues.

(o)   Financial guarantees

        For the loans facilitated through the Group's platform where the Group provides a guarantee to the FIP, the Group is only obligated to provide payments to the guaranteed party solely in the event of borrowers' default. Accordingly, the Group accounts for such guarantee liabilities in accordance with ASC Topic 460 and measured such at fair value at inception. The guarantee liabilities are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each loan facilitated between the borrower and the FIP is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the FIP is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts, measured using the guidance in ASC Topic 450, Contingencies.

        Subsequent to initial recognition, the guarantee liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. The Group follows ASC 460-10-35-1 to reduce the non-contingent component of the guarantee liability systematically over the term of the loan. With respect to the contingent component, the Group continues to evaluate based on an estimate of probable payout.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Summary of significant accounting policies (Continued)

        As the fees attributable to the guarantee are collected over the term of the loan, rather than at inception, a contract asset is recognized at loan inception at its fair value on a loan-by-loan basis. The fair value is estimated based on the attributable fees to be received over the term of the loan, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan. By taking into account the risk of default in the fair value estimate, the receivable the Group records is representative of what is deemed to be collectible. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the guarantee receivable. If the carrying amounts of the guarantee receivable exceeds the expected collections, an impairment loss is recorded for the guarantee receivable not recoverable.

        On a loan-by-loan basis, the Group determines the amount of fees attributable to the guarantee required from the FIP based on the estimated loss rate of the loans and the resulted fair value of financial guarantee liabilities in accordance with ASC 460-10-25-2 and ASC 460-10-32 thru 3. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The amount of fees is recognised as income and the amount of financial guarantee liabilities is reduced under ASC 460-10-35-2 on a systematic basis over the term of the guarantee when the borrowers pay their instalments of loans with principal and interest to the FIP, and the FIP pay the guarantee fees to the Group concurrently on a monthly basis.

        The following table sets forth the activities of guarantee liabilities for the years ended December 31, 2016 and 2017:

	Credit card balance transfer	Cash advances	Total
Balance as of January 1, 2016	301	—	301
Fair value of newly written guarantees	12,264	149	12,413
Release of liabilities upon repayments	(5,986)	(12)	(5,998)
Payouts during the year.	(2,438)	—	(2,438)
Recoveries during the year	116	—	116
Contingent liability recognized under ASC 450 subsequently—charged to income statement	13,884	136	14,020

Balance as of December 31,2016	18,141	273	18,414

Fair value of newly written guarantees	39,062	14,063	53,125
Release of liabilities upon repayments	(36,561)	(9,320)	(45,881)
Payouts during the year	(36,756)	(694)	(37,450)
Recoveries during the year	1,918	18	1,936
Contingent liability recognized under ASC 450 subsequently—charged to income statement	40,627	7,005	47,632

Balance as of December 31, 2017	26,431	11,345	37,776

        As of December 31, 2016 and 2017, the amounts of maximum potential future payment the Group would be required to make were RMB18,414 and RMB37,776, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        As at December 31, 2016 and 2017 respectively, the original and outstanding loan balance, remaining weighted average contractual term and charge-off rates of the underlying loans to which the Company's contingent liabilities relate to were summarized in the following tables:

	Loan original amount
	For the year ended December 31, 2016	For the year ended December 31, 2017
Credit card Balance Transfer	2,748,965	3,554,142
Cash Advance	17,707	1,276,489

Total	2,766,672	4,830,631

	Loan outstanding balance
	As of December 31, 2016	As of December 31, 2017
Credit card Balance Transfer	1,419,051	913,101
Cash Advance	15,028	321,487

Total	1,434 ,079	1,234,588

Charge-off Rate	For the year ended December 31, 2016	For the year ended December 31, 2017
Credit card Balance Transfer	0.00%	2.30%
Cash Advance	0.00%	0.00%

		Remaining weighted average contractual term (months)
As of December 31, 2016	Credit card Balance Transfer	7.10
	Cash Advance	8.41
As of December 31, 2017	Credit card Balance Transfer	5.15
	Cash Advance	6.03

(p)   Facilitation and servicing expenses

        Facilitation and servicing expenses primarily consist of employee salaries and benefits who facilitate the loan facilitation, perform risk pricing, debt-collection service, customer service, data processing and data analysis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(q)   Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB45,851 and RMB93,406 in 2016 and 2017, respectively, are charged to the consolidated statements of comprehensive income/(loss) as incurred.

	December 31, 2016	December 31, 2017
Branding	339	3,157
Advertising and online marketing promotion	45,512	90,248
Staff cost	4,418	4,421
Depreciation	16	47
Total	50,285	97,873

(r)   General and administrative expenses

        General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses. General and administrative expenses also include research and development expenditures, amounting to RMB18,628 and RMB30,629 in 2016 and 2017, respectively.

	December 31, 2016	December 31, 2017
Research and development	18,628	30,631
Salary and benefits	11,636	19,432
Professional service fee	2,562	8,666
Travel expenses	1,640	3,771
Office and facilities	3,087	5,499
Information service	1,339	3,461
Others	1,850	3,708
Total	40,742	75,168

(s)   Operating leases

        A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent-free period, the Group records the total expenses on a straight-line basis over the lease term.

(t)    Taxation

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income/(loss) in the period of the enactment of the change.

        The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

        The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(u)   Earnings (loss) per share

        Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(v)   Segment reporting

        The Group's chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are all located in the PRC and all of the Group's revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(w)  Recently issued accounting standards

        In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), and early adoption is permitted. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for this amendment is the same as those for the new revenue guidance. The Group has early adopted this ASU on January 1, 2016.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which amends guidance related to certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The company does not expect the update will have significant impact on the Group's financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The new standard is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Group is currently evaluating the impact of this guidance on its financial statements.

        In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective for fiscal years beginning after December 15, 2020. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its financial position, results of operations and cash flows.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) ("ASU 2016-18").This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Group has early adopted this ASU on January 1, 2016.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business ("ASU 2017-01"), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Group is currently evaluating the impact of this guidance on its financial statements.

        In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets ("ASU 2017-05"), which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The Group has early adopted this ASU concurrent with the adoption of ASU 2014-09.

        In May 2017, the FASB issued ASU 2017-09, "Compensation—Stock compensation (Topic 718): Scope of modification accounting" to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group will adopt this new standard effective on January 1, 2018. The adoption of ASU 2017-09 is not expected to have a material impact on the Group's consolidated financial statements.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net

        Loans receivable originated and retained by the Group consist of the following:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Loans	—	1,229,008
Allowance for loan losses
Individually assessed	—	(3,483)
Collectively assessed	—	(11,489)

Allowance for loan losses	—	(14,972)

Loans receivable, net	—	1,214,036

        As of December 31, 2017, these loans are primarily personal loans made to individual borrowers with an original term up to a year. As of December 31, 2017, these loans are substantially all related to credit card balance transfer loans. The annualized effective interest rate of these loans ranged between 10%~24%.

        For the years ended December 31, 2016 and 2017, the provision for loan losses, net of reversals of nil and RMB14,972 were charged to the consolidated statement of comprehensive income/(loss), respectively. There were no loan write-offs for the years ended December 31, 2016 and 2017 as there were no outstanding loan balance that remained overdue for more than 7 months.

        Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan's past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal.

        The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2016 and 2017

	December 31, 2016	December 31, 2017
	RMB	RMB
Beginning balance	—	—
Provisions	—	17,647
Release of allowance related to loan receivables	—	(2,675)

Ending balance	—	14,972

        The following table sets forth the aging of loans as of December 31, 2016 and December 31, 2017:

	1 - 29 days past Due	30 - 59 days past Due	60 - 89 days past Due	Over 90 days past Due	Total past due	Current	Total loans
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2016	—	—	—	—	—	—	—

December 31, 2017	7,943	2,683	1,736	3,483	15,845	1,213,163	1,229,008

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (Continued)

        The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance for loan losses is comprised of two components. The first component covers loans past due over 90 days ("non-performing loans"). The second component covers other loans. Management performs a regular evaluation of the adequacy of the allowance.

        The non-performing loans are subject to individual impairment measurement based on the value of projected future cash flows.

        The allowance for other loans are based on the Group's past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

4. Prepaid expenses and other assets

        Receivables, prepayments and other assets consist of the following:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Security deposit(1)	—	51,784
Prepaid rental	2,838	1,229
Prepaid professional service fee	126	651
Prepaid credit checking expense	3,763	5,710
Prepaid to trust managers	—	1,896
Prepaid insurance expense	892	43
Prepaid online marketing expenses	106	46
Employee advances	272	501
Others	375	2,076

	8,372	63,936

(1)
Included in security deposit was RMB49,581 relating to security deposits set aside as requested by certained FIP and investors in trusts, held in accounts under the FIP and investors in trusts' name.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

5. Property, equipment, software and intangible assets, net

        Property, equipment, software and intangible asset, net, consist of the following:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Computer and electronic equipment	1,427	5,875
Office furniture and equipment	122	242
Leasehold improvement	1,850	1,850
Software	405	443

Total	3,804	8,410
Less: Accumulated depreciation and amortization(1)	(1,239)	(2,857)

Property, equipment, software and intangible asset, net	2,565	5,553

(1)
Depreciation and amortization expenses in 2016 and 2017 was RMB807 and RMB1,618 respectively.

6. Funding debt

        As of December 31, 2017, funding debt payable to the FIP of the consolidated trust with an original term up to a year and with a due date from 3 months to 12 months. The annualized effective interest rates of the debt ranged between 6.5%-9%.

        The following table summarizes the remaining contractual maturity dates of the Group's funding debts and associated interest rate:

	Within 3 months	3 - 6 months	6 - 9 months	9 - 12 months	Over 12 months	Total funding debt
December 31, 2016	—	—	—	—	—	—

December 31, 2017	—	50,232	148,838	548,283	502,496	1,249,849

Interest rate	—	6.5%	7.2%	7.1% - 8.4%	6.7% - 7.2%	6.5% - 8.4%

7. Employee benefits

        The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income/ (loss) for such employee benefits amounted to approximately RMB50,102 and RMB79,097 in 2016 and 2017, respectively.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

8. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Interest payables	—	1,582
Marketing and promotion expense	278	5,163
Accrued professional fees	—	3,742
Others	1,766	2,020

	2,044	12,507

9. Contract asset and accounts receivable

        The timing of revenue recognition, scheduled payments, and cash collections results in contract assets and accounts receivables. Generally, a contract asset is recorded when service is rendered prior to scheduled payment, scheduled payments occurs immediately after revenue recognition, resulting in contract assets. Accounts receivable are recorded when the right to consideration becomes unconditional at the time of scheduled payment and are presented separately in the consolidated balance sheet.

        The increases of contract assets and accounts receivable were primarily due to the increased number of total loans facilitated during the year.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset and accounts receivable (Continued)

        The following table sets forth the rollforward of contract assets and accounts receivable for the years ended December 31, 2016 and 2017:

Contract Asset	Credit card balance transfer	Cash Advance	Credit Loans	Recommendation Service	Total
Balance as of January 1, 2016	409	—	—	—	409
Loan facilitation, post-facilitation, guarantee and recommendation services rendered	37,194	421	—	11,738	49,353
Fair value of newly written guarantees	12,264	149	—	—	12,413
Fees collected on guarantee services	(5,985)	(13)	—	—	(5,998)
Fees collected on loan facilitation,post-facilitation, guarantee and recommendation services rendered	(17,020)	(79)	—	(3,220)	(20,319)

Balance as of December 31, 2016	26,862	478	—	8,518	35,858

Balance as of January 1, 2017	26,862	478	—	8,518	35,858
Loan facilitation, post-facilitation, guarantee and recommendation services rendered	52,276	42,062	14,325	92,680	201,343
Fair value of newly written guarantees	39,062	14,063	—	—	53,125
Fees collected on guarantee services	(36,561)	(9,320)	—	—	(45,881)
Fees collected on loan facilitation,post-facilitation, guarantee and recommendation services rendered	(46,548)	(34,660)	(6,673)	(82,704)	(170,585)

Balance as of December 31, 2017	35,091	12,623	7,652	18,494	73,860

        The fair value of the guarantee at inception is the initial measurement of the guarantee liability at loan inception during the current period, while the cash collected on guarantee is the cash received from the FIPs for the guarantee service rendered for the loan facilitated during the current and previous periods. The difference between the fair value of the guarantee at inception and the cash collected during the period is caused by the different facilitated loan amounts and/or guarantee fee rate during different periods. The impairment of the amount repaid by the Company to FIP on behalf of the borrowers is assessed and recorded in Financial Guarantee Liabilities/Accounts Receivables and Guarantee Loss.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset and accounts receivable (Continued)

Accounts receivable

	Credit card Balance Transfer	Cash Advance	Total
Balance as of January 1, 2016	24	—	24
Payments under financial guarantee liabilities	20,921	—	20,921
Cash Collected	(13,151)	—	(13,151)
Charge off (Note)	(145)	—	(145)

Balance as of December 31, 2016	7,649	—	7,649

Balance as of January 1, 2017	7,649	—	7,649
Payments under financial guarantee liabilities	75,236	5,002	80,238
Cash Collected	(28,306)	(1,678)	(29,984)
Charge off (Note)	(21,022)	(88)	(21,110)

Balance as of December 31, 2017	33,557	3,236	36,793

        The charge off amounts represent the loan installment which the borrowers did not repay for over 210 days, at which time, the accounts receivable will be charged off against the allowance for loan losses. Provision for allowance for loan lossess is recognized as guarante loss in the income statement.

        Accounts receivable originated and retained by the Group consist of the following:

	As of
	December 31, 2016	December 31, 2017
Accounts receivable	7,649	36,793
Allowance for loan losses	(2,293)	(18,633)

Accounts receivable, net	5,356	18,160

        The following table sets forth the activity in the allowance for accounts receivable for the years ended December 31, 2016 and 2017:

	As of
	December 31, 2016	December 31, 2017
Beginning balance	—	2,293
Transfer from financial guarantee liabilities	2,438	37,450
Charge-offs	(145)	(21,110)

Ending balance	2,293	18,633

        Payments made by the Company under the financial guarantee arrangement are recorded as accounts receivable from the borrowers when payments are made. The related allowance for loan losses on the accounts receivable is calculated together with all outstanding guarantees under financial

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset and accounts receivable (Continued)

guarantee liabilities based on ASC 460 and ASC 450. When the account receivable is overdue by 90 days, an allowance equal to the full receivable will be transferred from financial guarantee liabilities to allowance for loan losses for accounts receivable.

10. Related party balances and transactions

        The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shenzhen Tanglin Investment Co., Ltd ("Shenzhen Tanglin")	A shareholder of the Group
Kunxi Financial Services (Shanghai) Co., Ltd ("Shanghai Kunxi")	Common shareholders
Shanghai Futong Information Technology Co., Ltd ("Shanghai Futong")	Common shareholders
Shenzhen Nianlun Financial Services Co., Ltd ("Shenzhen Nianlun")	Common shareholders
Shanghai Xinheliangcheng Information Technology Co., Ltd.("Shanghai Xinheliangcheng")	A shareholder of the Group

  Expenses paid to related parties

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Shanghai Kunxi	100	100
Shanghai Futong	180	60
Shenzhen Nianlun	—	25

	280	185

Related to:
General and administrative expense	100	125
Sales and marketing expense	180	60

	280	185

        Service fee expenses represent the marketing and due diligence services provided to the Group.

  Amounts due from a related party

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Shanghai Kunxi	—	2,970

        Amount due from the related party represents the amount prepaid for potential investing activities to be conducted on behalf of the Group. As of the year ended December 2017, no acquisition has been taken place.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

10. Related party balances and transactions (Continued)

  Loan to a related party

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Shanghai Xinheliangcheng	—	2,000

        In November 2017, the Group provided a one year non-interest bearing loan of RMB2 million to Shanghai Xinheliangcheng.

  Loan from a related party

	Year ended December 31, 2016	Year ended December 31, 2017
	RMB	RMB
Shenzhen Tanglin	—	8,000

        In November 2017, the Group entered into a loan agreement with its shareholder, Shenzhen Tanglin, pursuant to the agreement, Shenzhen Tanglin provided a one year non-interest bearing loan of RMB8,000. The loan has been fully repaid in January 2018.

11. Taxation

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        Hong Kong profits tax rate is 16.5% for the years ended December 31, 2016 and 2017. No Hong Kong profits tax was provided for as there was no estimated assessable profits tax during the relevant periods.

The PRC

        On March 16, 2007, the National People's Congress of the PRC enacted an Enterprise Income Tax Law ("EIT Law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for "high and new technology enterprises" ("HNTE"), which will be entitled to a favorable statutory tax rate of 15%. An enterprise's qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In November 2013, the local governments announced that Shenzhen Samoyed was qualified as HNTE and was subject to a preferential statutory tax rate of 15% for 2015, 2016 and 2017. In 2017, Shenzhen Samoyed re-applied

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

for HNTE status and was approved the HNTE status in December 2016. Accordingly, Shenzhen Samoyed continued to be taxed at, and will be taxed at, a 15% rate after 2016.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

        The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Composition of income tax expense

        The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) during the year ended December 31, 2016 and 2017 are nil for both year.

Reconciliation of the differences between statutory tax rate and the effective tax rate

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016 and 2017 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2017.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

        The following table sets forth reconciliation between the computed expected tax expense/(benefit) rate and the effective income tax rate:

	Year Ended December 31, 2016	Year Ended December 31, 2017
	RMB	RMB
Statutory tax rate	(25)%	(25)%
Research and development tax credit	(7)%	(18)%
Change in valuation allowance	32%	43%

Effective income tax rate	—	—

Deferred tax assets

        The following table sets forth the significant components of the deferred tax assets:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB
Deferred tax assets:
Net accumulated losses-carry forward	16,056	6,986
Deferred revenue and other temporary difference	10,579	25,072
Allowance for doubtful accounts and loan losses	3,906	15,814

Total deferred tax assets	30,541	47,872

Less: valuation allowance	(30,541)	(48,872)

Total deferred tax assets, net	—	—

Rollforward of valuation allowances

	Year Ended December 31, 2016	Year Ended December 31, 2017
At beginning of year	4,404	30,541
Current year additions	26,137	17,331
Current year reversals	—	—

At end of year	30,541	47,872

        Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2016 and 2017, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

        As of December 31, 2017, total tax loss carry forwards of the Company's subsidiaries in the PRC of approximately RMB27,944, will expire if not used between 2020 and 2022. The applicable carry-forward limitation period is 5 years under the PRC CIT law.

Uncertain tax positions

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

12. Ordinary shares and non-redeemable preferred shares

        In November 2017, Samoyed Holding Limited was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 5,000,000,000 shares, of which 4,779,964,000 shares are designated as ordinary shares at par value of US$0.00001 and 220,036,000 as preferred shares. As part of the Group's Reorganization in April 2018 discussed in Note 1(b), the Company issued certain ordinary shares and non-redeemable preferred shares to some of the then shareholders of Shenzhen Samoyed in exchange for their equity interest in Shenzhen Samoyed. As of December 31, 2016 and 2017, the issued and outstanding number of outstanding ordinary shares was 264,959,370 and 269,139,086, respectively; the issued and outstanding number of non-redeemable preferred shares were 67,957,500 and 76,653,500, respectively.

13. Convertible loans

        In November 2017, Shenzhen Samoyed entered into investment agreement with a third party investor to issue a convertible loan amounted to RMB100,000 with compounding interest at 13% per annum, maturing one year after the issuance date. Pursuant to the investment agreement, the holder of the convertible loan may (i) convert all or part of the outstanding principal into preferred shares of the Company, or (ii) if the Reorganization is not completed within one year from the date of issuance, convert all or part of the outstanding principal into shares of Shenzhen Samoyed. The conversion price is determined based on a valuation of RMB1,250,000. Upon conversion of the convertible loan into preferred shares of the Company, the holder has a warrant to subscribe for up to RMB100,000 in preferred shares of the Company, also based on a valuation of RMB1,250,000.

        Upon maturity of the RMB100,000 convertible loan, if the conversion option has yet to be exercised, the holder has the option to extend the convertible loan by one more year and also subscribe for another RMB 100 million of convertible loan, with the same conversion term and conversion price as the first RMB 100 million convertible loan.

        The Company has recorded the warrant to subscribe preferred shares and the option to subscribe additional convertible loan as a derivative at fair value. With respect to the conversion option, since it cannot be net settled and does not meet the definition of a derivative, the conversion feature is not bifurcated from the debt host.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares

        As part of the Group's Reorganization in April 2018 discussed in Note 1(b), the Company issued the following redeemable convertible preferred shares to some of the then shareholders of Shenzhen Samoyed in exchange for their rights and obligations in Shenzhen Samoyed.

        The Company's issued and outstanding convertible redeemable preferred shares are summarized as follows:

	As of December 31
		No. of shares issued and outstanding
	No. of shares authorized
		2016	2017
Series A-3	44,309,000	44,309,000	44,309,000
Series A-4	48,178,000	48,178,000	48,178,000
Series A-6	42,199,500	21,099,750	42,199,500
Series A-7	8,696,000	—	8,696,000

Total	143,382,500	113,586,750	143,382,500

        Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of US$0.00001 per share.

        The Group determined that the Series A-2, A-3, A-4, A-5, A-6, A-7 Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Preferred Shares are contingently redeemable at any time on or after December 31, 2020 in the event that a qualified initial public offering ("QIPO") has not occurred and the Preferred Shares have not been converted. The QIPO is defined as a firm underwritten public offering of the Ordinary Shares of the Company on the Nasdaq Global Market System, the New York Stock Exchange, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange, with an offering price (exclusive of underwriting commissions and expenses) that reflects the valuation of the Company immediately prior to such offering being not less than RMB 4,000,000.

        Series A-1 Preferred Shares are not redeemable and therefore are classified within permanent equity (Note 12).

        The key terms of the Preferred Shares are as follows:

Conversion rights

        Each of the Preferred Shares is convertible, at the option of the holder, into the Company's ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such Preferred Shares, subject to adjustments in the event of (i) share splits, share dividends, combinations, recapitalization and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

        The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a QIPO.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares (Continued)

Dividend rights

        The holder of preferred shares shall be entitled to dividend rights on an as-converted basis.

Liquidation preferences

        In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary Shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the 100% of the original issue price. If the funds were insufficient to pay the full original issue price, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Preferred Shares holders in proportion to the amount each such holder is otherwise entitled to receive. After distribution or payment in full of such amounts, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (on an as-converted basis).

Voting rights

        The holder of the Preferred Shares shall be entitled to the voting rights on an as-converted basis.

Redemption rights

        At any time on or after December 31, 2020, any holder of the Preferred Shares (except for Series A-1 Preferred Shares) may request the Company to redeem any or all of the Preferred Shares held by such holder. The redemption prices shall be the sum of the original issue price and interest on the original issue price, compounded daily. For Series A-2 and A-4 Preferred Shares, the annual interest rate is 8%. For Series A-3 Preferred Shares, the annual interest is 10%. For Series A-5, A-6 and A-7 Preferred shares, the annual interest is 12.5%.

Accounting of Preferred Shares except Series A-1 Preferred Shares

        Except for Series A-1 Preferred Shares, the Group accretes changes in the redemption value over the period from the date of issuance of the Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

        The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

        The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares (Continued)

        The Company's convertible redeemable preferred shares activities for the year ended December 31, 2016 and 2017 are summarized below:

	Series A Shares
	Number of shares	Amount (RMB)
Balances as of December 31, 2015	—	—
Issuance	113,586,750	141,800
Accretion on convertible redeemable preferred shares to redemption value	—	5,843

Balances as of December 31, 2016	113,586,750	147,643

Issuance	29,795,750	65,000
Accretion on convertible redeemable preferred shares to redemption value	—	21,282
Balances as of December 31, 2017	143,382,500	233,925

15. Loss per share

        Basic earning/(loss) per share and diluted earning/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2016 and 2017 as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017
	RMB	RMB
Numerator:
Net profit/(loss)	(94,032)	(67,039)
Accretion on convertible redeemable preferred shares redemption value	(5,843)	(21,282)

Net loss attributable to ordinary shareholders-Basic and diluted	(99,875)	(88,321)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding.	266,608,491	266,711,416

Basic and diluted loss per share	(0.37)	(0.33)

        For the years ended December 31, 2016 and 2017, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, "Earnings Per Share," due to the anti-dilutive effect.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

16. Commitments and contingencies

(a)   Operating lease

        The Company and its subsidiaries have entered into non-cancellable operating leases. Future minimum lease payments under these non-cancellable leases as follows:

As of December 31, 2017
RMB
2018	4,699
2019	3,115
2020	1,919
Thereafter	—

Total	9,733

        The Group recorded rental expense of RMB2,503 and RMB4,798 in the consolidated statements of comprehensive income/(loss) during the years ended December 31, 2016 and 2017, respectively.

(b)   Capital and other commitments

        The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2016 and December 31, 2017 other than disclosed in these consolidated financial statements.

17.   Restricted net assets

        Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB268,736 as of December 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company's shareholders.

18. Parent company only condensed financial information

        The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group's consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Parent company only condensed financial information (Continued)

included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company was incorporated in November 2017 and the Reorganization was completed in April 2018. As such, the parent company only condensed financial information has been prepared as if the Company has existed for all periods presented.

        The Company did not have significant capital and other commitments or guarantees as of December 31, 2017. The subsidiaries did not pay any dividend to the Company for the years presented.

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Parent company only condensed financial information (Continued)

Balance sheets

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
			Note 2 (e)
Assets
Investments in and advances to subsidiaries and VIEs	102,607	130,568	20,068

Total assets	102,607	130,568	20,068

Liabilities, Mezzanine Equity and Shareholders' Deficit

Total liabilities	—	—	—

Mezzanine equity
Convertible redeemable Series A preferred shares (US$0.00001 par value; 143,382,500 shares authorized as of December 31, 2016 and 2017, 113,586,750 shares and 143,382,500 shares issued and outstanding as of December 31, 2016 and 2017)	(147,643)	(233,925)	(35,954)

Total mezzanine equity	(147,643)	(233,925)	(35,954)

Shareholders' deficit
Ordinary shares (US$0.00001 par value; 4,779,964,000 shares authorized as of December 31, 2016 and 2017, 264,959,370 shares and 269,139,086 shares issued and outstanding as of December 31, 2016 and 2017)	(17)	(17)	(3)
Non-redeemable preferred shares (US$0.00001 par value; 76,653,500 shares authorized as of December 31, 2016 and 2017, 67,957,500 shares and 76,653,500 shares issued and outstanding as of December 31, 2016 and 2017)	(65,926)	(85,926)	(13,206)
Additional paid-in capital	(3,414)	—	—
Accumulated deficit	114,393	189,300	29,095

Total shareholders deficit	45,036	103,357	15,886

Total liabilities, mezzanine equity and shareholders' deficit	(102,607)	(130,568)	(20,068)

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Parent company only condensed financial information (Continued)

Statements of comprehensive loss

	For the year ended December 31
	2016	2017	2017
	RMB	RMB	US$
			Note 2 (e)
Share of loss of subsidiaries and VIEs	(94,032)	(67,039)	(10,304)

Net loss	(94,032)	(67,039)	(10,304)
Accretion on convertible redeemable preferred shares	(5,843)	(21,282)	(3,271)

Net loss attributable to ordinary shareholders	(99,875)	(88,321)	(13,575)

Comprehensive loss	(94,032)	(67,039)	(10,304)

        The Company had no cash flow activities for the periods presented.

19. Unaudited pro forma balance sheet and loss per share

        As described in Note 14, the Preferred Shares shall automatically convert into ordinary shares on a one-for-one basis immediately prior to the consummation of a QIPO. Accordingly, the Company has included the following pro forma financial information.

        The unaudited pro forma consolidated balance sheets has been prepared as if the conversion of Preferred Shares into ordinary shares occurred on December 31, 2017. The unaudited pro-forma loss per share for the year ended December 31, 2017 after giving effect to the conversion of the Preferred Shares into ordinary shares as of January 1, 2017 or the issuance date, if later, at the conversion ratio of one-for-one are as follows:

Year ended December 31, 2017
RMB
Numerator:
Net loss attributable to ordinary shareholders	(88,321)
Add back: Accretion on convertible redeemable preferred shares	21,282

Numerator for pro forma basic and diluted loss per share	(67,039)

Denominator:
Weighted average number of ordinary shares	266,711,416

Pro forma effect of conversion of non-redeemable preferred shares	71,602,673

Pro forma effect of conversion of convertible redeemable preferred shares	137,464,560

Denomiator for pro-forma basic and diluted loss per share	475,778,649

Pro forma basic and diluted net loss per share	(0.14)

SAMOYED HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

20. Subsequent events

        The Company evaluated subsequent events through June 14, 2018, the date on which these financial statements were issued.

  Investment in Subsidiary

        In January, 2018, the Group entered into an agreement to acquire a private company, Hunan Huixin Investment Guarantee Co., Ltd ("Huixin"), for a consideration of RMB3,800. Huixin provides financial guarantee services. As of June 14, 2018, the Group have obtained 95% of the equity interests of Huixin.

  Convertible loans

        In April, 2018, the holder of the Company's convertible loan agreed to exercise its conversion option to convert the entire balance of convertible loan into Series A-8 Preferred Shares, In addition, the holder paid an additional RMB100,000 in cash to exercise its warrants to subscribe for additional Series A-8 Preferred Shares.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND MARCH 31, 2018

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31	As of March 31,		Pro Forma March 31,
	Note	2017	2018	2018	2018	2018
		RMB	RMB	US$	RMB	US$
				Note 2(e)		Note 2(e)
Assets
Cash and cash equivalents	2(g)	70,324	16,063	2,561	16,063	2,561
Restricted cash (including cash and cash equivalents of the consolidated trust of RMB42,091 and RMB 221,205 as of December 31, 2017 and March 31 2018, respectively)	2(h)	126,554	280,695	44,749	280,695	44,749
Short-term investments	2(i)	—	—	—	—	—
Property, equipment and software, net	5	5,184	4,740	756	4,740	756
Intangible assets, net	5	369	358	57	358	57
Account receivable, net of provision for loan losses of RMB18,633 and RMB20,028 as of December 31, 2017 and March 31, 2018, respectively	9	18,160	28,427	4,532	28,427	4,532
Interest receivable	9	—	65	10	65	10
Contract assets	9	73,860	114,801	18,302	114,801	18,302
Loans receivable, net of provision for loan losses of RMB14,972 and RMB 31,425 as of December 31, 2017 and March 31 2018, respectively	3	1,214,036	1,045,867	166,736	1,045,867	166,736
Deferred tax assets	11	—	—	—	—	—
Receivable from related parties	10	4,970	10,000	1,594	10,000	1,594
Prepaid expenses and other assets	4	63,936	86,231	13,747	86,231	13,747

Total assets		1,577,393	1,587,247	253,044	1,587,247	253,044

Liabilities, Mezzanine Equity and Shareholders' Deficit:
Account payable (including account payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB13,079 and RMB19,744 as of December 31, 2017 and March 31, 2018, respectively)		(13,079)	(19,744)	(3,149)	(19,744)	(3,149)
Funding debt (including funding debt of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB1,249,849 and RMB 1,262,027 as of December 31, 2017 and March 31, 2018, respectively)	6	(1,249,849)	(1,262,027)	(201,197)	(1,262,027)	(201,197)
Derivative liability (including derivative liability of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB6,193 and RMB 8,338 as of December 31, 2017 and March 31, 2018, respectively)		(6,193)	(8,338)	(1,329)	(8,338)	(1,329)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2017 AND MARCH 31, 2018

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31	As of March 31,		Pro Forma March 31,
	Note	2017	2018	2018	2018	2018
		RMB	RMB	US$	RMB	US$
				Note 2(e)		Note 2(e)
Liabilities, Mezzanine Equity and Shareholders' Deficit (Continued)
Payroll and welfare payable (including payroll and welfare payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB21,915 and RMB16,700 as of December 31, 2017 and March 31, 2018, respectively)	7	(21,915)	(16,700)	(2,662)	(16,700)	(2,662)
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB2,424 and RMB4,840 as of December 31, 2017 and March 31, 2018, respectively)	11	(2,424)	(4,840)	(772)	(4,840)	(772)
Convertible loans (including convertible loans of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB95,082 and RMB 96,240 as of December 31, 2017 and March 31, 2018, respectively)	13	(95,082)	(96,240)	(15,343)	(96,240)	(15,343)
Financial guarantee liabilities (including financial guarantee liabilities of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB37,776 and RMB37,337 as of December 31, 2017 and March 31 2018, respectively)	2(o)	(37,776)	(37,337)	(5,952)	(37,337)	(5,952)
Payable to a related party (including payable to a related party of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB8,000 and nil as of December 31, 2017 and March 31, 2018, respectively)	10	(8,000)	—	—	—	—
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated variable interest entities ("VIEs") without recourse to the Company of RMB12,057 and RMB10,120 as of December 31, 2017 and March 31, 2018, respectively)	8	(12,507)	(10,120)	(1,613)	(10,120)	(1,613)

Total liabilities		(1,446,825)	(1,455,346)	(232,017)	(1,455,346)	(232,017)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2017 AND MARCH 31, 2018

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31	As of March 31,		Pro Forma March 31,
	Note	2017	2018	2018	2018	2018
		RMB	RMB	US$	RMB	US$
				Note 2(e)
Commitments and contingencies
Mezzanine equity
Convertible redeemable Series A-2 to A-7 preferred shares (US$0.00001 par value; 143,382,500 shares authorized as of December 31, 2017 and March 31, 2018, 143,382,500 shares issued and outstanding as of December 31, 2017 and March 31, 2018; none outstanding on a pro-forma basis)	16	(233,925)	(239,839)	(38,236)	—	—

Total mezzanine equity		(233,925)	(239,839)	(38,236)	—	—

Shareholders' deficit:
Ordinary shares (US$0.00001 par value; 4,779,964,000 shares authorized as of December 31, 2017 and March 31, 2018, 269,139,086 shares issued and outstanding as of December 31, 2017 and March 31, 2018; 489,175,086 Ordinary Shares outstanding on a pro-forma basis)	12	(17)	(17)	(2)	(31)	(4)
Non-redeemable preferred shares (US$0.00001 par value; 76,653,500 shares authorized as of December 31, 2017 and March 31, 2018, 76,653,500 shares issued and outstanding as of December 31, 2017 and March 31, 2018; none outstanding on a pro forma basis)	12	(85,926)	(85,926)	(13,699)	—	—
Additional paid-in capital		—	—	—	(325,751)	(51,933)
Accumulated deficit		189,300	193,881	30,910	193,881	30,910

Total shareholders' deficit		103,357	107,938	17,209	(131,901)	(21,027)

Total liabilities, mezzanine equity and shareholders' deficit		(1,577,393)	(1,587,247)	(253,044)	(1,587,247)	(253,044)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/ (LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

		For the Three Months Ended of March 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				Note 2(e)
Operating revenue:
Loan facilitation service fees	2(n)	12,251	53,823	8,581
Post-facilitation management service fees	2(n)	2,415	4,788	763
Financial guarantee income	2(n)	5,645	9,553	1,523
Recommendation fees	2(n)	12,420	24,648	3,929
Other revenue	2(n)	342	877	140
Interest income	2(n)	300	44,742	7,133
Interest expense	2(n)	—	(26,786)	(4,270)
Net interest income	2(n)	300	17,956	2,863
Less: Loan provision losses		—	(16,453)	(2,623)

Net operating revenue		33,373	95,192	15,176

Operating expenses:
Facilitation and servicing expenses	2(p)	(19,143)	(21,632)	(3,449)
Guarantee Loss	2(o)	(8,752)	(8,810)	(1,404)
Sales and marketing expenses	2(q)	(16,709)	(35,741)	(5,698)
General and administrative expenses	2(r)	(17,407)	(21,075)	(3,359)

Total operating expenses		(62,011)	(87,258)	(13,910)

(Loss) / profit from operations		(28,638)	7,934	1,266
Other expenses:
Interest expense on convertible loans		—	(4,456)	(710)
Fair value change of derivatives		—	(2,145)	(342)

(Loss)/profit before income tax expense		(28,638)	1,333	214
Income tax expense	11	—	—	—

Net (loss)/profit		(28,638)	1,333	214
Accretion on convertible redeemable preferred shares to redemption value	14	(1,415)	(5,914)	(943)

Net loss attributable to ordinary shareholders		(30,053)	(4,581)	(729)

Net (loss)/profit		(28,638)	1,333	214
Foreign currency translation adjustment, net of nil tax		—	—	—

Comprehensive (loss)/profit		(28,638)	1,333	214

Weighted average number of ordinary shares used in computing net (loss)/profit per share
Basic and diluted		265,125,948	269,139,086	269,139,086
Net (loss)/profit per share attributable to ordinary shareholders
Basic and diluted		(0.11)	(0.017)	(0.003)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

			Non-redeemable preferred shares
	Ordinary shares
					Additional paid-in capital	Accumulated deficit	Total shareholders' deficit
	Share	Amount	Share	Amount
		RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2016	264,959,370	17	59,261,500	65,926	3,414	(114,393)	(45,036)

Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	(3,414)	(1,415)	(4,829)
Capital contribution by shareholders	4,179,716	—	—	—	—	—	—
Net loss	—	—	—	—	—	(28,638)	(28,638)

Balance as of March 31, 2017	269,139,086	17	59,261,500	65,926	—	(144,446)	(78,503)

Balance as of December 31, 2017	269,139,086	17	76,633,500	85,926	—	(189,300)	(103,357)

Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	(5,914)	(5,914)
Capital contribution by shareholders	—	—	—	—	—	—	—
Net profit	—	—	—	—	—	1,333	1,333

Balance as of March 31, 2018	269,139,086	17	76,633,500	85,926	—	(193,881)	(107,938)

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities:
Net (loss)/profit	(28,638)	1,333	387
Adjustments to reconcile net (loss)/profit to net cash provided by (used in) operating activities:
Loan loss provision	—	16,453	2,623
Guarantee loss	8,752	8,810	1,231
Depreciation and amortization	451	680	108
Fair value change of derivatives	—	2,145	342

	(19,435)	29,421	4,691

Changes in operating assets and liabilities:
Decrease/(increase) in prepaid expenses and other assets	1,509	(22,295)	(3,555)
Increase in receivable from related parties	—	(5,030)	(802)
Increase in accounts receivables	(4,033)	(10,267)	(1,637)
Increase in contract assets	(19,942)	(37,722)	(6,014)
Increase in interest receivables	—	(65)	(10)
(Decrease)/increase in accounts payables	(2,651)	6,665	1,062
Decrease in payroll and welfare payable	(3,561)	(5,215)	(831)
(Decrease)/increase in other tax payable	(492)	2,416	385
Increase/(decrease) in accrued expenses and other liabilities	6,506	(1,229)	(196)
Decrease in loan receivable	—	151,716	24,187
Increase in funding debt	—	12,178	1,942
Decrease in financial guarantee liabilities	(5,838)	(12,468)	(1,988)

Net cash (used in)/generated by operating activities	(47,937)	108,105	17,234

Cash flows from investing activities:
Purchase of PPE	(425)	(225)	(36)
Purchase of short term investments	(19,000)	—	—

Net cash used in investing activities	(19,425)	(225)	(36)

Cash flows from financing activities:
Proceeds from the issuance of ordinary shares	—	—	—
Proceeds from the issuance of preferred shares	—	—	—
Proceeds from the issuance of mezzanine equity	45,000	—	—
Proceeds from the issuance of convertible loans	—	—	—
Repayment of related party loan	—	(8,000)	(1,275)

Net cash provided by/(used in) financing activities	45,000	(8,000)	(1,275)

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Net increase in cash and cash equivalents	(22,362)	99,880	15,923
Total Cash and cash equivalents and restricted cash at beginning of year	92,746	196,878	31,387
Total Cash and cash equivalents and restricted cash at end of year	70,384	296,758	47,310

Supplemental disclosure of cash flow information
Cash paid for interest	27,993	26,786
Supplemental disclosure of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	1,415	5,914

The accompanying notes form an integral part of these consolidated financial statements.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a)   Principal activities

        Samoyed Holding Limited (the "Company") is a holding company and with its consolidated subsidiaries and consolidated variable interest entities ("VIEs") (collectively referred to as the "Group") operates an online consumer finance company for borrowers and financial institution partners through its platform (www.smyfinancial.com) registered in the People's Republic of China (the "PRC" or "China").

        As of March 31, 2018, the Company's principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect ownership	Date of incorporation	Place of incorporation
Subsidiaries
Samoyed Technologies Holdings Limited	100%	November 16, 2017	British Virgin Islands
Samoyed (HK) Limited	100%	November 24, 2017	Hong Kong, China
Shenzhen Samoyed Information Technology Co., Ltd.	100%	March 14, 2018	Shenzhen, China
VIEs*
Shenzhen Samoyed Internet Finance Service Co., Ltd.	100%	May 26, 2015	Shenzhen, China
Shenzhen Wuyu Technologies Services Co., Ltd.	100%	December 12, 2016	Shenzhen, China

*
Controlled via contractual relationships

(b)   Reorganization

        Shenzhen Samoyed Internet Finance Service Co., Ltd. ("Shenzhen Samoyed") was established in the PRC and began operation in May 2015 by Mr. Tang Debin and Mr. Lin Jianming, (the "Funding Shareholders"). Subsequently Shenzhen Samoyed has completed several rounds of equity financing from third party investors.

        In April 2018, Shenzhen Samoyed completed a reorganization ("Reorganization") involving the following:

        Samoyed Holding Limited (the "Company") was incorporated under the laws of the Cayman Islands as an offshore holding company.

        Samoyed Technologies Holdings Limited ("Samoyed BVI"), was incorporated as a wholly-owned subsidiary of the Company, and Samoyed (HK) Limited ("Samoyed HK") was incorporated as a wholly-owned subsidiary of Samoyed BVI. Shenzhen Samoyed Information Technology Co., Ltd. ("Samoyed Information") was established as a wholly-owned subsidiary of Samoyed HK in the PRC.

        Samoyed Information entered into a series of contractual agreements with Shenzhen Samoyed and its shareholders (further discussed in Note 2(b)) which resulted in Samoyed Information becoming the primary beneficiary of Shenzhen Samoyed.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization (Continued)

        Shenzhen Wuyu Technologies Services Co., Ltd. ("Shenzhen Wuyu") was established in the PRC. Samoyed Information entered into a series of contractual agreements with Shenzhen Wuyu and its shareholders such that Shenzhen Wuyu has been treated as a variable interest entity of Samoyed Information since April 2018.

        After the Reorganization, the original shareholders of Shenzhen Samoyed and Shenzhen Wuyu received ordinary shares and preferred shares of the Company by giving up their rights and obligations in Shenzhen Samoyed and Shenzhen Wuyu. The Reorganization was accounted for at historical costs. The assets and liabilities of Shenzhen Samoyed and Shenzhen Wuyu are consolidated in the Company's financial statements at carryover basis.

2. Summary of significant accounting policies

(a)   Basis of presentation

        The Group's consolidated financial statements for the three months ended March 31, 2018 are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates.

Liquidity

        The Group incurred losses from operations from its inception to December 31, 2017, however, the Group started to make profit in the first quarter of 2018. The Group's accumulated deficit amounted to RMB189,300 and RMB192,789 as of as of December 31, 2017 and March 31, 2018, respectively. The net cash (used in)/provided by operating activities was approximately RMB(47,937) and RMB108,105 for the three months ended March 31, 2017 and 2018, respectively. As of March 31, 2018, the Group had cash and cash equivalents of RMB16,063. Subsequent to year end, in April 2018, the Group has issued additional Series A-8 Preferred Shares for cash of RMB100,000. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term. Based on the Group's operating plan, the existing cash and cash equivalents are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. Accordingly, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

(b)   Principle of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or

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2. Summary of significant accounting policies (Continued)

remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

        All transactions and balances among the Company, the VIEs have been eliminated upon consolidation.

        The Group became the primary beneficiary of Shenzhen Samoyed and Shenzhen Wuyu as a result of a series of contractual arrangements.

        A Summary of the VIE Arrangements is set forth below:

i)     VIE Agreements that give the Company effective control of VIEs and enable the company to receive substantially all of the economic benefits from the VIEs.

        Share Pledge Agreements.    Pursuant to the share pledge agreements, the shareholders of the Company variable interest entities have pledged all of their equity interest in the Company variable interest entities as a continuing first priority security interest, as applicable, to respectively guarantee the Company variable interest entities' performance of their obligations under the exclusive business cooperation agreements between the Company variable interest entities and Samoyed Information. If the Company variable interest entities or any of their shareholders breach their contractual obligations under these agreements, Samoyed Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Samoyed Information's rights include forcing the disposition or sale of all or part of the pledged equity interests of the applicable variable interest entities and receiving proceeds from such auction or sale in accordance with PRC law. Each of the shareholders of the Company variable interest entities agrees that, during the term of the applicable share pledge agreement, such shareholder will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Samoyed Information. Samoyed Information is entitled to all dividends declared by the Company variable interest entities. Each share pledge agreement will remain effective until the applicable variable interest entity discharge all their obligations under the exclusive business cooperation agreements.

        Power of Attorney.    Pursuant to each power of attorney, each shareholder of the Company variable interest entities has irrevocably appointed Samoyed Information to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder's meetings, appoint directors and executive officers and sell or dispose all or part of the equity interests owned by such shareholder in the Company variable interest entities. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of the applicable variable interest entity.

        Exclusive Business Cooperation Agreements.    Under the exclusive business cooperation agreements, Samoyed Information has the exclusive right to provide each of the Company variable interest entities

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2. Summary of significant accounting policies (Continued)

and their subsidiaries with technical support, consulting services and other services. In exchange, Samoyed Information is entitled to receive a service fee from each of the Company variable interest entities on a semi-annual basis and in an amount equal to all of its net income. Samoyed Information owns the intellectual property rights arising out of the performance of the exclusive business cooperation agreement. Unless otherwise agreed by the parties, this agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its determination.

        Exclusive Option Agreements.    Pursuant to the exclusive option agreements, the Company variable interest entities and each of their shareholders have irrevocably granted Samoyed Information an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder's equity interests in the applicable variable interest entities. As for the equity interests in a variable interest entity, the purchase price should be equal to the minimum price as permitted by PRC law. Without Samoyed Information's prior written consent, each variable interest entity and its shareholders have agreed that such variable interest entity shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees, enter into any material contract outside the ordinary course of business, merge with any other persons, make any investment and etc. No variable interest entity shall declare or distribute dividends to any of its shareholders without the prior written consent of Samoyed Information, and upon the request of Samoyed Information, each variable interest entity shall forthwith distribute all profits available for distribution to its shareholders.

        Each agreement will remain effective for a term of ten (10) years and may be extended from time to time by Samoyed Information at its election.

ii)    Consolidated trusts within Shenzhen Samoyed

        As part of the Group's efforts to develop new product offerings, the Group established a business relationship with trusts which were administered by a third-party trust company. The Group holds variable interest in the trust as the Group is entitled to the residual profit in the trust and the Group has agreed to underwrite the loans. The Company determined that this represents a variable interest in a variable interest entity. Since the trust only invests in loans suggested by the Group, the Group has power to direct the activities of the trust. The Group has the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. As a result, the Group is considered as a primary beneficiary of the trust and consolidated the trust's assets, liabilities, results of operations and cash flows. As of December 31, 2017 and March 31, 3018, the assets and liabilities included in the consolidated financial statements are restricted cash amounted to RMB42,091 and RMB221,205, loans receivable net of loan losses amounted to RMB1,214,036 and RMB1,045,867, other assets amounted to RMB10,386 and RMB12,498, prepaid expenses amounted to RMB1,896 and RMB1,021, funding debt amounted to RMB1,249,849 and RMB 1,262,027 and other liabilities amounted to RMB14,289 and RMB 13,647. The net revenue for the three months ended of March 31, 2018 included in the consolidated statement comprehensive income (loss) is RMB1,433 (for the three

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

months ended of March 31, 2017: nil). The assets of the trust can only be used to settle obligations of the trust.

        The following table sets forth the assets, liabilities, results of operations and cash flows of Shenzhen Samoyed, Shenzhen Wuyu and their subsidiaries(including the consolidated trusts) if any, which are included in the Group's consolidated financial statements. Transactions between the VIEs are eliminated in the balances presented below:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Cash and cash equivalents	70,324	16,063
Restricted cash	126,554	280,695
Short-term investments	—	—
Property, equipment and software, net	5,184	4,740
Intangible assets, net	369	358
Accounts receivable	18,160	28,427
Contract assets	73,860	114,801
Interest receivable	—	65
Loans receivable, net of provision for loan losses	1,214,036	1,045,867
Receivable from related parties	4,970	10,000
Prepaid expenses and other assets	63,936	86,231

Total assets	1,577,393	1,587,247

Account payable	(13,079)	(19,744)
Funding debt	(1,249,849)	(1,262,027)
Derivative liability	(6,193)	(8,338)
Payroll and welfare payable	(21,915)	(16,700)
Taxes payable	(2,424)	(4,840)
Convertible loans	(95,082)	(96,240)
Financial guarantee liabilities	(37,776)	(37,337)
Payable to a related party	(8,000)	—
Accrued expenses and other liabilities	(12,507)	(10,120)

Total liabilities	(1,446,825)	(1,455,346)

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

	For the Three Months Ended of March 31,2017	For the Three Months Ended of March 31,2018
	RMB	RMB
Net operating revenue	33,373	95,192
Net (loss)/ profit	(28,638)	1,333

Net cash (used in) / generated by operating activities	(47,937)	108,105
Net cash used in investing activities	(19,425)	(225)
Net cash provided by/(used in) financing activities	45,000	(8,000)

Net (decrease)/increase in cash and cash equivalents	(22,362)	99,880
Total cash and cash equivalents and restricted cash at beginning of year	92,746	196,878

Total cash and cash equivalents and restricted cash at end of year	70,384	296,758

(c)   Use of estimates

        The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

        Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, financial guarantee liabilities, allowance for loan losses, determination of uncertain tax positions and accounting for convertible loans, convertible redeemable preferred shares and derivatives. Such accounting estimates are impacted significantly by judgments and assumptions used in the preparation of the Group's consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

(d)   Foreign currency and foreign currency translation

        The Group uses Renminbi ("RMB") as its reporting currency. The US$ is the functional currency of the Group's entities incorporated in Cayman Islands and Hong Kong, and the RMB is the functional currency of the Group's PRC subsidiaries.

        Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income/(loss).

        The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the

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2. Summary of significant accounting policies (Continued)

average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders' deficit on the consolidated financial statements. The exchange rates used for translation on December 31, 2017 and March 31, 2018 were US$1.00=RMB6.5342 and RMB6.2881, respectively, representing the index rates stipulated by the People's Bank of China.

(e)   Convenience translation

        Translations of balances in the Group's consolidated balance sheet, consolidated statement of comprehensive income/(loss) and consolidated statement of cash flows from RMB into US$ as of and for three months ended March 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.2726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2018, or at any other rate.

(f)    Certain risks and concentration

        As of December 31, 2017 and March 31, 2018, substantially all of the Group's cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable, loans receivable and contract assets are generally unsecured and denominated in RMB, and are derived from loans originated and revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017 and March 31, 2018. No individual customer accounted for more than 10% of accounts receivable, loans receivable or contract assets as of December 31, 2017 and March 31, 2018.

(g)   Cash and cash equivalents

        Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(h)   Restricted cash

        Restricted cash represents: (i) cash received from financial institutional partners ("FIP") or borrowers that has not yet been disbursed or repaid, respectively, due to a settlement time lag. As of December 31, 2017 and March 31, 2018, the restricted cash related to cash not yet disbursed amounted to RMB52,607 and RMB234,610, respectively. (ii) security deposits set aside as requested by the FIP, amounted to RMB73,947 and RMB46,085 as of December 31, 2017 and March 31, 2018, respectively.

(i)    Short-term Investments

        Short-term investments mainly consist of investments placed with banks with original maturities between three months and one year and investments in money market funds. Interest earned is

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

recorded as net interest income in the consolidated statements of comprehensive income/(loss) during the periods presented.

(j)    Fair value measurement

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

        The three levels of inputs that may be used to measure fair value include:

        Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

        Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

        The Group's consolidated financial instruments consist principally of cash and cash equivalents, restricted cash, short investment, accounts receivable, interest receivable, contract assets, loans receivable, receivable from related parties, account payable, funding debt, convertible loans, payable to a related party, financial guarantee liabilities and derivatives. As of December 31, 2017 and March 31, 2018, the carrying values of the foregoing assets and liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

        On a recurring basis, the Group measures its short-term investments and derivative liability at fair value. Management is responsible for determining the fair value.

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

        The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Liabilities
Derivative liability	—	—	6,193	6,193

Total liabilities	—	—	6,193	6,193

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Liabilities
Derivative liability	—	—	8,338	8,338

Total liabilities	—	—	8,338	8,338

        The derivative liability represents the fair value of warrant of the convertible loans, the determination of the fair value requires significant judgment and estimation. Changes in fair value are recorded in the consolidated statement of comprehensive income/(loss).

        The Group uses the discounted cash flow model to value these derivative liability at inception and subsequent valuation dates. The Group analyzes the fair value of this derivative liability by first defining the cash flows associated with the derivative liability and then considers the assumptions used in determining the cash flows from a market participant's perspective. This discounted cash flow model incorporates assumptions such as the expected growth rate, as well as weighted average cost of capital ("WACC"). The expected growth rate and WACC are determined based on the historical performance of the Group and adjusted by the inputs that other market participants would use. The Group classifies the valuation techniques that use these inputs as Level 3.

(k)   Loans receivable, net

        Loans receivable represents loan originated by the Group through the consolidated trusts (Note 3), which is due from the borrowers. The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company's best estimate of the amounts that will not be collected.

        The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

        The Group writes-off the loans receivable and the related allowance when management determines that repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

        Accrued interest income on loans receivable is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Loans receivable is placed on non-accrual status upon reaching 90 days past due and is fully impaired with allowances made.

(l)    Property, equipment and software, net

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Property, equipment and software are depreciated over the estimated useful lives of the assets using the straight-line method. The table below sets forth the estimated useful life:

Category	Estimated useful life
Office furniture and equipment	3 years
Computer and electronic equipment	3 years
Software	10 years
Leasehold improvements	useful life on contracts

        Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation/amortization are removed from the consolidated financial statements and any resulting gain or loss is recognized in consolidated statement of comprehensive income/(loss).

(m)  Impairment of long-lived assets

        The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the three months ended March 31, 2017 and 2018.

(n)   Revenue recognition

        The Group engages primarily in operating an online consumer finance company by providing an online platform which facilitates borrowers and financial institution partners. The Group determined that it is not the legal lender and legal borrower in the loan facilitation and post facilitation management processes. Therefore, the Group does not record loans receivable and payable arising from the loans between FIP and borrowers on its balance sheets. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group's activities and is recorded net of value-added tax ("VAT"). The two performance obligations

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

are loan facilitation services and post-facilitation management services (e.g. cash processing and collection services).

        Revenue recognition policies for each type of service are discussed as follows:

Revenue from loans facilitation and post-facilitation management

        The Group charges fees for facilitating loan origination (covering matching of FIP to borrowers and facilitating the execution of loan agreement between FIP and borrowers), for providing ongoing monthly services (covering account management services and collection services) and guarantee services to FIP (covering the loss suffered by the FIP in case when borrowers default). The Group determines the fees relating to loan facilitation, post-facilitation management services and guarantee services as one combined fee and collect such fee over the term of the loan. A portion of the total fees are first allocated to guarantee according to ASC 460 based on its fair value, and the remainder is then allocated to the loan facilitation and post-facilitation management services based on their relative fair values.

        The Group considers the loan facilitation and post-facilitation management as two distinct performance obligations. Although the Group does not sell these services separately, the Group estimated the stand alone selling price using the expected cost plus a margin approach. Thus, all fees are allocated among loan facilitation and post-facilitation management. The Group considers the cost related to such services, profit margin, customer demand, effect of management competition on services, default histories of the borrowers and other market factors. The fees allocated to loan facilitation are recognized as revenue upon execution of loan agreements between FIP and borrowers; the fees allocated to post-facilitation management services are recognized over the period of the loan. Since the service fees are collected on a monthly basis over the term of the loan, a contract asset is recognized to the extent service is rendered prior to collection of fees.

        In addition, the Group also receives 2 kinds of variable fees which are contingent on future events,

        One is the variable fees from certain FIPs which are variable on the last quarter's default rate of the loan portfolio facilitated by the Group for the borrowers and those certain FIPs, these variable fees are recognized according to the Group's best estimate;

        The other one is the charges of overdue payments, these variable fees are not recognized until the uncertainty associated with the variable consideration is resolved, which is when the overdue charges are collected. These fees are classified within other revenue in the consolidated statement of comprehensive income/(loss).

SAMOYED HOLDING LIMITED

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(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        For the three months ending March 31, 2017 and 2018, revenues from loans facilitated by the company (other than those facilitated through the consolidated trusts(1)) by product offering for each of the periods presented as follows:

	Credit card balance transfer	Cash advances	Credit loans	Total
For the three months March 31, 2017
Loan Facilitation	10,302	1,949	—	12,251
Post Loan Facilitation	2,341	74	—	2,415
Financial guarantee income	5,520	125	—	5,645

	18,163	2,148	—	20,311

For the three months March 31, 2018
Loan Facilitation	11,112	17,475	25,236	53,823
Post Loan Facilitation	1,948	2,323	517	4,788
Financial guarantee income	7,412	2,141	—	9,553

	20,472	21,939	25,753	68,164

(1)
Excludes interest income and interest expense related to loans facilitated through the Company's consolidated trusts.

Revenue from recommendation services

        The Group provides recommendation services by referring users to other third-party financial services providers for financial services, such as applications of credit cards, insurance packages and other financial services. These fees are recognized when the Group has fulfilled its performance obligation, for example, when the application has been completed, and are classified within Recommendation Fees in the consolidated statement of comprehensive income/ (loss).

Incentives

        From time to time, the Company may at its discretion provides interest reduction coupon to borrowers on its platform which can be used by borrowers for their repayments of loans facilitated by the Company. The cost of such incentives are recorded as a reduction of revenue.

Other revenue

        Other revenue includes the charges of overdue payments for certain arrangements.

Net interest income

        Interest income represents interest on loan receivable (Note 3) convertible loans and short-term investments. Interest expense is accrued based on the expected rate of return during the contractual term of the funding debt. The table below sets forth the interest income and interest expense in the

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

consolidated statement of comprehensive income/(loss) related to the loans originated by the Group recorded during the the Three Months Ended of March 31, 2017 and 2018 are as follows:

	For the Three Months Ended of March 31, 2017	For the Three Months Ended of March 31, 2018
	RMB	RMB
Interest income from convertible loans	—	65
Interest income from short-term investments	300	4
Interest income from loan receivable(1)	—	44,673
Less: Interest expense of funding debt	—	(26,786)

Net interest income	300	17,956

(1)
For the periods presented, substantially all of the loans which generated the interest income are credit card balance transfer.

Value added tax

        The Group is subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income/(loss), such VAT and related surcharges are excluded from net revenues.

(o)   Financial guarantees

        For the loans facilitated through the Group's platform where the Group provides a guarantee to the FIP, the Group is only obligated to provide payments to the guaranteed party solely in the event of borrowers' default. Accordingly, the Group accounts for such guarantee liabilities in accordance with ASC Topic 460 and measured such at fair value at inception. The guarantee liabilities are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each loan facilitated between the borrower and the FIP is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the FIP is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts, measured using the guidance in ASC Topic 450, Contingencies.

        Subsequent to initial recognition, the guarantee liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. The Group follows ASC 460-10-35-1 to reduce the non-contingent component of the guarantee liability systematically over the term of the loan. With respect to the contingent component, the Group continues to evaluate based on an estimate of probable payout.

SAMOYED HOLDING LIMITED

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2. Summary of significant accounting policies (Continued)

        As the fees attributable to the guarantee are collected over the term of the loan, rather than at inception, a contract asset is recognized at loan inception at its fair value on a loan-by-loan basis. The fair value is estimated based on the attributable fees to be received over the term of the loan, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan. By taking into account the risk of default in the fair value estimate, the receivable the Group records is representative of what is deemed to be collectible. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the guarantee receivable. If the carrying amounts of the guarantee receivable exceeds the expected collections, an impairment loss is recorded for the guarantee receivable not recoverable.

        On a loan-by-loan basis, the Group determines the amount of fees attributable to the guarantee required from the FIP based on the estimated loss rate of the loans and the resulted fair value of financial guarantee liabilities in accordance with ASC 460-10-25-2 and ASC 460-10-32 thru 3. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The amount of fees is recognised as income and the amount of financial guarantee liabilities is reduced under ASC 460-10-35-2 on a systematic basis over the term of the guarantee when the borrowers pay their instalments of loans with principal and interest to the FIP, and the FIP pay the guarantee fees to the Group concurrently on a monthly basis.

        The following table sets forth the activities of guarantee liabilities for the year ended December 31, 2017 and for the three months ended March 31, 2018:

	Credit card balance transfer	Cash advances	Total
Balance as of January 1, 2017	18,141	273	18,414
Fair value of newly written guarantees	39,062	14,063	53,125
Release of liabilities upon repayments	(36,560)	(9,321)	(45,881)
Payouts during the year	(36,756)	(694)	(37,450)
Recovery during the year	1,918	18	1,936
Contingent liability recognized under ASC 450 subsequently—charged to income statement	40,627	7,005	47,632

Balance as of December 31, 2017	26,431	11,345	37,776

Fair value of newly written guarantees	9,690	3,655	13,345
Release of liabilities upon repayments	(7,857)	(2,269)	(10,126)
Payouts during the period	(14,247)	(855)	(15,102)
Recovery during the period	2,484	150	2,634
Contingent liability recognized under ASC 450 subsequently—charged to income statement	8,197	613	8,810

Balance as of March 31, 2018	24,699	12,638	37,337

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        As of December 31, 2017 and March 31, 2018, the amounts of maximum potential future payment the Group would be required to make were RMB37,776 and RMB37,337, respectively.

        As at December 31, 2017 and March 31, 2018 respectively, the original and outstanding loan balance, remaining weighted average contractual term and charge-off rates of the underlying loans to which the Company's contingent liabilities relate to were summarized in the following tables:

	Loan original amount
	For the year ended December 31, 2017	For the three months ended March 31, 2018
Credit card Balance Transfer	3,554,142	868,331
Cash Advance	1,276,489	653 241

Total	4,830,631	1,521,572

	Loan outstanding balance
	As of December 31, 2017	As of March 31, 2018
Credit card Balance Transfer	913,101	917,107
Cash Advance	321,487	366,353

Total	1,234,588	1,283,460

Charge-off Rate	For the year ended December 31, 2017	For the three months ended March 31, 2018
Credit card Balance Transfer	2.30%	3.71%
Cash Advance	0.00%	0.27%

		Remaining weighted average contractual term (months)
As of December 31, 2017	Credit card Balance Transfer	5.15
	Cash Advance	6.03
As of March 31, 2018	Credit card Balance Transfer	6.02
	Cash Advance	6.12

(p)   Facilitation and servicing expenses

        Facilitation and servicing expenses primarily consist of employee salaries and benefits who facilitate the loan facilitation, perform risk pricing, debt-collection service, customer service, data processing and data analysis.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(q)   Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB15,901 and RMB34,665 for the three months ended March 31, 2017 and 2018, respectively, are charged to the consolidated statements of comprehensive income/(loss) as incurred. The detail presented below:

	For the three months ended March 31, 2017	For the three months ended March 31, 2018
Branding	109	215
Advertising and online marketing promotion	15,792	34,450
Staff cost	802	1,070
Depreciation	6	6

Total	16,709	35,741

(r)   General and administrative expenses

        General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses. General and administrative expenses also include research and development expenditures, amounting to RMB4,907 and RMB7,767 for the three months ended March 31, 2017 and 2018, respectively. The detail presented below:

	For the three months ended March 31, 2017	For the three months ended March 31, 2018
Research and development	4,907	7,767
Salary and benefits	3,139	4,748
Professional service fee	5,143	4,741
Travel expenses	631	736
Office and facilities	2,044	2,572
Information service	753	189
Others	790	322

Total	17,407	21,075

(s)   Operating leases

        A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent-free period, the Group records the total expenses on a straight-line basis over the lease term.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

(t)    Taxation

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

        Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income/(loss) in the period of the enactment of the change.

        The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

        The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(u)   Earnings (loss) per share

        Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(v)   Segment reporting

        The Group's chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are all located in the PRC and all of the Group's revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(w)  Recently issued accounting standards

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which amends guidance related to certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The company does not expect the update will have significant impact on the Group's financial statements.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The new standard is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company has not early adopted this update and it will become effective on January 1, 2020. The Group is currently evaluating the impact of this guidance on its financial statements.

        In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective for fiscal years beginning after December 15, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its financial position, results of operations and cash flows.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (Continued)

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business ("ASU 2017-01"), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Group is currently evaluating the impact of this guidance on its financial statements.

3. Loans receivable, net

        Loans receivable originated and retained by the Group consist of the following:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Loans	1,229,008	1,074,009
Allowance for loan losses
Individually assessed	(3,483)	(9,542)
Collectively assessed	(11,489)	(18,600)

Allowance for loan losses	(14,972)	(28,142)

Loans receivable, net	1,214,036	1,045,867

        As of March 31, 2018, these loans are primarily personal loans made to individual borrowers with an original term up to a year. As of March 31, 2018 and December 31, 2017, these loans are substantially all related to credit card balance transfer loans. The annualized effective interest rate of these loans ranged between 10%~24%.

        For the year ended December 31, 2017 and for the three months ended of March 31, 2018, the provision for loan losses, net of reversals, of RMB14,972 and RMB 16,453 were charged to the consolidated statement of comprehensive income/(loss), respectively.

        Interest on loans receivable is accrued and credited to income as earned. The Group determines a loan's past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (Continued)

        The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2017 and for the three months ended of March 31, 2018:

	December 31, 2017	March 31, 2018
	RMB	RMB
Beginning balance	—	14,972
Provisions	17,647	18,706
Release of allowance related to loans receivable	(2,675)	(2,253)
Charge-offs	—	(3,283)

Ending balance	14,972	28,142

        he following table sets forth the aging of loans as of December 31, 2017 and March 31, 2018:

	1 - 29 days past Due	30 - 59 days past Due	60 - 89 days past Due	Over 90 days past Due	Total past due	Current	Total loans
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
December 31, 2017	7,943	2,683	1,736	3,483	15,845	1,213,163	1,229,008

March 31, 2018	7,768	6,176	6,589	9,542	30,075	1,043,934	1,074,009

        The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance for loan losses is comprised of two components. The first component covers loans past due over 90 days ("non-performing loans"). The second component covers other loans. Management performs a regular evaluation of the adequacy of the allowance.

        The non-performing loans are subject to individual impairment measurement based on the value of projected future cash flows. At March 31, 2018 and December 31, 2017, all non-performing loans are fully impaired.

        The allowance for other loans are based on the Group's past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

4. Prepaid expenses and other assets

        Receivables, prepayments and other assets consist of the following:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Security deposit(1)	51,784	72,131
Prepaid rental	1,229	1,272
Prepaid professional service fee	651	2,393
Prepaid credit checking expense	5,710	4,707
Prepaid to trust managers	1,896	1,021
Prepaid insurance expense	43	1,166
Prepaid online marketing expenses	46	1,748
Employee advances	501	499
Others	2,076	1,294

	63,936	86,231

(1)
As of December 31, 2017 and March 31, 2018, included in security deposit was RMB49,581 and RMB69,977 respectively, relating to security deposits set aside as requested by certain FIP and investors in trusts , held in accounts under the FIP and investors in trusts' name.

5. Property, equipment, software and intangible assets, net

        Property, equipment, software and intangible asset, net, consist of the following:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Computer and electronic equipment	5,875	6,098
Office furniture and equipment	242	244
Leasehold improvement	1,850	1,850
Software	443	443
Total	8,410	8,635
Less: Accumulated depreciation and amortization(1)	(2,857)	(3,537)

Property, equipment, software and intangible asset, net	5,553	5,098

(1)
Depreciation and amortization expenses in 2017 Q1 and 2018 Q1 was RMB451 and RMB680 respectively.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

6. Funding debt

        As of March 31, 2018, funding debt payable to the FIP of the consolidated trust with an original term up to a year and with a due date from 3 months to 12 months (December 31, 2017: from 3 months to 12 months). The annualized effective interest rates of the debt ranged between 6.5%-9% (December 31, 2017: 6.5%-9%).

        The following table summarizes the remaining contractual maturity dates of the Group's funding debts and associated interest rate:

	within 3 months	3 - 6 months	6 - 9 months	9 - 12 months	Over 12 months	Total funding debt
Dec 31, 2017	—	50,232	148,838	548,283	502,496	1,249,849

Interest rate	—	6.5%	7.2%	7.1% - 8.4%	6.7% - 7.2%	6.5% - 8.4%

Mar 31, 2018	50,232	149,657	559,642	—	502,496	1,262,027

Interest rate	6.5%	7.2%	7.1% - 8.4%	—	6.7% - 7.2%	6.5% - 8.4%

7. Employee benefits

        The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income/ (loss) for such employee benefits amounted to approximately RMB9,265 and RMB10,265 for three months of ended March 31, 2017 and 2018 respectively.

8. Accrued expenses and other liabilities

        Accrued expenses and other liabilities consist of the following:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Interest payables	1,582	3,660
Marketing and promotion expense	5,163	5,485
Accrued professional fees	3,742	—
Others	2,020	975

	12,507	10,120

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset , accounts receivable and interest receivable

        The timing of revenue recognition, scheduled payments, and cash collections results in contract assets, accounts receivables and interest receivable. Generally, a contract asset is recorded when service is rendered prior to scheduled payment. Accounts receivable and interest receivable are recorded when the right to consideration becomes unconditional at the time of scheduled payment and are presented separately in the consolidated balance sheet.

        The increases of contract assets and accounts receivable were primarily due to the increased number of total loans facilitated during the year. The increases of interest receivable were primarily due to receivable from related parties.

        The following table sets forth the rollforward of contract assets and accounts receivable for the year ended December 31, 2017 and the three months ended March 31, 2018:

Contract asset	Credit card balance transfer	Cash Advance	Credit Loans	Recommendation Service	Total
Balance as of January 1, 2017	26,862	478	—	8,518	35,858
Loan facilitation, post-facilitation, guarantee and recommendation services rendered	52,276	42,062	14,325	92,680	201,343
Fair value of newly written guarantees	39,062	14,063	—	—	53,125
Fees collected on guarantee services	(36,561)	(9,320)	—	—	(45,881)
Fees collected on loan facilitation,post-facilitation, guarantee and recommendation services rendered	(46,548)	(34,660)	(6,673)	(82,704)	(170,585)

Balance as of December 31, 2017	35,091	12,623	7,652	18,494	73,860

Balance as of January 1, 2018	35,091	12,623	7,652	18,494	73,860
Loan facilitation, post-facilitation, guarantee and recommendation services rendered	13,844	20,986	27,298	26,127	88,255
Fair value of newly written guarantees	9,689	3,656	—	—	13,345
Fees collected on guarantee services	(7,856)	(2,270)	—	—	(10,126)
Fees collected on loan facilitation,post-facilitation, guarantee and recommendation services rendered	(5,250)	(3,969)	(13,294)	(28,020)	(50,533)

Balance as of March 31, 2018	45,518	31,026	21,656	16,601	114,801

        The fair value of the guarantee at inception is the initial measurement of the guarantee liability at loan inception during the current period, while the cash collected on guarantee is the cash received from the FIPs for the guarantee service rendered for the loan facilitated during the current and previous periods. The difference between the fair value of the guarantee at inception and the cash collected during the period is caused by the different facilitated loan amounts and/or guarantee fee rate during different periods. The impairment of the amount repaid by the Company to FIP on behalf of the borrowers is assessed and recorded in Financial Guarantee Liabilities/Accounts Receivables and Guarantee Loss

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset , accounts receivable and interest receivable (Continued)

Accounts receivable

	Credit card Balance Transfer	Cash Advance	Total
Balance as of January 1, 2017	7,649	—	7,649
Payments under financial guarantee liabilities	75,236	5,002	80,238
Cash Collected	(28,306)	(1,678)	(29,984)
Charge off	(21,022)	(88)	(21,110)

Balance as of December 31, 2017	33,557	3,236	36,793

Balance as of January 1, 2018	33,557	3,236	36,793
Payments under financial guarantee liabilities	23,738	10,484	34,222
Cash Collected	(7,113)	(1,740)	(8,853)
Charge off	(12,859)	(848)	(13,707)

Balance as of March 31, 2018	37,323	11,132	48,455

        The charge off amounts represent the loan installment which the borrowers did not repay for over 210 days, at which time, the accounts receivable will be charged off against the allowance for loan losses. Provision for allowance for loan lossess is recognized as guarante loss in the income statement.

        Accounts receivable originated and retained by the Group consist of the following:

	As of
	December 31, 2017	March 31, 2018
Accounts receivable	36,793	48,455
Allowance for loan losses	(18,633)	(20,028)

Accounts receivable, net	18,160	28,427

        The following table sets forth the activity in the allowance for accounts receivable for the years ended December 31, 2017 and for the three months ended of March 31, 2018:

	As of
	December 31, 2017	March 31, 2018
Beginning balance	2,293	18,633
Transfer from financial guarantee liabilities	37,450	15,102
Charge-offs	(21,110)	(13,707)

Ending balance	18,633	20,028

        Payments made by the Company under the financial guarantee arrangement are recorded as accounts receivable from the borrowers when payments are made. The related allowance for loan losses on the accounts receivable is calculated together with all outstanding guarantees under financial

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

9. Contract asset , accounts receivable and interest receivable (Continued)

guarantee liabilities based on ASC 460 and ASC 450. When the account receivable is overdue by 90 days, an allowance equal to the full receivable will be transferred from financial guarantee liabilities to allowance for loan losses for accounts receivable.

10. Related party balances and transactions

        The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shenzhen Tanglin Investment Co., Ltd ("Shenzhen Tanglin")	A shareholder of the Group
Kunxi Financial Services (Shanghai) Co., Ltd ("Shanghai Kunxi")	Common shareholders
Shanghai Futong Information Technology Co., Ltd ("Shanghai Futong")	Common shareholders
Shenzhen Nianlun Financial Services Co., Ltd ("Shenzhen Nianlun")	Common shareholders
Shanghai Xinheliangcheng Information Technology Co., Ltd.("Shanghai Xinheliangcheng")	A shareholder of the Group
Shanghai Huju Information Technology Co., Ltd)	A shareholder of the Group
Tang De Bin	Management Staff

  Expenses paid to related parties

	Year ended March 31, 2017	Three months ended March 31, 2018
	RMB	RMB
Shanghai Kunxi	—	39
Shanghai Futong	60	—
Shenzhen Nianlun	—	—

	60	39

Related to:
General and administrative expense	—	39
Sales and marketing expense	60	—

	60	39

        Service fee expenses represent the marketing and due diligence services provided to the Group.

  Amounts due from a related party

	Year ended December 31, 2017	Three months ended March 31, 2018
	RMB	RMB
Shanghai Kunxi	2,970	—

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

10. Related party balances and transactions (Continued)

        Amount due from the related party represents the amount prepaid for potential investing activities to be conducted on behalf of the Group. As of the year ended December 2017, no acquisition has been taken place.

  Loan to a related party

	Year ended December 31, 2017	Three months ended March 31, 2018
	RMB	RMB
Shanghai Xinheliangcheng	2,000	3,500
Shanghai Huju	—	2,000
Tang De Bin	—	4,500

        In November 2017, the Group provided a one year non-interest bearing loan of RMB 2 million to Shanghai Xinheliangcheng. In March 2018, the Group provided additional RMB 1.5 million to Shanghai Xinheliangcheng, and together with the RMB 2 million provided in 2017, the total amount of the loan to the related party with the annual interest rate of 8% is RMB 3.5 million, the Group also entitles the option to convert the loan to the shares of Shanghai Xinheliangcheng within one year, and the Group has evaluated the fair value of the option which is immaterial to the Group. In January 2018, the Group provided a seven months loan of RMB4.5 million to Tang De Bin. In February 2018, the Group provided a loan of RMB 2 million to Shanghai Huju.

  Loan from a related party

	Year ended December 31, 2017	Three months ended March 31, 2018
	RMB	RMB
Shenzhen Tanglin	8,000	—

        In November 2017, the Group entered into a loan agreement with its shareholder, Shenzhen Tanglin, pursuant to the agreement, Shenzhen Tanglin provided a one year non-interest bearing loan of RMB8,000. The loan has been fully repaid in January 2018.

11. Taxation

Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

Hong Kong

        Hong Kong profits tax rate is 16.5% for the years ended December 31, 2017 and March 31, 2018. No Hong Kong profits tax was provided for as there was no estimated assessable profits tax during the relevant periods.

The PRC

        On March 16, 2007, the National People's Congress of the PRC enacted an Enterprise Income Tax Law ("EIT Law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for "high and new technology enterprises" ("HNTE"), which will be entitled to a favorable statutory tax rate of 15%. An enterprise's qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In November 2013, the local governments announced that Shenzhen Samoyed was qualified as HNTE and was subject to a preferential statutory tax rate of 15% for 2015, 2016 and 2017. In 2017, Shenzhen Samoyed re-applied for HNTE status and was approved the HNTE status in December 2016. Accordingly, Shenzhen Samoyed continued to be taxed at, and will be taxed at, a 15% rate after 2016.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

        The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Composition of income tax expense

        The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income/(loss) during the year ended March 31, 2017 and the three months ended March 31, 2018.

Reconciliation of the differences between statutory tax rate and the effective tax rate

        The Group did not identify significant unrecognized tax benefits for the years ended March 31, 2017 and for the three months ended of March 31, 2018 and does not anticipate any significant change in unrecognized tax benefits within 12 months from March 31, 2018.

        The following table sets forth reconciliation between the computed expected tax expense/(benefit) rate and the effective income tax rate:

	Three months Ended March 31, 2017	Three months Ended March 31, 2018
	RMB	RMB
Statutory tax rate	(25)%	(25)%
Research and development tax credit	(3)%	(8)%
Change in valuation allowance	22%	33%

Effective income tax rate	—	—

Deferred tax assets

        The following table sets forth the significant components of the deferred tax assets:

	As of
	December 31, 2017	March 31, 2018
	RMB	RMB
Deferred tax assets:
Net accumulated losses-carry forward	6,986	3,691
Deferred revenue and other temporary difference	25,072	22,250
Allowance for doubtful accounts and loan losses	15,814	18,016

Total deferred tax assets	47,872	43,957

Less: valuation allowance	(47,872)	(43,957)

Total deferred tax assets, net	—	—

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (Continued)

Roll forward of valuation allowances

	Year Ended December 31, 2017	Three Months Ended March 31, 2018
At beginning of year	30,541	47,872
Current year additions	17,331	—
Current year reversals	—	(3,915)

At end of year/period	47,872	43,957

        Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2017 and March 31, 2018, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

        As of March 31, 2018, total tax loss carry forwards of the Company's subsidiaries in the PRC of approximately RMB14,764, will expire if not used between 2020 and 2021. The applicable carry-forward limitation period is 5 years under the PRC CIT law.

Uncertain tax positions

        The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and March 31, 2018, the Group did not have any significant unrecognized uncertain tax positions.

12. Ordinary shares and non-redeemable preferred shares

        In November 2017, Samoyed Holding Limited was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 5,000,000,000 shares, of which 4,779,964,000 shares are designated as ordinary shares at par value of US$0.00001 and 220,036,000 as preferred shares. As part of the Group's Reorganization in April 2018 discussed in Note 1(b), the Company issued certain ordinary shares and non-redeemable preferred shares to some of the then shareholders of Shenzhen Samoyed in exchange for their equity interest in Shenzhen Samoyed. As of December 31, 2017 and March 31, 2018, the issued and outstanding number of outstanding ordinary shares 269,139,086; the issued and outstanding number of non-redeemable preferred shares was 76,653,500.

13. Convertible loans

        In November 2017, Shenzhen Samoyed entered into investment agreement with a third party investor to issue a convertible loan amounted to RMB100,000 with compounding interest at 13% per annum, maturing one year after the issuance date. Pursuant to the investment agreement, the holder of the convertible loan may (i) convert all or part of the outstanding principal into preferred shares of the Company, or (ii) if the Reorganization is not completed within one year from the date of issuance,

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

13. Convertible loans (Continued)

convert all or part of the outstanding principal into shares of Shenzhen Samoyed. The conversion price is determined based on a valuation of RMB1,250,000. Upon conversion of the convertible loan into preferred shares of the Company, the holder has a warrant to subscribe for up to RMB100,000 in preferred shares of the Company, also based on a valuation of RMB1,250,000.

        Upon maturity of the RMB100,000 convertible loan, if the conversion option has yet to be exercised, the holder has the option to extend the convertible loan by one more year and also subscribe for another RMB 100 million of convertible loan, with the same conversion term and conversion price as the first RMB 100 million convertible loan.

        The Company has recorded the warrant to subscribe preferred shares and the option to subscribe additional convertible loan as a derivative at fair value. With respect to the conversion option, since it cannot be net settled and does not meet the definition of a derivative, the conversion feature is not bifurcated from the debt host.

14. Redeemable convertible preferred shares

        As part of the Group's Reorganization in April 2018 discussed in Note 1(b), the Company issued the following redeemable convertible preferred shares to some of the then shareholders of Shenzhen Samoyed in exchange for their rights and obligations in Shenzhen Samoyed.

        The Company's issued and outstanding convertible redeemable preferred shares are summarized as follows:

	As of December 31	As of March 31
	No. of shares authorized	No. of shares issued and outstanding
		2017	2018
Series A-3	44,309,000	44,309,000	44,309,000
Series A-4	48,178,000	48,178,000	48,178,000
Series A-6	42,199,500	42,199,500	42,199,500
Series A-7	8,696,000	8,696,000	8,696,000

Total	143,382,500	143,382,500	143,382,500

        Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of US$0.00001 per share.

        The Group determined that the Series A-2, A-3, A-4, A-5, A-6, A-7 Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Preferred Shares are contingently redeemable at any time on or after December 31, 2020 in the event that a qualified initial public offering ("QIPO") has not occurred and the Preferred Shares have not been converted. The QIPO is defined as a firm underwritten public offering of the Ordinary Shares of the Company on the Nasdaq Global Market System, the New York Stock Exchange, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange, with an offering price (exclusive of underwriting commissions and expenses) that

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares (Continued)

reflects the valuation of the Company immediately prior to such offering being not less than RMB 4,000,000.

        Series A-1 Preferred Shares are not redeemable and therefore are classified within permanent equity (Note 12).

        The key terms of the Preferred Shares are as follows:

Conversion rights

        Each of the Preferred Shares is convertible, at the option of the holder, into the Company's ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such Preferred Shares, subject to adjustments in the event of (i) share splits, share dividends, combinations, recapitalization and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance.

        The Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of a QIPO.

Dividend rights

        The holder of preferred shares shall be entitled to dividend rights on an as-converted basis.

Liquidation preferences

        In the event of any liquidation, dissolution or winding up of the Group, either voluntarily or involuntarily, the holders of Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the ordinary Shares or any other class or series of shares by reason of their ownership of such shares, the amount equal to the 100% of the original issue price. If the funds were insufficient to pay the full original issue price, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Preferred Shares holders in proportion to the amount each such holder is otherwise entitled to receive. After distribution or payment in full of such amounts, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of outstanding ordinary shares and the holders of outstanding Preferred Shares in proportion to the number of outstanding ordinary shares held by them (on an as-converted basis).

Voting rights

        The holder of the Preferred Shares shall be entitled to the voting rights on an as-converted basis.

Redemption rights

        At any time on or after December 31, 2020, any holder of the Preferred Shares (except for Series A-1 Preferred Shares) may request the Company to redeem any or all of the Preferred Shares held by such holder. The redemption prices shall be the sum of the original issue price and interest on

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares (Continued)

the original issue price, compounded daily. For Series A-2 and A-4 Preferred Shares, the annual interest rate is 8%. For Series A-3 Preferred Shares, the annual interest is 10%. For Series A-5, A-6 and A-7 Preferred shares, the annual interest is 12.5%.

Accounting of Preferred Shares except Series A-1 Preferred Shares

        Except for Series A-1 Preferred Shares, the Group accretes changes in the redemption value over the period from the date of issuance of the Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

        The Group determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.

        The Group has determined that there was no embedded beneficial conversion feature attributable to the Preferred Shares.

        The Company's convertible redeemable preferred shares activities for the year ended

        December 31, 2016 and 2017 and 3 months ended March 31, 2018 are summarized below:

	Series A Shares
	Number of shares	Amount (RMB)
Balances as of December 31, 2016	113,586,750	147,643
Issuance	29,795,750	65,000
Accretion on convertible redeemable preferred shares to redemption value	—	21,282

Balances as of December 31, 2017	143,382,500	233,925

Accretion on convertible redeemable preferred shares to redemption value	—	5,914
Balances as of March 31, 2018	143,382,500	239,839

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

15. Loss per share

        Basic earning/(loss) per share and diluted earning/(loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for three months of ended March 31, 2017 and 2018 as follows:

	For three months of Ended March 31, 2017	For three months of Ended March 31, 2018
	RMB	RMB
Numerator:
Net profit/(loss)	(28,638)	1,333
Accretion on convertible redeemable preferred shares redemption value	(1,415)	(5,914)

Net loss attributable to ordinary shareholders—Basic and diluted	(30,053)	(4,581)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding.	265,125,948	269,139,086

Basic and diluted loss per share	(0.11)	(0.017)

        For the three months ended March 31, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, "Earnings Per Share," due to the anti-dilutive effect.

16. Commitments and contingencies

(a)   Operating lease

        The Company and its subsidiaries have entered into non-cancellable operating leases. Future minimum lease payments under these non-cancellable leases as follows:

As of March 31, 2018
RMB
2018	3,691
2019	3,061
2020	1,744
Thereafter	—

Total	8,496

        The Group recorded rental expense of RMB1,205 and RMB1,247 in the consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2017 and 2018, respectively.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

16. Commitments and contingencies (Continued)

(b)   Capital and other commitments

        The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2017 and March 31, 2018 other than disclosed in these consolidated financial statements.

17. Restricted net assets

        Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB422,877 as of March 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company's shareholders.

18. Parent company only condensed financial information

        The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group's consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIEs. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general- purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company was incorporated in November 2017 and the Reorganization was completed in April 2018. As such, the parent company only condensed financial information has been prepared as if the Company has existed for all periods presented.

        The Company did not have significant capital and other commitments or guarantees as of December 31, 2017 and March 31,2018. The subsidiaries did not pay any dividend to the Company for the periods presented.

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Parent company only condensed financial information (Continued)

Balance sheets

	As of December 31	As of March 31
	2017	2018	2018
	RMB	RMB	US$
			Note 2 (e)
Assets
Investments in and advances to subsidiaries and VIEs	130,568	131,901	21,201

Total assets	130,568	131,901	21,201

Liabilities, Mezzanine Equity and Shareholders' Deficit
Total liabilities	—	—	—

Mezzanine equity
Convertible redeemable Series A preferred shares (US$0.00001 par value; 143,382,500 shares authorized as of December 31, 2017 and March 31, 2017, 143,382,500 shares issued and outstanding as of December 31, 2017 and March 31, 2018)	(233,925)	(239,839)	(38,236)

Total mezzanine equity	(233,925)	(239,839)	(38,236)

Shareholders' deficit
Ordinary shares (US$0.00001 par value; 4,779,964,000 shares authorized as of of December 31, 2017 and March 31, 2018, 266,711,416 shares and 269,139,086 shares issued and outstanding as of December 31, 2017 and March 31, 2018)	(17)	(17)	(2)
Non-redeemable preferred shares (US$0.00001 par value; 76,653,500 shares authorized as of December 31, 2017 and March 31, 2018, 76,653,500 shares issued and outstanding as of December 31, 2017 and March 31, 2018)	(85,926)	(85,926)	(13,699)
Additional paid-in capital	—	—	—
Accumulated deficit	189,300	193,881	30,910

Total shareholders deficit	103,357	107,938	17,209

Total liabilities, mezzanine equity and shareholders' deficit	(130,568)	(131,901)	(21,027)

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

18. Parent company only condensed financial information (Continued)

Statements of comprehensive (loss)/profit

	For the three months ended March 31
	2017	2018	2018
	RMB	RMB	US$
			Note 2 (e)
Share of (loss)/profit of subsidiaries and VIEs	(28,638)	1,333	214

Net (loss)/profit	(28,638)	1,333	214
Accretion on convertible redeemable preferred shares	(1,415)	(5,914)	(943)

Net loss attributable to ordinary shareholders	(30,053)	(4,581)	(729)

Comprehensive loss/profit	(28,638)	1,333	214

        The Company had no cash flow activities for the periods presented.

19. Unaudited pro forma balance sheet and loss per share

        As described in Note 14, the Preferred Shares shall automatically convert into ordinary shares on a one-for-one basis immediately prior to the consummation of a QIPO. Accordingly, the Company has included the following pro forma financial information.

        The unaudited pro forma consolidated balance sheets has been prepared as if the conversion of Preferred Shares into ordinary shares occurred on March 31, 2018. The unaudited pro-forma loss per share for the three months ended March 31, 2018 after giving effect to the conversion of the Preferred Shares into ordinary shares as of January 1, 2018 or the issuance date, if later, at the conversion ratio of one-for-one are as follows:

Three month ended March 31, 2018
RMB
Numerator:
Net (loss)/profit attributable to ordinary shareholders	1,333
Add back: Accretion on convertible redeemable preferred shares	(5,914)

Numerator for pro forma basic and diluted loss per share	(4,581)

Denominator:
Weighted average number of ordinary shares	269,139,086

Pro forma effect of conversion of non-redeemable preferred shares	76,653,500

Pro forma effect of conversion of convertible redeemable preferred shares	143,382,500

Denominator for pro-forma basic and diluted loss per share	489,175,086

Pro forma basic and diluted net loss per share	(0.009)

SAMOYED HOLDING LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except share data, or otherwise noted)

20. Subsequent events

        The Company evaluated subsequent events through June 14, 2018, the date on which these financial statements were issued.

  Investment in Subsidiary

        In January, 2018, the Group entered into an agreement to acquire a private company, Hunan Huixin Investment Guarantee Co., Ltd ("Huixin"), for a consideration of RMB3,800. Huixin provides financial guarantee services. As of June 14, 2018, the Group obtained 95% of the equity interests of Huixin.

  Convertible loans

        In April, 2018, the holder of the Company's convertible loan agreed to exercise its conversion option to convert the entire balance of convertible loan into Series A-8 Preferred Shares, In addition, the holder paid an additional RMB100,000 in cash to exercise its warrants to subscribe for additional Series A-8 Preferred Shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own willful default or actual fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Under the form of indemnification agreements filed as Exhibit 10.29 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        We were incorporated as Samoyed Holding Limited on November 10, 2017 and have since then issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)
Osiris International Cayman Limited	November 10, 2017	1 ordinary share	0.00001
TL Development Limited	November 10, 2017	166,710,587 ordinary shares	1,668
TLJC Development Limited	November 10, 2017	98,336,606 ordinary shares	984
TLJL Development Limited	November 10, 2017	4,091,892 ordinary shares	41
TLZX Development Limited	November 10, 2017	5,538,500 ordinary shares	56
TLZL Development Limited	November 10, 2017	4,220,000 ordinary shares	43
TLZY Development Limited	November 10, 2017	5,274,500 ordinary shares	53
TLZX Development Limited	December 8, 2017	43,118,500 ordinary shares	432
TLZX Development Limited	April 20, 2018	44,309,000 Series A-3-2 preferred shares, 4,348,000 Series A-7-2 preferred shares, a warrant to purchase 44,309,000 Series A-3-2 preferred shares and 4,348,000 Series A-7-2 preferred shares	Not applicable	(2)
TLZY Development Limited	April 20, 2018	3,274,500 Series A-2-3 preferred shares	Not applicable	(3)
TLZL Development Limited	April 20, 2018	4,220,000 Series A-4-1 preferred shares	Not applicable	(4)
YIL Samoyed Ltd	April 20, 2018	38,770,500 Series A-1-1 preferred shares, a warrant to purchase 38,770,500 Series A-1-2 preferred shares	388
Welight Capital L.P.	April 20, 2018	9,583,500 Series A-4-1 preferred shares, a warrant to purchase 9,583,500 Series A-4-2 preferred shares	96
Success Auto Limited	April 20, 2018	26,374,500 Series A-4-1 preferred shares, a warrant to purchase 26,374,500 Series A-4-2 preferred shares	264
Rongxin Assets (HK) Co., Limited	April 20, 2018	4,348,000 Series A-7-1 preferred shares, a warrant to purchase 4,348,000 Series A-7-2 preferred shares	44
YX Venture II Holdings Limited	April 20, 2018	4,689,000 Series A-5-1 preferred shares, a warrant to purchase 4,689,000 Series A-5-2 preferred shares	47
YX Fintech I Holdings Limited	April 20, 2018	4,348,000 Series A-7-1 preferred shares, a warrant to purchase 4,348,000 Series A-7-2 preferred shares	44
YH Argo (BVI) Limited	April 20, 2018	7,089,120 Series A-4-1 preferred shares, 9,377,500 Series A-5-1 preferred shares, 13,503,960 Series A-6-1 preferred shares, a warrant to purchase 7,089,120 Series A-4-2 preferred shares, 9,377,500 Series A-5-2 preferred shares and 13,503,960 Series A-6-2 preferred shares	301
CITIC Capital GL Limited	April 20, 2018	23,444,000 Series A-6-1 preferred shares, 4,348,000 Series A-7-1 preferred shares, a warrant to purchase 23,444,000 Series A-6-2 preferred shares and 4,348,000 Series A-7-2 preferred shares	279
TLZX Development Limited	April 20, 2018	2,756,880 Series A-4-1 preferred shares, 5,251,540 Series A-6-1 preferred shares, a warrant to purchase 2,756,880 Series A-4-2 preferred shares and 5,251,540 Series A-6-2 preferred shares	81
Vision Plus Capital Fund LP	April 20, 2018	2,000,000 Series A-2-3 preferred shares, 8,000,000 Series A-4-3 preferred shares	US$ equivalent amount of RMB25,000,000 calculated based on the exchange rate as of the funding date
Coastal Frontier International Limited	May 4, 2018	80,000,000 Series A-8 preferred shares	US$ equivalent amount of RMB100,000,000 and exercise of conversion option to convert balance of convertible loan of RMB100,000,000
Shanghai Yongyu II Equity Investment Limited Partnership	June 30, 2018	4,689,000 Series A-5-2 preferred shares	1,537,523.1
Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership	June 30, 2018	4,348,000 Series A-7-2 preferred shares	1,537,452.8
CITIC Capital GL Limited	June 30, 2018	23,444,000 Series A-6-2 preferred shares and 4,348,000 Series A-7-2 preferred shares	9,224,740.4

(2)
44,309,000 ordinary shares held by TLZX Development Limited were re-designated into Series A-3-1 preferred shares on a one-for-one basis, and 4,348,000 ordinary shares held by TLZX Development Limited were re-designated into Series A-7-1 preferred shares on a one-for-one basis.

(3)
3,274,500 ordinary shares held by TLZY Development Limited were re-designated into Series A-2-3 preferred shares on a one-for-one basis.

(4)
4,220,000 ordinary shares held by TLZL Development Limited were re-designated into Series A-4-1 preferred shares on a one-for-one basis.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)
Exhibits

        See Exhibit Index beginning on page II-5 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SAMOYED HOLDING LIMITED

EXHIBIT INDEX

1.1	*	Form of Underwriting Agreement

3.1	*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	*	Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement, among the Registrant, the Depositary and Beneficial Owners of the American Depositary Receipts

4.4	*	Second Amended and Restated Shareholders Agreement, among the Registrant and the other parties named thereto dated , 2018

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain other legal matters

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1		Share Pledge Agreement concerning Samoyed Internet Finance, among Samoyed Information, Samoyed Internet Finance, Shenzhen Tanglin Investment Co., Ltd, Shenzhen Tanglin Jucai Equity Investment Limited Partnership, Shenzhen Tanglin Juli Equity Investment Limited Partnership, Liu Zhongyang, Zhou Yang, Xiao Bing, Tianjin Yuebo Investment Consulting Co., Ltd, Xiamen Fortune Haixia Venture Capital Investment Management Co., Ltd, Shanghai Yongyu II Equity Investment Limited Partnership, Beijing Welight Equity Investment Limited Partnership, Shanghai Hongcheng Equity Investment Limited Partnership, Hangzhou VisionPlus Equity Investment Limited Partnership, Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership, Youzhongxinye Finance Information Services (Shanghai) Co., Ltd, Hongyun Investment Holding Co., Ltd, Shenzhen Fortune Chuangkun Equity Investment Limited Partnership, Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership and Shanghai Jucheng Investment Equity Limited Partnership, dated April 20, 2018 (English Version)

10.2		Power of Attorney concerning Samoyed Internet Finance, granted by Shenzhen Tanglin Investment Co., Ltd to Samoyed Information, dated April 20, 2018 (English Version)

10.3		Power of Attorney concerning Samoyed Internet Finance, granted by Shenzhen Tanglin Jucai Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.4		Power of Attorney concerning Samoyed Internet Finance, granted by Shenzhen Tanglin Juli Equity Investment Limited Partnership, dated April 20, 2018 (English Version)

10.5		Power of Attorney concerning Samoyed Internet Finance, granted by Liu Zhongyang to Samoyed Information, dated April 20, 2018 (English Version)

10.6		Power of Attorney concerning Samoyed Internet Finance, granted by Zhou Yang to Samoyed Information, dated April 20, 2018 (English Version)

10.7	Power of Attorney concerning Samoyed Internet Finance, granted by Xiao Bing to Samoyed Information, dated April 20, 2018 (English Version)

10.8	Power of Attorney concerning Samoyed Internet Finance, granted by Tianjin Yuebo Investment Consulting Co., Ltd to Samoyed Information, dated April 20, 2018 (English Version)

10.9	Power of Attorney concerning Samoyed Internet Finance, granted by Xiamen Fortune Haixia Venture Capital Investment Management Co., Ltd to Samoyed Information, dated April 20, 2018 (English Version)

10.10	Power of Attorney concerning Samoyed Internet Finance, granted by Shanghai Yongyu II Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.11	Power of Attorney concerning Samoyed Internet Finance, granted by Beijing Welight Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.12	Power of Attorney concerning Samoyed Internet Finance, granted by Shanghai Hongcheng Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.13	Power of Attorney concerning Samoyed Internet Finance, granted by Hangzhou VisionPlus Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.14	Power of Attorney concerning Samoyed Internet Finance, granted by Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.15	Power of Attorney concerning Samoyed Internet Finance, granted by Youzhongxinye Finance Information Services (Shanghai) Co., Ltd to Samoyed Information, dated April 20, 2018 (English Version)

10.16	Power of Attorney concerning Samoyed Internet Finance, granted by Hongyun Investment Holding Co., Ltd to Samoyed Information, dated April 20, 2018 (English Version)

10.17	Power of Attorney concerning Samoyed Internet Finance, granted by Shenzhen Fortune Chuangkun Equity Investment Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.18	Power of Attorney concerning Samoyed Internet Finance, granted by Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.19	Power of Attorney concerning Samoyed Internet Finance, granted by Shanghai Jucheng Investment Equity Limited Partnership to Samoyed Information, dated April 20, 2018 (English Version)

10.20	Exclusive Business Cooperation Agreement between Samoyed Internet Finance and Samoyed Information, dated April 20, 2018 (English Version)

10.21		Exclusive Option Agreement concerning Samoyed Internet Finance, among Samoyed Information, Samoyed Internet Finance, Shenzhen Tanglin Investment Co., Ltd, Shenzhen Tanglin Jucai Equity Investment Limited Partnership, Shenzhen Tanglin Juli Equity Investment Limited Partnership, Liu Zhongyang, Zhou Yang, Xiao Bing, Tianjin Yuebo Investment Consulting Co., Ltd, Xiamen Fortune Haixia Venture Capital Investment Management Co., Ltd, Shanghai Yongyu II Equity Investment Limited Partnership, Beijing Welight Equity Investment Limited Partnership, Shanghai Hongcheng Equity Investment Limited Partnership, Hangzhou VisionPlus Equity Investment Limited Partnership, Ningbo Meishan Free Trade Harbour Area Yongyun Huaxin Venture Capital Limited Partnership, Youzhongxinye Finance Information Services (Shanghai) Co., Ltd, Hongyun Investment Holding Co., Ltd, Shenzhen Fortune Chuangkun Equity Investment Limited Partnership, Shenzhen Fortune Chuanglian Equity Investment Fund Limited Partnership and Shanghai Jucheng Investment Equity Limited Partnership, dated April 20, 2018 (English Version)

10.22		Share Pledge Agreement concerning Wuyu Technologies, among Samoyed Information, Wuyu Technologies, Mr. Tang and Mr. Lin, dated April 20, 2018 (English Version)

10.23		Power of Attorney concerning Wuyu Technologies, granted by Mr. Tang to Samoyed Information, dated April 20, 2018 (English Version)

10.24		Power of Attorney concerning Wuyu Technologies, granted by Mr. Lin to Samoyed Information, dated April 20, 2018 (English Version)

10.25		Exclusive Business Cooperation Agreement between Wuyu Technologies and Samoyed Information, dated April 20, 2018 (English Version)

10.26		Exclusive Option Agreement concerning Wuyu Technologies, among Samoyed Information, Wuyu Technologies, Mr. Tang and Mr. Lin, dated April 20, 2018 (English Version)

10.27		2018 Equity Incentive Plan

10.28		Form of Option Agreement

10.29	*	[Form of Indemnification Agreement with Executive Officers and Directors]

21.1	*	Principal subsidiaries and consolidated affiliated entities of the Registrant

23.1	*	Consent of Maples and Calder (Hong Kong) LLP

23.2	*	Consent of Shearman & Sterling LLP

23.3	*	Consent of Fangda Partners

23.4	*	Consent of Oliver Wyman Consulting (Shanghai) Limited

23.5	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

24.1	*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1	*	[Code of Business Conduct and Ethics of the Registrant]

99.2	*	Opinion of Fangda Partners regarding certain PRC law matters

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [Shenzhen], People's Republic of China, on                , 2018.

Samoyed Holding Limited
By:
Name:
Title:

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints                and                as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman and Director	, 2018
	Chief Executive Officer and Director (Principal Executive Officer)	, 2018
	Director	, 2018
	Director	, 2018
	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Samoyed Holding Limited, has signed this Registration Statement or amendment thereto in                    on                    ,  2018.

Authorized U.S. Representative
By:
Name:
Title: